7/18

Follow-Up Materials


06015323

MEMORANDUM

BEST AVAILABLE COPY

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 083-00002 FISCAL YEAR: 12-31-05

(03/94)

ADB

2005 ANNUAL REPORT

VOLUME 2 Financial Report

Asian Development Bank

About the Asian Development Bank

The work of the Asian Development Bank (ADB) is aimed at improving the welfare of the people in Asia and the Pacific, particularly the nearly 1.9 billion who live on less than $2 a day. Despite many success stories, Asia and the Pacific remains home to two thirds of the world's poor. ADB is a multilateral development finance institution owned by 64 members, 46 from the region and 18 from other parts of the globe. ADB's vision is a region free of poverty. Its mission is to help its developing member countries reduce poverty and improve the quality of life of their citizens.

ADB's main instruments for providing help to its developing member countries are policy dialogue, loans, equity investments, guarantees, grants, and technical assistance.

ADB's headquarters is in Manila. It has 26 offices around the world and has more than 2,000 employees from over 50 countries.

The term "country," as used in the context of ADB, refers to a member of ADB and does not imply any view on the part of ADB as to the member's sovereignty or independent status.

In this publication, $ refers to US dollars.

Printed in Hong Kong, China.

The ADB Annual Report 2005 comprises two separate volumes: Volume 1 is the main report and Volume 2 contains the financial statements and statistical annex.

ADB

2005 ANNUAL REPORT

VOLUME Financial Report



Asian Development Bank



Contents

FINANCIAL STATEMENTS AND REPORTS OF INDEPENDENT AUDITORS

I. Management's Discussion and Analysis

2 Overview
4 Ordinary capital resources
18 Special Funds
20 Trust funds Managed by ADB

II. Ordinary Capital Resources (OCR)

23 Report of Independent Auditors
24 OCR-1 Balance Sheet, 31 December 2005 and 2004
26 OCR-2 Statement of Income and Expenses for the Years Ended 31 December 2005 and 2004
27 OCR-3 Statement of Cash Flows for the Years Ended 31 December 2005 and 2004
28 OCR-4 Statement of Changes in Capital and Reserves for the Years Ended 31 December 2005 and 2004
30 OCR-5 Summary Statement of Loans, 31 December 2005 and 2004
32 OCR-6 Summary Statement of Borrowings, 31 December 2005 and 2004
34 OCR-7 Statement of Subscriptions to Capital Stock and Voting Power, 31 December 2005
36 OCR-8 Notes to Financial Statements, 31 December 2005 and 2004

III. Special Funds Resources

Asian Development Fund (ADF)

57 Report of Independent Auditors
58 ADF-1 Special Purpose Statement of Assets, Liabilities, and Fund Balances, 31 December 2005 and 2004
59 ADF-2 Special Purpose Statement of Revenue and Expenses For the Years Ended 31 December 2005 and 2004
60 ADF-3 Special Purpose Statement of Cash Flows For the Years Ended 31 December 2005 and 2004
61 ADF-4 Special Purpose Statement of Changes in Fund Balances For the Years Ended 31 December 2005 and 2004
62 ADF-5 Special Purpose Summary Statement of Loans, 31 December 2005 and 2004
64 ADF-6 Special Purpose Statement of Resources, 31 December 2005
65 ADF-7 Notes to Special Purpose Financial Statements, 31 December 2005 and 2004

Technical Assistance Special Fund (TASF)

71 Report of Independent Auditors
72 TASF-1 Statement of Financial Position, 31 December 2005 and 2004
73 TASF-2 Statement of Activities and Changes in Net Assets For the Years Ended 31 December 2005 and 2004
74 TASF-3 Statement of Cash Flows For the Years Ended 31 December 2005 and 2004
75 TASF-4 Statement of Resources, 31 December 2005
76 TASF-5 Summary Statement of Technical Assistance Approved and Effective For the Year Ended 31 December 2005
77 TASF-6 Notes to Financial Statements, 31 December 2005 and 2004

Japan Special Fund (JSF)

80 Report of Independent Auditors

81 JSF-1 Statement of Financial Position, 31 December 2005 and 2004

82 JSF-2 Statement of Activities and Changes in Net Assets For the Years Ended 31 December 2005 and 2004

83 JSF-3 Statement of Cash Flows For the Years Ended 31 December 2005 and 2004

84 JSF-4 Notes to Financial Statements, 31 December 2005 and 2004

Asian Development Bank Institute Special Fund (ADBISF)

88 Report of Independent Auditors

89 ADBISF-1 Statement of Financial Position, 31 December 2005 and 2004

90 ADBISF-2 Statement of Activities and Changes in Net Assets For the Years Ended 31 December 2005 and 2004

91 ADBISF-3 Statement of Cash Flows For the Years Ended 31 December 2005 and 2004

92 ADBISF-4 Notes to Financial Statements, 31 December 2005 and 2004

Asian Tsunami Fund (ATF)

97 Report of Independent Auditors

98 ATF-1 Statement of Financial Position, 31 December 2005

99 ATF-2 Statement of Activities and Changes in Net Assets for the Period from 11 February to 31 December 2005

100 ATF-3 Statement of Cash Flows For the Period from 11 February to 31 December 2005

101 ATF-4 Notes to Financial Statements, 31 December 2005

Pakistan Earthquake Fund (PEF)

103 Report of Independent Auditors

104 PEF-1 Statement of Financial Position, 31 December 2005

105 PEF-2 Statement of Activities and Changes in Net Assets For the Period from 14 November to 31 December 2005

106 PEF-3 Statement of Cash Flows For the Period from 14 November to 31 December 2005

107 PEF-4 Notes to Financial Statements, 31 December 2005

STATISTICAL ANNEX

Operational Data

110 Table 1: Public and Private Sector Loan Approvals by Country, 2005
113 Table 2: Special Funds Grant-Financed Projects, 2005
115 Table 3: Loan Approvals by Sector: 3-Year Moving Averages, 1968–1970—2003–2005
116 Table 4: Loan Approvals by Sector, 2005
118 Table 5: Sectoral Distribution of Loans, 2005, 1967–2005
118 Table 6: Loan Approvals by Country and Source of Funds, 2005
119 Table 7: Projects Involving Cofinancing, 2005
121 Table 8: Loan Disbursements, 2004 and 2005
121 Table 9: Program Loan Disbursements, 2005
122 Table 10: Private Sector Approvals and Total Project Costs by Country, 2005
122 Table 11: Private Sector Approvals and Total Project Costs by Sector, 2005
123 Table 12: Private Sector Approvals by Year, 1983–2005
123 Table 13: Cumulative Private Sector Approvals by Country, 1983–2005
124 Table 14: Number of Loans and Projects Approved and Under Administration, Project Completion Reports Circulated, Projects Completed, Loans Closed, and Project/Program Performance Audit Reports Circulated
126 Table 15: Amount of Loans Approved, Contracts Awarded, and Disbursements
128 Table 16: Contracts Awarded by Country of Origin, 2005, Project Loans—Ordinary Capital Resources (OCR)
129 Table 17: Contracts Awarded by Country of Origin, 2005, Project Loans—Asian Development Fund (ADF)
130 Table 18: Contracts Awarded by Country of Origin, 2005, Project Loans—OCR and ADF Combined
131 Table 19: Estimates of Payment to Supplying Countries for Foreign Procurement Under Program Lending, 2005
132 Table 20: Cumulative Contracts Awarded by Country of Origin—Technical Assistance Operations
133 Table 21: Contracts Awarded by Country of Origin, 2003–2005—Technical Assistance Operations
134 Table 22: Technical Assistance Grants by Country and Regional Activities, 1967–2005, 2004, 2005
136 Table 23: Technical Assistance Grants, 2005
143 Table 24: Technical Assistance Grants by Sector, 1967–2005, 2004, 2005
143 Table 25: Technical Assistance: Loan and Grant-Financed by Sector, 2005
144 Table 26: Regional Technical Assistance Activities, 2005
147 Table 27: Net Transfer of Resources (OCR and ADF), 2003–2005
148 Table 28: Net Transfer of Resources (OCR and ADF Combined), 1996–2005

Financial Resources

149 Table 29: Asian Development Fund Resources and Commitment Authority
150 Table 30: Technical Assistance Special Fund
151 Table 31: Japan Special Fund—Regular and Supplementary Contributions
151 Table 32: Japan Special Fund—Asian Currency Crisis Support Facility
152 Table 33: Japan Fund for Poverty Reduction, 2005
152 Table 34: Japan Fund for Information and Communication Technology, 2005
153 Table 35: Projects Financed by Thematic Funds, 2005

Management's Discussion and Analysis



Overview

The Asian Development Bank (ADB) is an international development finance institution whose vision is to make Asia and the Pacific free of poverty. ADB was established in 1966 through the "Agreement Establishing the Asian Development Bank" (the Charter), ratified by 31 countries to promote the social and economic development of the region and reduce poverty. As of 31 December 2005, ADB had 64 members, 46 of which are in the region.

ADB provides various forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance (TA), grants, guarantees, and equity investments. These instruments are financed through ordinary capital resources (OCR), Special Funds, and various trust funds. OCR and Special Funds are used to finance operations that are solely under ADB administration. Trust funds are externally funded and are administered by ADB on behalf of donors. The Charter requires that funds from each resource be kept separate from the others.

ADB also provides policy dialogues and advisory services and mobilizes financial resources through its cofinancing operations tapping official, commercial, and export credit sources to maximize the development impact of its assistance. Cofinancing for ADB projects can be in the form of loans, TA, grant components of loan projects, or credit enhancement products such as guarantees.



Ordinary Capital Resources

Funding for OCR comes from three distinct sources: funds borrowed from private placements and capital markets, paid-in capital provided by shareholders, and accumulated retained income (reserves). The financial strength of OCR is largely based on the support of shareholders and on financial policies and practices. Shareholder support is reflected in the form of capital backing from members and in the record of borrowing members in meeting their debt service obligations.

Borrowed funds, together with equity, are used to fund OCR lending and investment activities as well as other general operations. Loans are generally made to DMCs that have attained a higher level of economic development and to private borrowers. Public sector loans are priced on a cost pass-through basis in which the cost of funding the loans plus a lending spread is passed through to the borrowers. Private sector loans are priced based on market practice.

With the introduction of London interbank offered rate (LIBOR)-based loans (LBL) and the retirement of other loan products, ADB has evolved into a full-fledged LIBOR-based lender. In view of the higher interest rates charged for pool-based loans compared with LIBOR-based loans and the general trend in the interest rate environment, prepayments of pool-based loans of $2.8 billion were received in 2004. During 2005 this reduced significantly to $0.6 billion.

In addition to direct lending, ADB also provides guarantees to assist DMC governments and private borrowers in securing commercial funds for ADB-assisted projects. ADB experienced strong and growing demand for guarantees as credit enhancement products.

Basis of Financial Reporting

Statutory Reporting. Table 1 presents financial data for 2005. ADB prepares its financial statements in accordance with accounting principles generally accepted in the United States (US). ADB complies with Financial Accounting Standards (FAS) 133, "Accounting for Derivative Instruments and Hedging Activities," and its related amendments (collectively referred to as FAS 133). FAS 133 allows hedge accounting only if certain qualifying criteria are met. An assessment of those criteria indicated that most of ADB's derivative transactions are highly effective in hedging the underlying transactions and are appropriate for reducing funding costs. However, applying FAS 133 hedge criteria would not entirely reflect ADB's risk management and hedging strategies. Compliance with hedge accounting would impose undue constraints on future borrowing, loan, and hedge programs and would likely detract from minimizing the cost of borrowings, which ADB believes is more important. Accordingly, ADB elected not to adopt hedge accounting and reports all derivative instruments in the balance sheet at fair value while recognizing changes in the fair value of derivative instruments in the period as part of net income.

Supplemental Reporting. ADB manages its balance sheet by selectively using derivatives to minimize the interest rate and currency risks associated with its financial assets and liabilities. Derivative instruments are used to enhance asset/liability management of individual positions and overall portfolios and to reduce borrowing costs. As certain financial instruments (including all derivatives and certain investments) are recorded at their fair value while loans, borrowings, and certain investments are recorded at carry value, applying FAS 133 does not fully reflect the overall economic value of ADB's financial positions. Therefore, to better reflect ADB's financial positions and risk management, two supplemental financial statements are included: current value and pre-FAS 133. Applications of consistent approaches on these statements allow for better analysis for management information and decision making.

Discussion and Analysis on Current Value

Table 2 presents estimates of the economic value of OCR's financial assets and liabilities taking into consideration changes in interest rates, exchange rates, and credit risks. Current value reflects the exit price for financial instruments with liquid markets and is the estimated fair value. For financial instruments with no market quotations, current value is estimated by discounting the expected cash flows by applying the appropriate market data. The current value results may differ from the actual net realizable value in the event of liquidation. The reversal of the FAS 133 effects removes its impact, as these effects are part of current value adjustments (*For details see tables 3 and 4.*)

Current Value Balance Sheet

Loans and Related Swaps. Most loans are made to or guaranteed by ADB members. ADB does not sell its loans believing that there is no comparable market for them. The current value of loans incorporates management's best estimate of expected cash flows including interest. Estimated cash flows from principal repayments and interest are discounted by the applicable market yield curves for ADB's funding cost plus lending spread.

The current value also includes an appropriate credit

TABLE 1: Selected Financial Data
(31 December, amounts in *$ million*)

	2005	2004	2003	2002	2001
			Statutory Basis		
Revenue and Expenses					
From Loans	1,036.3	1,038.3	1,383.0	1,710 0	1,813.6
From Investments	377.4	265.6	251.2	256 6	322.6
From Other Sources	18.2	9.2	22.9	12 5	21.9
Total Revenue	1,431.9	1,313.1	1,657.1	1,979.1	2,158.1
Borrowings and Related Expenses	893.2	861.7	996.9	1,157 0	1,434.1
Administrative Expenses[a]	135.7	118.3	118.5	90.6	59.0
Technical Assistance to Member Countries	(3.4)	(2.4)	(.4)	56.0	20.0
Provision for Losses	(3.5)	2.2	12.9	3.9	5.0
Other Expenses	4.2	3.1	–	–	–
Total Expenses	1,026.2	982.9	1,127.9	1,307.5	1,518.1
Net Realized Gains	16.9	59.4	87.4	82.3	75.8
Net Unrealized (Losses) Gains on Derivatives, as Required by FAS 133	(308.7)	41.0	(178.4)	224.8	112.8
Cumulative Effect of Change in Accounting Principle	(4.6)	–	–	–	34.7
Net Income	109.3	430.6	438.2	978.7	863.3
Average Earning Assets[b]	36,092	36,364	37,540	38,244	36,272
Annual Return on Average Earning Assets	0.30%	1.18%	1.17%	2.56%	2.28%[d]
Return on Loans	4.35%	4.16%	4.56%	5.93%	6.42%
Return on Investments	2.96%	2.21%	3.74%	4.26%	5.91%
Cost of Borrowings	5.04%	3.37%	4.65%	4.10%	5.54%
Equity-to-Loan Ratio[e]	49.36%	51.64%			
			Pre-FAS 133 Basis		
Net Income	415.6	389.6	616.6	753.9	715.8
Average Earning Assets	36,076	36,306	37,524	38,244	36,271
Annual Return on Average Earning Assets[c]	1.15%	1.07%	1.64%	1.97%	1.97%
Return on Loans	4.35%	4.16%	4.56%	5.93%	6.42%
Return on Investments	2.99%	2.34%	3.13%	4.26%	5.91%
Cost of Borrowings	3.75%	3.58%	3.70%	4.32%	5.63%
Equity-to-Loan Ratio[e]	49.48%	50.54%			
			Current Value Basis		
Net Income	93.7	562.8	1,363.3	1,182.9	472.6
Average Earning Assets	37,948	39,391	40,244	40,680	38,431
Annual Return on Average Earning Assets	0.23%	1.47%	3.39%	2.91%	1.23%
Return on Loans	(1.18)%	4.25%	4.97%	10.53%	3.11%
Return on Investments	(1.11)%	3.51%	5.88%	9.80%	2.66%
Cost of Borrowings	(1.34)%	3.56%	2.55%	9.85%	3.02%
Equity-to-Loan Ratio[e]	49.72%	50.27%			

a Net of administration charge allocated to the Asian Development Fund and loan origination costs that are deferred.
b Composed of investments and related swaps, outstanding loans excluding unamortized front-end fees and related swaps and equity investments.
c Represents net income before net unrealized (losses) gains on derivatives as required by FAS 133 over average earning assets.
d Excludes the one-time cumulative effect of recording the adoption of FAS 133 on 1 January 2001.
e Approved and established in February 2004 to measure ADB's risk bearing capacity.

TABLE 2: Condensed Current Value Balance Sheets on 31 December 2005 and 2004

($ thousand)

	31 December 2005					31 December 2004
	Statutory Basis	Reversal of FAS 133 Effects	Pre-FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
Due from Banks	81,662	–	81,662	–	81,662	76,405
Investments and Accrued Income	11,212,091	–	11,212,091	–	11,212,091	10,780,768
Securities Transferred under Securities Lending Arrangement	2,770,965	–	2,770,965	–	2,770,965	2,040,302
Securities Purchased under Resale Arrangement	1,118,748	–	1,118,748	–	1,118,748	1,330,948
Loans Outstanding and Accrued Interest	23,808,858	(757)	23,808,101	1,229,611	25,037,712	26,344,506
Less: Provision for Loan Losses and Unamortized Front-End Fee	(90,541)	–	(90,541)	–	(90,541)	(112,653)
Equity Investment	404,975	–	404,975	–	404,975	257,437
Receivable from Members	173,004	–	173,004	(71,992)	101,012	134,641
Receivable from Swaps						
Borrowings	9,733,074	226,683	9,959,757	(226,683)	9,733,074	9,583,846
Others	1,582,337	(10,033)	1,572,304	10,033	1,582,337	1,567,602
Other Assets	576,212	–	576,212	–	576,212	509,651
TOTAL	51,371,385	215,893	51,587,278	940,969	52,528,247	52,513,453
Borrowings and Accrued Interest	24,660,637	74,717	24 735,354	225,597	24,960,951	25,238,996
Payable for Swaps						
Borrowings	9,354,776	92,879	9,447,655	(92,879)	9,354,776	8,841,324
Others	1,586,604	19,607	1,606,211	(19,607)	1,586,604	1,809,722
Payable under Securities Lending Arrangement	2,795,081	–	2,795,081	–	2,795,081	2,061,489
Accounts Payable and Other Liabilities	677,147	–	677,147	–	677,147	624,198
Total Liabilities	39,074,245	187,203	39,261,448	113,111	39,374,559	38,575,729
Paid-In Capital	3,449,154	–	3,449,154	–	3,449,154	3,725,823
Net Notional Maintenance of Value Receivable	(586,105)	–	(586,105)	–	(586,105)	(642,944)
Ordinary Reserve	8,957,392	–	8,957,392	882,858	9,840,250	9,575,099
Special Reserve	193,629	–	193,629	–	193,629	189,539
Loan Loss Reserve	167,000	–	167,000	–	167,000	218,800
Surplus	117	–	117	–	117	312,117
Cumulative Revaluation Adjustments Account	234,833	(234,833)	–	–	–	–
Net Income After Appropriation	105,202	306,275	411,477	(321,834)	89,643	559,290
Accumulated Other Comprehensive Income	(224,082)	(42,752)	(266,834)	266,834	–	–
Total Equity	12,297,140	28,690	12,325,830	827,858	13,153,688	13,937,724
TOTAL	51,371,385	215,893	51,587,278	940,969	52,528,247	52,513,453

– Nil.
( ) Negative.

TABLE 3: Condensed Current Value Income Statements for the Years Ended 31 December 2005 and 2004
($ thousand)

	31 December 2005					31 December 2004
	Statutory Basis	Reversal of FAS 133 Effects	Pre-FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
REVENUE						
From Loans	1,036,329	–	1,036,329	–	1,036,329	1,038,345
From Investments	377,379	–	377,379	–	377,379	265,557
From Other Sources—Net	18,210	499	18,709	–	18,709	9,166
Total Revenue	1,431,918	499	1,432,417	–	1,432,417	1,313,068
EXPENSES						
Borrowings and Related Expenses	893,218	2,967	896,185	–	896,185	861,667
Administrative Expenses	135,689	–	135,689	–	135,689	118,321
Technical Assistance to Member Countries	(3,446)	–	(3,446)	–	(3,446)	(2,404)
Provision for Losses	(3,477)	–	(3,477)	3,477	–	–
Other Expenses	4,248	–	4,248	–	4,248	3,044
Total Expenses	1,026,232	2,967	1,029,199	3,477	1,032,676	980,628
Net Realized Gains	16,968	–	16,968	(111)	16,857	62,100
Net Unrealized Losses on Derivatives, as Required by FAS 133[a]	(308,743)	308,743	–	–	–	–
Cumulative Effect of Change in Accounting Principle	(4,619)	–	(4,619)	(3,624)	(8,243)	–
Current Value Adjustments	–	–	–	(321,834)	(321,834)	173,173
Provision for Losses	–	–	–	7,212	7,212	(4,950)
Net Income	109,292	306,275	415,567	(321,834)	93,733	562,763
Appropriation of Guarantee Fees to Special Reserve	4,090	–	4,090	–	4,090	3,473
NET INCOME AFTER APPROPRIATION	105,202	306,275	411,477	(321,834)	89,643	559,290

( ) Negative
a FAS 133 adjustments are reversed as the current value adjustments incorporate the effect of net unrealized losses on derivatives, as required by FAS 133 adjustments.

TABLE 4: Summary of Current Value Adjustments
($ thousand)

	Balance Sheet Effects as of 31 December 2005					Income Statement Effects Year-to-Date	
	Loans after Swaps	Investments after Swaps	Borrowings after Swaps	Other Assets	Less Prior Year Effects[a]	31 December 2005	31 December 2004
Total Current Value Adjustments on Balance Sheet	1,224,283	34,967	(359,401)	(71,992)	(943,406)	(115,549)	99,703
Unrealized Gains (Losses) on Investments[b]						15,825 [c]	(31,232) [c]
Accumulated Translation Adjustments[d]						(227,605) [c]	105,826 [c]
Minimum Pension Liability Adjustment						5,495 [c]	(1,124) [c]
Total Current Value Adjustments						(321,834)	173,173

a Prior Year Effects include cumulative current value adjustments on all financial instruments made in the prior years.
b Relates to unrealized gain/losses of investments and equity investments classified as available for sale
c These have been moved from the other comprehensive income under the statutory basis and included as part of current value adjustments for current value reporting.
d Relates to the accumulated translation adjustments for the period, net of current translation effects from FAS 133 reversals.

risk assessment. To recognize the risk inherent in these and other potential overdue payments, the value of the loan is adjusted through loan loss provisioning. ADB has never suffered a loss on public sector loans except opportunity losses resulting from the difference between payments for interest and charges not in accordance with the loan's contractual terms.

The positive adjustment of $1.2 billion indicates that the average interest on loans on an after swap basis are higher than ADB would currently originate on similar loans .

Investments and Related Swaps. Under both the statutory and current value basis, investment securities and related derivatives are reported at fair values based on market quotations when available. Otherwise, the current value is calculated using market-based valuation models incorporating observable market data. The net positive adjustment of $35.0 million resulted from unrealized gains on asset swaps due to increasing interest rates in certain markets.

Equity Investments. Under both statutory and current value basis, equity investments are reported (i) at fair value when market values are readily determinable, (ii) by applying equity method for investments in limited partnership and certain limited liability companies, or for investments where ADB has the ability to exercise significant influence, or (iii) at cost less impairment, which represents a fair approximation of the current value.

Receivable from Members. These consist of unrestricted and maybe restricted promissory notes. The current value is based on the cash flow of the projected encashment of the promissory notes discounted using appropriate interest rates.

Borrowings after Swaps. The current value of these liabilities includes the fair value of the borrowings and associated financial derivative instruments. The current value of these liabilities is calculated using market-based valuation models incorporating observable market data.

The $359.4 million unfavorable current value adjustment is due to the fact that the average cost of the borrowings on an after swap basis is higher than the market rate at which ADB can currently obtain new funding.

Current Value Income Statement

The total current value adjustment of $321.8 million ($173.2 million in 2004) in Table 4 represents the change in the current value of all ADB financial instruments during the year. The adjustment reflects changes in both interest rates and in currency exchange rates.

Current Value Adjustments. All unrealized gains and losses are presented as current value adjustments. Thus, the change in net unrealized gains on investments and equity investments of $15.8 million as well as the $7.2 million write-back on loan losses are presented as part of the adjustment.

For 2005, current value net income is $93.7 million compared with pre-FAS 133 net income of $415.6 million and statutory reported net income of $109.3 million (*see Table 3*). The $321.8 million decrease from the pre-FAS 133 basis to current value basis (i.e., current value adjustment) comprises a net unfavorable adjustment of $115.5 million from the change in the valuation of all outstanding financial instruments, $227.6 million from unfavorable translation adjustments offset by $81.3 million unrealized gains on equity investments net of $65.5 million of unrealized losses on investments and $5.5 million adjustment to minimum pension liability (*see Table 4*).

Impact of Changes in Interest Rates. The net decrease in the current value adjustments on the balance sheet during 2005 was $115.5 million. It was a result of a $456.2 million decrease in unrealized losses in the borrowing portfolio, and a $0.6 million decrease in unrealized gains in other assets offset by an increase in unrealized gains in the loan and investment swap portfolios of $567.1 million and $5.2 million, respectively. The current value changes reflect the effects of the increase in interest rates in the U.S. market for the year where the majority of ADB's portfolios are held.

Impact of Changes in Exchange Rates. Translation adjustments, reflected as part of "accumulated other comprehensive income" under the statutory basis, are presented as current value adjustments. The general strengthening of the US dollar against other major currencies in 2005 resulted in a significant negative translation adjustment of $227.6 million. This is in contrast to favorable translation adjustment of $105.8 million in 2004.

Operating Activities

In pursuing its objectives, ADB provides financial assistance through loans, TA, guarantees, and equity investments to its DMCs to help them meet their development needs.

Loans. Until 30 June 2001, ADB's three windows for loans from OCR were the pool-based multicurrency loan (PMCL), the pool-based single-currency loan (PSCL) in US dollars, and the market-based loan (MBL). With the introduction of LBL on 1 July 2001, PMCL and MBL are no longer offered and on 1 July 2002, the PSCL in US

dollars was retired. The LBL is a timely response to borrower demand for loan products that suit project needs and effectively manage their external debt. LBL products give borrowers a high degree of flexibility in managing interest rate and exchange rate risks and at the same time provide low intermediation risk to ADB. With the introduction of the LBL, ADB offered borrowers to transform their undisbursed balances of outstanding PSCLs in US dollar to LBLs if the undisbursed balance was not less than 40% of loan amount. Total undisbursed balance of $6.8 billion of 97 PSCLs was transformed to LBLs in 2002. In November 2003, ADB offered borrowers to transform their outstanding PMCLs of $6.5 billion into PSCLs in Japanese yen to become effective on 1 January 2004. The transformation has eased borrower's administration for loan service payments and loan accounting. Since November 2002, ADB has been offering local currency loans (LCLs) to private sector borrowers and expanded this to the public sector borrowers in August 2005.

OCR Loan Approvals, Disbursements, Repayments, and Prepayments. In 2005, 32 OCR public and private loans totaling $4.4 billion were approved compared with 33 OCR public and private sector loans totaling $4.1 billion in 2004. Disbursements in 2005 totaled $3.5 billion which represented an increase of 39.5% from the $2.5 billion disbursements in 2004. Regular principal repayments for the year were $2.9 billion ($1.2 billion in 2004) while prepayments amounted to $0.6 billion ($2.8 billion in 2004). In 2005, 11 loans were fully prepaid and one was partially prepaid. As of 31 December 2005, the total loans outstanding after provision for losses and unamortized front-end fees amounted to $23.5 billion.

Status of Loans. One public sector OCR loan to Nauru and 10 private sector loans were in nonaccrual status at the end of 2005; the total outstanding balance was $2.3 million ($2.3 million in 2004) and $49.2 million ($50.4 million in 2004), respectively. Private sector loans in nonaccrual status decreased due to sale of an Indonesian loan. The total loans in nonaccrual status of $51.5 million represented 0.2% of the total of outstanding OCR loans.

Lending Rates. The lending rates for PSCLs are based on the previous semester's average cost of borrowings. Interest rates for MBLs are either fixed or floating. The lending rates for MBLs are determined on the basis of 6-month LIBOR with reset dates of either 15 March and 15 September or 15 June and 15 December. Effective 2001, all public sector loans without specific provisions in the loan agreements were charged with a lending spread of 60 basis points over the base lending rate. In 2004, 20 basis points of the lending spread were waived on public sector loans outstanding from 1 July 2004 to 30 June 2005 for borrowers that do not have loans in arrears. In 2005, the policy was extended to cover the period up to June 2006. ADB's variable lending rates for PSCLs in US dollars and PSCLs in Japanese yen are shown below.

For private sector loans, the lending spread is determined on a case-by-case basis to cover ADB's risk exposure to specific borrowers and projects.

ADB also normally charges a front-end fee of 1% to cover the administrative costs incurred in loan origination. In 2004, the Board of Governors approved the waiver of the entire front-end fee on all new public sectors loans approved from 1 January 2004 to 30 June 2005. In 2005, the policy was extended to cover the period up to June 2006. Prior to that, 50 basis points waiver was applied to all public sector loans approved on or after 1 January 2003. In addition, ADB currently applies a progressive commitment fee of 75 basis points on undisbursed loan balances for public sector project loans and a flat commitment fee of 75 basis points for public sector program loans.

Rebates and surcharges are standard features of public sector LBLs. To maintain the principle of cost pass-through pricing, ADB returns the actual sub-LIBOR funding cost margin to its LBL public sector borrowers through rebates. A surcharge could arise if ADB's funding cost exceeds the 6-month LIBOR, but that is a remote possibility unless ADB experiences serious credit deterioration. Rebate or surcharge rates are set on 1 January and 1 July every year and are based on the actual average funding cost margin for the preceding 6-month period. Based on rebate rates, ADB returned an actual sub-LIBOR funding cost margin of $19.5 million to its LBL public sector borrowers during 2005. (*See table on next page.*)

Lending Rates[a]

(% per annum)

	2005	2004	PSCLs
1 January	1.73	2.13	Japanese yen
	6.06	6.27	US dollar
1 July	1.71	1.93	Japanese yen
	6.14	6.09	US dollar

a Lending rates are set on 1 January and 1 July every year and are valid for six months and are represented net of 20 basis points lending spread waiver from July 2004.

Technical Assistance. From 1967 to 1991, TA expenses were charged to OCR and other TA funding resources—the Technical Assistance Special Fund (TASF), the Japan Special Fund (JSF), and trust/grant funds. From 1992 to 2000, no TA expenses were charged to OCR. In 2001, the Board of Directors approved the financing of high-priority TA programs out of OCR current income within a rolling 4-year financing framework. The amount of financing required varies between years and is subject to the approval of the Board. In 2003, the Board reverted to the practice of allocating OCR net income to the TASF and of financing TA activities through it and various other funding resources.

Guarantees. ADB provides guarantees as credit enhancements for eligible projects to cover risks that the private sector cannot easily absorb or manage on its own. Reducing these risks can make a significant difference in mobilizing debt funding for projects. ADB has used its guarantee instruments successfully for infrastructure projects, financial institutions, capital markets, and trade finance. These instruments generally are not recognized in the balance sheet and have off-balance sheet risks. For guarantees issued and modified after 31 December 2002 in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," ADB recognized at the inception of a guarantee the non-contingent aspect of its obligations. ADB's total exposure on signed and effective loan guarantees is disclosed in Note F of OCR Financial Statements.

ADB offers two guarantee products—political risk and partial credit—designed to mitigate risk exposure of commercial lenders and capital market investors. These guarantees are not issued on a stand-alone basis but are provided for projects in which ADB participates. ADB cooperates with other multilateral, official, and private sector lenders and insurers to provide guarantee products.

Political Risk Guarantees. A political risk guarantee (PRG) is designed to facilitate cofinancing by providing lenders/capital market investors of ADB-assisted projects with coverage against specifically defined political risks. Coverage is available against any combination of the risks of expropriation, currency inconvertibility or nontransferability, political violence, and breach of contract, and is available for loans and other forms of debt instruments. Equity instruments are ineligible for PRG coverage. Tenors are based on the merits of the underlying project. All or part of outstanding debt service obligations to a lender may be covered. The cover may be for principal and/or interest payment obligations. For private sector projects, ADB can issue a PRG without a counter guarantee from the host government; however, PRG exposure to such a project is currently subject to a maximum of $150 million or 50% of the project cost, whichever is lower. Fees are market-based composed of guarantee fees, front-end fees, and standby fees. A PRG is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the lender. In 2005, ADB approved a $50 million PRG cover with partial government counter indemnity to mobilize commercial debt for the Nam Theun 2 Hydroelectric Project in the Greater Mekong Subregion. The guarantee was also made effective in 2005.

Partial Credit Guarantees. A partial credit guarantee (PCG) provides comprehensive cover (of commercial and political risks) for a specific portion of the debt service provided by cofinanciers. PCG is particularly useful for projects in DMCs with restricted access to financial markets but which ADB considers creditworthy and financially sound. Since the 1997 Asian financial crisis, borrowers, project sponsors, cofinanciers, and host governments have increasingly sought to hedge currency mismatch risks by borrowing in the same currency as the revenues generated by the project. A PCG can cover local currency debt including domestic bond issues or long-term loans from local financial institutions. For private sector transactions not supported by a counter

Rebate Rates

(% per annum)

	US dollar	Japanese yen
1 January 2005	0.35	0.39
1 July 2005	0.32	0.39

Outstanding Guarantee Exposure[a]

($ million)

	2005	2004
Partial credit guarantees	1,011.3	1,153.6
Political risk guarantees	179.3	152.8
Others	1.0	–
Total	1,191.6	1,306.4

a None of these amounts were subject to call as of 31 December 2005 and 2004.

guarantee from the host government, the exposure limit currently stands at $75 million or 25% of the project cost, whichever is less. Guarantee fees for private sector transactions are market based. Fees for transactions backed by the host government guarantee comprise a standard guarantee fee of 40 basis points per annum on the present value of the outstanding guarantee obligation plus a front-end fee to cover processing costs. Fees can be charged to the borrower or to the lender. In 2005, ADB approved a PCG facility without government counter guarantee equivalent to $18.4 million for the Philippine Small and Medium Enterprise (SME) Development Support Project to encourage selected private sector financial institutions to expand their SME portfolios.

Cofinancing. ADB coordinates with development partners to maximize the impact of its assistance programs to all DMCs by identifying official and/or commercial cofinancing opportunities that directly complement ADB projects. This includes the application of credit enhancement products, such as guarantees, in support of commercially attractive public and private sector projects and programs. Identifying the best financing solutions for public and private projects and programs, especially with the use of ADB's credit enhancement products, has been the core of the cofinancing dialogue with DMCs. Total cofinancing in 2005 amounted to $7.4 billion for 31 public and 3 private sector projects, comprising of $5.2 billion of commercial loan cofinancing (including $68.4 million guarantee support for two projects); $1.8 billion of official loan cofinancing; and $353 million of grant cofinancing. In addition, $78.5 million in grants were mobilized to cofinance 97 TA projects.

Private Sector Equity Investments and Loans. ADB's Charter mandates that its private sector operations promote the investment of private capital in the region for development and empowers it to provide assistance in the form of equity investments, loans and other financing schemes without government guarantees. The Charter allows the use of OCR for equity investments in private enterprises of up to 10% of its unimpaired paid-in capital together with reserves and surplus, exclusive of special reserves. In 2005, the total equity portfolio of both outstanding and undisbursed amounts, net of provision for probable losses totaled $714.5 million. This represented about 56% of the ceiling defined by the Charter.

As of 31 December 2005, the overall private sector portfolio (equity investments, loans, and guarantees) was about $1.7 billion. As an interim arrangement, pending the implementation of an objective capital allocation mechanism, approvals of private sector operations in excess of $1.5 billion have been allowed by the Board since September 2001. Private sector guarantee operations include PRG commitments of $246.4 million in five projects and PCG commitment of $120.1 million in three projects. Approximately $145.6 million in PRG commitments have counter guarantees from the respective governments.

ADB actively seeks to recycle funds in existing investments after its development role in such investments has been limited. Divestments have been carried out in a manner consistent with good business practices and without destabilizing the companies concerned. In 2005, ADB actively sought full and partial divestments of equity investments in the amount of $76.2 million while $54.7 million in principal repayments were received. ADB disbursed a total of $131.8 million in equity investments and $204.4 million in loans in 2005.

Capital and Resources

Capital. Total shareholders' equity on a statutory basis decreased from $13.3 billion as of 31 December 2004 to $12.3 billion as of 31 December 2005. This was primarily due to (i) allocations to Asian Tsunami Fund (ATF), Pakistan Earthquake Fund (PEF), Asian Development Fund (ADF), TASF of $560 million, $80 million, $40 million, and $32 million, respectively; (ii) the net effect of change in special drawing rights (SDR) value on capital and reserves of $175 million; (iii) unfavorable translation adjustments of $226 million, offset by (iv) net unrealized gain on investments and equity investments of $15.8 million; (v) net income for the period of $109.3 million; and (vi) capital subscriptions of $9 million.

On 31 December 2005, authorized and subscribed capital was $50,163.5 million. Of the subscribed capital, $3,528.2 million was paid-in and $46,635.3 million was callable. Callable capital can be called only if required to meet ADB's obligations incurred on borrowings or guarantees under OCR. No call has ever been made on ADB's callable capital.

To ensure it has adequate risk-bearing capacity, ADB reviews its income outlook annually. Based on that review, the Board of Directors allocates a portion of the previous year's net income to reserves to ensure that the level is commensurate with the income planning framework. In addition, to the extent feasible, it allocates part of the net income to support development activities in its DMCs. In May 2005, the Board of Governors approved allocations of 2004 net income as following: $288.0 million to ATF, $40.0 million to surplus, $40.0 million to the ADF, $37.9

million to ordinary reserve, $32 million to the TASF, increased cumulative reserve adjustment account by $41.0 million and reduced the loan loss reserve by $51.8 million.

In February 2004, the Board of Directors reviewed ADB's lending and borrowing limitations and approved the following policies: (i) gross outstanding borrowings are limited to no more than the sum of callable capital from non-borrowing members, paid-in capital, and reserves (including surplus), subject to the Charter limit of 100% of callable capital; (ii) outstanding loan commitments measured by the sum of outstanding disbursed and undisbursed loans, equity investments, and guarantees,[1] are limited to no more than the sum of the total callable paid-in capital and reserves (including surplus but excluding special reserve).

In March 2005, the Board of Directors reviewed the OCR resource position. The review followed a medium-term capital management approach within the approved financial framework for assessing the adequacy of current and prospective lending and borrowing headroom. The review concluded that ADB's capital position is sufficient to support projected lending operations through 2007 and to maintain a prudent buffer against exchange rate fluctuations and a margin for unutilized lending capacity. As of 31 December 2005, headrooms for lending and borrowings were $18.8 billion and $16.2 billion, respectively (compared with $22.5 billion and $19.6 billion, respectively in 2004).

Borrowings. ADB's primary borrowing objective is to ensure availability of funds at the lowest possible cost for its operations. Subject to this objective, ADB seeks to diversify its funding sources across markets, instruments, and maturities. To achieve that objective, ADB continued in 2005 a strategy of (i) issuing liquid benchmark bonds to maintain ADB's strong presence in key currency bond markets, (ii) raising funds through cost-efficient opportunistic and private placement transactions to minimize borrowing costs, and (iii) emphasizing borrowings with longer maturity ranges to smooth ADB's debt redemption profile. Also, in 2005 ADB pursued the objective of contributing to the development of regional bond markets and of providing local currency financing for ADB's private sector operations through local currency bond issues. All proceeds from new funding transactions are invested until they are required for ADB's ordinary operations. Funding raised in any given year is utilized for ADB's ordinary operations, including loan disbursements and refinancing of maturing funding obligations.

2005 Funding Operations. In 2005, ADB completed 64 borrowing transactions raising about $4.0 billion in long- and medium-term funds compared with $1.6 billion in 2004. The new borrowings were raised in Japanese yen, New Zealand dollar, Philippine peso, renminbi, South African rand, Thai baht, and US dollar. After swaps, $3.7 billion or 93% of the 2005 borrowings were in US dollars and the remaining 7% were in Japanese yen, Philippine peso, and renminbi. The average maturity of 2005 borrowings was 4.3 years compared with 7.9 years in 2004. Of the total 2005 borrowings, $1.5 billion was raised through two US dollar public offerings, $270 million through three local currency bond issues, and the rest through private placements. Additionally, ADB raised

TABLE 5: Borrowings
($ million)

	2005	2004	2003	2002
Long Term				
Total Principal Amount	3,965.6	1,629.5	4,141.0	5,944.9
Average Maturity to First Call (years)	4.3	7.9	7.6	7.2
Average Final Maturity (years)	8.0	10.7	13.7	9.9
Number of Transactions				
Public Offerings	5	5	2	3
Private Placements	59	14	62	77
Number of Currencies (before swaps)				
Public Offerings	4	5	2	1
Private Placements	4	1	4	5
Short Term[a]				
Total Principal Amount[b]	761.0	90.0	28.0	2,830.0
Number of Transactions	13	1	1	36
Number of Currencies	2	1	1	2

a All euro-commercial paper
b At year-end, the outstanding principal amount was $268 million in 2005, nil in 2004 and 2003, and $200 million in 2002.

[1] ADB's financial policies require that political risk guarantee be charged against lending limitations at the nominal value of the guaranteed obligation, plus the interest that will accrue for the succeeding interest period and partial credit guarantee at the present value of the guaranteed obligation.

$761 million in short-term funds under its Euro Commercial Paper Program. Table 5 shows details of 2005 borrowings as compared to borrowings from 2002 to 2004.

Local Currency Bond Issues. ADB's local currency bond issuances in 2005 are shown in Table 6. The Thai baht, renminbi (RMB), and the Philippine peso bond issues are ADB's inaugural issues in the domestic capital markets of those countries. The Thai baht and Philippine peso issues are also the first issues by a foreign and a supranational entity in those domestic markets as well as the first issues in those countries rated triple A by Fitch, Moody's, and Standard and Poor's. For the RMB, ADB, together with the International Finance Corporation, was the first foreign issuer of RMB-denominated bonds in the People's Republic of China (PRC).

Use of Derivatives. ADB undertakes currency and interest rate swaps to raise, on a fully hedged basis, currencies needed for operations in a cost-efficient way while maintaining its borrowing presence in major capital markets. Figures 1 and 2 show the effects of swaps on the interest rate structure and currency composition of ADB's outstanding borrowings as of 31 December 2005.

Liquidity Portfolio

The liquidity portfolio helps to ensure the uninterrupted availability of funds to meet loan disbursements, debt servicing, and other cash requirements. It also contributes to ADB's earning base. ADB's Investment Authority governs liquid asset investments. Its primary objective is to maintain security and liquidity of funds invested.

TABLE 6: Local Currency Bond Issues

Market	Principal Amount	Coupon Rate (%)	Maturity (years)
People's Republic of China	RMB 1 billion	3.34	10
Philippines	PhP 2.5 billion	0.00	5
Thailand	THB 4 billion	3.87	5

Figure 1: Effect on Currency Composition

Currency Composition of Outstanding Borrowings (Before Swaps)


US Dollar
58.3%
Other Currencies
26.2%[a]
Japanese Yen
15.5%

Currency Composition of Outstanding Borrowings (After Swaps)


US Dollar
75.9%
Other Currencies
3.5%[b]
Japanese Yen
20.6%

[a] Other currencies include Australian dollar, Canadian dollar, Euro, Hong Kong dollar, Indian rupee, Malaysian ringgit, New Taiwan dollar, New Zealand dollar, Philippine peso, Pound Sterling, renmimbi, Singapore dollar, South African rand, Swiss franc, and Thai baht.

[b] Other currencies include Indian rupee, Philippine peso, Pound Sterling, renminbi, and Swiss franc.

Figure 2: Effect on Interest Rate Structures

Interest Rate Structure of Outstanding Borrowings (Before Swaps)


Variable
8.6%
Fixed
91.4%

Interest Rate Structure of Outstanding Borrowings (After Swaps)


Fixed
34.0%
Variable
66.0%

Subject to these two parameters, ADB seeks to maximize the total return on its investments. In compliance with its Charter, ADB does not convert currencies for investment; investments are made in the same currencies in which they are received. At present, liquid investments are held in 20 currencies.

Liquid assets are held in government and government-related debt instruments, time deposits, and other unconditional obligations of banks and financial institutions, and, to a limited extent, in corporate bonds, mortgage-backed securities, asset-backed securities of high credit quality, and derivatives. They are held in four subportfolios—core, operational cash, cash cushion, and discretionary liquidity—all of which have different risk profiles and performance benchmarks. The year-end balance of the portfolios in 2005 and 2004 including receivables for securities repurchased under resale arrangements and excluding securities transferred under securities lending arrangements and pending sales and purchases is presented in the table below.

The core portfolio is invested to ensure that the primary objective of a liquidity buffer is met. Cash inflows and outflows are minimized to maximize the total return relative to a defined level of risk. The portfolio is funded largely by equity, and performance is measured against external benchmarks with an average duration of about 2 years. The remaining part of the core portfolio is funded by debt and is invested to maximize the spread earned between borrowing cost and investment income on high-quality investments.

TABLE 7: Year-End Balance of Liquidity Portfolio
($ million)

	2005	2004
Core Portfolio	7,353.1	7,387.3
Operational Cash Portfolio	933.4	319.3
Cash Cushion Portfolio	450.1	1,491.5
Discretionary Liquidity Portfolio	3,401.4	2,466.7
TOTAL	12,138.0	11,664.8

TABLE 8: Return on Liquidity Portfolio
(%)

	Annualized Financial Return	
	2005	2004
Core Portfolio	2.09	2.16
Operational Cash Portfolio	2.64	1.00
Cash Cushion Portfolio	1.76	0.65
Discretionary Liquidity Portfolio	0.40[a]	0.42[a]

a Spread over funding cost.

The operational cash portfolio is designed to meet net cash requirements over a 1-month horizon. It is funded by equity and invested in short-term, highly liquid money market instruments. The portfolio performance is measured against short-term external benchmarks.

The cash cushion portfolio holds the proceeds of ADB's borrowing transactions pending disbursement. It is invested in short-term instruments, and the performance is measured against short-term external benchmarks.

The discretionary liquidity portfolio is funded by issuing floating rate debt and is invested to maximize the spread earned between borrowing cost and investment income on high-quality instruments. For 2005, the target size of the discretionary liquidity portfolio was set at $3.65 billion.

Contractual Obligations

In the normal course of business, ADB enters into various contractual obligations that may require future cash payments. The table below summarizes ADB's significant contractual cash obligations on 31 December 2005 and 2004. Long-term debt includes direct medium- and long-term borrowings excluding swaps but does not include any adjustment for unamortized premiums, discounts, or effects of applying FAS 133. Other long-term liabilities include accrued liabilities and unfunded pension and postretirement benefits.

Risk Management

In its development banking operations, ADB assumes various credit, market (interest rate and foreign exchange), liquidity, and operational risks. Of these, credit risks in the loan and guarantee portfolios are the most significant. ADB has adopted an integrated risk management infrastructure designed to ensure that credit and other risks are appropriately identified, measured, monitored and managed. In November 2005, ADB established an independent Risk Management Unit

TABLE 9: Contractual Cash Obligations
($ million)

	2005	2004
Long-Term Debt	24,189.6	24,212.1
Undisbursed Loan Commitments	15,501.8	15,555.6
Undisbursed Equity Investment Commitments	309.5	279.8
Guarantee Commitments	1,276.9	1,512.1
Other Long-Term Liabilities	458.6	378.2
TOTAL	41,736.4	41,937.8

(RMU) with the mandate to manage credit risk of the public and private sector loan and guarantee portfolios and ADB's market and treasury-related risks.

Risk Bearing Capacity. ADB's income planning framework establishes the equity-to-loan ratio (ELR) as the key measure of ADB's risk bearing capacity. The ELR measures the adequacy of equity capital to absorb unexpected losses from a major credit event in the public sector loan and guarantee portfolios as well as the ability to generate adequate net income to absorb loss of loan income while also matching growth in the loan and guarantee portfolios. Because ADB's loan and guarantee portfolios are unavoidably highly concentrated in Asia, a credit event of one borrower could have a significant impact due to high correlations. ADB has established a target ELR of 35% to accommodate this volatility.

In determining ELR, ADB's equity capital is defined as the sum of useable paid-in capital, the ordinary reserve, the special reserve, and surplus. At 31 December 2005, ELR was 49.5% under the pre-FAS 133 basis (50.5% on 31 December 2004). ADB's higher-than- target ELR represents a very strong equity capital position relative to the credit risk of the loan and guarantee portfolios indicating that both net income and equity capital are adequate to sustain a major credit event. ADB also protects the ELR from exchange rate fluctuations by periodically aligning the currency composition of its equity to that of its loans.

Under the income planning framework, ADB utilizes the Loan Loss Reserve (LLR) to absorb expected losses from public sector loan and guarantee portfolios. Hence both expected and unexpected losses for public sector loans and guarantees are addressed through adequate LLR and ELR. On the other hand, loan loss provisions are made against impaired private sector loans and recognized in the Net Income. During 2006, RMU will review the loan loss provisioning and reserve policy for private sector operations in conjunction with revising the internal risk system to enhance the credit risk management.

Country Credit Risks. The income framework links the adequacy of net income and equity capital to the country credit risk of the public sector loan and guarantee portfolios. A credit risk model is used to estimate expected and unexpected losses in these portfolios, incorporating borrower's default probability, loss given default, projected exposure, and default correlations. In addition, ADB stress tests net income projections to ensure net income is adequate to absorb the loss of loan income due to credit shocks and to support sufficient growth.

In December 2004, ADB adopted an internal country credit risk rating system to assess independently the creditworthiness of its borrowers. ADB also began enhancing the credit risk model to incorporate Monte Carlo simulations expected to be completed in early 2006.

Credit Risk of Private Sector Operations. ADB's private sector investments are usually not backed by government guarantees and are exposed to commercial and political risks. Managing and monitoring those risks are important aspects in the project cycle. ADB evaluates not only the development impact of a project but also analyzes its credit strength, financial, commercial, and technical viability, and good corporate governance. Each private sector project undergoes an in-depth credit analysis and appraisal prior to approval with emphasis being given to the project's financial sustainability and ability to pay its debt. RMU reviews the risk of new proposals for loans and equity investments and ensures that they are in line with ADB's credit risk policy and that ADB is compensated properly for the risk undertaken on an overall portfolio basis.

The current private sector strategy focuses on the infrastructure and financial market sectors. Nevertheless, ADB remains responsive to the changing needs of DMCs and private investment opportunities in other sectors. The objective is to build a diversified private sector portfolio in terms of both countries and sectors while managing concentration risks by establishing appropriate limits for countries, industries, and groups. The total amount of ADB assistance to a single project, including equity investments, loans, and guarantees, must not exceed 25% of the total project cost or $75 million, whichever is lower. ADB uses an internal rating system to classify its exposure based on international credit standards that reflect the risk of timely and full recovery of investments. The rating system is used to monitor risk exposure to individual projects.

ADB streamlined approval of investment recovery operations. They generally involve negotiations for financial restructuring, foreclosure, or other remedies, including liquidation. Restructuring is undertaken only when it is expected to improve ADB's prospects for recovery. If the financial condition of the entity has deteriorated beyond recovery, ADB may have to proceed with liquidation or other legally permissible forms of recovery.

Counterparty Credit Risks. Counterparty credit risk is the risk of loss when a derivative counterparty does not honor its obligations measured by the aggregate positive replacement cost or the net positive marked-to-

market value of the derivatives. To mitigate counterparty credit risk, ADB has strict counterparty eligibility criteria. In general, ADB will undertake swap transactions with counterparts that have a minimum credit rating of A3/A- with Moody's and/or Standard and Poor's and have executed an International Swaps and Derivatives Association Master Agreement and a credit support annex (CSA) with ADB.

ADB utilizes a sophisticated computerized system that allows for daily monitoring and managing of counterparty credit risk exposure. Under the CSA arrangements, derivatives' positions are marked-to-market daily, and collateral calls, transfers, and adjustments with counterparties are made in coordination with an external collateral manager. ADB also sets exposure limits on individual counterparties based on their credit ratings and equity and daily monitors current and potential counterparty exposure against the limits.

Market Risks. ADB controls the market risk of its liquid asset investments by adopting investment policy guidelines which only allow for investments in government and government-related debt instruments, time deposits, and other unconditional obligations of banks and financial institutions, and to a limited extent, in corporate bonds, mortgage-backed securities, and asset-backed securities of high credit quality. The principal source of investment risk arises from income volatility due to interest rate movements. ADB monitors and manages interest rate risks by employing various quantitative methods. All positions are marked-to-market, and risk-sensitive measures, including potential exposure, are calculated and compared to internally established risk limits on a daily basis.

ADB manages its currency risk to ensure that the ELR as the measure of equity capital adequacy and risk-bearing capacity is immune from fluctuations in exchange rates. ADB can achieve this by periodically aligning the currency composition of loans with that of equity thus ensuring that fluctuations in exchange rates would have similar effects on both. ADB mitigates the market risks associated with the loan portfolio by passing on all associated costs to borrowers and employing derivatives to closely match the characteristics of loans with those of borrowings.

ADB has an infrastructure designed to ensure that the market risks associated with its activities are fully identified, measured, monitored, and managed. In this regard, ADB has broadened its market risk management capabilities by (i) improving the risk metrics and assumptions that are used in the valuation and risk analysis of its treasury activities and (ii) enhancing the performance measurements and attribution methodologies used for investment portfolios. Stress testing and scenario analyses have been incorporated as supplementary risk management tools, and ADB has continued to expand on the architecture used to value highly structured borrowings and related swap transactions.

In 2004, ADB upgraded its treasury system and automated a number of manual procedures related to pricing and trade reconciliation. Currently, a daily risk, performance, and attribution system is used to measure and monitor ADB's investment portfolios, thus providing regular and timely risk and performance feedback to treasury management. In addition, ADB has outsourced much of the risk analyses of its externally managed investment portfolios, thereby allowing ADB to significantly bolster risk-metrics, stress testing, and scenario analyses for its investments in mortgage- and asset-backed securities and corporate bonds.

Liquidity Risks. The objective of ADB's liquidity policy is to ensure the availability of sufficient cash flows to meet all financial commitments despite uncertain conditions in the capital markets. The policy establishes minimum levels of liquidity to maintain expected operations. ADB's liquidity requirements are primarily determined by expected lending volumes and disbursements, redemption of current borrowings, repayments and prepayments of loans, and cash from net income. The policy defines ADB's annual net cash requirement (NCR) to meet large contractual obligations for loan disbursements and debt redemption. ADB relies on borrowings to meet most of these obligations. The proxy NCR is the sum of loan disbursements net of repayments and debt redemption for the year.

Prudential minimum liquidity is set at 40% of the next 3 years' proxy NCR and represents the minimum amount of liquidity necessary for ADB to continue operations even if its access to capital markets is temporarily denied. Maintaining that level enables ADB to cover normal NCR for 20 months and stressed NCR for 14 months without borrowing. In addition, ADB can raise discretionary liquidity, funded entirely by borrowings, to provide flexibility in the funding and debt redemption schedule over time. The policy limits discretionary liquidity to 50% of prudential minimum liquidity. Levels of liquidity, NCR, and proxy NCR are monitored on an ongoing basis and reviewed by the Board of Directors quarterly.

Operational Risks. Operational risk represents the potential for loss resulting from inadequate or failed internal processes or systems, human factors, or external

events including business disruptions and system failure, transaction processing failures, and failure in execution of legal, fiduciary, and agency responsibilities. ADB is exposed to many types of operational risks and attempts to mitigate them by maintaining a system of internal controls and processes, and system upgrades. In addition, ADB has a rigorous process for approving transactions that requires reviews and authorization by all relevant parties to ensure all transactions are properly approved, documented, monitored, and controlled. ADB recently approved a strategy to strengthen the business continuity plan to reduce the impact of disruption affecting business processes.

Summary of Financial Performance

Net Income. Net income before net unrealized losses on derivatives, as required by FAS 133 and cumulative change in accounting principle was $422.7 million, compared with $389.6 million in 2004. The increase of $33.1 million (8.5%) was predominantly due to the following:

- $77.9 million increase in investment income, including realized gains on sales, reflected the improved realized returns on the investment portfolio due to higher interest rates in some capital markets;
- $9.0 million increase in income from other sources associated primarily with increase in share in the net gain of equity investments accounted under the equity method;
- $5.7 million decrease in provisions associated with write-offs and write-downs resulting from repayments and disposals of private sector loans, offset by;
- $33.6 million reduction in net loan income after borrowings and related expenses associated with $2.0 million decrease in loan income and $31.6 million increase in borrowing costs. The decrease in loan income is primarily associated with the effect of the reduction in loan income due to $33.1 million increase in lending spread waiver, $43.0 million decrease in prepayment premium received, offset by $74.1 million increase in interest and other charges. The $31.6 million increase in borrowing cost is associated mainly with the increase in the borrowing costs on pre-FAS 133 basis to 3.75% in 2005 (3.58% in 2004) resulting from the general increase in interest rates in the U.S.;
- $17.4 million increase in administrative expenses associated with increase in staff salaries, benefits and consultant expenses;
- $10.0 million reduction in gains realized from sales of equity investments.

Net unrealized (losses) gains on derivatives, as required by FAS 133. Net unrealized losses on derivatives of $308.7 million (net unrealized gains of $41.0 million in 2004) were primarily due to the weakening of certain major currencies against the US dollars. This resulted in the reduction of the value of embedded derivatives in the structured borrowings, which are required to be separately reported in the balance sheet, with changes in the fair value reported as part of net income. As the majority of the embedded derivatives are highly sensitive to the expected foreign exchange rates movements, the weakening of certain major currencies decreased the value of the embedded derivatives in 2005. In contrast, the unrealized gains on derivatives of $41.0 million as of 31 December 2004 resulted primarily due to the favorable impact of the expected strengthening of certain major currencies on the value of the embedded derivatives (*see Note M of OCR Financial Statements*).

Cumulative Effect of Change in Accounting Principle. The cumulative effect arising from the adoption of the equity method for certain limited liability companies that have characteristics of partnership (EITF 03-16) in 2005 resulted to a reversal of prior years' income of $8.2 million, net of a release of provisions of $3.6 million.

Critical Accounting Policies and Estimates

Significant accounting policies are contained in Note B of OCR's financial statements. In the financial statements, Management makes estimates in determining the fair value of financial instruments. Estimates by their nature are based on judgment and available information; therefore, actual results could differ and could have a material impact on the financial statements.

Fair Value of Financial Instruments. Under statutory reporting, ADB carries its investments and derivatives, as defined by FAS 133, on a fair value basis. These derivatives include embedded derivatives in the structured borrowing portfolio that are required to be separately valued and accounted for in the balance sheet. Fair values are usually based on quoted market prices. If market prices are not readily available, fair values are usually determined using market-based pricing models incorporating readily observable market data and require judgment and estimates.

The pricing models used for determining fair values of ADB's financial instruments are based on discounted

expected cash flows using observable market data. ADB reviews the pricing models to assess the appropriateness of assumptions to reasonably reflect the valuation of the financial instruments. In addition, the fair values derived from the models are subject to ongoing internal and external verification and review. The models use market-sourced inputs such as interest rates, exchange rates, and option volatilities. Selection of these inputs may involve some judgment and may impact net income. ADB believes that the estimates of fair values are reasonable given existing controls and processes.

Special Funds

ADB is authorized by its Charter to establish and administer Special Funds. These are the Asian Development Fund; Technical Assistance Special Fund; the Japan Special Fund, including the Asian Currency Crisis Support Facility; ADB Institute Special Fund (ADBISF); the Asian Tsunami Fund; and the Pakistan Earthquake Fund. Financial statements for each fund are prepared in accordance with generally accepted accounting principles except for ADF's which are special purpose financial statements prepared in accordance with ADF Regulations.

Asian Development Fund

The ADF is ADB's concessional financing window for DMCs with low per capita gross national products and limited debt repayment capacities. It is the only multilateral source of concessional assistance dedicated exclusively to reducing poverty and to improving the quality of life in Asia and the Pacific. Thirty donor members (regional and nonregional) have contributed to the Fund.

ADF IX. During the eighth replenishment of the ADF (ADF IX), donors recommended a replenishment of $7.0 billion, consisting of $3.3 billion in new contributions from donors and $3.7 billion from internal resources based on the exchange rate specified in Resolution No. 300 of the Board of Governors. ADF IX became effective on 29 April 2005 after instruments of contribution deposited with ADB for unqualified contribution reached an amount equivalent to $1,169,951,232 or more than 50% of all pledged contributions, based on Board Resolution No. 300 foreign exchange rates. In 2005, 21 donors submitted their Instruments of Contribution totaling $2,263.6 million.[2] Canada and Taipei,China deposited qualified Instruments of Contributions, containing the qualification that payment of all installments except the first is subject to subsequent budgetary appropriations. Donors made their first payment with a total amount of $562.8 million[2] that includes $497.6 million to ADF operations, $37.7 million for TASF, and $27.5 million for financing forgone interest of grants. In addition, the following donor countries participated in the Accelerated Note Encashment program: Norway to increase its burden share; Canada, Denmark, Finland, Sweden, Republic of Korea and New Zealand to make additional contributions; and Austria and Spain to meet their burden share. (*For details of amounts released for operational commitment in 2005, see the column labeled "Addition" in Table 29 in the Statistical Annex.*)

ADF VIII. Contributions pledged under ADF VIII amounting to $151.8 million were paid and used for loan commitments in 2005. The remaining unpaid contributions as of 31 December 2005 totaled $158.5 million, including $102.1 million of the US contributions in arrears and $56.4 million of the amount withheld by other donors.

TABLE 10: Asian Development Fund Commitment Authority
($ million)

	2005	2004
Carryover from ADF VIII	114.9 [a]	
ADF IX Contributions	497.6 [b]	
ADF VII and VIII Contributions	151.8	3,464.2
OCR Net Income Transfer	40.0	350.0
Loans Savings and Cancellation		495.2 [c]
Expanded Advance Commitment Authority	899.3	3,200.0
Less: Provision for Disbursement Risk	44.8	280.1
Total ADF IX Commitment Authority	1,658.8 [d]	7,229.3 [e]
Less:		
Loans and Grants Committed	1,619.0	6,383.9
Carryover of Conditional Loans Committed		720.9
ADF Commitment Authority Available for Future Commitments[e]	39.8	124.5 [a]

0.0 Less than 0.1 million.

a The US dollar equivalent of SDR 80.39 million at each year-end exchange rates.

b Contributions received to finance forgone interest of grants are excluded as they have been incorporated in the computation of EACA.

c Refers to resources made available from loan savings and cancellations to directly finance additional loans under a special arrangement applicable during 2003 and 2004.

d Includes resources made available under the ADF IX period (starting 1 January 2005).

e Includes resources made available under ADF VIII period (2001-2004).

f Total may not add due to rounding.

[2] US dollar equivalent at exchange rates as of 31 December 2005.

Currency Management. With a view to make ADB more relevant, responsive and client oriented, ADB is changing its currency management practices to benefit ADB borrowers. On 27 October 2005, the Board of Directors approved a currency management framework for ADF loans to be implemented beginning 1 January 2006. Under the new framework, while ADF donor contributions will continue to be made in national currencies, US dollars or SDR, ADB will convert these contributions along with ADF loan reflows and liquidity portfolio into the currencies that constitute the SDR. In addition, the borrowers' obligations for new ADF loans will be determined in SDR. The current practice of managing ADF resources in as many as 15 currencies will be discontinued and an approach based on SDR will be introduced.

ADF Loan Approvals, Disbursements, and Repayments. In 2005, 40 ADF loans totaling $1.4 billion were approved compared with 47 loans totaling $1.2 billion in 2004. Disbursements during 2005 totaled $1.2 billion, an increase of 18.2% from $1.1 billion in 2004. At the end of the year, cumulative disbursements from ADF resources were $22.1 billion. Loan repayments during the year amounted to $433.7 million. At year-end, outstanding ADF loans amounted to $20.2 billion.

Status of Loans. At the end of the year, 28 public sector loans to Myanmar were in nonaccrual status. The total of outstanding loans to Myanmar amounted to $461.3 million comprising about 2.3% of the total outstanding ADF loans.

Investment Portfolio Position. The ADF investment portfolio[3] amounted to $5.7 billion on 31 December 2005 compared with $5.6 billion in 2004. About 56% of the portfolio was invested in bank deposits, and 44% was invested in fixed income securities. The annualized rate of return on ADF investments in 2005 and 2004 was 3.4%. The portfolio was denominated in 11 currencies. Euros, pounds sterling, Australian dollars, and Canadian dollars accounted for 84% of the portfolio.

Technical Assistance Special Fund

Review of Activities. In 2005, the Board of Governors approved an allocation of $32 million from 2004 OCR net income to the TASF. With the effectivity of the eighth replenishment of ADF (ADF IX) and the third regularized replenishment of TASF, contributions of $155.4 million from 21 donors have been committed and $37.7 million have been received. In addition, Pakistan and India made a wholly untied, direct, voluntary contribution amounting to $70,000 and Rs2.25 million ($52,000 equivalent), respectively. At the end of 2005, total TASF resources amounted to $1,257.5 million. Of this, $1,042.0 million was committed leaving an uncommitted balance of $215.5 million. (*For details, see Table 30 in the Statistical Annex.*)

Operations and Resource Position. TA commitments (approved and effective) increased from $73.5 million in 2004 to $77.0 million in 2005 for 175 TA projects made effective during the year. In 2005, $11.3 million ($6.3 million in 2004) representing completed and canceled TA projects were written back as a reduction in TA, and the corresponding undisbursed commitment was eliminated. Revenue from investments increased from $5.0 million in 2004 to $7.2 million in 2005 because of higher yields in some capital markets. As a result, the uncommitted balance available for future commitments increased from $99.2 million in 2004 to $215.5 million in 2005. TASF funded 45% of all TA approved in 2005.

At the end of the year, TASF investments stood at $254.2 million, up 5.7% from 2004. Other assets—due from banks and contributors, advances to consultants, and others—totaled $124.4 million. Accounts payable to OCR and others amounted to $2.5 million.

Japan Special Fund

Review of Activities. TA funded by the JSF continued to support ADB operations aimed at reducing poverty. In March 2005, Japan contributed 2.8 billion yen ($27.2 million equivalent) as a regular contribution. As of 31 December 2005, Japan's cumulative contribution to the JSF since its inception in 1988 amounted to 104.8 billion yen (about $904.2 million equivalent) comprising regular contributions of 86.7 billion yen ($753.4 million

TABLE 11: Technical Assistance Special Fund Cumulative Resources
($ million)

	2005	2004
Regularized Replenishment Contributions	368.4	213.1
Allocations from OCR Net Income	663.0	631.0
Direct Voluntary Contributions	88.8	88.6
Income from Investment and Other Sources	140.8	132.8
Transfers from the TASF to the ADF	(3.5)	(3.5)
TOTAL	1,257.5	1,062.0

[3] Includes securities purchased under resale arrangement.

equivalent) and supplementary contributions of 18.1 billion yen ($150.8 million equivalent). In 2005, ADB approved 49 TA for the JSF totaling $28.4 million inclusive of those that were approved but not yet effective (*see table below*). The uncommitted balance including approved TA not yet effective as of 31 December 2005 was $126.4 million. (*For details, see Tables 31 and 32 in the Statistical Annex.*)

Sector Activities. In 2005, the JSF financed 14% of the total amount of TA approved by ADB including 33% of the total amount of project preparation TA during the year. The breakdown of JSF approvals by sector is shown in the table below.

ADB Institute Special Fund

The costs for operating the ADB Institute are met from the ADBISF which is administered by ADB in accordance with the Statute of ADB Institute. Japan made its 10th contribution in the amount of ¥1.52 billion ($13.9 million equivalent) in June 2004.

As of 31 December 2005, cumulative commitments amounted to ¥13.2 billion (about $110.1 million equivalent) excluding translation adjustments. Of the total contributions received, $93.6 million had been used by the end of the year mainly for research and capacity-building activities including organizing symposia, forums, and training; preparing research reports, publications, and websites; and for associated administrative expenses. The balance of net current assets excluding property, furniture, and equipment available for future projects and programs was about $16.5 million.

TABLE 12: Japan Special Fund Technical Assistance by Sector, 2005

	$ Million	%
Transport and Communications	6.8	24
Finance	5.9	21
Agriculture and Natural Resources	3.3	12
Law, Economic Management and Public Policy	3.0	11
Energy	2.8	10
Water Supply, Sanitation and Waste Management	2.4	8
Education	2.0	7
Industry and Trade	1.0	3
Health, Nutrition, and Social Protection	0.7	2
Multisector	0.5	2
TOTAL	28.4	100

Totals may not add due to rounding

Asian Tsunami Fund

The Asian Tsunami Fund was established on 11 February 2005 in response to the special circumstances surrounding the DMCs that were stricken by the effects of the tsunami on 26 December 2004. ADB contributed $600 million to the Fund, of which $40 million unutilized funds, were transferred back to OCR. In addition, Australia and Luxembourg contributed $3.8 million and $1.0 million, respectively.

Review of Activities. At 31 December 2005, eight TAs and grants amounting to $572 million were made effective. The uncommitted resources of the Fund at year-end amounted to $6.3 million.

Pakistan Earthquake Fund

The Pakistan Earthquake Fund was established in November 2005 in response to the special needs of Pakistan subsequent to the earthquake on 8 October 2005. The PEF is to serve as a dedicated fund to deliver emergency grant financing for investment projects and TAs to support immediate reconstruction, rehabilitation and associated development activities. ADB contributed $80 million to the Fund and $5.4 million contributions have been committed by Finland. The full contribution is available for future commitments.

Trust funds Managed by ADB

In addition to OCR and the Special Funds, ADB also manages and administers the Japan Scholarship Program (JSP), the Japan Fund for Poverty Reduction (JFPR), the Japan Fund for Information and Communication Technology (JFICT), and channel financing arrangements of a number of trust funds provided by bilateral donors to support TA and soft components of loans. These funds do not form part of ADB's own resources.

Japan Scholarship Program

The JSP was established in 1988 to provide an opportunity for well-qualified citizens of DMCs to undertake postgraduate studies in economics, management, science and technology, and other development-related fields at selected educational institutions in Asia and the Pacific. The JSP is funded by Japan and administered by ADB. Currently, 20 institutions in 10 countries participate.

Between 1988 and 2005, Japan contributed $76.2 million. A total of 1,927 scholarships has been awarded to recipients from 35 members. Of the total, 1,574 already completed their courses. Women have

received 612 scholarships. The number of new scholarships awarded annually grew from 49 in 1988 to 148 in 2005 (*see www.adb.org/JSP*).

Channel Financing Arrangements

Official grant cofinancing plays a vital role in ADB operations, particularly in view of the continuing constraints on TASF and ADF resources. These grant funds support TA and finance mostly soft components of loan projects. Most grants are provided by bilateral donors under channel financing arrangements (CFAs). ADB acts as administrator of the funds and applies its own guidelines and procedures in recruiting consultants, making disbursements, and supervising projects.

Under a CFA, the donor enters into a comprehensive agreement with ADB whereby the donor provides an untied grant fund to be administered by ADB, but the fund does not become part of ADB's own resources. The donor indicates its preferred sectors and recipient countries. ADB regularly provides a list and description of proposed TA projects that satisfy the donor's preferences, and they agree on the specific activities to be financed. Funds provided under a CFA are usually transferred to an interest-bearing account and may also be invested by ADB pending disbursement. Donors are provided with regular financial statements and progress reports on the use of the funds. ADB is responsible for project preparation, processing, and administration. CFAs may be replenished with additional funds at the donor's discretion.

The primary advantage of CFAs is that funding for several individual TA projects may be provided under a single agreement. Accordingly, they minimize the need for detailed negotiations on a case-by-case basis and foster administrative efficiency. The first CFA was negotiated in 1980. Since then, ADB has entered into CFAs with the following bilateral development partners: Australia, Belgium, Canada, Denmark, Finland, France, Italy, the Netherlands, New Zealand, Norway, PRC, Spain, Sweden, Switzerland, and United Kingdom. In 2005, PRC made a contribution of $20 million to establish its first trust fund (PRC Poverty Reduction and Regional Cooperation Fund). United Kingdom provided an additional £30.0 million ($56.6 million equivalent) to its existing trust fund while Australia has used its existing channel financing facility with ADB to channel $1.9 million of its contributions to seven projects.

In addition to the traditional type of CFA which may be used for several sectors, thematic CFAs with bilateral agencies have increased sharply in recent years in such areas as renewable energy, climate change, poverty reduction, governance, water, gender and development, and poverty and environment. Several thematic CFAs have been packaged as umbrella facilities to allow more than one donor to contribute.

In 2005, ADB, with an initial contribution of $12.78 million from Sweden, established the Cooperation Fund for Fighting HIV/AIDs in Asia and the Pacific. Norway also contributed $1.25 million to an existing Cooperation Fund in Support of Managing for Development Results.

Efforts continued to mobilize grant funds not only from official sources but also from private sector entities. Funds mobilized from private sector entities mostly cofinanced regional TA projects in the environment sector.

Japan Fund for Poverty Reduction

The JFPR was established in May 2000 as a trust fund to support poverty reduction and social development activities that can add substantial value to ADB projects. Since 2000, Japan has contributed $344.9 million in total. To date, $174.4 million for 72 projects have been approved of which 19 projects valued at $28.4 million were approved in 2005. (*See www.adb.org/JFPR and Table 32 in the Statistical Annex.*)

Japan Fund for Information and Communication Technology

The JFICT was established in July 2001 to assist DMCs in bridging the digital divide to help reduce poverty. The JFICT had an initial contribution of ¥1.3 billion (about $10.7 million) for a 3-year period. JFICT was originally scheduled to close by 31 July 2004 but was extended to accommodate new proposals. To date, $9.46 million for 11 projects have been approved for implementation. (*See www.adb.org/Documents/others/CLICK/R21_03.pdf.*)

Japan Fund for Public Policy Training

The JFPPT was established in March 2004 as a trust fund to enhance DMCs capacity building for public policy management focusing on regional economies in transition.

Since its inception, JFPPT was under the administration of ADBI. During the 4th quarter of 2005, its administration was transferred to ADB. Since its inception, Japan has contributed about $15.3 million in total, out of which, $2.0 million had been spent on program support.



Report of Independent Auditors to the Asian Development Bank

In our opinion, the accompanying balance sheets and the related statements of income and expenses, cash flows, and changes in capital and reserves present fairly, in all material respects, in terms of United States dollars, the financial position of the Asian Development Bank—Ordinary Capital Resources at 31 December 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of the Asian Development Bank. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying summary statements of loans and of borrowings as at 31 December 2005 and 2004, and of statement of subscriptions to capital stock and voting power as at 31 December 2005 are presented for purposes of additional analyses and are not required parts of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers
Certified Public Accountants

Singapore
8 March 2006

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

BALANCE SHEET
31 December 2005 and 2004

Expressed in Thousands of United States Dollars (Note B)

ASSETS

	2005		2004	
DUE FROM BANKS (Notes B and C)		$ 81,662		$ 76,405
INVESTMENTS (Notes B, C, D, and L)				
Government and government-guaranteed obligations	$ 4,034,905		$ 4,882,882	
Time deposits	3,707,813		2,842,131	
Other securities	3,370,039	11,112,757	2,965,082	10,690,095
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Notes B and D)		2,770,965		2,040,302
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes B and D)		1,118,748		1,330,948
LOANS OUTSTANDING (OCR-5) (Notes A, B, E, and Q) (Including FAS 133 adjustment of $757 - 2005 and $870 - 2004 and unamortized front-end fee of $11,077 - 2005 and $28,349 - 2004)				
Members and guaranteed by members	22,923,271		23,790,425	
Private sector	634,982		490,476	
	23,558,253		24,280,901	
Less—provision for loan losses	79,464	23,478,789	84,304	24,196,597
EQUITY INVESTMENTS (Notes A, B, and G)		404,975		257,437
ACCRUED INCOME				
On investments	99,334		90,673	
On loans	239,528	338,862	238,899	329,572
RECEIVABLE FROM MEMBERS (Note K)				
Nonnegotiable, noninterest-bearing demand obligations (Note C)	172,966		207,181	
Subscription installments	38	173,004	-	207,181
RECEIVABLE FROM SWAPS (Notes B, H, and Q)				
Borrowings	9,733,074		9,583,846	
Others	1,582,337	11,315,411	1,567,602	11,151,448
OTHER ASSETS				
Property, furniture, and equipment (Notes B and I)	163,586		164,274	
Investment related receivables	244,718		175,440	
Unamortized issuance cost of borrowings	39,257		48,584	
Miscellaneous (Note N)	128,651	576,212	121,353	509,651
TOTAL		$ 51,371,385		$ 50,789,636

The accompanying notes are an integral part of these financial statements (OCR-8).

LIABILITIES, CAPITAL, AND RESERVES

	2005		2004	
BORROWINGS (OCR-6) (Notes B and J) (Including FAS 133 adjustment of $2,519 - 2005 and $2,585 - 2004)		$ 24,398,499		$ 23,921,444
ACCRUED INTEREST ON BORROWINGS		262,138		264,682
PAYABLE FOR SWAPS (Notes B, H, J, and Q)				
Borrowings	$ 9,354,776		$ 8,841,324	
Others	1,586,604	10,941,380	1,809,722	10,651,046
PAYABLE UNDER SECURITIES LENDING ARRANGEMENT (Note B)		2,795,081		2,061,489
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	345,535		325,508	
Undisbursed technical assistance commitments (Note M)	9,731		20,806	
Miscellaneous (Notes B, E, I, and N)	321,881	677,147	277,884	624,198
TOTAL LIABILITIES		39,074,245		37,522,859
CAPITAL AND RESERVES (OCR-4)				
Capital stock (OCR-7) (Notes B and K)				
Authorized and subscribed (SDR35,097,280,000 - 2005, SDR34,991,710,000 - 2004)	50,163,489		54,161,568	
Less—"callable" shares subscribed	46,635,308		50,352,179	
"Paid-in" shares subscribed	3,528,181		3,809,389	
Less—subscription installments not due	10,980		9,874	
Subscription installments matured	3,517,201		3,799,515	
Less—capital transferred to the Asian Development Fund	68,047		73,692	
	3,449,154		3,725,823	
Net notional amounts required to maintain value of currency holdings (Notes B and K)	(586,105)		(642,944)	
Ordinary reserve (Note L)	8,957,392		8,865,414	
Special reserve (Note L)	193,629		189,539	
Loan loss reserve (Note L)	167,000		218,800	
Surplus (Note L)	117		312,117	
Cumulative revaluation adjustments account (Note K)	234,833		193,870	
Net income after appropriation (OCR-2) (Note L)	105,202		427,080	
Accumulated other comprehensive income (OCR-4) (Notes B and L)	(224,082)	12,297,140	(22,922)	13,266,777
TOTAL		$ 51,371,385		$ 50,789,636

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

STATEMENT OF INCOME AND EXPENSES
For the Years Ended 31 December 2005 and 2004

Expressed in Thousands of United States Dollars (Note B)

	2005			2004		
REVENUE (Note M)						
From loans (Notes B and E)						
Interest	$967,387			$926,955		
Commitment charge	50,898			50,521		
Other	18,044	$1,036,329		60,869	$1,038,345	
From investments (Notes B and D)						
Interest		377,379			265,557	
From other sources—net (Notes E and R)		18,210			9,166	
TOTAL REVENUE			$1,431,918			$1,313,068
EXPENSES (Note M)						
Borrowings and related expenses (Note J)		893,218			861,657	
Administrative expenses (Note O)		135,689			118,321	
Technical assistance to member countries		(3,446)			(2,404)	
Provision for losses (Notes B and E)		(3,477)			2,254	
Other expenses		4,248			3,044	
TOTAL EXPENSES			1,026,232			982,872
NET REALIZED GAINS (LOSSES)						
From investments (Note M)		(2,097)			31,812	
From equity investments		17,736			27,729	
From borrowings		1,023			11	
Others		306			(158)	
NET REALIZED GAINS			16,968			59,394
NET UNREALIZED (LOSSES) GAINS ON DERIVATIVES, AS REQUIRED BY FAS 133			(308,743)			40,963
NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE			113,911			430,553
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE (Note B)			(4,619)			-
NET INCOME			109,292			430,553
APPROPRIATION OF GUARANTEE FEES TO SPECIAL RESERVE (Note L)			4,090			3,473
NET INCOME AFTER APPROPRIATION TO SPECIAL RESERVE			$ 105,202			$ 427,080

The accompanying notes are an integral part of these financial statements (OCR-8).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2005 and 2004

Expressed in Thousands of United States Dollars (Note B)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 918,237	$ 956,798
Interest on investments received	378,032	297,764
Interest received for securities under resale arrangement	4,898	2,092
Interest and other financial expenses paid	(768,295)	(787,601)
Administrative expenses paid	(80,164)	(69,895)
Technical assistance disbursed	(6,962)	(16,805)
Others–net	7,714	18,386
Net Cash Provided by Operating Activities	453,460	400,739
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	11,265,412	8,686,524
Maturities of investments	91,142,586	100,823,059
Purchases of investments	(103,542,060)	(110,933,031)
Net receipts from securities under resale arrangement	107,904	909,387
Principal collected on loans	3,491,031	3,952,679
Loans disbursed	(3,401,301)	(2,393,583)
Net currency and interest rate swaps	4	1,323
Property, furniture, and equipment acquired	(11,473)	(8,266)
Purchases of equity investments	(131,757)	(41,718)
Sales of equity investments	82,798	47,859
Net Cash (Used in) Provided by Investing Activities	(996,856)	1,044,233
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds of new borrowings	4,681,615	1,720,375
Borrowings redeemed	(3,580,596)	(4,482,563)
Matured capital subscriptions collected[1]	3,190	2,830
Borrowing issuance expenses paid	(6,286)	(719)
Demand obligations of members encashed	36,442	40,639
Net currency and interest rate swaps	127,655	151,559
Resources transferred to ADF	(40,000)	(150,000)
Resources transferred to TASF	(32,000)	(50,000)
Resources transferred to ATF	(560,000)	–
Resources transferred to PEF	(80,000)	–
Net Cash Provided by (Used in) Financing Activities	550,020	(2,767,879)
Effect of Exchange Rate Changes on Due from Banks	(1,367)	1,364
Net Increase (Decrease) in Due from Banks	5,257	(1,321,543)
Due from Banks at Beginning of Year	76,405	1,397,948
Due from Banks at End of Year	$ 81,662	$ 76,405
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net Income (OCR-2)	$ 109,292	$ 430,553
Adjustments to reconcile net income to net cash provided by operating activities:		
Net unrealized losses (gains) on derivatives	308,743	(40,963)
Depreciation and amortization	98,633	146,632
Change in accrued income, including interest and commitment charges added to loans	(136,808)	(88,928)
Net gain from sales of investments and early redemption of borrowings	(11,821)	(62,248)
Change in accrued interest and other expenses	112,451	16,881
Change in undisbursed technical assistance commitments	(11,075)	(19,886)
Provision for losses charged	(7,212)	4,950
Change in administrative expenses receivable from ADF	(7,070)	3,693
Others–net	(1,673)	10,055
Net Cash Provided by Operating Activities	$ 453,460	$ 400,739

1 Supplementary disclosure of noncash financing activities:
Nonnegotiable, noninterest-bearing demand promissory notes amounting to $4,225 ($2,912 - 2004) were received from members.

The accompanying notes are an integral part of these financial statements (OCR-8).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Years Ended 31 December 2005 and 2004

Expressed in Thousands of United States Dollars (Notes B and K)

FINANCIAL STATEMENTS

	Capital Stock	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Loan Loss Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income After Appropriations	Accumulated Other Comprehensive Income	Total
Balance– 1 January 2004	$3,570,562	$(620,805)	$8,892,584	$186,066	$ -	$116,645	$ 372,257	$ 435,886	$(100,755)	$12,852,440
Comprehensive income for the year 2004 (Note L)				3,473				427,080	77,833	508,386
Change in SDR value of paid-in shares subscribed	153,065									153,065
Change in subscription installments not due	5,142									5,142
Change in SDR value of capital transferred to Asian Development Fund	(2,946)									(2,946)
Change in notional maintenance of value		(22,139)								(22,139)
Allocation of 2003 net income to surplus (Note L)						195,472		(195,472)		-
Allocation of 2003 net income to TASF and ADF (Note L)								(200,000)		(200,000)
Allocation of 2003 net income to loan loss reserve (Note L)					218,800			(218,800)		-
Reduction of cumulative revaluation account by 2003 FAS 133 adjustment (Note L)							(178,387)	178,387		-
Charge to ordinary reserve for change in SDR value of capital stock (Note L)			(27,170)							(27,170)
Balance– 31 December 2004 (Forward)	$3,725,823	$(642,944)	$8,865,414	$189,539	$218,800	$312,117	$ 193,870	$ 427,080	$ (22,922)	$13,266,777

	Capital Stock	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Loan Loss Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income After Appropriations	Accumulated Other Comprehensive Income	Total
Balance– 31 December 2004 (Forward)	$3,725,823	$(642,944)	$8,865,414	$189,539	$ 218,800	$ 312,117	$193,870	$ 427,080	$ (22,922)	$13,266,777
Comprehensive income for the year 2005 (Note L)				4,090				105,202	(201,160)	(91,868)
Change in SDR value of paid-in shares subscribed	(289,693)									(289,693)
Change in subscription installments not due	(1,572)									(1,572)
Additional paid-in shares subscribed during the year	8,951									8,951
Change in SDR value of capital transferred to Asian Development Fund	5,645									5,645
Change in notional maintenance of value		56,839								56,839
Allocation of 2004 net income to ordinary reserve, surplus and cumulative revaluation account and transfer from loan loss reserve (Note L)			37,917		(51,800)	40,000	40,963	(67,080)		-
Allocation of 2004 net income to ATF, TASF, and ADF (Note L)								(360,000)		(360,000)
Allocation of Surplus to ATF and PEF (Note L)						(352,000)				(352,000)
Credit to ordinary reserve for change in SDR value of capital stock (Note L)			54,061							54,061
Balance– 31 December 2005	$3,449,154	$(586,105)	$8,957,392	$193,629	$ 167,000	$ 117	$234,833	$ 105,202	$(224,082)	$12,297,140

Note: Figures may not add due to rounding.

Accumulated Other Comprehensive Income (Note L)
For the Years Ended 31 December 2005 and 2004

Expressed in Thousands of United States Dollars (Note B)

	FAS 133 Adjustments and Amortization		Accumulated Translation Adjustments		Unrealized Investment Holding Gains (Losses)		Minimum Pension Liability Adjustment		Accumulated Other Comprehensive Income	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Balance, 1 January	$(6,442)	$(11,437)	$ (20,326)	$(125,520)	$14,272	$45,504	$(10,426)	$ (9,302)	$ (22,922)	$(100,755)
Amortization	3,876	4,995	–	–	–	–	–	–	3,876	4,995
Other comprehensive income for the year	–	–	(226,356)	105,194	15,825	(31,232)	5,495	(1,124)	(205,036)	72,838
Balance, 31 December	$(2,566)	$ (6,442)	$(246,682)	$ (20,326)	$30,097	$14,272	$ (4,931)	$(10,426)	$(224,082)	$ (22,922)

The accompanying notes are an integral part of these financial statements (OCR-8).

FINANCIAL STATEMENTS

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

SUMMARY STATEMENT OF LOANS

31 December 2005 and 2004

Expressed in Thousands of United States Dollars (Note B)

Borrowers/Guarantors	Loans Outstanding[1]	Undisbursed Balances of Effective Loans[2]	Loans Not Yet Effective[3]	Total Loans	Percent of Total Loans
Afghanistan	$ 35,000	$ –	$ –	$ 35,000	0.09
Azerbaijan	–	–	59,000	59,000	0.15
Bangladesh	288,034	403,404	225,000	916,438	2.34
China, People's Rep. of	5,552,543	3,580,611	1,363,800	10,496,954	26.87
Fiji Islands	72,596	81,711	–	154,307	0.39
India	3,111,471	3,244,836	1,139,533	7,495,840	19.18
Indonesia	8,365,416	947,044	535,100	9,847,560	25.20
Kazakhstan	70,399	40,680	–	111,079	0.28
Korea, Rep. of	139,341	–	–	139,341	0.36
Lao People's Dem. Rep.	26,121	43,879	–	70,000	0.18
Malaysia	314,858	6,629	–	321,487	0.82
Marshall Islands	3,816	–	–	3,816	0.01
Micronesia, Fed. States of	–	–	4,800	4,800	0.01
Mongolia	4,500	–	–	4,500	0.01
Myanmar	–	–	–	–	–
Nauru	2,300	–	–	2,300	0.01
Nepal	31,243	–	–	31,243	0.08
Pakistan	1,834,274	1,281,408	387,300	3,502,982	8.97
Papua New Guinea	170,276	71,298	–	241,574	0.62
Philippines	2,676,084	605,894	223,337	3,505,315	8.97
Sri Lanka	203,166	200,558	150,000	553,724	1.42
Thailand	201,238	24,599	–	225,837	0.58
Uzbekistan	329,437	352,662	–	682,099	1.75
Viet Nam	137,217	123,750	360,000	620,967	1.59
	23,569,330	11,008,963	4,447,870	39,026,163	99.88
Regional	–	16,500	28,500	45,000	0.12
TOTAL – 31 December 2005	23,569,330	11,025,463	4,476,370	39,071,163	100.00
Provision for losses	(79,464)	–	–	(79,464)	
Unamortized front-end fee	(11,077)	–	–	(11,077)	
NET BALANCE – 31 December 2005	**$23,478,789**	**$11,025,463**	**$4,476,370**	**$38,980,622**	
Made up of loans to:					
Members and guaranteed by members	$ 22,920,971	$ 10,934,499	$ 3,788,345	$ 37,643,815	
Private sector	557,818	90,964	688,025	1,336,807	
Net balance – 31 December 2005	$ 23,478,789	$ 11,025,463	$ 4,476,370	$ 38,980,622	
TOTAL – 31 December 2004	$24,309,250	$10,501,879	$5,053,684	$39,864,813	
Provision for losses	(84,304)	–	–	(84,304)	
Unamortized front-end fee	(28,349)	–	–	(28,349)	
NET BALANCE – 31 December 2004	**$24,196,597**	**$10,501,879**	**$5,053,684**	**$39,752,160**	
Made up of loans to:					
Members and guaranteed by members	$ 23,788,125	$ 10,344,131	$ 4,700,180	$ 38,832,436	
Private sector	408,472	157,748	353,504	919,724	
Net balance – 31 December 2004	$ 24,196,597	$ 10,501,879	$ 5,053,684	$ 39,752,160	

1 Amounts outstanding on the multicurrency fixed lending rate loans totaled $200,030 ($286,791 - 2004), on pool-based loans totaled $12,828,090 ($14,879,834 - 2004) and on LIBOR-based loans and market-based loans totaled $10,541,209 ($9,142,625 - 2004). The average yield on loans was 4.35% (4.16% - 2004).

2 Of the undisbursed balances, ADB has made irrevocable commitments to disburse various amounts totalling $205,674 ($205,928 - 2004).

3 Excludes multitranche financing facilities of $1,520,000 (nil - 2004). No loan from these facilities was approved in 2005.

4 Includes undisbursed commitment relating to Revolving Credit Facility of Trade Financing Facilitation Program amounting to $16,500.

The accompanying notes are an integral part of these financial statements (OCR-8)

MATURITY OF EFFECTIVE LOANS

Twelve Months Ending 31 December	Amount	Five Years Ending 31 December	Amount
2006	$1,391,705	2015	10,400,279
2007	1,486,394	2020	7,971,305
2008	1,676,088	2025	5,276,228
2009	1,862,284	2030	2,484,811
2010	1,973,074	2035	57,565
		2037	15,060
		Total	$34,594,793 [4]

SUMMARY OF CURRENCIES RECEIVABLE ON LOANS OUTSTANDING

Currency	2005	2004	Currency	2005	2004
Euro	$ 2,436	$ 6,025	Philippine peso	34,856	–
Japanese yen	4,961,336	6,034,805	Swiss franc	23,262	37,050
Indian rupee	75,977	20,836	United States dollar	18,471,463	18,210,534
			Total	$23,569,330	$24,309,250

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

SUMMARY STATEMENT OF BORROWINGS
31 December 2005 and 2004

Expressed in Thousands of United States Dollars (Note B)

	Borrowings Principal Outstanding[1]		Swap Arrangements[2] Payable (Receivable)[3]	
	2005	2004	2005	2004
Australian dollar	$ 1,781,100	$ 1,854,960	$(1,765,589)	$(1,841,031)
Canadian dollar	516,840	479,169	(527,379)	(476,539)
Chinese yuan	123,913	–	–	–
Euro	1,300,396	1,495,866	(1,382,359)	(1,635,741)
Hong Kong dollar	167,632	205,756	(164,330)	(211,344)
Indian rupee	111,123	114,482	7,160	11,800
Japanese yen	3,779,260	4,718,762	2,894,589 (1,721,168)	(8) 3,400,155 (1,772,389)
Malaysian ringgit	105,834	105,263	(105,675)	(104,585)
New Taiwan dollar	213,242	218,955	(204,263)	(209,561)
New Zealand dollar	319,153	–	(308,832)	–
Philippine peso	31,168	–	(129)	–
Pound sterling	316,125[5]	189,613	3,548	–
Singapore dollar	120,301	122,268	(117,923)	(122,363)
South African rand	677,131	–	(662,065)	–
Swiss franc	525,343	861,432	(234,229)	(546,636)
Thai baht	97,501	–	(91,116)	–
United States dollar	14,267,934[6]	13,845,588	6,449,479 (2,448,017)	5,429,369 (2,663,649)
Subtotal	24,453,996	24,212,114	$ (378,298)	$ (742,522)
Unamortized discounts/ premiums and transition adjustments	99,680	74,302		
Embedded derivatives	(155,177)	(364,972)		
FAS 133 Adjustments	–	–		
Total	$24,398,499	$23,921,444		

MATURITY STRUCTURE OF BORROWINGS OUTSTANDING[7]

Twelve Months Ending 31 December	Amount	Five Years Ending 31 December	Amount
2006	$3,497,383	2015	5,460,727
2007	5,818,405	2020	1,315,894
2008	3,209,866	2025	299,928
2009	2,543,882	2030	460,979
2010	1,777,261	2035	65,423
		over 2035	4,248[8]
		Total	$24,453,996

1 Includes zero coupon and deep discount borrowings which have been recorded at their discounted values. The aggregate face amounts and discounted values of these borrowings (in United States dollar equivalents) are:

Currency	Aggregate Face Amount 2005	Aggregate Face Amount 2004	Discounted Value 2005	Discounted Value 2004
Australian dollar	$ 966,174	$1,028,940	$ 730,752	$ 736,378
Canadian dollar	689,388	664,424	516,840	479,169
Philippine peso	47,143	–	31,168	–
South African rand	15,760	–	12,056	–
Swiss franc	371,891	431,502	221,632	244,313
United States dollar	1,772,903	1,782,903	1,084,934	1,055,588

2 Include currency and interest rate swaps. At 31 December 2005, the remaining maturity of swap agreements ranged from less than one year to 30 years. Approximately 71.67% of the swap receivables and 75.46% of the payables are due before 1 January 2011.

	Net Currency Obligation[3] 2005	Net Currency Obligation[3] 2004	Weighted Average Cost (%) After Swaps[4]
	$ 15,511	$ 13,929	31.81
	(10,539)	2,630	(6.80)
	123,913	-	3.45
	(81,963)	(139,875)	0.16
	3,302	(5,588)	0.03
	118,283	126,274	5.39
	4,952,681	6,346,528	1.19
	159	678	7.95
	8,979	9,394	(11.33)
	10,321	-	1.53
	31,039	-	19.08
	319,673	189,613	12.21
	2,378	(95)	0.36
	15,066	-	0.26
	291,114	314,796	5.35
	6,385	-	0.40
	18,269,396	16,611,308	4.35
	$24,075,698	$23,469,592	3.76
			1.28
			5.04

INTEREST RATE SWAP ARRANGEMENTS

	Notional Amount	Average Rate (%) Receive	Average Rate (%) Pay Fixed	Average Rate (%) Pay Floating[9]	Maturing Through[10]
Receive Fixed Swaps:					
Australian dollar[11]	$ 67,972	2.68		(0.33)	2022-2032
Euro[12]	84,965	4.40	3.62		2010
Indian rupee	111,124	5.40		6.02	2014
Philippine peso	30,789			7.76	2010
United States dollar	8,303,627	3.61		3.93	2006-2018
United States dollar[13]	42,483	2.14		(0.33)	2016-2027
Receive Floating Swaps:					
Japanese yen	654,658	0.28	0.62	(0.33)	2009-2032
Total	$9,295,618				

3 Adjusted by the cumulative effect of the adoption of FAS 133 effective 1 January 2001.
4 Calculation is based on average carry book value of borrowings net of fair value of swaps. Thus, the weighted average cost may be negative if the related swaps payable exposure is in a different currency and the fair value of swaps receivable exceeds the carry book value of borrowings.
5 Consists of long-term borrowings of $169,691 and short-term borrowings of $146,434.
6 Consists of long-term borrowings of $14,149,934 and short-term borrowings of $118,000.
7 Bonds with put and call options were considered maturing on the first put or call date.
8 Of this amount, $4,248 will mature in March 2036.
9 Represent average current floating rates, net of spread.
10 Swaps with early termination date were considered maturing on the first termination date.
11 Consists of dual currency swaps with interest receivable in Australian dollar and interest payable in Japanese yen.
12 Consists of a dual currency swap with interest receivable in Euro and interest payable in Japanese yen.
13 Consists of dual currency swaps with interest receivable in United States dollar and interest payable in Japanese yen.

The accompanying notes are an integral part of these financial statements (OCR-8).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER
31 December 2005

Expressed in Thousands of United States Dollars (Note B)

	SUBSCRIBED CAPITAL					VOTING POWER	
			Par Value of Shares				
MEMBER	Number of Shares	Percent of Total	Total	Callable	Paid-in	Number of Votes	Percent of Total
REGIONAL							
Afghanistan	1,195	0.034	$ 17,080	$ 11,620	$ 5,460	14,904	0.340
Armenia	10,557	0.301	150,888	140,283	10,605	24,266	0.553
Australia	204,740	5.834	2,926,287	2,721,359	204,929	218,449	4.979
Azerbaijan	15,736	0.448	224,910	209,088	15,822	29,445	0.671
Bangladesh	36,128	1.029	516,367	480,206	36,161	49,837	1.136
Bhutan	220	0.006	3,144	2,816	329	13,929	0.317
Cambodia	1,750	0.050	25,012	20,753	4,259	15,459	0.352
China, People's Rep. of	228,000	6.496	3,258,736	3,030,467	228,269	241,709	5.510
Cook Islands	94	0.003	1,344	1,258	86	13,803	0.315
Fiji Islands	2,406	0.069	34,388	31,973	2,415	16,115	0.367
Hong Kong, China	19,270	0.549	275,420	256,125	19,295	32,979	0.752
India	224,010	6.383	3,201,708	2,977,498	224,210	237,719	5.419
Indonesia	192,700	5.490	2,754,203	2,561,338	192,866	206,409	4.705
Japan	552,210	15.734	7,892,572	7,339,845	552,727	565,919	12.900
Kazakhstan	28,536	0.813	407,856	379,285	28,571	42,245	0.963
Kiribati	142	0.004	2,030	1,887	143	13,851	0.316
Korea, Rep. of	178,246	5.079	2,547,617	2,369,229	178,387	191,955	4.375
Kyrgyz Republic	10,582	0.302	151,245	140,654	10,591	24,291	0.554
Lao PDR	492	0.014	7,032	6,274	758	14,201	0.324
Malaysia	96,350	2.745	1,377,102	1,280,655	96,447	110,059	2.509
Maldives	142	0.004	2,030	1,887	143	13,851	0.316
Marshall Islands	94	0.003	1,344	1,258	86	13,803	0.315
Micronesia, Fed. States of	142	0.004	2,030	1,887	143	13,851	0.316
Mongolia	532	0.015	7,604	7,075	529	14,241	0.325
Myanmar	19,270	0.549	275,420	256,125	19,295	32,979	0.752
Nauru	142	0.004	2,030	1,887	143	13,851	0.316
Nepal	5,202	0.148	74,351	69,134	5,217	18,911	0.431
New Zealand	54,340	1.548	776,665	722,282	54,384	68,049	1.551
Pakistan	77,080	2.196	1,101,681	1,024,529	77,152	90,789	2.069
Palau	114	0.003	1,629	1,515	114	13,823	0.315
Papua New Guinea	3,320	0.095	47,452	44,150	3,302	17,029	0.388
Philippines	84,304	2.402	1,204,932	1,120,562	84,370	98,013	2.234
Samoa	116	0.003	1,658	1,486	172	13,825	0.315
Singapore	12,040	0.343	172,084	160,035	12,049	25,749	0.587
Solomon Islands	236	0.007	3,373	3,144	229	13,945	0.318
Sri Lanka	20,520	0.585	293,286	272,748	20,539	34,229	0.780
Taipei,China	38,540	1.098	550,841	512,279	38,562	52,249	1.191
Tajikistan	10,134	0.289	144,842	134,652	10,191	23,843	0.543
Thailand	48,174	1.373	688,537	640,313	48,224	61,883	1.411
Timor-Leste	350	0.010	5,002	4,645	357	14,059	0.320
Tonga	142	0.004	2,030	1,887	143	13,851	0.316
Turkmenistan	8,958	0.255	128,034	119,030	9,004	22,667	0.517
Tuvalu	50	0.001	715	657	57	13,759	0.314
Uzbekistan	23,834	0.679	340,652	316,798	23,855	37,543	0.856
Vanuatu	236	0.007	3,373	3,144	229	13,945	0.318
Viet Nam	12,076	0.344	172,599	152,803	19,795	25,785	0.588
Total Regional (Forward)	2,223,452	63.351	$31,779,132	$29,538,523	$2,240,609	2,854,066	65.056

FINANCIAL STATEMENTS

MEMBER	SUBSCRIBED CAPITAL Number of Shares	Percent of Total	Par Value of Shares Total	Callable	Paid-in	VOTING POWER Number of Votes	Percent of Total
Total Regional (Forward)	2,223,452	63.351	$31,779,132	$29,538,523	$2,240,609	2,854,066	65.056
NONREGIONAL							
Austria	12,040	0.343	172,084	160,035	12,049	25,749	0.587
Belgium	12,040	0.343	172,084	160,035	12,049	25,749	0.587
Canada	185,086	5.274	2,645,379	2,460,131	185,248	198,795	4.531
Denmark	12,040	0.343	172,084	160,035	12,049	25,749	0.587
Finland	12,040	0.343	172,084	160,035	12,049	25,749	0.587
France	82,356	2.347	1,177,090	1,094,649	82,440	96,065	2.190
Germany	153,068	4.361	2,187,755	2,034,537	153,218	166,777	3.802
Italy	63,950	1.822	914,018	850,001	64,017	77,659	1.770
Luxembourg	12,040	0.343	172,084	159,978	12,106	25,749	0.587
The Netherlands	36,294	1.034	518,739	482,422	36,318	50,003	1.140
Norway	12,040	0.343	172,084	160,035	12,049	25,749	0.587
Portugal	12,040	0.343	172,084	159,978	12,106	25,749	0.587
Spain	12,040	0.343	172,084	160,035	12,049	25,749	0.587
Sweden	12,040	0.343	172,084	160,035	12,049	25,749	0.587
Switzerland	20,650	0.588	295,144	274,463	20,682	34,359	0.783
Turkey	12,040	0.343	172,084	160,035	12,049	25,749	0.587
United Kingdom	72,262	2.059	1,032,819	960,498	72,321	85,971	1.960
United States	552,210	15.734	7,892,572	7,339,845	552,727	565,919	12.900
Total Nonregional	1,286,276	36.649	18,384,357	17,096,785	1,287,572	1,533,038	34.944
TOTALS	3,509,728	100.000	$50,163,489	$46,635,308	$3,528,181	4,387,104	100.000

Notes: Figures may not add due to rounding.

The accompanying notes are an integral part of these financial statements (OCR-8).

NOTES TO FINANCIAL STATEMENTS

31 December 2005 and 2004

NOTE A—NATURE OF OPERATIONS AND LIMITATIONS ON LOANS, GUARANTEES, AND EQUITY INVESTMENTS

Nature of Operations

The Asian Development Bank (ADB), a multilateral development finance institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and cooperation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. With the adoption of its poverty reduction strategy at the end of 1999, ADB made reducing poverty in the region its main goal. ADB provides financial and technical assistance (TA) for projects and programs, which will contribute to achieving this purpose.

Mobilizing financial resources, including cofinancing, is an integral part of ADB's operational activities. In addition, ADB, alone or jointly, administers on behalf of donors, including members, their agencies and other development institutions, funds restricted for specific uses, which include TA grants as well as regional programs.

ADB's ordinary operations comprise loans, equity investments, and guarantees. During the years 2001 and 2002, limited technical assistance to member countries to support high priority TA programs was included. ADB finances its ordinary operations through borrowings, paid-in capital, and reserves.

Limitations on Loans, Guarantees, and Equity Investments

Article 12, paragraph 1 of the Charter provides that the total amount outstanding of loans, equity investments, and guarantees made by ADB shall not exceed the total of ADB's unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. At 31 December 2005, the total of such loans, equity investments, and guarantees aggregated approximately 68.3% (64.7% – 2004) of the total subscribed capital, reserves, and surplus as defined.

Article 12, paragraph 3 of the Charter provides that equity investments shall not exceed 10% of the unimpaired paid-in capital together with reserves and surplus, exclusive of the special reserve. At 31 December 2005, such equity investments represented approximately 5.6% (4.0% – 2004) of the paid-in capital, reserves, and surplus, as defined.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Functional Currencies and Reporting Currency

The currencies of members are all functional currencies as these are the currencies of the primary economic environment in which ADB generates and expends cash. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

Translation of Currencies

Assets and liabilities are translated from their functional currencies to the reporting currency at the applicable rates of exchange at the end of the reporting period. Income and expense amounts are translated for each semimonthly period generally at the applicable rates of exchange at the beginning of each period; such practice approximates the application of average rates in effect during the period. Translation adjustments other than those relating to maintenance of Special Drawing Right (SDR) capital values (*see Notes K and L*), are charged or credited to "Accumulated translation adjustments" and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

In October 2005, the Board of Directors approved the adoption of daily exchange rates for accounting and financial reporting purposes effective 1 January 2006. The use of daily exchange rates will allow transactions denominated in non-US dollar to be translated using exchange rates at time of transactions.

Valuation of Capital Stock

The authorized capital stock of ADB is defined in Article 4, paragraph 1 of the Charter "in terms of United

States dollars of the weight and fineness in effect on 31 January 1966" (the 1966 dollar) and the value of each share is defined as 10,000 1966 dollars. The capital stock had historically been translated into the current United States dollar (ADB's unit of account) on the basis of its par value in terms of gold. From 1973 until 31 March 1978, the rate arrived at on this basis was $1.20635 per 1966 dollar. Since 1 April 1978, at which time the Second Amendment to the Articles of Agreement of the International Monetary Fund (IMF) came into effect, currencies no longer have par values in terms of gold. Pending ADB's selection of the appropriate successor to the 1966 dollar, the capital stock has been valued for purposes of these financial statements in terms of the SDR at the value in current United States dollars as computed by the IMF, with each share valued at SDR10,000.

As of 31 December 2005, the value of the SDR in terms of the current United States dollar was $1.42927 ($1.54784 – 2004) giving a value for each share of ADB's capital equivalent to $14,292.70 ($15,478.40 – 2004). However, ADB could decide to fix the value of each share at $12,063.50 based on the 31 March 1978 par value of the United States dollar in terms of gold.

Derivative Financial Instruments

All derivative transactions are reported in accordance with Statement of Financial Accounting Standards (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," along with its amendments, collectively referred as FAS 133, effective 1 January 2001. FAS 133 requires that derivative instruments be recorded in the Balance Sheet as either assets or liabilities measured at fair value.

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying FAS 133 for purposes of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value, and all changes in fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of FAS 133 hedging criteria does not make fully evident ADB's risk management strategies.

The initial application of FAS 133 gave rise to a transition loss of $81,657,000 in other comprehensive income and a gain of $34,656,000 was reported in net income. The allocation between net income and other comprehensive income was based upon the economic hedging relationships that existed before the initial application of this statement.

The amount recorded in other comprehensive income as transition loss is being reclassified into earnings in the same period or periods in which the underlying transaction affect earnings.

Investments

All investment securities and negotiable certificate of deposits held by ADB other than derivative instruments are considered by Management to be "Available for Sale" and are reported at estimated fair value, which represents their fair market value. Time deposits are reported at cost. Unrealized gains and losses are reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Realized gains and losses are included in income from investments and are measured by the difference between amortized cost and the net proceeds of sales. With respect to exchange traded futures, realized gain or loss is reported based on daily settlement of the net cash margin.

Interest on investment securities and time deposits are recognized as realized and reported, net of amortizations of premium and discounts.

Securities Transferred Under Securities Lending Arrangement and Securities Purchased Under Resale Arrangement

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Securities transferred under securities lending arrangements

are recorded as assets and reported at estimated fair value and the cash collateral received recorded as a liability. Securities received under resale arrangements are neither recorded on ADB's balance sheet nor repledged under securities lending arrangements. ADB monitors the fair value of the securities received under resale arrangements, and if necessary, requires additional collateral.

Loans

ADB's loans are made to or guaranteed by members, with the exception of loans to the private sector, and have maturities ranging between 3 and 30 years. ADB requires its borrowers to absorb exchange risks attributable to fluctuations in the value of the currencies which it has disbursed. Loan interest income and loan commitment fees are recognized on accrual basis. In line with ADB's principle of cost pass through pricing, any variation in the actual cost of borrowings is passed to LIBOR-based borrowers as surcharge or rebate.

It is the policy of ADB to place loans in nonaccrual status for which principal, interest, or other charges are overdue by six months. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have been received by ADB. ADB maintains a position of not taking part in debt rescheduling agreements with respect to public sector loans. In the case of private sector loans, ADB may agree to debt rescheduling only after alternative courses of action have been exhausted.

ADB determines that a loan is impaired and therefore subject to provisioning when principal or interest is in arrears for one year for public sector loans (unless there is clear and convincing evidence warranting the deferment or acceleration of such provisioning) and six months for private sector loans. If the present value of expected future cash flows discounted at the loan's effective interest rate is less than the carrying value of the loan, a valuation allowance is established with a corresponding charge to provision for loan losses.

ADB's periodic evaluation of the adequacy of the provision for loan losses is based on its past loan loss experience, known and inherent risks in existing loans, and adverse situations that may affect a borrower's ability to repay.

Effective 2000, ADB levies front-end fees on all new public sector loans. These fees are deferred and amortized over the life of the loans after offsetting deferred direct loan origination costs. In 2004, entire front-end fee on all new public sector loans approved during the year was waived. In 2005, the policy was extended to cover the period up to June 2006.

ADB levies a commitment charge on the undisbursed balance of effective loans. Unless otherwise provided by the loan agreement, the charges take effect commencing on the 60th day after the loan signing date and are credited to loan income.

Guarantees

ADB extends guarantees to public sector and private sector borrowers. Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred. ADB would be required to perform under its guarantees if the payments guaranteed were not made by the debtor, and the guaranteed party called the guarantee by demanding payments from ADB in accordance with the term of the guarantee.

Prior to 1 January 2003, guarantees in the absence of any call, were not reflected in the financial statements but disclosed as a note to the financial statements (*see Note F*) in accordance with the provisions of FASB No. 5, Accounting for Contingencies. FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," which came into effect in 2003, requires the recognition of two types of liabilities that are associated with guarantees: (a) the stand-by ready obligation to perform, and (b) the contingent liability. ADB recognizes at the inception of a guarantee, a liability for the stand-by ready obligation to perform on guarantees issued and modified after 31 December 2002. The liability is included in "Miscellaneous liabilities".

Front-end fee income on guarantees received is deferred and amortized over the period of the guarantee contract and the unamortized balance of deferred front-end fee of guarantee is included in "Miscellaneous liabilities."

Equity Investments

Investments in equity securities which are considered as "Available for Sale" are reported at estimated fair value. Investments in equity securities without readily determinable fair values are reported at cost less impairment.

ADB applies equity method of accounting to investments where the ADB has the ability to exercise significant influence, limited partnership (LLPs) with larger than 3% ownership, and to certain limited liability companies (LLCs) that maintain a specific ownership account for each investor.

Equity investments with poor credit ratings are assessed for impairment at each quarter. When an impairment is identified and is deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis of the equity investments. Impairment losses are not reversed for subsequent recoveries in the value of the equity investments, until it is sold.

Equity investments with readily determinable fair values are reported at fair value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

Property, Furniture, and Equipment

Property, furniture, and equipment are stated at cost and, except for land, depreciated over estimated useful lives on a straight-line basis. Maintenance, repairs, and minor betterments are charged to expense.

Accounting Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the year and the reported amounts of revenues and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In March 2004, the Emerging Issues Task Force (EITF) issued EITF 03-16 which requires that investments in limited liability companies (LLC) that have characteristics of partnership to be accounted using equity method. This became effective for ADB in 2005.

In May 2005, FASB issued FAS No. 154, *Accounting Changes and Error Corrections.* This statement is effective for accounting changes and corrections of errors made in the calendar years beginning after 15 December 2005. As this standard requires that, in the absence of specific transitional provisions applying to a change in accounting policy (including adoption of a new standard), any such change should be applied retroactively, it will affect ADB's application and presentation of accounting change in its financial reporting in future fiscal years.

In November 2005, FASB issued an FASB Staff Position (FSP) FAS 115-1/124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.* This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The statement is effective for reporting periods beginning after 15 December 2005 and will affect ADB's financial reporting in future fiscal years.

In January 2003, FASB issued FASB Interpretation No. 46 (FIN 46). During December 2003, FASB replaced FIN 46 with FASB Interpretation No. 46, Consolidation of Variable Interest Entities – an interpretation of ARB No. 51 (FIN 46R). Fin 46 and FIN 46R (collectively referred to as FIN 46) define certain variable interest entities (VIE) and requires parties to such entities to assess and measure variable interests in the VIE for the purpose of determining possible consolidation of the VIE. Variable interests can arise from equity investments, loans, and guarantees. An entity that will absorb a majority of VIE's expected losses or receive expected residual return is deemed to be the primary beneficiary of the VIE and is subject to consolidation according to the provisions of FIN 46. ADB is required to disclose information about its involvement in VIE where ADB holds significant variable interest.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, ADB considers that its cash and cash equivalents are limited to "DUE FROM BANKS."

Reclassification

Certain reclassifications of prior year's amounts and information have been made to conform to the current year's presentation.

NOTE C—RESTRICTIONS ON USE OF CURRENCIES AND DEMAND OBLIGATIONS OF MEMBERS

In accordance with Article 24, paragraph 2(i) of the Charter, the use by ADB or by any recipient from ADB of certain currencies may be restricted by members to payments for goods or services produced and intended for use in their territories. With respect to the currencies of 42 DMCs for 2005 (39 – 2004), cash in banks (due from banks) and demand obligations totaling $51,124,000 ($50,625,000 – 2004) and $170,856,000 ($173,672,000 - 2004), respectively, may be, but are not currently so restricted.

In accordance with Article 24, paragraphs 2(i) and (ii) of the Charter, one member (one – 2004) has restricted the use by ADB or by any recipient from ADB of its currency to payments for goods or services produced in its territory. As such, cash in banks (due from banks) and investments totaling $19,000 ($1,000 – 2004) and $2,824,000 ($2,789,000 – 2004), respectively, have been restricted. None of the demand obligations held by ADB in 2005 was restricted (nil – 2004).

NOTE D—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999. ADB is restricted by its Investment Authority to invest in government and government-related debt instruments and in time deposits. In the US dollar portfolio only and up to limited amounts, investments may be made in corporate bonds rated A or better, AAA-rated asset-backed securities, and AAA-rated mortgage-backed securities. Securities may be lent, borrowed, and sold short.

In addition, ADB may purchase and sell exchange traded financial futures and option contracts, and enter into currency and interest rate swaps, and forward rate agreements. Exposure to interest rate risk may be adjusted within defined bands to reflect changing market conditions. These adjustments are made through the purchase and sale of securities, and financial futures. Accordingly, financial futures are held for risk management purposes. At 31 December 2005, the notional amount of outstanding purchase and sales futures contracts were $103,750,000 and $27,700,000, respectively, ($110,900,000 and $21,800,000 – 2004).

Included in "Other securities" as of 31 December 2005 were corporate bonds and other obligations of banks amounting to $2,653,610,000 ($2,300,457,000 – 2004) and asset/mortgage-backed securities of $716,429,000 ($664,625,000 - 2004).

The currency compositions of the investment portfolio as of 31 December 2005 and 2004 expressed in United States dollars are as follows:

Currency	2005	2004
Australian dollar	$ 351,594,000	$ 352,369,000
Canadian dollar	232,121,000	216,094,000
Euro	656,701,000	636,785,000
Japanese yen	2,765,649,000	3,066,061,000
Pound sterling	254,016,000	220,103,000
Swiss franc	224,222,000	249,739,000
United States dollar	6,071,043,000	5,460,428,000
Others	557,411,000	488,516,000
Total	$ 11,112,757,000	$10,690,095,000

The estimated fair value and amortized cost of the investments by contractual maturity at 31 December 2005 are as follows:

	Estimated Fair Value	Amortized Cost
Due in one year or less	$ 4,930,902,000	$ 4,933,838,000
Due after one year through five years	3,987,196,000	4,006,123,000
Due after five years through ten years	2,194,659,000	2,216,830,000
Total	$11,112,757,000	$11,156,791,000

Additional information relating to investments in government and government-guaranteed obligations and other securities is as follows:

	2005	2004
As of 31 December		
Amortized cost	$ 7,448,978,000	$ 7,858,833,000
Estimated fair value	7,404,944,000	7,847,964,000
Gross unrealized gains	13,214,000	29,802,000
Gross unrealized losses	(57,248,000)	(40,671,000)
For the years ended 31 December:		
Change in net unrealized losses from prior year	(33,165,000)	(46,687,000)
Proceeds from sales	11,265,412,000	8,686,523,000
Gross gain on sales	18,941,000	54,363,000
Gross loss on sales	(21,025,000)	(21,167,000)

As of 31 December 2005, gross unrealized losses amounted to $57,248,000 ($40,671,000 – 2004) from government and government-guaranteed obligations, corporate bonds and mortgage/asset-backed securities, resulting from the market movement. There were 17 government and government obligations (four – 2004), 52 corporate obligations (two – 2004), 78 mortgage/asset-backed security positions (23 – 2004) that sustained unrealized losses for over one year, representing 12.05% (4.33% - 2004) of the investments. Comparative details for 2005 and 2004 are as follows:

For the year 2005	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government and government-guaranteed obligations	$1,734,260,000	$ 7,963,000	$ 618,592,000	$21,432,000	$2,352,852,000	$29,395,000
Corporate bonds	740,136,000	5,682,000	632,562,000	14,663,000	1,372,698,000	20,345,000
Mortgage/Asset-backed securities	390,275,000	5,287,000	88,117,000	2,221,000	478,392,000	7,508,000
Total	$2,864,671,000	$18,932,000	$1,339,271,000	$38,316,000	$4,203,942,000	$57,248,000

For the year 2004	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government and government-guaranteed obligations	$ 943,767,000	$15,177,000	$423,984,000	$14,511,000	$1,367,751,000	$29,688,000
Corporate bonds	850,070,000	7,864,000	6,749,000	153,000	856,819,000	8,017,000
Mortgage/Asset-backed securities	233,935,000	2,215,000	31,746,000	751,000	265,681,000	2,966,000
Total	$2,027,772,000	$25,256,000	$462,479,000	$15,415,000	$2,490,251,000	$40,671,000

Asset/Mortgage-backed Securities: Asset/Mortgage-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets or mortgage loans managed by a trust.

Exchange Traded Futures: Futures are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Initial margin requirements are met with cash or securities, and changes in the market prices are generally settled daily in cash. ADB generally closes out open positions prior to maturity. Therefore, cash receipts or payments are limited to the change in market value of the future contracts.

NOTE E—LOANS

Loans

ADB does not currently sell its loans, nor does it believe there is a comparable market for its loans. The estimated fair value of all loans is based on the estimated cash flows from principal repayments, interest and other

charges discounted at the applicable market yield curves for ADB's borrowing cost plus lending spread. The estimated fair value of public sector loans is not generally affected by credit risks based on ADB's experience with its borrowers. Provision for loan losses is made against impaired public sector and private sector loans.

The carrying amount and estimated fair value of loans outstanding at 31 December 2005 and 2004 are as follows:

	2005		2004	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Fixed rate multicurrency loans	$ 148,881,000	$ 177,136,000	$ 228,457,000	$ 280,769,000
Pool-based single currency (JPY) loans*	3,893,573,000	4,420,741,000	4,994,867,000	5,703,209,000
Pool-based single currency (US$) loans	8,930,128,000	9,739,443,000	9,879,842,000	11,095,700,000
LIBOR-based loans	10,370,249,000	10,465,957,000	9,040,796,000	9,091,361,000
Fixed rate loans	27,292,000	31,537,000	33,840,000	41,011,000
Local currency loans	108,666,000	112,357,000	18,795,000	19,803,000
Total	$23,478,789,000	$24,947,171,000	$24,196,597,000	$26,231,853,000

* Transformed from pool-based multicurrency loans effective 1 January 2004.

Prior to 1 July 1986, the lending rate of ADB was based on a multicurrency fixed lending rate system under which loans carried interest rates fixed at the time of loan approval for the entire life of the loans. Effective 1 July 1986, ADB adopted a multicurrency pool-based variable lending rate system. In addition, in July 1992, ADB introduced a United States dollar pool-based variable lending rate system, and in November 1994, a market-based lending rate system was made available to financial intermediaries in the public sector and to the private sector borrowers.

Commencing 1 July 2001, ADB offered LIBOR-based loans (LBLs) in the following currencies – Euro, Japanese yen, and United States dollar. The new LBL lending facility offers borrowers the flexibility of (i) choice of currency and interest rate basis; (ii) options to link repayment schedules to actual disbursements for financial intermediary borrowers; (iii) change the original loan terms (currency and interest rate basis) at any time during the life of the loan; and (iv) options to cap or collar the floating lending rate at any time during the life of the loan. LBL terms are available for all loans for which the invitation to negotiate is issued on or after 1 July 2001. With the introduction of LBLs, all other loan windows are no longer offered to borrowers. In November 2002, ADB offered local currency loans (LCLs) to private sector borrowers. In August 2005, ADB also offered LCLs to public sector borrowers.

In November 2003, ADB offered borrowers to transform their outstanding pool-based multicurrency loans of $6.5 billion to pool-based single currency loans in Japanese yen. The transformation facilitates borrower's administration for loan service payments and loan accounting. The transformation became effective on 1 January 2004.

In 2005, ADB received prepayments for 12 loans amounting to $597,423,000 ($2,790,488,000 – 2004) and collected prepayment premiums of $16,457,000 ($59,427,000 – 2004) which have been included in "Other income from loans." Ninety-five percent of the prepaid amounts were pool-based single currency US dollar loans in 2005 compared to 51% for pool-based single currency US dollar and 42% for Japanese yen loans, in 2004.

Since 1988, ADB has charged front-end fees for private sector loans. Effective 1 January 2000, ADB levies front-end fee of 1% for public sector loans for which the loan negotiations are completed after that date. In addition, a flat commitment fee of 0.75% is charged for new program loans and the progressive commitment fee of 0.75% is maintained for project loans. Effective 1 January 2000, the lending spread applied to all outstanding pool-based OCR public sector loans and new public sector market-based loans was increased from 0.4% to 0.6%.

Waivers of Lending Spread and Front-End Fee

In 2004, the Board of Governors approved the waiver of the entire 1% front-end fee on all new public sector loans approved during 1 January 2004 to 30 June 2005 (waiver of 50 basis points on public sector loans approved in 2003) and waiver of 20 basis points of the lending spread on public sector loans outstanding from 1 July 2004 – 30 June 2005 for borrowers that do not have loans in arrears. In 2005, the policy was extended to cover the period up to June 2006.

The front-end fees received for the year ended 31 December 2005 were $11,714,000 ($23,734,000 – 2004). Administrative expenses relating to direct loan origination of $24,481,000 for the year ended 31 December 2005 ($22,421,000 – 2004) were deferred and offset against front-end fees earned. The excess, if any, is amortized over the life of each loan.

Undisbursed loan commitments and an analysis of loans by borrowing member countries as of 31 December 2005 are shown in OCR-5. The carrying amounts of loan outstanding by loan products at 31 December 2005 and 2004 are as follows:

	2005	2004
Public Sector		
Fixed rate multicurrency loans	$ 148,881,000	$ 228,457,000
Pool-based single currency (JPY) loans*	3,889,612,000	4,988,817,000
Pool-based single currency (US$) loans	8,933,196,000	9,882,950,000
LIBOR-based loans	9,960,837,000	8,717,307,000
	22,932,526,000	23,817,531,000
Less: Provision for loan losses	(2,300,000)	(2,300,000)
Unamortized front-end fee	(9,255,000)	(27,106,000)
	(11,555,000)	(29,406,000)
Sub-total	22,920,971,000	23,788,125,000
Private Sector		
Pool-based single currency (JPY) loans*	5,282,000	8,067,000
Fixed rate loans	51,150,000	58,334,000
LIBOR-based loans	469,539,000	404,482,000
Local currency loans	110,833,000	20,836,000
	636,804,000	491,719,000
Less: Provision for loan losses	(77,164,000)	(82,004,000)
Unamortized front-end fee	(1,822,000)	(1,243,000)
	(78,986,000)	(83,247,000)
Sub-total	557,818,000	408,472,000
Total	$23,478,789,000	$24,196,597,000

*Transformed from pool-based multicurrency loans effective 1 January 2004.

Loans in Nonaccrual Status

One public sector loan to Nauru remained in nonaccrual status as of 31 December 2005 (one to Nauru - 2004). The principal outstanding for this loan as of 31 December 2005 was $2,300,000 ($2,300,000 – 2004) of which $596,000 ($462,000 – 2004) was overdue. The loan in nonaccrual status resulted in $144,000 ($144,000 - 2004) not being recognized as income from public sector loans for the year ended 31 December 2005. The accumulated interest and other charges on this loan that were not recognized as income as of 31 December 2005 would have totaled $846,000 ($702,000 - 2004).

Ten private sector loans were in nonaccrual status as of 31 December 2005 (eleven – 2004). The principal outstanding at that date was $49,162,000 ($50,426,000 – 2004) of which $40,585,000 ($38,735,000 – 2004) was overdue. Loans in nonaccrual status resulted in $11,096,000 ($9,582,000 – 2004) not being recognized as income from private sector loans for the year ended 31 December 2005. The accumulated interest and other charges on these loans, net of loan charges of $4,745,000 waived and written off due to restructuring of loans in nonaccrual status of prior year, that were not recognized as income as of 31 December 2005 would have totaled $52,839,000 ($46,488,000 – 2004).

Loan Loss Provision

ADB has not suffered any losses of principal on public sector loans. During the year, no additional loan loss provision ($2,060,000 – 2004) was provided against public sector loans. Loan loss provisions have been made against impaired private sector loans (*see Note M*).

Information pertaining to loans which were subject to loan loss provisions at 31 December 2005 and 2004 is as follows:

	2005	2004
Loans not subject to loss provisions	$23,487,887,000	$24,218,977,000
Loans subject to loss provisions	81,443,000	90,273,000
Total	$23,569,330,000	$24,309,250,000
Average amount of loans subject to loss provisions	$ 88,184,000	$ 94,680,000
Related interest income on such loans recognized in the year	$ 1,209,000	$ 1,585,000
Cash received on related interest income on such loans	$ 1,195,000	$ 1,531,000

The changes in the provision for loan losses during 2005 and 2004 are as follows:

	2005			2004		
	Public Sector	Private Sector	Total	Public Sector	Private Sector	Total
Balance 1 January	$2,300,000	$82,004,000	$84,304,000	$ 240,000	$82,141,000	$82,381,000
Provision(written back) charged during the year	–	(3,477,000)	(3,477,000)	2,060,000	194,000	2,254,000
Provision written off	–	(664,000)	(664,000)	–	(565,000)	(565,000)
Translation adjustment	–	(699,000)	(699,000)	–	234,000	234,000
Balance 31 December	$2,300,000	$77,164,000	$79,464,000	$2,300,000	$82,004,000	$84,304,000

Cofinancing

ADB functions as lead lender in cofinancing arrangements with other participating financial institutions who also provide funds to ADB's public and private sector borrowers. In such capacity, ADB provides loan administration services, which include loan disbursements and loan collections. The participating financial institutions have no recourse to ADB for their outstanding loan balances.

Loans administered by ADB on behalf of participating institutions as at 31 December 2005 and 2004 are as follows:

	2005	
	Amount	No.of Loans
Public sector loans	$802,678,000	40
Private sector loans	107,609,000	10
Total	$910,287,000	50

	2004	
	Amount	No.of Loans
Public sector loans	$815,777,000	39
Private sector loans	121,480,000	10
Total	$937,257,000	49

During the year ended 31 December 2005, a total of $965,000 ($735,000 - 2004) was received as compensation for arranging and administering such loans. This amount has been included in "Income from other sources."

NOTE F—GUARANTEES

ADB extends guarantees to public sector and private sector borrowers. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all public sector guarantees, guarantees for private sector projects may be provided with or without a host government counterguarantee. A counterguarantee takes the form of a member government agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the government, on demand, or as ADB may otherwise direct.

Guaranteed payments under partial credit guarantees are generally due 10 or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

The committed and outstanding amount of these guarantee obligations as of 31 December 2005 and 31 December 2004 covered:

CONTINUED

	2005		2004	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
with counterguarantee	$1,024,030,000	$1,006,123,000	$1,156,735,000	$1,153,593,000
without counterguarantee	5,502,000	5,219,000	-	-
	$1,029,532,000	$1,011,342,000	$1,156,735,000	$1,153,593,000
Political Risk Guarantees				
with counterguarantee	145,558,000	113,237,000	253,167,000	100,508,000
without counterguarantee	100,858,000	66,098,000	102,233,000	52,252,000
	246,416,000	179,335,000	355,400,000	152,760,000
Others	950,000	950,000	-	-
Total	$1,276,898,000	$1,191,627,000	$1,512,135,000	$1,306,353,000

None of these amounts were subject to call as of 31 December 2005 (nil – 31 December 2004). The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion. ADB estimates that the present value of guarantees outstanding at 31 December 2005 was $754,542,000 ($715,733,000 – 2004).

As of 31 December 2005, a total liability of $15,839,000 ($10,842,000 – 2004) relating to stand-by ready obligation for one partial credit risk guarantee (nil – 2004) and three political risk guarantees (two -2004) has been included in "Miscellaneous liabilities" on the balance sheet.

NOTE G—EQUITY INVESTMENTS

ADB's investments in equity securities issued by private enterprises located in DMCs include $87,427,000 investments in limited partnership and limited liability companies which are accounted for on the equity method ($20,016,000 in limited partnership and $7,472,000 in Asian Finance and Investment Corporation Ltd. (AFIC) – 2004). In June 2005, ADB divested its holdings in AFIC.

Accumulated net unrealized gains on equity investments reported at market value were $110,331,000 at 31 December 2005 ($28,946,000 – 2004) and were reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

As of 31 December 2005, there were eight equity investments (eight – 2004) with total fair value of $1,786,000 ($1,504,000 – 2004) that sustained unrealized losses for over one year amounting to $309,000 ($488,000 - 2004).

Approved equity investment facility that has not been disbursed was $309,528,000 at 31 December 2005 ($279,815,000 – 2004).

NOTE H—DERIVATIVE INSTRUMENTS

The fair value of outstanding currency swap agreements and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on observable market data.

Interest rate swaps: Under a typical interest rate swap agreement, one party agrees to make periodic payments based on a notional principal amount and an interest rate that is fixed at the outset of the agreement. The counterparty agrees to make floating rate payments based on the same notional principal amount. The terms of ADB's interest rate swap agreements usually match the terms of particular borrowings.

Currency swaps: Under a typical currency swap agreement, one party agrees to make periodic payments

in one currency while the counterparty agrees to make periodic payments in another currency. The payments may be fixed at the outset of the agreement or vary based on interest rates. A receivable is created for the currency swapped out, and a payable is created for the currency swapped in. The terms of ADB's currency swap agreements usually match the terms of particular borrowings.

Included in Receivable/Payable from Swaps-Others are interest rate and currency swaps that ADB has entered for the purpose of hedging specific investments and loans.

ADB entered into investments related swap transactions with total notional amount of $2,087,111,000 as of 31 December 2005 ($2,125,611,000 - 2004).

ADB entered into currency and interest rate swaps, amounting to $10,804,000 and $17,284,000 as at 31 December 2005, respectively ($5,342,000 and $12,525,000 - 2004 respectively) to better align the composition of outstanding loans with funding sources and assist borrower's financial management.

NOTE I—PROPERTY, FURNITURE, AND EQUIPMENT

In 1991, under the terms of an agreement with the Philippines (Government), ADB returned the former headquarters premises, which had been provided by the Government. In accordance with the agreement as supplemented by a memorandum of understanding, ADB was compensated $22,657,000 for the return of these premises. The compensation is in lieu of being provided premises under the agreement and accordingly, is deferred and amortized over the estimated life of the new headquarters building as a reduction of occupancy expense. The amortization for the year ended 31 December 2005 amounted to $337,000 ($331,000 - 2004) reducing depreciation expense for the new headquarters building from $4,471,000 ($4,471,000 - 2004) to $4,134,000 ($4,140,000 - 2004). At 31 December 2005, the unamortized deferred compensation balance (included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES - Miscellaneous") was $8,639,000 ($8,639,000 - 2004). At 31 December 2005 accumulated depreciation for property, furniture, and equipment was $124,312,000 ($112,545,000 - 2004).

NOTE J—BORROWINGS

The key objective of ADB's borrowing strategy is to raise funds at the lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used generally to reduce interest rate mismatches arising from lending operations.

ADB issues structured debt, which includes embedded derivatives and simultaneously enters into currency and/or interest rate swaps to fully hedge the effects of such embedded derivatives. Borrowings are reported on the balance sheet at their carrying book value adjusted for any unamortized premium or discounts, and include the fair value of embedded derivatives of $155,177,000 as of 31 December 2005 ($364,972,000 - 2004) that are required to be separately accounted for under FAS 133.

NOTE K—CAPITAL STOCK, CAPITAL TRANSFERRED TO ASIAN DEVELOPMENT FUND, MAINTENANCE OF VALUE OF CURRENCY HOLDINGS, AND MEMBERSHIP

Capital Stock

The authorized capital stock of ADB as of the end of 2005 consists of 3,509,728 shares (3,499,171 - 2004), all of which have been subscribed by members (3,499,171 - 2004). Of the subscribed shares, 3,262,876 (3,253,061 - 2004) are "callable" and 246,852 (246,110 - 2004) are "paid-in." The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its ordinary capital resources (OCR) or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand

CONTINUED

obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. The settlement of such amounts is not determinable and, accordingly, it is not practicable to determine a fair value for these receivables.

As of 31 December 2005, all matured installments amounting to $3,517,201,000 ($3,799,515,000 – 2004) were received except for $38,000 from one country (nil – 2004). Installments not due aggregating $10,980,000 ($9,874,000 – 2004 are receivable as follows:

For the Year ending 31 December:

2006 $5,678,000 2007 $2,651,000 2008 $2,651,000

Capital Transferred to Asian Development Fund

Pursuant to the provisions of Article 19, paragraph 1(i) of the Charter, the Board of Governors has authorized the setting aside of 10% of the unimpaired "paid-in" capital paid by members pursuant to Article 6, paragraph 2(a) of the Charter and of the convertible currency portion paid by members pursuant to Article 6, paragraph 2(b) of the Charter as of 28 April 1973 to be used as a part of the Special Funds of ADB. The resources so set aside amounting to $68,047,000 as of 31 December 2005 ($73,692,000 - 2004) expressed in terms of the SDR on the basis of $1.42927 ($1.54784 - 2004) per SDR ($57,434,000 in terms of $1.20635 per 1966 dollar—*see Note B*), were allocated and transferred to the Asian Development Fund.

Maintenance of Value of Currency Holdings

Prior to 1 April 1978, the effective date of the Second Amendment to the IMF Articles, ADB implemented maintenance of value (MOV) in respect of holdings of member currencies in terms of 1966 dollars, in accordance with the provisions of Article 25 of the Charter and relevant resolutions of the Board of Directors. Since then, settlement of MOV has been put in abeyance.

Inasmuch as the valuation of ADB's capital stock and the basis of determining possible MOV obligations are still under consideration, notional amounts have been calculated provisionally as receivable from or payable to members in order to maintain the value of currency holdings in terms of the SDR. In view thereof, the notional MOV amounts of receivables and payables are offset against one another and shown as net notional amounts to maintain value of currency holdings in the "CAPITAL AND RESERVES" portion of the Balance Sheet. The carrying book value for such receivables and payables approximates its fair value.

The net notional amounts as of 31 December 2005 consisted of (a) the increase of $497,298,000 ($732,935,000 - 2004) in amounts required to maintain the value of currency holdings to the extent of matured and paid capital subscriptions due to the increase in the value of the SDR in relation to the United States dollar during the period from 1 April 1978 to 31 December 2005 and (b) the net decrease of $88,807,000 (increase of $89,991,000 – 2004) in the value of such currency holdings in relation to the United States dollar during the same period. In terms of receivable from and payable to members, they are as follows:

	2005	2004
Notional MOV Receivables	$791,945,000	$912,255,000
Notional MOV Payables	205,840,000	269,311,000
Total	$586,105,000	$642,944,000

Membership

As of 31 December 2005, ADB is owned by 64 member countries, 46 countries from the region and 18 countries from outside the region (*see OCR–7*). During 2005, Armenia has subscribed to 10,557 shares of ADB's capital stock.

NOTE L—RESERVES

Ordinary Reserve and Net Income

Under the provisions of Article 40 of the Charter, the Board of Governors shall determine annually what part of the net income shall be allocated, after making provision for reserves, to surplus and what part, if any, shall be distributed to the members. As of 31 December 2005, of the net income for the year ended 31 December 2004, $37,917,000 was allocated to ordinary reserve (nil – 2004), $40,000,000 to Surplus ($195,472,000 – 2004), and $288,000,000, $40,000,000 and $32,000,000 were

allocated to ATF, ADF and TASF, respectively ($150,000,000 and $50,000,000 to ADF and TASF, respectively – 2004).

The restatement of the capital stock for purposes of these financial statements on the basis of the SDR instead of the 1966 dollar (*see Note B*) resulted in a net credit of $54,061,000 to the Ordinary Reserve during the year ended 31 December 2005 (charge of $27,170,000 – 2004). That credit is the decrease in the value of the matured and paid capital subscriptions caused by the change during the year in the value of the SDR in relation to the United States dollar not allocated to members as notional maintenance of value adjustments in accordance with resolutions of the Board of Directors.

Cumulative Revaluation Adjustments Account

In May 2002, the Board of Governors approved the allocation of net income representing the cumulative net unrealized gains (losses) on derivatives, as required by FAS 133 to a separate category of Reserves - "Cumulative Revaluation Adjustments Account." During the year, the 2004 net unrealized gains on derivatives of $40,963,000 resulted in an increase (decrease of $178,387,000 – 2004) of the balance of the Cumulative Revaluation Adjustments account at 31 December 2005 to $234,833,000($193,870,000 – 2004).

Special Reserve

The Special Reserve includes commissions on loans and guarantee fees on guarantees set aside pursuant to Article 17 of the Charter. Special Reserve assets consist of term deposits and government and government-guaranteed obligations and are included under the heading "INVESTMENTS." For the year ended 31 December 2005, guarantee fees amounting to $4,090,000 ($3,473,000 – 2004) were appropriated to Special Reserve.

Loan Loss Reserve

In 2004, the Board of Directors approved the creation of Loan Loss Reserve through an allocation of $218,800,000 out of prior year net income. The Loan Loss Reserve forms part of Capital and Reserves to be used as a basis for capital adequacy against the estimated expected loss in ADB's public sector loans and guarantees portfolio. In 2005, the estimated loan loss reserve requirement was $167,000,000 resulting to a decrease of $51,800,000. The estimated expected loss is determined using ADB's credit risk model net of loan loss provisions taken up in accordance with generally accepted accounting principles.

Surplus

Surplus represents funds for future use to be determined by the Board of Governors. In the first half of 2005, the Board of Governors approved the initial transfer of $312,000,000 from Surplus to the Asian Tsunami Fund (ATF) to finance the needs of the tsunami-affected developing member countries and allocated $40,000,000 out of 2004 net income to Surplus ($195,472,000 – 2004). In the last quarter of 2005, unutilized ATF fund of $40,000,000 was transferred back to Surplus and $80,000,000 was transferred from Surplus to the Pakistan Earthquake Fund.

Comprehensive Income

Comprehensive income has two major components: net income and other comprehensive income comprising gains and losses affecting equity that, under generally accepted accounting principles, are excluded from net income. Other comprehensive income includes such items as the effects of the implementation of FAS 133, unrealized gains and losses on available-for-sale securities and listed equity investments, currency translation adjustments and minimum pension liability adjustment.

NOTE M—INCOME AND EXPENSES

Total income from loans for the year ended 31 December 2005 was $1,036,329,000 ($1,038,345,000 – 2004). The average yield on the loan portfolio during the year was 4.35% (4.16% – 2004), excluding premium received on prepayment and other loan income. Premium on prepaid loans collected during 2005 amounted to $16,457,000 ($59,427,000 – 2004).

Total income from investments including net realized losses on sales, net unrealized losses on derivatives, and interest earned for securities transferred under securities lending and resale arrangements for the year

ended 31 December 2005 was $371,357,000 ($281,793,000 – 2004). The annualized rate of return on the average investments held during the year, based on the portfolio held at the beginning and end of each month, was 2.96% (2.21% – 2004) excluding unrealized gains and losses on investments and 2.44% (1.81% – 2004) including unrealized gains and losses on investments.

Income from other sources primarily includes dividends received for the year ended 31 December 2005 amounting to $3,409,000 ($10,540,000 – 2004) and share in the net gain of equity investments of $3,497,000 (net loss of $13,185,000 – 2004) accounted for on the equity method.

Total interest expense incurred for the year ended 31 December 2005 amounted to $881,540,000 ($845,304,000 – 2004). Other borrowings and related expenses consist of amortization of borrowings' issuance costs and other expenses of $11,678,000 ($16,353,000 – 2004).

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the year ended 31 December 2004 were apportioned between OCR and the Asian Development Fund in proportion of the relative volume of operational activities of each fund. Of the total administrative expenses of $335,921,000 ($305,893,000 – 2004), $175,751,000 ($165,151,000 – 2004) was accordingly charged to the Asian Development Fund. The balance of administrative expenses after allocation was reduced by the deferral of direct loan origination costs of $24,481,000 ($22,421,000 – 2004) related to new loans for the year ended 31 December 2005 (*see Notes B and E*).

During 2005, the Bank offered an enhanced separation program to eligible staff to resign before their normal retirement date. Administrative expenses for 2005 include the $4,661,000 termination benefits for staff who accepted the program.

Following the approval by the Board of Directors in June 2003 of the resumption of direct net income allocation to TASF to finance technical assistance (TA) operations, no new TA commitments during the year were charged to OCR current income as "TECHNICAL ASSISTANCE TO MEMBER COUNTRIES." Accordingly the write-back in the amount of $3,446,000 for the year represented cancellations of the undisbursed amounts of completed TA projects committed in prior periods ($2,404,000 – 2004).

As of 31 December 2005, the net cumulative amount of TA commitments that had been charged to OCR current income in the prior years amounted to $69,751,000 ($73,197,000 – 31 December 2004) out of which $60,020,000 ($52,391,000 – 2004) had been disbursed.

For the year ended 31 December 2005, write-back of provision for losses of $3,477,000 corresponded to private sector loans. For the year ended 31 December 2004, the provision for losses totaled $2,254,000 which includes $194,000 for private sector loans and $2,060,000 for public sector loans.

Other expenses of $4,248,000 ($3,044,000 – 2004) included non-borrowings related financial expenses such as fees paid to external asset managers and bank charges.

Net unrealized losses on derivatives of $308,743,000 (net unrealized gains of $40,963,000 – 2004) were made up of:

	2005	2004
Unrealized (losses) gains on		
Borrowings related swaps	$ (55,522,000)	$(123,277,000)
Investments related swaps	(3,925,000)	(15,577,000)
Loan related swaps	258,000	(2,012,000)
Embedded derivatives in structured borrowings	(241,700,000)	186,604,000
FX Forward	(3,548,000)	–
Amortization of the FAS 133 transition adjustment	(4,306,000)	(4,775,000)
Total	$(308,743,000)	$ 40,963,000

NOTE N—OTHER ASSETS AND LIABILITIES—MISCELLANEOUS

At 31 December 2005 and 2004, ADB had the following receivables from/payables to special funds and trust funds resulting from administrative arrangements and operating activities.

	2005	2004
Amounts receivable from:		
Asian Development Fund (Note M)	$ 32,064,000	$ 24,994,000
Technical Assistance Special Fund	–	51,000
Japan Special Fund	109,000	50,000
Asian Development Bank Institute Special Fund	177,000	186,000
Staff Retirement Plan	584,000	1,015,000
Agency Trust Funds (net)	–	808,000
Total	$ 32,934,000	$ 27,104,000
Amounts payable to:		
Technical Assistance Special Fund	$ 24,000	$ –
Agency Trust Funds (net)	328,000	–
Total	$ 352,000	$ –

NOTE O—STAFF RETIREMENT PLAN AND POSTRETIREMENT MEDICAL BENEFITS

Staff Retirement Plan

ADB has a contributory defined benefit Staff Retirement Plan (the Plan). Every employee, as defined under the Plan, shall, as a condition of service, become a participant from the first day of service, provided that at such a date, the employee has not reached the normal retirement age of 60. The Plan applies also to members of the Board of Directors who elect to join the Plan. Retirement benefits are based on length of service and highest average remuneration during two years of eligible service. The Plan assets are segregated and are not included in the accompanying Balance Sheet. The costs of administering the Plan are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the Plan.

Participants are required to contribute 9 1/3% of their salary to the Plan and may also make additional voluntary contributions. ADB's contribution is determined at a rate sufficient to cover that part of the costs of the Plan not covered by the participants' contributions.

Expected Contributions

The expected amount of contributions to the Plan for 2006 amounts to $66,287,000 ($64,020,000 – 2004) representing ADB's contributions of $20,627,000 ($19,734,000 – 2004), based on budgeted contribution rate of 16% (16% – 2004), participants' mandatory contributions of $12,025,000 ($11,507,000 – 2004) and discretionary contributions of $33,635,000 ($32,779,000 – 2004).

Investment Strategy

Contributions in excess of current benefits payments are invested in international financial markets and in a variety of investment vehicles. The Plan employs six external asset managers and one global custodian who function within the guidelines established by the Plan's Investment Committee. The investment of these assets, over the long term, is expected to produce higher returns than short-term investments. The investment policy incorporates the Plan's package of desired investment return, and tolerance for risk, taking into account the nature and duration of the Plan's liabilities. The Plan's assets are diversified among different markets and different asset classes. The use of derivatives for speculation, leverage or taking risks is prohibited. Selected derivatives are used for hedging and transactional efficiency purposes.

The Plan's investment policy is periodically reviewed and revised to reflect the best interest of the Plan's participants and beneficiaries. The current policy, adopted in January 2003, specifies an asset-mix structure of 70% of assets in equities and 30% in fixed income securities. At present, investments of the Plan's assets are divided into three categories: US equity, Non-US equity, and US fixed income.

As of 31 December 2005 and 2004, the breakdown of the fair value of plan assets held is as follows:

	2005	
	Amount	Percentage
Equity Securities		
US	$ 471,767,000	
Non-US	300,554,000	
	772,321,000	71.4%
Fixed Income Securities	299,334,000	27.7
Other Assets(Liabilities)–net	9,478,000	0.9
Total	$1,081,133,000	100.0%

	2004	
	Amount	Percentage
Equity Securities		
US	$ 441,188,000	
Non-US	247,264,000	
	688,452,000	70.1%
Fixed Income Securities	236,099,000	24.1
Other Assets(Liabilities)–net	56,733,000	5.8
Total	$ 981,284,000	100.0%

All investments excluding time deposits are valued using market prices. Time deposits are reported at cost. Fixed income securities include US government and government guaranteed obligations, corporate bonds and time deposits. Other assets include forward exchange contracts in various foreign currencies transacted to hedge currency exposure in the investment portfolio, which are reported at fair value.

For the year ended 31 December 2005 the net return on the Plan assets was 8.0% (11.1% – 2004). ADB expects the long-term rate of return on the assets to be 8%.

Assumptions

The assumed overall rate of return takes into account long-term return expectations of the underlying asset classes within the investment portfolio mix, and the expected duration of the Plan's liabilities. Return expectations are forward looking and, in general, not much weight is given to short-term experience. Unless there is a drastic change in investment policy or market environment, the assumed investment return of 8% on the Plan's assets is expected to remain broadly the same, year to year.

Postretirement Medical Benefits Plan

In 1993, ADB adopted a cost-sharing plan for retirees' medical insurance premiums. Under the plan, ADB is obligated to pay 75% of the Group Medical Insurance Plan premiums for retirees, including retired members of the Board of Directors, and their eligible dependents who elected to participate. The cost-sharing plan is currently unfunded.

Generally accepted accounting principles require an actuarially determined assessment of the periodic cost of postretirement medical benefits.

The following table sets forth the pension and postretirement medical benefits at 31 December 2005 and 2004:

	Pension Benefits		Postretirement Medical Benefits	
	2005	2004	2005	2004
Change in benefit obligation:				
Benefit obligation at beginning of year	$1,111,357,000	$ 975,471,000	$ 173,874,000	$ 149,181,000
Service cost	35,993,000	32,952,000	8,112,000	6,930,000
Interest cost	68,057,000	62,290,000	10,823,000	9,672,000
Participants' contributions	43,495,000	40,732,000	–	–
Actuarial loss	12,203,000	37,256,000	(43,783,000)	10,191,000
Amendments	–	–	80,480,000	–
Benefits paid	(44,652,000)	(37,344,000)	(2,168,000)	(2,100,000)
Benefit obligation at end of year	$1,226,453,000	$1,111,357,000	$ 227,338,000	$ 173,874,000
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 981,284,000	$ 858,593,000	$ –	$ –
Actual return on plan assets	81,916,000	102,393,000	–	–
Employer's contribution	19,090,000	16,910,000	2,168,000	2,100,000
Plan participants' contributions	43,495,000	40,732,000	–	–
Benefits paid	(44,652,000)	(37,344,000)	(2,168,000)	(2,100,000)
Fair value of plan assets at end of year	$1,081,133,000	$ 981,284,000	$ –	$ –
Funded status	$ (145,320,000)	$ (130,073,000)	$(227,338,000)	$(173,874,000)
Unrecognized actuarial loss	97,825,000	92,302,000	130,580,000	53,588,000
Unrecognized prior service cost	24,121,000	28,359,000	(45,940,000)	(2,542,000)
Unrecognized transition obligation	–	–	–	479,000
Net amount recognized	$ (23,374,000)	$ (9,412,000)	$(142,698,000)	$(122,349,000)
Amounts recognized in the Balance sheet consist of:				
Accrued benefit liability	$ (52,426,000)	$ (48,197,000)	$(142,698,000)	$(122,349,000)
Intangible asset	24,121,000	28,359,000	N/A	N/A
Accumulated other comprehensive income	4,931,000	10,426,000	N/A	N/A
Net amount recognized	$ (23,374,000)	$ (9,412,000)	$(142,698,000)	$(122,349,000)
Weighted-average assumptions as of 31 December				
Discount rate	5.75%	6.00%	5.75%	6.00%
Expected return on plan assets	8.00%	8.00%	N/A	N/A
Rate of compensation increase varies with age and averages	4.75%	5.00%	4.75%	5.00%

For measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for the valuation as at 31 December 2005. The rate was assumed to decrease gradually to 5.0% for 2010 and remain at that level thereafter.

	Pension Benefits		Postretirement Medical Benefits	
	2005	2004	2005	2004
Components of net periodic benefit cost:				
Service cost	$ 35,993,000	$ 32,952,000	$ 8,112,000	$ 6,930,000
Interest cost	68,057,000	62,290,000	10,823,000	9,672,000
Expected return on plan assets	(75,822,000)	(71,317,000)	–	–
Amortization of prior service cost	4,238,000	4,238,000	(385,000)	(385,000)
Amortization of transition obligation	–	(7,000)	479,000	2,409,000
Recognized actuarial (gain) loss	586,000	(73,000)	3,488,000	3,266,000
Net periodic benefit cost	$ 33,052,000	$ 28,083,000	$22,517,000	$21,892,000

The accumulated benefit obligation of the pension plan as of 31 December 2005 was $1,133,559,000 ($1,029,412,000 – 2004).

A one-percentage-point change in assumed health care trend rates would have the following effects:

	1- Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total service and interest cost components	$ 4,802,000	$ (3,647,000)
Effect on postretirement benefit obligation	46,241,000	(36,257,000)

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at 31 December 2005:

	Pension Benefits	Postretirement Medical Benefits
2006	$ 48,163,000	$ 4,213,000
2007	52,207,000	4,995,000
2008	56,402,000	5,842,000
2009	59,367,000	6,729,000
2010	61,517,000	7,610,000
2011-2015	364,097,000	51,262,000

NOTE P—FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of ADB's significant financial instruments as of 31 December 2005 and 2004 are summarized on the next page.

Additional fair value information, including methods used to estimate certain values, is included in the notes referenced in the table.

Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The carrying amount of time deposits is a reasonable estimate of fair value.

If available, quoted market values are used to determine fair values. Financial instruments for which market quotations are not readily available are valued using valuation models. The basis of valuation is the present value of expected cash flows based on observable market data.

NOTE Q—CREDIT RISK

ADB is exposed to risk if the borrowers fall in arrears on payments. ADB manages country risk for lending operations through continuous monitoring of creditworthiness of the borrowers and rigorous capital adequacy framework. Guarantees involve elements of credit risk which are also not reflected on the balance sheet. Cre-

CONTINUED

	2005		2004	
	Carrying Amount[a]	Estimated Fair Value	Carrying Amount[a]	Estimated Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 81,662,000	$ 81,662,000	$ 76,405,000	$ 76,405,000
Investments (Note D)	11,112,757,000	11,112,757,000	10,690,095,000	10,690,095,000
Securities transferred under securities lending arrangement	2,770,965,000	2,770,965,000	2,040,302,000	2,040,302,000
Securities purchased under resale arrangement	1,118,748,000	1,118,748,000	1,330,948,000	1,330,948,000
Loans outstanding (Note E)	23,478,789,000	24,947,171,000	24,196,597,000	26,231,853,000
Equity investments (Note G)	404,975,000	404,975,000	257,437,000	257,437,000
Other assets				
Nonnegotiable, noninterest-bearing demand obligations	172,966,000	100,974,000	207,181,000	134,641,000
Receivable from swaps - others (Note H)	1,582,337,000	1,582,337,000	1,567,602,000	1,567,602,000
Receivable from swaps - borrowings (Note H)	9,733,958,000	9,733,958,000	9,583,846,000	9,583,846,000
Future guarantee receivable	15,839,000	15,839,000	10,842,000	10,842,000
LIABILITIES:				
Borrowings (Note J)	24,660,637,000	24,960,951,000	24,186,126,000	25,238,996,000
Other liabilities				
Payable for swaps - others (Note H)	1,586,604,000	1,586,604,000	1,809,722,000	1,809,722,000
Payable for swaps - borrowings (Note H)	9,354,776,000	9,354,776,000	8,841,324,000	8,841,324,000
Guarantee liability	15,839,000	15,839,000	10,842,000	10,842,000
	2005		2004	
	Outstanding Amount	Present Value	Outstanding Amount	Present Value
Off-balance sheet financial instruments:				
Guarantees (Note F)	$ 1,107,048,000	$ 691,908,000	$ 1,254,101,000	$ 679,908,000

[a] The carrying amount for borrowings and swaps are inclusive of accrued interest.

dit risk represents the potential loss due to possible nonperformance by obligors and counterparties under the terms of the contract.

As of 31 December 2005, ADB has a significant concentration of credit risk to Asian and the Pacific region associated with loan and guarantee products with credit exposure determined based on fair value of loans and outstanding guarantees amounting to $26,138,798,000 ($27,538,206,000 – 2004).

ADB undertakes derivative transactions with its eligible counterparties and transacts in various financial instruments as part of liquidity and asset/liability management purposes that may involve credit risks. For all securities, ADB manages credit risks by following the guidelines set forth in the Investment Authority. (*See Note D.*)

ADB has a potential risk of loss if the swap counterparty fails to perform its obligations. In order to reduce such credit risk, ADB only enters into long-term swap transactions with counterparties eligible under ADB's swap guidelines which include a requirement that the counterparties have a credit rating of A-/A3 or higher and requires certain counterparties with executed Credit Support Annex, to provide collateral in form of cash or other approved liquid securities based on mark-to-market exposure.

As of 31 December 2005, ADB had received collateral of $213,954,000 ($219,421,000 – 2004) in connection with the swap agreements. ADB has also entered into master swap agreements which contain legally enforceable close-out netting provisions for all counterparties with outstanding swap transactions.

NOTE R—SPECIAL AND TRUST FUNDS

ADB's operations include special operations, which are financed from special fund resources, consisting of the Asian Development Fund, the Technical Assistance Special Fund, Japan Special Fund, the Asian Development Bank Institute Special Fund, the Asian Tsunami Fund and the Pakistan Earthquake Fund.

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The Board of Governors may approve allocation of the net income of OCR to special funds, based on the funding and operational requirements for the funds. The administrative and operational expenses pertaining to the OCR and special funds are charged to the respective special funds. The administrative expenses of ADB are allocated amongst OCR and special funds and are settled on a regular basis between the OCR and the special funds.

In addition, ADB, alone or jointly with donors, administers on behalf of the donors, including members of ADB, their agencies and other development institutions, projects/programs supplementing ADB's operations. Such projects/programs are funded with external funds administered by ADB and with external funds not under ADB's administration. ADB charges administrative fees for external funds administered by ADB. The funds are restricted for specific uses including technical assistance to borrowers and technical assistance for regional programs. The responsibilities of ADB under these arrangements range from project processing to project implementation including the facilitation of procurement of goods and services. These funds are held in trust with ADB and are held in a separate investment portfolio which is not commingled with ADB's funds, nor are they included in the assets of ADB.

Special funds and funds administered by ADB on behalf of the donors are not included in the assets of OCR. The breakdown of the total of such funds together with the funds of the special operations as of 31 December 2005 and 2004 is as follows:

	2005		2004	
	Total Net Assets	No.of Funds	Total Net Assets	No.of Funds
Special Funds				
Asian Development Fund	$27,605,408,000	1	$29,571,195,000	1
Technical Assistance Special Fund	215,467,000	1	99,185,000	1
Japan Special Fund	177,661,000	1	178,116,000	1
Asian Development Bank Institute Special Fund	16,839,000	1	16,845,000	1
Asian Tsunami Fund	6,344,000	1	–	–
Pakistan Earthquake Fund	85,497,000	1	–	–
Subtotal	28,107,216,000	6	29,865,341,000	4
Trust Funds				
Funds administered by ADB	949,947,000	48	940,601,000	40
Funds not administered by ADB	8,684,000	2	9,472,000	2
Subtotal	958,631,000	50	950,073,000	42
Total	$29,065,847,000	56	$30,815,414,000	46

During the year ended 31 December 2005, a total of $2,297,000 ($1,303,000 – 2004) was recorded as compensation for administering projects/programs under Trust Funds. The amount has been included in "Income from other sources."

NOTE S—VARIABLE INTEREST ENTITIES

As of 31 December 2005, ADB did not identify any VIE in which ADB is the primary beneficiary, requiring consolidation in OCR financial statements. ADB may hold significant variable interests in VIE, which requires disclosures.

FIN 46 does not require application of VIE created before 31 December 2003, if after making exhaustive effort, it is unable to obtain the information necessary to (i) determine whether the entity is a VIE; (ii) determine whether the entity is variable interest entity's primary beneficiary, or (iii) perform accounting required to consolidate the variable interest entity for which it is determined to be the primary beneficiary. As of 31 December 2005, this applied to 14 private sector enterprises where, ADB issues loans and guarantees to. ADB's maximum exposure to losses as a result of its involvement was $312.3 million and recognized $19.1 million income.

In addition, the review of ADB's loan, equity investments, and guarantee portfolio, has identified 4 investments in VIEs in which ADB is not the primary beneficiary, but in which it is reasonably possible that ADB could be deemed to hold significant variable interest. ADB's total investment in these entities, comprising disbursed and committed but undisbursed balances, corresponded to the maximum exposure to loss totaling $95.2 million as of 31 December 2005. Based on the most recent available information from these VIEs, the assets of these VIEs totaled $347.2 million.



PRICEWATERHOUSECOOPERS

Report of Independent Auditors to the Asian Development Bank

We have audited the accompanying special purpose statements of assets, liabilities and fund balances of the Asian Development Bank—Asian Development Fund as of December 31, 2005 and 2004 and the related special purpose statements of revenues and expenses, cash flows and changes in fund balances for the years then ended. These financial statements are the responsibility of the management of the Asian Development Bank. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note B, the Board of Directors approved in May 2001 the adoption of special purpose financial statements for the Asian Development Bank—Asian Development Fund. With the adoption of the special purpose financial statements, loan loss provisioning has been eliminated. The accompanying financial statements are not intended to be a presentation in conformity with accounting principles generally accepted in the United States of America.

In our opinion, the special purpose financial statements referred to above present fairly, in all material respects, the assets, liabilities and fund balances of Asian Development Bank—Asian Development Fund at 31 December 2005 and 2004, and the revenues and expenses and cash flows for the years then ended, on the basis explained in Note B.

Our audits were conducted for the purpose of forming an opinion on the special purpose financial statements taken as a whole. The accompanying special purpose statements of loans as at 31 December 2005 and 2004, and of resources as at 31 December 2005 are presented for purposes of additional analyses and are not required parts of the special purpose financial statements. Such information has been subjected to the auditing procedures applied in the audits of the special purpose financial statements and in our opinion is fairly stated in all material respects in relation to the special purpose financial statements taken as a whole.

This report is intended solely for the information and use of the Board of Governors, Board of Directors, management and members of the Asian Development Bank—Asian Development Fund.



PricewaterhouseCoopers
Certified Public Accountants

Singapore
8 March 2006

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES
31 December 2005 and 2004

Expressed in Thousands of United States Dollars (Note B)

	2005		2004	
ASSETS				
DUE FROM BANKS (Note B)		$ 21,557		$ 8,701
INVESTMENTS (Notes B, C, and L)				
Government and government-guaranteed obligations	$ 956,618		$ 1,599,194	
Time deposits	3,039,051		1,903,259	
Corporate bonds	1,537,511	5,533,180	2,028,398	5,530,851
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Notes B, C, and L)		225,683		198,010
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes B, C, and L)		182,048		60,962
LOANS OUTSTANDING (ADF–5) (Notes B, D, and L)		20,238,051		21,627,140
ACCRUED REVENUE				
On investments	41,492		63,029	
On loans	44,669	86,161	48,858	111,887
DUE FROM CONTRIBUTORS (Notes B, E, and L)		1,737,594		2,323,652
OTHER ASSETS				
Investment related receivables	215		246	
Others	3,950	4,165	2,657	2,903
TOTAL		$28,028,439		$29,864,106
LIABILITIES AND FUND BALANCES				
PAYABLE UNDER SECURITIES LENDING ARRANGEMENT (Notes B and L)		$ 229,134		$ 203,327
PAYABLE TO RELATED FUNDS (Notes F and H)		36,778		24,994
ADVANCE PAYMENTS ON CONTRIBUTIONS (ADF–6) (Note B)		99,040		63,945
UNDISBURSED COMMITMENTS (Notes B, K, and L)		24,000		–
OTHER LIABILITIES (Note G)		34,079		645
TOTAL LIABILITIES		423,031		292,911
FUND BALANCES				
Amounts available for operational commitments (ADF–6)				
Contributed Resources (Notes B and G)	$24,425,701		$26,292,598	
Unamortized Discount (Note B)	(21,234)		–	
	24,404,467		26,292,598	
Set-Aside Resources (Note I)	68,047		73,692	
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund (Note A)	623,283		583,717	
	25,095,797		26,950,007	
Accumulated surplus (ADF–4)	2,342,886		2,132,274	
Accumulated other comprehensive income (ADF–4) (Notes B and J)	166,725	27,605,408	488,914	29,571,195
TOTAL		$28,028,439		$29,864,106

The accompanying notes are an integral part of these special purpose financial statements (ADF–7).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES
For the Years Ended 31 December 2005 and 2004

Expressed in Thousands of United States Dollars (Note B)

	2005		2004	
REVENUE				
From loans (Notes B and D)	$ 202,264		$ 195,451	
From investments (Notes B and C)				
Interest	207,494		170,768	
From other sources—net	310	$410,068	159	$366,378
EXPENSES				
Financial expenses	24		39	
Administrative expenses (Note H)	175,751		165,152	
Grants (Notes B and K)	24,000		–	
Amortization of discounts on contributions (Notes B and G)	611	200,386	–	165,191
NET REALIZED GAINS (LOSSES)		930		(470)
EXCESS OF REVENUE OVER EXPENSES		$210,612		$200,717

The accompanying notes are an integral part of these special purpose financial statements (ADF-7).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

SPECIAL PURPOSE STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2005 and 2004

Expressed in Thousands of United States Dollars (Note B)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest charges on loans received	$ 178,667	$ 176,423
Interest on investments received	209,440	173,383
Interest on resale arrangement received	135	83
Cash received from other sources	310	159
Administrative expenses paid	(168,356)	(168,845)
Grants disbursed	(1,400)	–
Financial expenses paid	(24)	(39)
Net Cash Provided by Operating Activities	218,772	181,164
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	166,824	242,123
Maturities of investments	73,307,627	81,943,860
Purchases of investments	(73,953,089)	(83,059,264)
Net payments for securities under resale arrangement	(131,107)	(56,139)
Principal collected on loans	433,667	390,173
Loans disbursed	(1,227,972)	(1,033,031)
Net Cash Used in Investing Activities	(1,404,050)	(1,572,278)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed [1]	1,163,536	1,206,985
Net cash received from Ordinary Capital Resources	40,000	150,000
Net Cash Provided by Financing Activities	1,203,536	1,356,985
Effect of Exchange Rate Changes on Due from Banks	(5,402)	7,300
Net increase (decrease) in Due from Banks	12,856	(26,829)
Due from Banks at Beginning of Year	8,701	35,530
Due from Banks at End of Year	$ 21,557	$ 8,701
RECONCILIATION OF EXCESS OF REVENUE OVER EXPENSES TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Excess of revenue over expenses (ADF–2)	$ 210,612	$ 200,717
Adjustments to reconcile excess of revenue over expenses to net cash provided by operating activities:		
Capitalized charges on loans	(22,076)	(20,003)
Amortization of discounts/premiums	(17,261)	6,742
Undisbursed grants	24,000	–
Change in accrued revenue on investments and loans	17,821	(3,069)
Change in accrued administrative expenses	7,395	(3,693)
Amortization of discount under ANE	611	–
Advances under TA grants	(1,400)	–
Net (gain) loss on sales of investments	(930)	470
Net Cash Provided by Operating Activities	$ 218,772	$ 181,164

1 Supplementary disclosure on noncash financing activities:
Nonnegotiable, noninterest-bearing demand promissory notes amounting to $801,955 ($1,010,945 - 2004) were received from contributing members.

The accompanying notes are an integral part of these special purpose financial statements (ADF-7).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES
For the Years Ended 31 December 2005 and 2004

Expressed in Thousands of United States Dollars (Note B)

	Contributed Resources	Set-Aside Resources	Transfers from OCR and TASF	Accumulated Surplus	Accumulated Other Comprehensive Income	Total
Balance– 1 January 2004	$24,016,828	$70,746	$433,458	$1,931,557	$ 305,992	$26,758,581
Comprehensive income for the year 2004 (Note J)				200,717	182,922	383,639
Change in amount of contributed resources available for loan commitments	2,275,770					2,275,770
Transfer from ordinary capital resources			150,000			150,000
Change in SDR value of set-aside resources		2,946				2,946
Change in value of transfers from Technical Assistance Special Fund			259			259
Balance– 31 December 2004	$26,292,598	$73,692	$583,717	$2,132,274	$ 488,914	$29,571,195
Comprehensive income for the year 2005 (Note J)				210,612	(322,189)	(111,577)
Change in amounts available for operational commitments						
Contributed Resources	(1,866,897)					(1,866,897)
Unamortized Discount	(21,234)					(21,234)
Transfer from ordinary capital resources			40,000			40,000
Change in SDR value of set-aside resources		(5,645)				(5,645)
Change in value of transfers from Technical Assistance Special Fund			(434)			(434)
Balance– 31 December 2005	$24,404,467	$68,047	$623,283	$2,342,886	$ 166,725	$27,605,408

Accumulated Other Comprehensive Income (Note J)
For the Years Ended 31 December 2005 and 2004

Expressed in Thousands of United States Dollars (Note B)

	Accumulated Translation Adjustments		Unrealized Investment Holding Gains (Losses)		Accumulated Other Comprehensive Income	
	2005	2004	2005	2004	2005	2004
Balance, 1 January	$ 484,739	$ 300,135	$ 4,175	$ 5,857	$ 488,914	$305,992
Other comprehensive income for the year	(314,584)	184,604	(7,605)	(1,682)	(322,189)	182,922
Balance, 31 December	$ 170,155	$484,739	$(3,430)	$ 4,175	$ 166,725	$488,914

The accompanying notes are an integral part of these special purpose financial statements (ADF-7).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

SPECIAL PURPOSE SUMMARY STATEMENT OF LOANS
31 December 2005 and 2004

Expressed in Thousands of United States Dollars (Note B)

Borrowers/Guarantors[1]	Loans Outstanding	Undisbursed Balances of Effective Loans[2]	Loans Not Yet Effective[2]	Total Loans	Percent of Total Loans
Afghanistan	$ 233,044	$ 270,985	$ 133,522	$ 637,551	2.34
Azerbaijan	449	21,492	22,375	44,316	0.16
Bangladesh	4,733,276	1,171,547	65,995	5,970,818	21.89
Bhutan	92,245	34,172	–	126,417	0.46
Cambodia	558,400	262,528	9,666	830,594	3.04
Cook Islands	24,855	1,692	–	26,547	0.10
Indonesia	805,365	415,179	78,643	1,299,187	4.76
Kazakhstan	54,757	422	–	55,179	0.20
Kiribati	12,627	382	–	13,009	0.05
Kyrgyz Republic	456,312	108,607	22,877	587,796	2.15
Lao PDR	836,528	224,956	–	1,061,484	3.89
Maldives	52,619	23,673	5,579	81,871	0.30
Marshall Islands	60,276	7,250	–	67,526	0.25
Micronesia, Fed. States of	37,141	18,607	13,844	69,592	0.25
Mongolia	479,932	117,576	9,886	607,394	2.23
Myanmar	461,263	–	–	461,263	1.69
Nepal	1,233,734	477,993	48,404	1,760,131	6.45
Pakistan	4,645,163	995,920	385,737	6,026,820	22.10
Papua New Guinea	274,942	54,469	–	329,411	1.21
Philippines	844,532	4,812	–	849,344	3.11
Samoa	81,208	17,376	8,083	106,667	0.39
Solomon Islands	48,448	7,539	–	55,987	0.21
Sri Lanka	2,153,417	603,648	68,749	2,825,814	10.36
Tajikistan	97,833	132,351	50,719	280,903	1.03
Thailand	47,830	–	–	47,830	0.18
Tonga	46,216	–	–	46,216	0.17
Tuvalu	4,264	3,645	–	7,909	0.03
Uzbekistan	19,341	–	53,882	73,223	0.27
Vanuatu	49,147	–	–	49,147	0.18
Viet Nam	1,792,887	864,899	215,970	2,873,756	10.54
Regional	–	–	1,476	1,476	0.01
BALANCE – 31 December 2005	$20,238,051	$5,841,720	$1,195,407	$27,275,178	100.00
BALANCE – 31 December 2004	$21,627,140	$6,203,083	$1,350,339	$29,180,562	

1 Loans other than those made directly to a member or to its central bank have been guaranteed by the member with the exception of loans to the private sector amounting to $5,186 ($6,074 - 2004).

2 Loans negotiated before 1 January 1983 were denominated in current United States dollars. Loans negotiated after that date are denominated in Special Drawing Rights (SDR) for the purpose of commitment. The undisbursed portions of such SDR loans are translated into United States dollars at the applicable exchange rates as of the end of a reporting period. Of the undisbursed balances, ADB has entered into irrevocable commitments to disburse various amounts totalling $55,359 ($53,400 - 2004).

The accompanying notes are an integral part of these special purpose financial statements (ADF-7).

MATURITY OF EFFECTIVE LOANS

Twelve Months Ending 31 December	Amount	Five Years Ending 31 December	Amount
2006	$656,088	2015	5,312,279
2007	541,952	2020	5,819,479
2008	628,092	2025	5,272,741
2009	743,243	2030	3,670,754
2010	840,731	2035	2,101,695
		2040	397,215
		2045	95,502
		Total	$26,079,771

SUMMARY OF CURRENCIES RECEIVABLE ON LOANS OUTSTANDING

Currency	2005	2004	Currency	2005	2004
Australian dollar	$ 230,271	$ 313,536	New Zealand dollar	15,516	19,443
Canadian dollar	833,564	866,622	Norwegian krone	223,766	216,761
Danish krone	70,034	82,593	Pound sterling	125,453	185,677
Euro	3,440,043	3,377,058	Singapore dollar	2,258	1,776
Japanese yen	11,406,668	12,744,460	Swedish krona	239,644	97,525
Korean won	89,656	74,093	Swiss franc	317,191	354,169
Malaysian ringgit	6,053	5,574	Thai baht	2,977	2,692
			United States dollar	3,234,957	3,285,161
			Total	$20,238,051	$21,627,140

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

SPECIAL PURPOSE STATEMENT OF RESOURCES
31 December 2005

Expressed in Thousands of United States Dollars (Note B)

	Effective Amounts Committed During 2005	Effective Amounts Committed		Amounts Not Yet Available For Operational Commitments	Amounts Available For Operational Commitments	Amounts Received	Amounts Receivable
		At Exchange Rates Per Resolutions	At 31 December 2005 Exchange Rates				
CONTRIBUTED RESOURCES							
Australia	$ 201,816	$ 1,528,867	$ 1,394,557	$ 151,362	$ 1,243,195	$ 1,243,195	$ –
Austria	26,551	196,897	228,238	27,473	200,765	200,765	–
Belgium	–	159,126	175,736	–	175,736	175,736	–
Canada	172,410	1,565,215	1,699,638	130,426	1,569,212	1,569,212	–
China, People's Republic of	28,004	28,004	28,004	21,003	7,001	7,001	–
Denmark	28,111	208,660	222,538	21,329	201,209	201,209	–
Finland	15,776	130,919	123,559	11,921	111,638	111,638	–
France	–	957,755	1,010,276	–	1,010,276	1,010,276	–
Germany	176,969	1,479,254	1,723,973	180,768	1,543,205	1,543,205	–
Hong Kong	17,909	54,459	54,459	13,432	41,027	41,027	–
Indonesia	–	14,960	14,960	–	14,960	14,960	–
Italy	–	818,732	676,464	–	676,464	676,464	–
Japan	1,009,757	8,602,366	12,096,260	757,318	11,338,942	11,338,942	–
Korea, Rep. of	123,174	264,087	281,332	92,440	188,892	188,892	–
Luxembourg	–	35,000	37,040	–	37,040	37,040	–
Malaysia	4,692	14,667	11,437	3,519	7,918	7,918	–
Nauru	–	1,933	1,933	–	1,933	1,433	500
The Netherlands	88,505	587,468	672,376	66,378	605,998	605,998	–
New Zealand	23,210	112,518	118,307	17,417	100,890	100,890	–
Norway	35,744	200,475	195,179	28,159	167,020	167,020	–
Portugal	–	47,142	60,611	–	60,611	60,611	–
Singapore	3,839	7,734	7,894	2,879	5,015	5,015	–
Spain	61,038	295,384	323,484	47,066	276,418	276,418	–
Sweden	42,095	333,771	273,187	31,907	241,280	241,280	–
Switzerland	37,641	288,698	358,463	28,231	330,232	330,232	–
Taipei,China	17,530	63,475	60,555	13,053	47,502	47,502	–
Thailand	2,723	9,470	7,647	2,042	5,605	5,605	–
Turkey	5,134	110,520	110,520	5,090	105,430	105,430	–
United Kingdom	–	862,613	854,265	–	854,265	854,265	–
United States	–	3,336,928	3,336,928	102,140	3,234,788	3,234,788	–
Totals	2,122,628	22,317,097	26,159,820[1]	1,755,353[2]	24,404,467[3]	24,403,967[4]	500
SET-ASIDE RESOURCES	–	–	68,047	–	68,047	–	–
TRANSFER FROM ORDINARY CAPITAL RESOURCES	40,000	–	620,000	–	620,000	–	–
TRANSFERS FROM TECHNICAL ASSISTANCE SPECIAL FUND[5]	–	–	3,283	–	3,283	–	–
TOTALS	$2,162,628	$22,317,097	$26,851,150	$1,755,353	$25,095,797	$24,403,967	$500

1 Represents amounts committed per Instrument of Contribution including the undiscounted amount of contribution of $21,854 due to accelerated note encashment for ADF IX based on donor's encashment profile.
2 Includes the balance of unamortized discount on contributions of $21,234.
3 Includes amortized discount translated at exchange rates at reporting date of $620.
4 Excludes advance payments received from donors of $99,040, which have not been made available for operational commitments as of 31 December 2005.
5 Includes translation adjustments amounting to $188 as of 31 December 2005.

The accompanying notes are an integral part of these special purpose financial statements (ADF-7).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND

NOTES TO SPECIAL PURPOSE FINANCIAL STATEMENTS

31 December 2005 and 2004

NOTE A—NATURE OF OPERATIONS

The Asian Development Fund (ADF) was established on 28 June 1974 to more effectively carry out the special operations of the Asian Development Bank (ADB) by providing resources on concessional terms which are made available almost exclusively to the least developed borrowing countries.

The resources of ADF have been subsequently augmented by eight replenishments, the most recent of which became effective in April 2005 consisting of $3,302,547,000 in contributions from donors and $3,700,000,000 from internal resources to cover the operational requirements for the four-year period from January 2005. Under the new replenishment, ADB is authorized to provide financing in the form of grants for projects and programs of high developmental priority. During the year, an allocation in the amount of $40,000,000 ($150,000,000 – 2004) was made to ADF from the 2004 net income of ADB's ordinary capital resources (OCR).

In November 2005, to improve ADF currency management practices, the Board of Governors adopted resolution to a full-fledged SDR approach to facilitate resource administration and operational planning to benefit borrowers and to bring the ADF in line with the currency practices of the soft lending facilities of other multilateral development banks. The currency management framework for ADF loans is for implementation beginning 1 January 2006. In this connection, ADB is authorized to convert ADF resources held in various currencies into the currencies which constitute the SDR; to value disbursements, repayments and charges under loans from resources of the Fund in terms of SDR; and to determine in case of withdrawal of a Contributor from ADF or the termination of ADF, the value of Contributors' paid-in contributions and the value of all other resources of the Fund in terms of SDR.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for ADF. Due to the nature and organization of ADF, these financial statements have been prepared for the specific purpose of reflecting the sources and applications of member subscriptions and are presented at US dollar equivalents at reporting date. With the adoption of the special purpose financial statements, loan loss provisioning has been eliminated. With the exceptions of the aforementioned, the ADF financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Functional Currencies and Reporting Currency

The currencies of contributing member countries are functional currencies as these represent the currencies of the primary economic environments in which ADF generates and expends cash. The reporting currency is the United States dollar, and the special purpose financial statements are expressed in thousands of current United States dollars.

Translation of Currencies

Assets, liabilities, amounts available for operational commitments and advance payments on contributions are translated from their functional currencies to the reporting currency at the applicable rates of exchange at the end of the reporting period. Revenue and expense amounts are translated for each semi-monthly period, generally at the applicable rates of exchange at the beginning of each period; such practice approximates the application of average rates in effect during the period. Translation adjustments relating to set-aside resources (*see Note I*) are recorded as notional amounts receivable from or payable to OCR. All other translation adjustments are charged or credited to "Accumulated translation adjustments" and reported in "FUND BALANCES" as part of "Accumulated other comprehensive income."

In October 2005, the Board of Directors approved the adoption of daily exchange rates for accounting and financial reporting purposes effective from 1 January 2006. The use of daily exchange rates will allow transactions denominated in non-US dollar to be translated using exchange rates at time of transactions.

Investments

Investment securities and negotiable certificate of deposits held are classified as "Held-to-Maturity" or "Available for Sale." Investments are classified as "Held-to-Maturity" when ADB has the intent to hold until maturity and are carried at amortized cost. Investments classified as "Available for Sale" are reported at estimated fair value, which represents their fair market value. Unrealized gains and losses are reported in "FUND BALANCES" as part of "Accumulated other comprehensive income." Realized gains and losses are included in revenue from investments and are measured by the difference between amortized cost and the net proceeds of sales. Time deposits are reported at cost.

Interest on investment securities and time deposits are recognized as realized and reported, net of amortizations of premium and discounts.

Securities Transferred Under Securities Lending Arrangement and Securities Purchased Under Resale Arrangement

ADF accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise the transfers are accounted as repurchase/resale agreements and collateralized financing arrangements. Securities transferred under securities lending arrangements are recorded as assets and reported at estimated fair value and the cash collateral received recorded as a liability. Securities received under resale arrangements are neither recorded on ADF's balance sheets nor repledged under securities lending arrangements. ADB monitors the fair value of the securities received under resale arrangements, and if necessary, requires additional collateral.

Loans

Loan interest income is recognized on accrual basis. It is the policy of ADF to place in nonaccrual status loans made to eligible borrowing member countries if the principal or interest with respect to any such loans is overdue by six months. Interest on nonaccruing loans is included in revenue only to the extent that payments have actually been received by ADF. ADB maintains a position of not taking part in debt rescheduling agreements with respect to public sector loans. In the case of private sector loans, ADB may agree to debt rescheduling only after alternative courses of action have been exhausted. When ADB decides that a particular loan is no longer collectible, the entire amount will be expensed during the period.

Contributed Resources

Contributions by member countries are included in the financial statements as amounts committed and are reported in "Contributed Resources" as part of "FUND BALANCES" from the date Instruments of Contribution are deposited and related formalities are completed.

Contributions are generally received or to be received in the currency of the contributor either in cash or notes.

Under ADF IX, contributors have the option to pay their contributions under accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, and the discount is amortized over the standard encashment period of 10 years.

Advanced Payments on Contributions

Payments received in advance or as qualified contributions that cannot be made available for operational commitment are recorded as advance payments and included under Liabilities.

Grants and Undisbursed Commitments

Grants are recognized in the financial statements when the related grant is approved and becomes effective. Undisbursed grant commitments represent effective grants, which have not been disbursed.

Accounting Estimates

The preparation of special purpose financial statements in conformity with generally accepted accounting prin-

ciples requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and fund balances as at the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Special Purpose Statement of Cash Flows

For the purposes of the Special Purpose Statement of Cash Flows, ADF considers that its cash and cash equivalents are limited to "DUE FROM BANKS."

Reclassification

Certain reclassifications of prior year's amounts and information have been made to conform to the current year's presentation.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999. ADB is restricted by its Investment Authority to invest in government and government-related debt instruments and in time deposits. In the US dollar portfolio only and up to limited amounts, investments may be made in corporate bonds rated A or better, AAA-rated asset-backed securities, and AAA-rated mortgage-backed securities. Securities may be lent or borrowed.

The currency compositions of the investment portfolio as of 31 December 2005 and 2004 expressed in United States dollars are as follows:

Currency	2005	2004
Australian dollar	$1,170,029,000	$1,030,790,000
Canadian dollar	947,873,000	732,119,000
Euro	1,726,303,000	2,167,278,000
Pound sterling	928,774,000	974,282,000
United States dollar	496,135,000	183,555,000
Others	264,066,000	442,827,000
Total	$5,533,180,000	$5,530,851,000

The estimated fair value and amortized cost of the investments as of 31 December 2005 are as follows:

	Estimated Fair Value	Amortized Cost
Available-for-Sale Investments		
Due in one year or less	$1,958,801,000	$1,959,698,000
Due in one year through five years	473,002,000	475,335,000
	2,431,803,000	2,435,033,000
Held-to-Maturity Investments		
Due in one year or less	3,041,607,000	3,041,607,000
Due after five years through ten years	59,770,000	59,770,000
	3,101,377,000	3,101,377,000
Total	$5,533,180,000	$5,536,410,000

Additional information relating to investments in government and government-guaranteed obligations and corporate bonds is as follows:

	2005	2004
As of 31 December:		
Amortized cost	$2,497,359,000	$3,623,117,000
Estimated fair value	2,494,129,000	3,627,592,000
Gross unrealized gains	877,000	6,137,000
Gross unrealized losses	(4,107,000)	(1,662,000)
For the years ended 31 December:		
Change in net unrealized losses from prior year	(7,705,000)	(1,382,000)
Proceeds from sales	166,824,000	242,123,000
Gross gain on sales	959,000	327,000
Gross loss on sales	(29,000)	(797,000)

The rate of return on the average investments held during the year, including securities transferred under securities lending arrangement and securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month, was 3.54% (3.43% – 2004) excluding unrealized gains and losses on investment securities, and 3.41% (3.39% – 2004) including unrealized gains and losses on investments.

As of 31 December 2005, gross unrealized losses amounted to $4,107,000 ($1,662,000 – 2004) from

government and government-guaranteed obligations and corporate bonds, resulting from market movements. There are eleven positions in 2005 (ten – 2004) that sustained unrealized losses for over one year, representing only 2.2% (4.2% - 2004) of the investments. Comparative details for 2005 and 2004 are as follows:

	One year or less		Over one year		Total	
For the year 2005	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government and government-guaranteed obligations	$ 810,419,000	$2,634,000	$ 83,426,000	$ 432,000	$ 893,845,000	$3,066,000
Corporate bonds	275,224,000	873,000	38,035,000	168,000	313,259,000	1,041,000
Total	$1,085,643,000	$3,507,000	$121,461,000	$ 600,000	$1,207,104,000	$4,107,000

	One year or less		Over one year		Total	
For the year 2004	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government and government-guaranteed obligations	$ 306,202,000	$ 606,000	$122,088,000	$ 641,000	$ 428,290,000	$1,247,000
Corporate bonds	132,806,000	181,000	111,253,000	234,000	244,059,000	415,000
Total	$ 439,008,000	$ 787,000	$233,341,000	$ 875,000	$ 672,349,000	$1,662,000

NOTE D—LOANS AND LOAN LOSS PROVISION

Loans

Prior to 1 January 1999, loans of ADF were extended to eligible borrowing member countries, which bore a service charge of 1% and required repayment over periods ranging from 35 to 40 years. On 14 December 1998, the Board of Directors approved an amendment to ADF loan terms, as follows: (i) for loans to finance specific projects, the maturity was shortened to 32 years including an 8-year grace period; (ii) for program loans to support sector development, the maturity was shortened to 24 years including an 8-year grace period; and (iii) all new loans bear a 1% interest charge during the grace period, and 1.5% during the amortization period, with equal amortization. The revised ADF lending terms took effect on 1 January 1999 for loans for which formal loan negotiations were completed on or after 1 January 1999. ADF requires borrowers to absorb exchange risks attributable to fluctuations in the value of the currencies disbursed.

ADB believes that there is no comparable market, nor ADB intends to sell its loans. The use of market data to arrive at the loan at fair value will give meaningless results. As such, the fair value of loans is determined using an entry value method. Under this method, fair value is determined based on the terms at which a similar loan would currently be made by ADB to a similar borrower. For such loans, fair value approximates the carrying amount. The estimated fair value of loans is not affected by credit risks because the amount of any such adjustment is not considered to have a material effect based on ADB's experience with its borrowers.

Undisbursed loan commitments and an analysis of loans by country as of 31 December 2005 are shown in ADF-5.

The principal amount outstanding of public sector loans in nonaccrual status as of 31 December 2005 was $461,263,000 ($515,326,000 – 2004) of which $150,301,000 ($135,776,000 – 2004) was overdue. Loans in nonaccrual status resulted in $4,880,000 ($4,906,000 – 2004) not being recognized as income from loans for

the year ended 31 December 2005. The accumulated interest on these loans that was not recognized as income as of 31 December 2005 would have totaled $38,067,000 ($33,187,000 – 2004). The loans in nonaccrual status as of 31 December 2005 and 2004 were 28 loans made to Myanmar.

Private sector loan outstanding as of 31 December 2005 was $5,186,000 ($6,074,000 – 2004), and there was no undisbursed loan commitment in both years.

No private sector loan was in nonaccrual status as of 31 December 2005 and 2004.

NOTE E—DUE FROM CONTRIBUTORS

Included in "Due from contributors" are notes of contributors and contributions receivable. Notes of contributors are nonnegotiable, noninterest-bearing and, subject to certain restrictions imposed by applicable Board of Governors' resolutions, encashable by ADB at par upon demand.

ADB currently expects that the notes outstanding at 31 December 2005 will be encashed in varying amounts over a nine-year period ending 31 December 2014.

The fair value of notes of contributors is determined using an entry value method, whereby fair value is determined based on the terms at which notes are currently being accepted from contributors. On this basis, the fair value of outstanding notes of contributors approximates their carrying amount.

NOTE F—PAYABLE TO RELATED FUNDS

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The Board of Governors may approve allocation of the net income of OCR to ADF, based on the funding and operational requirements for the funds. The administrative and operational expenses pertaining to the OCR and ADF are allocated based on operational activities and are settled regularly. Under ADF IX and third regularized replenishment of Technical Assistance Special Fund (TASF), a specific portion of the total contributions are to be allocated to TASF. ADF receives all contributions of members and subsequently transfers TASF's portion to TASF.

ADF's outstanding payables as of 31 December 2005 comprised a payable to OCR representing administration charges of $32,064,000 ($24,994,000 – 2004) and a payable to TASF of $4,714,000 (nil – 2004) representing contributions from donors incorporated in ADF IX for the third regularized replenishment of TASF.

NOTE G—CONTRIBUTED RESOURCES/ OTHER LIABILITIES

As of 31 December 2005, Instruments of Contributions from 21 donors were received for ADF IX. Of these, contributions totaling $525,776,000, including amortized discount of $620,000 at translated amounts were received and recorded in "Contributed Resources."

The contributions do not include $33,647,000 contributions received from France pending the completion of formalities to accept their Instrument of Contributions. This has been temporarily recorded in Deferred Credits and included in other liabilities.

NOTE H—ADMINISTRATIVE EXPENSES AND ADMINISTRATION CHARGE

Administrative expenses for 2005 represented administration charge from OCR amounting to $175,751,000 (administrative charge of $165,151,000 and direct identifiable expense of $1,000 – 2004). The charge represents an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary operations and special operations), in the proportion of the relative volume of operational activities of each fund.

NOTE I—SET-ASIDE RESOURCES

Pursuant to the provisions of Article 19, paragraph 1(i) of the Articles of Agreement Establishing the Asian Development Bank (the Charter), the Board of Governors has authorized the setting aside of 10% of the unimpaired "paid-in" capital paid by member countries pursuant to Article 6, paragraph 2(a) of the Charter and of the convertible currency portion paid by member countries pursuant to Article 6, paragraph 2(b) of the Charter as of 28 April 1973, to be used as a part of the Special Funds of ADB. The capital so set aside was allocated and transferred from the OCR to ADF as Set-Aside Resources.

The capital stock of ADB is defined in Article 4, paragraph 1 of the Charter, "in terms of United States dollars of the weight and fineness in effect on 31 January 1966" (the 1966 dollar). Therefore, Set-Aside Resources had historically been translated into the current United States dollar (ADB's unit of account), on the basis of its par value in terms of gold. From 1973 until 31 March 1978, the rate arrived at on this basis was $1.20635 per 1966 dollar. Since 1 April 1978, at which time the Second Amendment to the Articles of Agreement of the International Monetary Fund (IMF) came into effect, currencies no longer had par values in terms of gold. Pending ADB's selection of the appropriate successor to the 1966 dollar, the Set-Aside Resources have been valued for purposes of the accompanying financial statements in terms of the Special Drawing Right (SDR), at the value in current United States dollars as computed by the IMF. As of 31 December 2005, the value of the SDR in terms of the current United States dollar was $1.42927 ($1.54784 - 2004). On this basis, Set-Aside Resources amounted to $68,047,000 ($73,692,000 - 2004). If the capital stock of ADB as of 31 December 2005 had been valued in terms of $12,063.50 per share, Set-Aside Resources would have been $57,434,000.

NOTE J—COMPREHENSIVE INCOME

Comprehensive income has two major components: excess of revenue over expenses and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale securities and currency translation adjustments.

NOTE K—GRANTS AND UNDISBURSED COMMITMENTS

The ADF IX introduced financing in the form of grants for the first time. As of 31 December 2005, 19 grants amounting to $246,640,000 were approved, of which $24,000,000 became effective.

The fair value of undisbursed commitments approximates the amount of undisbursed commitments because ADB expects that grants will be made for all projects/programs covered by the commitments.

NOTE L—FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The carrying amount of time deposits is a reasonable estimate of fair value.

If available, quoted market values are used to determine fair values. Financial instruments for which market quotations are not readily available are valued using valuation models. The basis of valuation is the expected cash flows discounted based on observable market data.

See Notes B, C, D, E, and K for discussions relating to investments, loans, due from contributors and undisbursed commitments. In all other cases, the carrying amounts of ADF's assets, liabilities, and fund balances are considered to approximate fair values for all significant financial instruments.

Report of Independent Auditors to the Asian Development Bank

In our opinion, the accompanying statements of financial position and the related statements of activities and changes in net assets and cash flows present fairly, in all material respects, in terms of United States dollars, the financial position of the Asian Development Bank—Technical Assistance Special Fund at 31 December 2005 and 2004, and the results of its activities and changes in net assets and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of the Asian Development Bank. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying statement of resources as at 31 December 2005 and summary statement of technical assistance approved and effective for the year ended 31 December 2005 are presented for purposes of additional analyses and are not required parts of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers
Certified Public Accountants

Singapore
8 March 2006

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

STATEMENT OF FINANCIAL POSITION
31 December 2005 and 2004

Expressed in Thousands of United States Dollars (Note B)

	2005	2004
ASSETS		
DUE FROM BANKS (Note B)	$ 1,493	$ 1,600
INVESTMENTS (Notes B, C, and G)		
Time deposits	254,164	240,425
ACCRUED REVENUE	609	425
DUE FROM CONTRIBUTORS (Notes B and D)	109,598	–
OTHER ASSETS (Note F)	12,658	6,908
TOTAL	$378,522	$249,358
LIABILITIES AND UNCOMMITTED BALANCES		
MISCELLANEOUS LIABILITIES (Note F)	$ 2,489	$ 52
UNDISBURSED COMMITMENTS (Notes B, E, and G)	160,566	150,121
UNCOMMITTED BALANCES (TASF-2 and TASF-4) (Note B)		
Unrestricted net assets	215,467	99,185
TOTAL	$378,522	$249,358

The accompanying notes are an integral part of these financial statements (TASF-6).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2005 and 2004

Expressed in Thousands of United States Dollars (Note B)

	2005	2004
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (TASF-4) (Notes B and D)	$187,515	$ 50,050
REVENUE		
From investments (Notes B and C)	7,223	5,025
From other sources—net (Note E)	753	1,371
Total	195,491	56,446
EXPENSES		
Technical assistance (TASF-5) (Notes B and E)	76,959	73,519
Financial expenses	13	16
Total	76,972	73,535
CONTRIBUTIONS AND REVENUE IN EXCESS OF (LESS THAN) EXPENSES	118,519	(17,089)
EXCHANGE (LOSSES) GAINS—net (Note B)	(2,237)	12,162
INCREASE (DECREASE) IN NET ASSETS	116,282	(4,927)
NET ASSETS AT BEGINNING OF YEAR	99,185	104,112
NET ASSETS AT END OF YEAR	$215,467	$ 99,185

The accompanying notes are an integral part of these financial statements (TASF-6).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2005 and 2004

Expressed in Thousands of United States Dollars (Note B)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 71,354	$ 50,383
Interest on investments received	6,908	6,686
Cash received from other activities	1,638	1,354
Technical assistance disbursed	(67,576)	(58,235)
Financial expenses paid	(13)	(16)
Net Cash Provided by Operating Activities	12,311	172
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	–	12,129
Maturities of investments	8,490,973	6,163,639
Purchases of investments	(8,502,974)	(6,176,504)
Net payments for securites under resale arrangement	(110)	–
Net Cash Used in Investing Activities	(12,111)	(736)
Effect of Exchange Rate Changes on Due from Banks	(307)	48
Net Decrease in Due from Banks	(107)	(516)
Due from Banks at Beginning of Year	1,600	2,116
Due from Banks at End of Year	$ 1,493	$ 1,600
RECONCILIATION OF INCREASE (DECREASE) IN NET ASSETS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Increase (decrease) in net assets (TASF-2)	$ 116,282	$ (4,927)
Adjustments to reconcile increase (decrease) in net assets to net cash provided by operating activities:		
Change in due from contributors	(116,161)	333
Change in undisbursed commitments	10,445	14,568
Translation adjustments	3,072	(12,179)
Amortization of discounts/premiums	–	917
Change in advances for technical assistance to member countries	(1,019)	691
Change in accrued interest receivable and others	(308)	772
Change in unrealized investment gains	–	(4)
Loss on sale of investments	–	1
Net Cash Provided by Operating Activities	$ 12,311	$ 172

The accompanying notes are an integral part of these financial statements (TASF-6).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

STATEMENT OF RESOURCES
31 December 2005

Expressed in Thousands of United States Dollars (Note B)

	Contributions Committed During 2005	Direct Voluntary Contributions	Regularized Replenishment[1]	Total Contributions
DIRECT VOLUNTARY CONTRIBUTIONS				
Australia	$ 14,537	$ 2,484	$ 29,368	$ 31,852
Austria	1,949	159	3,793	3,952
Bangladesh	–	47	–	47
Belgium	–	1,394	1,594	2,988
Canada	10,438	3,346	26,638	29,984
China, People's Rep. of	1,996	1,600	1,996	3,596
Denmark	1,994	1,963	4,034	5,997
Finland	1,120	237	2,058	2,295
France	–	1,697	11,091	12,788
Germany	12,947	3,315	26,641	29,956
Hong Kong, China	1,277	100	1,397	1,497
India	52	2,958	–	2,958
Indonesia	–	250	40	290
Italy	–	774	9,371	10,145
Japan	78,400	47,710	157,606	205,316
Korea, Rep. of	7,504	1,900	8,104	10,004
Malaysia	333	909	333	1,242
Nauru	–	–	67	67
The Netherlands	6,496	1,338	11,823	13,161
New Zealand	1,568	1,096	2,234	3,330
Norway	2,486	3,279	4,308	7,587
Pakistan	70	1,666	–	1,666
Singapore	266	1,100	266	1,366
Spain	4,480	190	6,189	6,379
Sri Lanka	–	6	–	6
Sweden	3,069	862	6,855	7,717
Switzerland	2,755	1,035	5,463	6,498
Taipei,China	1,210	200	1,710	1,910
Thailand	202	–	202	202
Turkey	366	–	2,720	2,720
United Kingdom	–	5,617	8,222	13,839
United States	–	1,500	34,352	35,852
Total	$ 155,515	$ 88,732	$ 368,475	457,207
Transfers to Asian Development Fund				(3,472)
Allocation from OCR Net Income	32,000			663,000
Other Resources[2]				140,726
TOTAL	**$187,515**			**$1,257,461**

1 Represents TASF portion of contributions to the replenishment of the Asian Development Fund and the Technical Asistance Special Fund authorized by Governors' Resolution Nos. 182, 214 and 300 at historical values.

2 Represents income, repayments, and reimbursement accruing to TASF since 1980, including unrealized investment holding gains (losses).

The accompanying notes are an integral part of these financial statements (TASF-6).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

SUMMARY STATEMENT OF TECHNICAL ASSISTANCE APPROVED AND EFFECTIVE
For the Year Ended 31 December 2005

Expressed in Thousands of United States Dollars (Note B)

Recipient	Project Preparation	Project Implementation/ Advisory	Total
Afghanistan	$ 1,736	$ 4,503	$ 6,239
Armenia	–	150	150
Azerbaijan	–	980	980
Bangladesh	1,113	1,506	2,619
Bhutan	396	892	1,288
Cambodia	150	2,992	3,142
China, People's Rep. of	6,318	4,482	10,800
Cook Islands	–	300	300
Fiji Islands	700	104	804
India	1,046	(590)	456
Indonesia	340	1,928	2,268
Kazakhstan	–	736	736
Kiribati	800	(2)	798
Kyrgyz Republic	500	645	1,145
Lao PDR	(49)	811	762
Maldives	500	250	750
Marshall Islands	–	741	741
Micronesia, Fed. States of	–	233	233
Mongolia	350	252	602
Nauru	–	(54)	(54)
Nepal	–	821	821
Pakistan	1,178	2,803	3,981
Papua New Guinea	1,064	–	1,064
Philippines	685	3,805	4,490
Samoa	–	(130)	(130)
Solomon Islands	–	638	638
Sri Lanka	–	75	75
Tajikistan	1,200	683	1,883
Thailand	–	1,010	1,010
Timor-Leste	–	628	628
Tonga	(70)	(103)	(173)
Tuvalu	–	(146)	(146)
Uzbekistan	557	(142)	415
Vanuatu	–	470	470
Viet Nam	142	569	711
Total	$18,656	$31,840	50,496
Regional Activities			26,463
TOTAL			$76,959

Negative amounts represent net undisbursed commitments written back to balances available for future commitments (Notes B and E).

The accompanying notes are an integral part of these financial statements (TASF-6).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND

NOTES TO FINANCIAL STATEMENTS

31 December 2005 and 2004

NOTE A—NATURE OF OPERATIONS

The Technical Assistance Special Fund (TASF) was established to provide technical assistance on a grant basis to developing member countries of the Asian Development Bank (ADB) and for regional technical assistance. TASF resources consist of direct voluntary contributions by members, allocations from the net income of ordinary capital resources (OCR) and Asian Development Fund (ADF) contributions, and revenue from investments and other sources.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the TASF are presented on the basis of those for not-for-profit organization.

TASF reports contributed cash and other assets as unrestricted asset as these are made available without conditions other than for the purpose of pursuing the objectives of the TASF.

Investments

All investment securities held by TASF are reported at estimated fair value, which represents their fair market value. Realized and unrealized gains and losses are included in revenue. Time deposits are reported at cost.

Securities Purchased Under Resale Arrangements

TASF accounts for transfer of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FAS 125." In general, transfers are accounted for as sale under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities received under resale arrangement are not recorded on TASF's balance sheet. Securities received under resale arrangement are neither recorded on TASF's balance sheet nor repledged under securities lending arrangements. ADB monitors the fair value of the securities received under resale arrangements, and if necessary, requires additional collateral.

Contributions

Contributions from members are included in the financial statements from the date contribution agreements become effective.

Technical Assistance to Member Countries and Undisbursed Commitments

Technical assistance is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in technical assistance for the period and the corresponding undisbursed commitment is eliminated accordingly.

Reporting Currency

The financial statements of TASF are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency and is used to measure exchange gains and losses.

Translation of Currencies

Assets, liabilities, and uncommitted balances in currencies other than United States dollars are translated at the applicable rates of exchange at the end of the reporting period. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. Revenue and expense amounts in currencies other than United States dollars are translated for each semi-monthly period generally at the applicable rates of exchange at the beginning of each period; such practice approximates the application of average rates in effect during the period. Translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

In October 2005, the Board of Directors approved the adoption of daily exchange rates for accounting and financial reporting purposes effective from 1 January 2006. The use of daily exchange rates will allow transactions

denominated in non-US dollar to be translated using exchange rates at time of transactions.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances as at the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the TASF considers that its cash and cash equivalents are limited to "DUE FROM BANKS."

Reclassification

Certain reclassifications of prior year's amounts and information have been made to conform to the current year's presentation.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999. ADB is restricted by its Investment Authority to invest in government and government-related debt instruments and in time deposits. In the US dollar portfolio only and up to limited amounts, investments may be made in corporate bonds rated A or better, AAA-rated asset-backed securities, and AAA-rated mortgage-backed securities.

The currency compositions of the investment portfolio as of 31 December 2005 and 2004 expressed in United States dollars are as follows:

Currency	2005	2004
Australian dollar	$ 12,840,000	$ 9,208,000
Canadian dollar	156,567,000	144,221,000
Euro	20,573,000	16,934,000
United States dollar	61,238,000	64,841,000
Others	2,946,000	5,221,000
Total	$254,164,000	$240,425,000

The annualized rate of return on the average investments held during the year, based on the portfolio held at the beginning and end of each month was 2.95% (2.14% - 2004).

NOTE D—CONTRIBUTIONS

Since inception in 1967, direct contributions have been made by 29 member countries. In 2005, Pakistan and India made direct and voluntary contributions of $70,000 and $52,000, respectively.

In 1986, 1992 and 2005, the Board of Governors, in authorizing a replenishment of the ADF, provided for an allocation to the TASF in an aggregate amount equivalent to $72,000,000, $140,000,000 and $221,000,000, respectively, to be used for technical assistance to ADF borrowing developing member countries and for regional technical assistance.

In 2005, $32,000,000 was allocated out of OCR net income to TASF bringing the accumulated allocation out of OCR net income to $663,000,000.

Some of the direct contributions received can be subject to restricted procurement sources, while some are given on condition that the technical assistance be made on a reimbursable basis. The total contributions received for the years ended 31 December 2005 and 2004 were without restrictions.

NOTE E—UNDISBURSED COMMITMENTS

Undisbursed commitments are denominated in United States dollars and represent effective ongoing grant-financed TA projects/programs which are not yet disbursed as of the end of the year. During 2005, an amount of $11,339,000 ($6,283,000 - 2004) representing completed and canceled TA projects has been written back as a reduction in technical assistance of the period

and the corresponding undisbursed commitment has been eliminated. The fair value of undisbursed commitments approximates the amounts undisbursed because ADB expects that grants will be made for all projects/programs covered by the commitments. For technical assistances approved prior to 1 January 2002, and provided as a project preparatory grant leading to an ADB loan, the amount of the grant exceeding $250,000 are refunded by the borrower through the loan proceeds under the terms of that ADB loan. Refinanced amount of $677,000 ($1,337,000 - 2004) was charged to such loans and credited to revenue from other sources of the TASF during the year ended 31 December 2005. All project preparatory technical assistances (PPTA) funded from TASF and OCR current income approved on or after 1 January 2002 are no longer subject to cost recovery.

NOTE F—OTHER ASSETS AND MISCELLANEOUS LIABILITIES

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The Board of Governors may approve allocation of the net income of OCR to special funds, based on the funding and operational requirements for the funds. Under ADF IX and third regularized replenishment of TASF, a specific portion of the total contributions are to be allocated to TASF. ADF receives all contributions of members and subsequently transfers TASF's portion to TASF. Regional technical assistance projects and programs may be combined activities between special and trust funds. Interfund accounts are settled on a regular basis between TASF and the other funds.

The interfund account balances included in other assets and miscellaneous liabilities are as follows:

	2005	2004
Receivable from:		
OCR	$ 24,000	$ –
ADF	4,714,000	–
JSF	9,000	–
Agency Trust Funds	12,000	28,000
Total	$ 4,759,0C0	$ 28,000
Payable to:		
OCR	$ –	$ 51,000
JSF	–	1,000
Agency Trust Funds	90,000	–
Total	$ 90,000	$ 52,000

At 31 December 2005, miscellaneous liabilities included advanced contribution of $2,398,000 (€2,026,000) from the Government of France for TASF's third regularized replenishment, which pending the completion of formalities, has not been recognized. The Instrument of Contribution was formally acknowledged in January 2006.

NOTE G—FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The carrying amount of time deposits is a reasonable estimate of its fair value.

See Notes C and E for discussions with respect to investments and undisbursed commitments, respectively. In all other cases, the carrying amounts of TASF's assets, liabilities, and uncommitted balances are considered to approximate fair values for all significant financial instruments.

PRICEWATERHOUSECOOPERS

Report of Independent Auditors to the Asian Development Bank

In our opinion, the accompanying statements of financial position and the related statements of activities and changes in net assets and cash flows present fairly, in all material respects, in terms of United States dollars, the financial position of the Asian Development Bank—Japan Special Fund at 31 December 2005 and 2004, and the results of its activities and changes in net assets and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of the Asian Development Bank. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers
Certified Public Accountants

Singapore
8 March 2006

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND

STATEMENT OF FINANCIAL POSITION
31 December 2005 and 2004

Expressed in Thousands of United States Dollars (Note B)

	2005			2004		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
ASSETS						
DUE FROM BANKS (Note B)	$ 1,742	$ 3,616	$ 5,358	$ 327	$ 1,017	$ 1,344
INVESTMENTS (Notes A, B, C, and H)						
Government and government-guaranteed obligations	–	–	–	5,019	25,095	30,114
Time deposits	25,645	182,047	207,692	17,324	83,506	100,830
Other securities	5,884	24,595	30,479	11,324	102,018	113,342
	31,529	206,642	238,171	33,667	210,619	244,286
ACCRUED REVENUE	170	2,101	2,271	396	1,682	2,078
OTHER ASSETS (Note E)	60	1,706	1,766	71	2,579	2,650
TOTAL	$33,501	$214,065	$247,566	$34,461	$215,897	$250,358
LIABILITIES AND UNCOMMITTED BALANCES						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note E)	$ 149	$ 197	$ 346	$ 604	$ 120	$ 724
UNDISBURSED COMMITMENTS (Notes B, F, and H)						
Technical assistance	2,566	66,993	69,559	4,970	66,548	71,518
TOTAL LIABILITIES	2,715	67,190	69,905	5,574	66,668	72,242
NET ASSETS (JSF-2) (Note B), represented by:						
Uncommitted balances (Notes A and G)						
Unrestricted	–	146,875	146,875	–	149,229	149,229
Temporarily restricted	26,895	–	26,895	26,022	–	26,022
	26,895	146,875	173,770	26,022	149,229	175,251
Net accumulated investment income (Notes A and G)						
Temporarily restricted	3,891	–	3,891	2,865	–	2,865
	30,786	146,875	177,661	28,887	149,229	178,116
TOTAL	$33,501	$214,065	$247,566	$34,461	$215,897	$250,358

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND

STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2005 and 2004

Expressed in Thousands of United States Dollars (Note B)

	2005			2004		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
CONTRIBUTIONS (Notes B and G)	$ –	$ 27,237	$ 27,237	$ –	$ 24,238	$ 24,238
REVENUE FROM INVESTMENTS (Notes B and C)	–	6,975	6,975	–	3,302	3,302
REVENUE FROM EQUITY INVESTMENTS (Note D)	–	–	–	–	900	900
REVENUE FROM OTHER SOURCES	–	129	129	–	111	111
NET ASSETS REVERTED BACK TO TEMPORARILY RESTRICTED ASSETS (Notes B and G)	(826)	–	(826)	(925)	–	(925)
Total	(826)	34,341	33,515	(925)	28,551	27,626
TRANSFER TO COOPERATION FUND FOR REGIONAL TRADE AND FINANCIAL SECURITY INITIATIVE (Note G)	–	–	–	–	(1,000)	(1,000)
EXPENSES						
Technical assistance (Notes B, F, and G)	(847)	34,923	34,076	(951)	18,553	17,602
Administrative expenses	21	1,014	1,035	26	1,125	1,151
Financial expenses	–	–	–	–	1	1
Total	(826)	35,937	35,111	(925)	19,679	18,754
CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	–	(1,596)	(1,596)	–	7,872	7,872
EXCHANGE (LOSSES) GAINS (Note B)	–	(758)	(758)	–	1,149	1,149
(DECREASE) INCREASE IN UNRESTRICTED NET ASSETS	–	(2,354)	(2,354)	–	9,021	9,021
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS AND OTHER SOURCES (Notes B and C)	1,073	–	1,073	493	–	493
NET ASSETS REVERTED BACK TO TEMPORARILY RESTRICTED ASSETS (Notes B and G)	826	–	826	925	–	925
INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	1,899	–	1,899	1,418	–	1,418
INCREASE (DECREASE) IN NET ASSETS	1,899	(2,354)	(455)	1,418	9,021	10,439
NET ASSETS AT BEGINNING OF YEAR	28,887	149,229	178,116	27,469	140,208	167,677
NET ASSETS AT END OF YEAR	$30,786	$146,875	$177,661	$28,887	$149,229	$178,116

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND

STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2005 and 2004
Expressed in Thousands of United States Dollars (Note B)

	2005			2004		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Contributions received	$ –	$ 27,237	$ 27,237	$ –	$ 24,238	$ 24,238
Interest on investments received	1,376	7,258	8,634	858	11,035	11,893
Technical assistance disbursed	(2,000)	(33,589)	(35,589)	(4,441)	(39,667)	(44,108)
Transfer to Cooperation Fund for Regional Trade and Financial Security Initiative	–	–	–	–	(1,000)	(1,000)
Administrative expenses paid	(21)	(941)	(962)	(26)	(1,220)	(1,246)
Financial expenses paid	–	–	–	–	(1)	(1)
Others–net	27	(642)	(615)	4	112	116
Net Cash Used in Operating Activities	(618)	(677)	(1,295)	(3,605)	(6,503)	(10,108)
CASH FLOWS FROM INVESTING ACTIVITIES						
Maturities of investments	3,494,396	9,224,295	12,718,691	2,949,375	5,475,306	8,424,681
Purchases of investments	(3,492,363)	(9,221,018)	(12,713,381)	(2,946,083)	(5,472,021)	(8,418,104)
Net (payments for) receipts from securities under resale arrangement	–	(469)	(469)	–	339	339
Sales of equity investments	–	–	–	–	1,017	1,017
Net Cash Provided by Investing Activities	2,033	2,808	4,841	3,292	4,641	7,933
Effect of Exchange Rate Changes on Due from Banks	–	468	468	–	902	902
Net Increase (Decrease) in Due from Banks	1,415	2,599	4,014	(313)	(960)	(1,273)
Due from Banks at Beginning of Year	327	1,017	1,344	640	1,977	2,617
Due from Banks at End of Year	$ 1,742	$ 3,616	$ 5,358	$ 327	$ 1,017	$ 1,344
RECONCILIATION OF INCREASE (DECREASE) IN NET ASSETS TO NET CASH USED IN OPERATING ACTIVITIES:						
Increase (decrease) in net assets (JSF-2)	$ 1,899	$ (2,354)	$ (455)	$ 1,418	$ 9,021	$ 10,439
Adjustments to reconcile increase in net assets to net cash used in operating activities:						
Change in undisbursed commitments	(2,404)	445	(1,959)	(4,789)	(21,973)	(26,762)
Amortization of discounts/premiums	124	852	976	562	6,074	6,636
Translation adjustment	–	(1)	(1)	–	(1,228)	(1,228)
Gain from sales of equity investments	–	–	–	–	(900)	(900)
Unrealized investment (gains) losses	(20)	(151)	(171)	31	125	156
Others–net	(217)	532	315	(827)	2,378	1,551
Net Cash Used in Operating Activities	$ (618)	$ (677)	$ (1,295)	$ (3,605)	$ (6,503)	$ (10,108)

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND

NOTES TO FINANCIAL STATEMENTS

31 December 2005 and 2004

NOTE A—NATURE OF OPERATIONS

The Japan Special Fund (JSF) was established in March 1988 when Japan and the Asian Development Bank (ADB) entered into a financial arrangement whereby Japan agreed to make an initial contribution and ADB became the administrator. The purpose of JSF is to help developing member countries (DMCs) of ADB restructure their economies and broaden the scope of opportunities for new investments, thereby assisting the recycling of funds to DMCs of ADB. While JSF resources are used mainly to finance technical assistance (TA) operations, these resources may also be used for equity investment operations in ADB's DMCs. Under the agreement between ADB and Japan, ADB may invest the proceeds of JSF pending disbursement.

In March 1999, the Board approved the acceptance and administration by ADB of the Asian Currency Crisis Support Facility (ACCSF) to assist Asian currency crisis-affected member countries (CAMCs). Funded by Japan, ACCSF was established within JSF to assist in the economic recovery of CAMCs through interest payment assistance (IPA) grants, TA grants, and guarantees. With the general fulfillment of the purpose of the facility, Japan and ADB agreed to terminate the ACCSF on 22 March 2002. The ACCSF account is to be kept open until the completion of all TA disbursements and the settlement of all administrative expenses.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of JSF are presented on the basis of those for not-for-profit organizations and as unrestricted and temporarily restricted net assets. ACCSF funds are separately reported in the financial statements.

JSF reports the contributions of cash and other assets as restricted support if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, temporarily restricted net assets are reclassified to unrestricted net assets and reported in the Statement of Activities and Changes in Net Assets as "NET ASSETS RELEASED FROM RESTRICTIONS."

Investments

All investment securities held by JSF are reported at estimated fair value, which represents their fair market value. Realized and unrealized gains and losses are included in revenue. Time deposits are reported at cost.

Interest on investment securities and time deposits are recognized as realized and reported, net of amortizations of premium and discounts.

Securities Purchased Under Resale Arrangements

JSF accounts for transfer of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FAS 125." In general, transfers are accounted for as sale under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale arrangements and collateralized financing arrangements. Securities received under resale arrangement are neither recorded on JSF's balance sheet nor repledged under securities lending arrangements. ADB monitors the fair value of the securities received under resale arrangements, and if necessary, requires additional collateral.

Contributions

Contributions by Japan are included in the financial statements from the date indicated by Japan that funds are expected to be made available. Contributions which are restricted by the donor for specific TA projects/programs or for IPA grants are classified as temporarily restricted contributions. Those without any stipulation as to specific use are accounted for and reported as unrestricted contributions.

Technical Assistance and Undisbursed Commitment

Technical assistance is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is

written back as a reduction in TA for the year and the corresponding undisbursed commitment is eliminated, accordingly.

Functional Currency and Reporting Currency

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of JSF.

Translation of Currencies

Assets, liabilities, and uncommitted balances are translated to the reporting currency at the applicable rates of exchange at the end of the reporting period. Contributions included in the financial statements during the year are translated at the applicable exchange rates as of the respective dates of commitment. Revenue and expense amounts are translated for each semi-monthly period at the applicable rates of exchange at the beginning of each period; such practice approximates the application of average rates in effect during the period. Exchange gains or losses on currency transactions arise on exchange differences between the date a project/program is committed and the timing of disbursements. Exchange gains or losses are credited or charged to operations.

In October 2005, the Board of Directors approved the adoption of daily exchange rates for accounting and financial reporting purposes effective from 1 January 2006. The use of daily exchange rates will allow transactions denominated in non-US dollar to be translated using exchange rates at time of transactions.

Equity Investments

Equity investments with readily determinable fair values are reported at fair value using quoted market prices.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities as at the end of the year and the reported amounts of income and expenses during the year. The actual results could differ from those estimates.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the JSF considers that its cash and cash equivalents are limited to "DUE FROM BANKS."

Reclassification

Certain reclassifications of prior year's amounts and information have been made to conform to the current year's presentation.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999. ADB is restricted by its Investment Authority to invest in government and government-related debt instruments and in time deposits. In the US dollar portfolio only and up to limited amounts, investments may be made in corporate bonds rated A or better, AAA-rated asset-backed securities, and AAA-rated mortgage-backed securities. The investment portfolios of both JSF and ACCSF as of 31 December 2005 and 2004 are comprised of United States dollars holdings. Other securities consisted of corporate bonds.

The annualized rates of return on the average investments held under ACCSF and JSF funds during the year, based on the portfolio held at the beginning and end of each month were 3.20% and 3.25%, respectively (1.35% and 1.47%, respectively - 2004).

NOTE D—EQUITY INVESTMENTS

ADB used JSF resources to make an equity investment in India in 1990. In 2004, JSF sold this equity investment and realized a gain of $900,000.

NOTE E—OTHER ASSETS AND LIABILITIES

The ordinary capital resources (OCR) and special fund resources are at all times used, committed, and invested entirely separate from each other. The administrative and operational expenses pertaining to the OCR and special fund resources will be charged to the respective funds. The administrative expenses of JSF are settled on regular basis between the OCR and JSF. Regional technical assistance projects and programs may be combined activities between special and trust funds. Interfund accounts are settled on a regular basis between JSF and the other funds.

The interfund balances between other funds, which are included in other assets and liabilities are as follows:

		2005	2004
Amounts Receivable by JSF from:			
ACCSF		$ 149,000	$ 604,000
Technical Assistance Special Fund (TASF)		–	1,000
Total		$ 149,000	$ 605,000
Amounts Payable by:			
JSF to :	OCR	$ 109,000	$ 50,000
	TASF	9,000	–
	Agency Trust Funds	1,000	–
	Total	$ 119,000	$ 50,000
ACCSF to :	JSF	$ 149,000	$ 604,000

NOTE F—UNDISBURSED COMMITMENTS

Undisbursed commitments are denominated in United States dollars and represent TA projects/programs which have become effective but not yet disbursed. During 2005, an amount of $7,145,000 representing completed and partially canceled TA projects ($8,428,000 – 2004) have been written back as a reduction in technical assistance for the year, and the corresponding undisbursed commitments have been eliminated. $847,000 ($951,000 – 2004) of this amount corresponds to ACCSF. The fair value of undisbursed commitments approximates the amounts outstanding because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE G—CONTRIBUTIONS AND UNCOMMITTED BALANCES

All contributions for the years ended 31 December 2005 and 2004 were received during the respective years.

Effective 31 December 2002, all remaining temporarily restricted net assets under JSF were transferred and integrated into the unrestricted regular net assets, as concurred by Japan, in order to optimize the use of JSF. Similarly, Japan lifted the restriction over the use of net accumulated investment income, which under the original terms of agreement between ADB and Japan, may only be used for defraying JSF's administrative expenses. Japan agreed to use the net accumulated investment income as additional resources for funding future ADB's TA operations.

In June 2004, the Cooperation Fund for Regional Trade and Financial Security Initiative was established as a multi-donor umbrella facility to support TA to developing member countries for enhancing port security and combating money laundering and terrorist financing. In July 2004, the Government of Japan agreed to transfer US$1,000,000 to the fund from the investment income of JSF.

Uncommitted balances comprised of amounts which have not been committed by ADB as at 31 December 2005. These balances include approved TA projects/programs that are not yet effective.

As of 31 December 2005 and 2004 these balances are as follows:

	2005			2004		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
Uncommitted balances	$26,895,000	$146,875,000	$173,770,000	$26,022,000	$149,229,000	$175,251,000
TA projects/programs approved by Japan and ADB but not yet effective	–	(15,050,000)	(15,050,000)	–	(27,422,000)	(27,422,000)
TA projects/programs approved by Japan and not yet effective	–	(5,400,000)	(5,400,000)	–	(3,575,000)	(3,575,000)
Uncommitted balances available for new commitments	$26,895,000	$126,425,000	$153,320,000	$26,022,000	$118,232,000	$144,254,000

The temporarily restricted uncommitted balance remaining available as of 31 December 2005 corresponds to funds under ACCSF of $26,895,000 ($26,022,000 – 2004) to cover completion of TA disbursements and the amount of net accumulated investment income of $3,891,000 ($2,865,000 – 2004) for settlement of all administrative expenses.

Net assets reverted back to temporarily restricted assets under ACCSF relate to savings on financially completed technical assistance net of amount from accumulated investment income, released from restrictions to defray the administrative expenses of the Fund.

NOTE H—FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The carrying amount of time deposits is a reasonable estimate of its fair value.

If available, quoted market values are used to determine fair values. Financial instruments for which market quotations are not readily available are valued using valuation models. The basis of valuation is the expected cash flows discounted based on observable market data.

See Notes B, C, and F for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of JSF's assets, liabilities, and uncommitted balances are considered to approximate fair values for all significant financial instruments.

Report of Independent Auditors to the Asian Development Bank

In our opinion, the accompanying statements of financial position and the related statements of activities and changes in net assets, and cash flows present fairly, in all material respects, in terms of United States dollars, the financial position of the Asian Development Bank—Asian Development Bank Institute Special Fund at 31 December 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of the Asian Development Bank Institute. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers
Certified Public Accountants

Singapore
8 March 2006

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND

STATEMENT OF FINANCIAL POSITION
31 December 2005 and 2004

Expressed in Thousands of United States Dollars (Note B)

	2005		2004	
ASSETS				
DUE FROM BANKS (Notes B and G)		$ 699		$ 1,326
INVESTMENTS (Notes B, C, and H)				
Time deposits		1,274		1,460
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Notes B and C)		15,464		14,013
PROPERTY, FURNITURE, AND EQUIPMENT (Notes B and E)				
Leasehold Improvements	$1,699		$1,946	
Less–allowance for depreciation	1,428	271	1,441	505
Furniture and Equipment	2,211		2,980	
Less–allowance for depreciation	2,106	105	2,784	196
OTHER ASSETS (Notes F and G)		1,791		2,472
TOTAL		$19,604		$19,972
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Notes B, E, G, and H)		$ 2,765		$ 3,127
UNCOMMITTED BALANCES (ADBISF-2)				
Unrestricted net assets		16,839		16,845
TOTAL		$19,604		$19,972

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND

STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2005 and 2004

Expressed in Thousands of United States Dollars (Note B)

	2005	2004
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note B)	$13,890	$13,142
REVENUE		
Income from investments (Notes B and C)	0	0
Income from other sources—net	3	1
Total	13,893	13,143
EXPENSES		
Administrative expenses	8,392	8,963
Program expenses	2,935	2,519
Total	11,327	11,482
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	2,566	1,661
EXCHANGE GAINS—NET	86	44
TRANSLATION ADJUSTMENTS (Note B)	(2,658)	925
(DECREASE) INCREASE IN UNRESTRICTED NET ASSETS AFTER TRANSLATION ADJUSTMENTS	(6)	2,630
NET ASSETS AT BEGINNING OF YEAR	16,845	14,215
NET ASSETS AT END OF YEAR	$16,839	$16,845

0 Less than $1 million.

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND

STATEMENT OF CASH FLOWS

For the Years Ended 31 December 2005 and 2004

Expressed in Thousands of United States Dollars (Note B)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 13,890	$ 13,142
Interest on investments received	0	0
Expenses paid	(10,141)	(11,266)
Other	(747)	747
Net Cash Provided by Operating Activities	3,002	2,623
CASH FLOWS FROM INVESTING ACTIVITIES[1]		
Maturity and sales of investment	5,479	9,421
Purchases of investment	(5,496)	(9,727)
Net payments for securities under resale arrangement	(3,385)	(13,216)
Net Cash Used in Investing Activities	(3,402)	(13,522)
Effect of Exchange Rate Changes on Cash	(227)	282
Net Decrease in Due from Banks	(627)	(10,617)
Due from Banks at Beginning of Year	1,326	11,943
Due from Banks at End of Year	$ 699	$ 1,326
RECONCILIATION OF (DECREASE) INCREASE IN UNRESTRICTED NET ASSETS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
(Decrease) Increase in net unrestricted assets (ADBISF-2)	$ (6)	$ 2,630
Adjustments to reconcile (decrease) increase in net unrestricted assets to net cash provided by operating activities:		
Translation adjustments	2,658	(925)
Due to JFPPT	(747)	747
Depreciation	253	255
Others—net	844	(84)
Net Cash Provided by Operating Activities	$ 3,002	$ 2,623

0 Less than $1 million.

1 Includes cashflows associated with securities purchased under resale arrangement.

The accompanying notes are an integral part of these financial statements (ADBISF-4).

NOTES TO FINANCIAL STATEMENTS

31 December 2005 and 2004

NOTE A—NATURE OF OPERATIONS

In 1996, the Asian Development Bank (ADB) approved the establishment of the Asian Development Bank Institute (the Institute) in Tokyo, Japan as a subsidiary body of ADB. The Institute commenced its operations upon the receipt of the first funds from Japan on 24 March 1997, and it was inaugurated on 10 December 1997. The Institute's funds may consist of voluntary contributions, donations, and grants from ADB member countries, non-government organizations, and foundations. The objectives of the Institute, as defined under its Statute, are the identification of effective development strategies and capacity improvement for sound development management in developing member countries. In 2004, a new trust fund, Japan Fund for Public Policy Training (JFPPT) was set up under ADBI's administration. The administration of JFPPT was transferred to ADB on 14 October 2005.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the Institute are presented on the basis of those for not-for-profit organizations.

The Institute reports donor's contributed cash and other assets as unrestricted support as these are made available to the Institute without conditions other than for the purposes of pursuing the objectives of the Institute.

Investments

All investment securities held by the Institute are reported at estimated fair value which represents their fair market value. Realized and unrealized gains and losses are included in revenue. Time deposits are reported at cost.

Securities Purchased Under Resale Arrangement

ADBI accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FAS 125." In general, transfers are accounted for as sale under FAS 140 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Securities received under resale arrangements are not recorded on ADBI's balance sheet.

Property, Furniture, and Equipment

Property, furniture, and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Maintenance, repairs and minor betterments are charged to expense.

Contributions

Contributions from donors are included in the financial statements from the date committed.

Functional Currency and Reporting Currency

The functional currency of the Institute is the Japanese yen. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

Translation of Currencies

Assets, liabilities, and uncommitted balances are translated from the functional currency to the reporting currency at the applicable rates of exchange at the end of a reporting period. Contributions included in the financial statements during the year are recognized at the applicable exchange rates as of the respective dates of commitment. Revenue and expense amounts in currency other than the United States dollar are translated for each semi-monthly period generally at the applicable rates of exchange at the beginning of each period; such practice approximates the application of average rates in effect during the period. Translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Accounting Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles re-

quires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities as at the end of the year and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Institute considers that its cash and cash equivalents are limited to "DUE FROM BANKS". Due from banks includes bank accounts held on behalf of the JFPPT (Note G).

Reclassification

Certain reclassification of prior year's amounts and information has been made to conform to the current year's presentation.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB administers the Institute's investments and seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999. ADB is restricted by its Investment Authority to invest in government and government-related debt instruments and in time deposits.

The investment portfolio was composed wholly of investments denominated in Japanese yen as of 31 December 2005 and 2004. Time deposits are reported at cost. All such investments are due within one year. The total investment income reported as of 31 December 2005 consisted of interest income earned during the year.

The annualized rate of return on the average investments held during the year including receivable for securities purchased under resale arrangement, based on the portfolio held at the beginning and end of each month was 0.002% (0.002% - 2004).

As of 31 December 2005, ADBI did not hold any investments in an unrealized loss position.

NOTE D—STAFF RETIREMENT PLAN AND POSTRETIREMENT MEDICAL BENEFITS

Staff Retirement Plan

The Institute participates in the contributory defined benefit Staff Retirement Plan (the Plan) of ADB. Every employee, as defined under the Plan, shall, as a condition of service, become a participant from the first day of service, provided that at such a date, the employee has not reached the normal retirement age of 60. Retirement benefits are based on length of service and highest average remuneration during two years of eligible service. The Plan assets are segregated and are not included in the Statement of Financial Position. The costs of administering the Plan are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the Plan.

Participants are required to contribute 9 1/3% of their salary to the Plan and may also make voluntary contributions. The Institute's contribution is determined at a rate sufficient to cover that part of the costs of the Plan not covered by the participants' contributions.

Expected Contributions

The expected amount of contributions to the Plan for 2006, based on the Institute's contribution rate for the coming year of 16%, and the participants' mandatory contribution are $154,000 and $90,000, respectively (2005 – $151,000 and $88,000).

Investment Strategy

Contributions in excess of current benefits payments are invested in international financial markets and in a variety of investment vehicles. The Plan employs six external asset managers and one global custodian who function within the guidelines established by the Plan's Investment Committee. The investment of these assets, over the long term, is expected to produce higher returns than short-term investments. The investment policy incorporates the Plan's package of desired investment returns, and tolerance for risk, taking into account the nature and duration of the Plan's liabilities. The Plan's assets are diversified among different markets and

different asset classes. The use of derivatives for speculation, leverage or taking risks is prohibited. Selected derivatives are used for hedging and transactional efficiency purposes.

The Plan's investment policy is periodically reviewed and revised to reflect the best interest of the Plan's participants and beneficiaries. The current policy, adopted in January 2004, specifies an asset-mix structure of 70% of assets in equities and 30% in fixed income securities. At present, investments of the Plan's assets are divided into three categories: US equity, Non-US equity, and US fixed income.

As of 31 December 2005 and 2004, the breakdown of the fair value of plan assets held is as follows:

	2005		2004	
	Amount	Percentage	Amount	Percentage
Equity Securities				
US	$ 945,000		$ 881,000	
Non-US	602,000		494,000	
	1,547,000	71.4%	1,375,000	70.1%
Fixed income securities	599,000	27.7	471,000	24.1
Other Assets–net	19,000	0.9	113,000	5.8
Total	$2,165,000	100.0%	$1,959,000	100.0%

All investments, excluding time deposits, are valued using market prices. Time deposits are reported at cost. Fixed income securities include US government and government guaranteed obligations, corporate bonds and time deposits. Other assets include forward exchange contracts in various foreign currencies transacted to hedge currency exposure in the investment portfolio, which are reported at fair value.

For the year ended 31 December 2005 the net return on the Plan assets was 8% (11.1% – 2004). ADB expects the long-term rate of return on the assets to be 8%.

Assumptions

The assumed overall rate of return takes into account long-term return expectations of the underlying asset classes within the investment portfolio mix, and the expected duration of the Plan's liabilities. Return expectations are forward looking and, in general, not much weight is given to short-term experience. Unless there is a drastic change in investment policy or market environment, the assumed investment return of 8% on the Plan's assets is expected to remain broadly the same, year to year.

Postretirement Medical Benefits Plan

The Institute participates in the cost-sharing plan of ADB for retirees' medical insurance premiums. Under the plan, the Institute is obligated to pay 75% of the Group Medical Insurance Plan premiums for retirees and their eligible dependents who elect to participate. The cost-sharing plan is currently unfunded.

Generally accepted accounting principles require an actuarially determined assessment of the periodic cost of postretirement medical benefits.

The following table sets forth the pension and postretirement benefits at 31 December 2005 and 31 December 2004:

CONTINUED

	Pension Benefits		Postretirement Medical Benefits	
	2005	2004	2005	2004
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 2,971,000	$ 2,029,000	$ 403,000	$ 468,000
Service cost	260,000	298,000	22,000	12,000
Interest cost	194,000	149,000	25,000	30,000
Plan participants' contributions	59,000	444,000	-	-
Amendments	-	-	(87,000)	-
Actuarial loss (gain)	43,000	51,000	106,000	(85,000)
Benefits paid	(149,000)	(18,000)	(15,000)	(22,000)
Benefit obligation at end of year	$ 3,378,000	$ 2,953,000	$ 454,000	$ 403,000
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 1,959,000	$ 1,206,000	$ -	$ -
Actual return on plan assets	165,000	159,000	-	-
Employer's contribution	131,000	150,000	15,000	22,000
Plan participants' contributions	59,000	444,000	-	-
Benefits paid	(149,000)	(18,000)	(15,000)	(22,000)
Fair value of plan assets at end of year	$ 2,165,000	$ 1,941,000	$ -	$ -
Funded status	$(1,213,000)	$(1,012,000)	$(454,000)	$(403,000)
Unrecognized actuarial gain	(41,000)	(73,000)	(53,000)	(176,000)
Unrecognized prior service cost	25,000	30,000	(94,000)	(9,000)
Net amount recognized	$(1,229,000)	$(1,055,000)	$(601,000)	$(588,000)
Amounts recognized in the statement of financial position consist of:				
Accrued benefit liability	$(1,229,000)	$(1,055,000)	$(601,000)	$(588,000)
Net amount recognized	$(1,229,000)	$(1,055,000)	$(601,000)	$(588,000)
Weighted-average assumptions as of 31 December				
Discount rate	5.75%	6.00%	5.75%	6.00%
Expected return on plan assets	8.00%	8.00%	N/A	N/A
Rate of compensation increase varies with age and averages	4.75%	5.00%	4.75%	5.00%

For measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for the valuation as at 31 December 2005. The rate was assumed to decrease gradually to 5.0% for 2010 and remain at that level thereafter.

	Pension Benefits		Postretirement Medical Benefits	
	2005	2004	2005	2004
Components of net periodic benefit cost:				
Service cost	$ 260,000	$ 298,000	$ 22,000	$ 12,000
Interest cost	194,000	149,000	25,000	30,000
Expected return on plan assets	(154,000)	(159,000)	-	-
Amortization of prior service cost	5,000	69,000	(2,000)	(2,000)
Recognized actuarial loss	-	-	(17,000)	(10,000)
Net periodic benefit cost	$ 305,000	$ 357,000	$ 28,000	$ 30,000

NOTES TO FINANCIAL STATEMENTS

31 December 2005 and 2004

The accumulated benefit obligation of the pension plan as of 31 December 2005 was $3,169,000 ($2,715,000 – 2004).

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total service and interest cost components	$14,000	$ (9,000)
Effect on postretirement benefit obligation	83,000	(68,000)

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at 31 December 2005:

	Pension Benefits	Postretirement Medical Benefits
2006	$ 271,000	$ 7,000
2007	131,000	9,000
2008	132,000	14,000
2009	107,000	16,000
2010	125,000	17,000
2011-2015	967,000	100,000

NOTE E—LEASED ASSETS

The Institute leases office space and other assets. Rental expenses under operating leases for the years ended 31 December 2005 and 2004 were $2,905,000 and $3,019,000, respectively. The minimum rental payments required under operating leases that have initial or non-cancelable lease terms in excess of one year at 31 December 2005 follow:

Year ending 31 December	Minimum future rentals
2006	$2,691,000
2007	2,691,000
2008	673,000

NOTE F—DUE FROM AND DUE TO ADB

Accounts receivable include amounts due from ADB of $4,000 and $94,000 at 31 December 2005 and 2004, respectively. Accounts payable and other liabilities include amounts due to ADB of $177,000 and $186,000 at 31 December 2005 and 2004, respectively.

NOTE G—DUE FROM AND DUE TO JFPPT

Other assets including amounts due from JFPPT at 31 December 2005 were nil ($247,000 – 2004). Due from banks and accounts payable and other liabilities including money held in bank accounts on behalf of JFPPT and due to JFPPT for the money received at 31 December 2005 were also nil ($747,000 – 2004).

NOTE H—FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The carrying amount of time deposits is a reasonable estimate of fair value.

The Institute's statements of financial position carrying amounts are considered to approximate fair values for all significant financial instruments.

NOTE I—SUBSEQUENT EVENTS

On 6 January 2006, an agreement to lease network instruments commenced. Under this agreement, the Institute will pay $205,000 over 60 months.

Report of Independent Auditors to the Asian Development Bank

In our opinion, the accompanying statement of financial position and the related statement of activities and changes in net assets and cash flows present fairly, in all material respects, in terms of United States dollars, the financial position of the Asian Development Bank—Asian Tsunami Fund at 31 December 2005, and the results of its activities and changes in net assets and its cash flows for the period from 11 February 2005 (establishment of the Fund) to 31 December 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of the Asian Development Bank. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



PricewaterhouseCoopers
Certified Public Accountants

Singapore
8 March 2006

FINANCIAL STATEMENTS

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND

STATEMENT OF FINANCIAL POSITION
31 December 2005

Expressed in Thousands of United States Dollars (Note B)

ASSETS	
DUE FROM BANKS (Note B)	$ 553
INVESTMENTS (Notes C and G)	
Time deposits	513,338
ACCRUED INCOME	1,936
ADVANCES FOR GRANTS	43,036
TOTAL	$558,863
LIABILITIES AND UNCOMMITTED BALANCES	
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note E)	$ 102
UNDISBURSED COMMITMENTS (Notes B, F, and G)	552,417
UNCOMMITTED BALANCES (ATF-2) (Note D)	
Unrestricted net assets	6,344
TOTAL	$558,863

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND

STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Period from 11 February to 31 December 2005
Expressed in Thousands of United States Dollars (Note B)

CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Notes B and D)		$564,796
REVENUE		
From investments (Note C)	$ 13,782	
From other sources	54	13,836
Total		578,632
EXPENSES		
Grants (Note B)	$572,000	
Administrative expenses	392	572,392
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES		6,240
EXCHANGE GAINS (Note B)		104
NET ASSETS AT END OF YEAR		$ 6,344

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND

STATEMENT OF CASH FLOWS

For the Period from 11 February to 31 December 2005

Expressed in Thousands of United States Dollars (Note B)

CASH FLOWS FROM OPERATING ACTIVITIES	
Contributions received	$ 564,893
Interest on investments received	11,846
Cash received from other activities	61
Grant disbursed	(62,619)
Administrative expenses paid	(290)
Net Cash Provided by Operating Activities	513,891
CASH FLOWS FROM INVESTING ACTIVITIES	
Maturities of investments	15,884,225
Purchases of investments	(16,397,563)
Net Cash Used in Investing Activities	(513,338)
Due from Banks at End of Year	$ 553
RECONCILIATION OF INCREASE IN NET ASSETS TO NET CASH PROVIDED BY OPERATING ACTIVITIES:	
Increase in net assets	$ 6,344
Adjustments to reconcile increase in net assets to net cash provided by operating activities:	
Undisbursed commitments	552,417
Accounts payable and other liabilities	102
Advances under TA grants	(43,036)
Accrued income from investments	(1,936)
Net Cash Provided by Operating Activities	$ 513,891

The accompanying notes are an integral part of these financial statements (ATF-4).

ASIAN DEVELOPMENT BANK—ASIAN TSUNAMI FUND

NOTES TO FINANCIAL STATEMENTS

31 December 2005

NOTE A—NATURE OF OPERATIONS

The Asian Tsunami Fund (ATF) was established on 11 February 2005 in response to the special circumstances surrounding the developing member countries (DMCs) that were stricken by the effects of the tsunami on 26 December 2004. The purpose of ATF is to provide emergency grant financing promptly and effectively to affected DMCs in the form of technical assistance (TAs) and investment projects to support reconstruction, rehabilitation and associated development activities following the tsunami disaster.

ATF will serve as a dedicated source of grant financing to support priority rehabilitation and reconstruction needs on a multi-sector basis. Resources from the Fund will be available to central governments and other suitable entities including, non-governmental organizations.

ATF's resources may consist of allocations from the net income of ordinary capital resources (OCR) and contributions from bilateral, multilateral and individual sources.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the ATF are presented on the basis of those for not-for-profit organizations.

ATF reports donor's contributions of cash and other assets as unrestricted asset as these are made available to ATF without conditions other than for the purposes of pursuing its objectives.

Contributions

Contributions from donors are included in the financial statements from the date committed.

Grants and Undisbursed Commitments

Grants are recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the project, any undisbursed amount is written back as a reduction in grants for the period and the corresponding undisbursed commitment is accordingly eliminated. Total undisbursed commitments are denominated in United States dollars and represent effective grant for projects, which have not been disbursed.

Functional and Reporting Currency

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of ATF.

Translation of Currencies

Assets, liabilities, and uncommitted balances in currencies other than United States dollars are translated at the applicable rates of exchange at the end of the reporting period. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. Revenue and expense amounts in currencies other than United States dollars are translated for each semi-monthly period generally at the applicable rates of exchange at the beginning of each period; such practice approximates the application of average rates in effect during the period. Translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

In October 2005, the Board of Directors approved the adoption of daily exchange rates for accounting and financial reporting purposes effective from 1 January 2006. The use of daily exchange rates will allow transactions denominated in non-US dollar to be translated using exchange rates at time of transactions.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and uncommitted balances as at the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, ATF considers that its cash and cash equivalents are limited to "DUE FROM BANKS."

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999. ATF is restricted by its Investment Authority to invest in government and government-related debt instruments and in time deposits. In the US dollar portfolio only and up to limited amounts, investments may be made in corporate bonds rated A or better, AAA-rated asset-backed securities, and AAA-rated mortgage-backed securities.

All investments comprised of holdings in time deposits denominated in United States dollar as of 31 December 2005. Time deposits are reported at cost. The total investment income reported as of 31 December 2005 consisted of interest income earned during the year.

The annualized rate of return on the average investments held during the period ended 31 December 2005, based on the portfolio held at the beginning and end of each month was 3.46%.

NOTE D—OTHER LIABILITIES

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The Board of Governors may approve allocation of the net income of OCR to special funds, based on the funding and operational requirements of the funds. The administrative and operation expenses pertaining to ATF are settled on regular basis between the OCR and ATF. As of 31 December 2005, $417 was payable to OCR by ATF for administrative expenses.

NOTE E—CONTRIBUTIONS AND UNCOMMITTED BALANCES

In April and May 2005, ADB initially contributed $600,000,000 to ATF. Due to the special circumstance surrounding the 8 October 2005 earthquake, the Board of Governors adopted Resolution to transfer back $40,000,000 of ATF's uncommitted fund to the OCR, which was subsequently transferred to Pakistan Earthquake Fund in November 2005. In addition, Australia and Luxembourg contributed $3,796,000 and $1,000,000, respectively.

Uncommitted balances comprised of amounts which have not been committed by ATF as at 31 December 2005.

NOTE F—UNDISBURSED COMMITMENTS

Undisbursed commitments are denominated in United States dollars and represent grants not yet disbursed. The fair value of undisbursed commitments approximates the amounts outstanding because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE G—FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The carrying amount of time deposits is a reasonable estimate of its fair value.

See Notes B and C for discussions relating to investments and undisbursed commitments. In all other cases, the carrying amounts of ATF's assets, liabilities, and uncommitted balances are considered to approximate fair values for all significant financial instruments.

Report of Independent Auditors to the Asian Development Bank

In our opinion, the accompanying statement of financial position and the related statement of activities and changes in net assets and cash flows present fairly, in all material respects, in terms of United States dollars, the financial position of the Asian Development Bank—Pakistan Earthquake Fund at 31 December 2005, and the results of its activities and changes in net assets and its cash flows for the period from 14 November 2005 (establishment of the Fund) to 31 December 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of the Asian Development Bank. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



PricewaterhouseCoopers
Certified Public Accountants

Singapore
8 March 2006

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND

STATEMENT OF FINANCIAL POSITION
31 December 2005

Expressed in Thousands of United States Dollars (Note B)

ASSETS	
DUE FROM BANKS (Note B)	$ 200
INVESTMENTS (Notes C and F)	
Time deposits	79,865
ACCRUED INCOME	105
DUE FROM CONTRIBUTORS (Notes B and D)	5,327
TOTAL	$85,497
UNCOMMITTED BALANCES	
UNCOMMITTED BALANCES (PEF-2) (Notes E and F)	
Unrestricted net assets	$85,497
TOTAL	$85,497

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND

STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Period from 14 November to 31 December 2005

Expressed in Thousands of United States Dollars (Note B)

CHANGES IN UNRESTRICTED NET ASSETS	
CONTRIBUTIONS (Notes B and D)	$85,379
REVENUE FROM INVESTMENTS (Note C)	170
CONTRIBUTIONS AND REVENUE	85,549
EXCHANGE LOSSES (Note B)	(52)
NET ASSETS AT END OF YEAR	$85,497

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND

STATEMENT OF CASH FLOWS

For the Period from 14 November to 31 December 2005

Expressed in Thousands of United States Dollars (Note B)

CASH FLOWS FROM OPERATING ACTIVITIES	
Contributions received	$ 80,000
Interest on investments received	65
Cash Provided by Operating Activities	80,065
CASH FLOWS FROM INVESTING ACTIVITIES	
Maturities of investments	79,000
Acquisition of investments	(158,865)
Net Cash Used in Investing Activities	(79,865)
Due from Banks at End of Year	$ 200
RECONCILIATION OF INCREASE IN NET ASSETS TO CASH PROVIDED BY OPERATING ACTIVITIES:	
Increase in net assets	$ 85,497
Adjustments to reconcile increase in net assets to cash provided by operating activities:	
Accrued interest receivable	(105)
Due from contributors	(5,327)
Cash Provided by Operating Activities	$ 80,065

The accompanying notes are an integral part of these financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND

NOTES TO FINANCIAL STATEMENTS

31 December 2005

NOTE A—NATURE OF OPERATIONS

The Pakistan Earthquake Fund (PEF) was established on 14 November 2005 in response to the special circumstances confronted by Pakistan resulting from the effects of an earthquake on 8 October 2005. The objective of the PEF is to deliver emergency grant financing promptly and effectively to Pakistan for technical assistance and investment projects to support reconstruction, rehabilitation, and associated development activities.

PEF resources will be available to the Government of Pakistan and other suitable entities acceptable to the Government of Pakistan and ADB, including, where appropriate, non-government organizations.

PEF's resources may consist of contributions from ADB and other contributions from bilateral, multilateral, and other sources.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Presentation of the Financial Statements

The financial statements of the PEF are presented on the basis of those for not-for-profit organizations.

PEF reports donor's contributions of cash and other assets as unrestricted asset as these are made available without conditions other than for the purposes of pursuing the objectives of the PEF.

Functional and Reporting Currency

The financial statements are expressed in thousands of current United States dollars. The United States dollar is the functional and reporting currency, representing the currency of the primary economic operating environment.

Contributions

Contributions from donors included in the financial statements are recognized as income from the date committed.

Translation of Currencies

Assets, liabilities, and uncommitted balances in currencies other than United States dollars are translated at the applicable rates of exchange at the end of the reporting period. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. Revenue and expense amounts in currencies other than United States dollars are translated for each semi-monthly period generally at the applicable rates of exchange at the beginning of each period; such practice approximates the application of average rates in effect during the period. Translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

In October 2005, the Board of Directors approved the adoption of daily exchange rates for accounting and financial reporting purposes effective from 1 January 2006. The use of daily exchange rates will allow transactions denominated in non-US dollar to be translated using exchange rates at time of transactions.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, PEF considers that its cash and cash equivalents are limited to "DUE FROM BANKS."

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999. PEF is restricted by its Investment Authority to invest in government and government-related debt instruments and in time deposits. In the US dollar portfolio only and up to limited amounts, investments may be made in corporate bonds rated A or better, AAA-rated asset-backed securities, and AAA-rated mortgage-backed securities.

All investments comprised of holdings in time deposits denominated in United States dollar as of 31 December 2005. Time deposits are reported at cost. The total investment income reported as of 31 December 2005 consisted of interest income earned during the year.

The annualized rate of return on the average investments held during the period ended 31 December 2005, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 4.25%.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

NOTE D—CONTRIBUTIONS

In November 2005, ADB transferred $80,000,000 from OCR Surplus to the PEF. In addition, Finland committed contributions equivalent to $5,379,000, which is included in Due from Contributors.

NOTE E—UNCOMMITTED BALANCES

Uncommitted balances comprised of amounts which have not been committed by PEF as at 31 December 2005.

NOTE F—FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The carrying amount of time deposits is a reasonable estimate of its fair value.

See Notes C and E for discussions relating to investments and uncommitted balances. In all other cases, the carrying amount of PEF's assets and uncommitted balances are considered to approximate fair values for all significant financial instruments.

NOTE G—FUND ADMINISTRATION

The ordinary capital resources (OCR) and special fund resources are at all times used, committed, invested entirely separate from each other. The Board of Governors may approve allocation of the net income of OCR to special funds, based on the funding and operational requirements for the funds. The administrative and operational expenses pertaining to the OCR and special fund resources will be charged to the respective funds. The administrative expenses of ADB are allocated amongst OCR and special funds and are settled on regular basis between the OCR and the special funds.

Statistical Annex



Every effort has been made to ensure the accuracy of the data used in this publication. However, source and interpretation of the data may vary among ADB's publications. ADB, therefore, accepts no responsibility whatsoever from any consequence of their use.

Operational Data

Table 1
PUBLIC AND PRIVATE SECTOR LOAN APPROVALS BY COUNTRY, 2005
($ million)

	OCR	ADF	Total	Total Project Cost[a]	Date Approved
AFGHANISTAN					
Power Transmission and Distribution	–	26.50	26.50	50.00	14 Apr
Fiscal Management and Public Administration Reform Program (Subprogram I)	–	48.00	48.00	55.00	14 Dec
Western Basins Water Resources Management	–	60.50	60.50	87.60	20 Dec
Subtotal	–	135.00	135.00	192.60	
AZERBAIJAN					
East-West Highway Improvement	49.00	3.00	52.00	93.20	08 Dec
Subtotal	49.00	3.00	52.00	93.20	
BANGLADESH					
Emergency Flood Damage Rehabilitation	–	152.30	152.30	240.00	20 Jan
Second Urban Primary Health Care	–	30.00	30.00	90.00	31 May
Gas Transmission and Development	225.00	5.00	230.00	413.00	27 Oct
Agribusiness Development	–	42.50	42.50	60.00	27 Oct
Southwest Area Integrated Water Resources Planning and Management	–	20.00	20.00	43.40	23 Nov
Subtotal	225.00	249.80	474.80	846.40	
BHUTAN					
Road Network	–	27.30	27.30	34.10	30 Sep
Subtotal	–	27.30	27.30	34.10	
CAMBODIA					
Financial Sector Program (Subprogram III)	–	10.00	10.00	10.00	29 Sep
Subtotal	–	10.00	10.00	10.00	
CHINA, PEOPLE'S REPUBLIC OF					
Sanjiang Plain Wetlands Protection	15.00	–	15.00	55.55	14 Mar
Jilin Water Supply and Sewerage Development	100.00	–	100.00	232.20	18 Jul
Fuzhou Environmental Improvement	55.80	–	55.80	185.50	29 Jul
Business Development Bank Limited[b]	20.72	–	20.72	20.72	11 Aug
Central Sichuan Roads Development	600.00	–	600.00	2,077.00	22 Sep
Zhengzhou-Xi'an Railway	400.00	–	400.00	4,131.93	22 Sep
Henan Wastewater Management and Water Supply Sector	100.00	–	100.00	200.00	09 Dec
Hunan Roads Development III	208.00	–	208.00	519.51	15 Dec
Subtotal	1,499.52	–	1,499.52	7,422.41	
COOK ISLANDS					
Cyclone Emergency Assistance	–	2.83	2.83	7.87	30 Jun
Subtotal	–	2.83	2.83	7.87	
FIJI ISLANDS					
Alternative Livelihoods Development	25.00	–	25.00	49.78	28 Mar
Subtotal	25.00	–	25.00	49.78	
INDIA					
Chhattisgarh Irrigation Development	46.11	–	46.11	66.61	29 Mar
Tsunami Emergency Assistance (Sector)	100.00	–	100.00	218.60	14 Apr
Infrastructure Development Finance Company Limited[b]	50.00	–	50.00	50.00	19 Apr
Yes Bank Limited[b]	23.00	–	23.00	23.00	23 Aug
Kerala Sustainable Urban Development	221.20	–	221.20	316.10	20 Dec
Subtotal	440.31	–	440.31	674.31	

– Nil; ADF = Asian Development Fund; OCR = ordinary capital resources.
a Total project cost includes financing by ADB, governments, borrowers, beneficiaries, and subborrowers; cofinancing from official, export credit, and commercial sources; equity sponsors; and local participating private companies and financial institutions.
b Private sector loan without government guarantee.

CONTINUED

	OCR	ADF	[illegible] Total	Total Project Cost[a]	Date Approved
INDONESIA					
Community Water Services and Health	34.10	30.59	64.69	92.38	07 Apr
Road Rehabilitation-2	151.00	–	151.00	215.80	29 Sep
Local Government Finance and Governance Reform Sector Development Program					
– Program Loan	300.00	–	300.00	300.00	03 Nov
– Project Loan	–	30.00	30.00	42.90	03 Nov
Tangguh Liquefied Natural Gas[b]	350.00	–	350.00	6,303.00	14 Dec
Rural Infrastructure Support	–	50.00	50.00	60.81	19 Dec
Development Policy Support Program	200.00	–	200.00	200.00	21 Dec
Subtotal	1,035.10	110.59	1,145.69	7,214.89	
KYRGYZ REPUBLIC					
Banking Sector and Capital Market Development Program	–	15.50	15.50	15.50	20 Dec
Subtotal	–	15.50	15.50	15.50	
LAO PEOPLE'S DEMOCRATIC REPUBLIC					
Greater Mekong Subregion: Nam Theun 2 Hydroelectric					
– Private Sector Loan	50.00	–	50.00	1,450.00	04 Apr
– Public Sector Loan	20.00	–	20.00		04 Apr
Subtotal	70.00	–	70.00	1,450.00	
MALDIVES					
Tsunami Emergency Assistance	–	1.80	1.80	25.30	31 Mar
Regional Development Project, Phase II – Environmental Infrastructure and Management	–	6.00	6.00	7.50	28 Apr
Subtotal	–	7.80	7.80	32.80	
MONGOLIA					
Financial Regulation and Governance Program	–	10.00	10.00	10.00	15 Dec
Subtotal	–	10.00	10.00	10.00	
PAKISTAN					
Agribusiness Development	–	31.00	31.00	49.00	19 May
Infrastructure Development	–	25.00	25.00	33.67	18 Aug
New Bong Escape Hydropower[b]	37.30	–	37.30	149.20	21 Nov
Balochistan Devolved Social Services Program					
– Program Loan	130.00	65.00	195.00	200.00	08 Dec
– TA Loan	–	5.00	5.00	6.25	08 Dec
National Highway Development Sector Investment Program	–	3.00	3.00	3.00	13 Dec
Rawalpindi Environmental Improvement	20.00	40.00	60.00	85.70	13 Dec
Earthquake Emergency Assistance	–	220.00	220.00	374.20	13 Dec
Punjab Resource Management Program–Subprogram 2	200.00	–	200.00	200.00	14 Dec
Subtotal	387.30	389.00	776.30	1,101.02	
PHILIPPINES					
Purchase and Resolution of Equitable PCI Bank's Portfolio of Nonperforming Loans and Assets[b]	5.00	–	5.00	5.00	24 Jun
Small and Medium Enterprise Development Support	25.00	–	25.00	26.00	29 Sep
Microfinance Development Program	150.00	–	150.00	150.00	22 Nov
Subtotal	180.00	–	180.00	181.00	
SAMOA					
Education Sector II	–	8.06	8.06	30.00	16 Dec
Subtotal	–	8.06	8.06	30.00	

– Nil; ADF = Asian Development Fund; OCR = ordinary capital resources; TA = technical assistance.

a Total project cost includes financing by ADB, governments, borrowers, beneficiaries, and subborrowers; cofinancing from official, export credit, and commercial sources; equity sponsors; and local participating private companies and financial institutions.

b Private sector loan without government guarantee.

CONTINUED

	OCR	ADF	Total	Total Project Cost[a]	Date Approved
SRI LANKA					
Tsunami-Affected Areas Rebuilding	–	7.00	7.00	249.30	14 Apr
North East Community Restoration and Development II	–	26.00	26.00	55.00	14 Apr
Technical Education Development	–	20.00	20.00	26.70	21 Nov
Local Government Infrastructure Improvement	–	50.00	50.00	66.70	24 Nov
National Highways Sector	150.00	–	150.00	208.00	15 Dec
Subtotal	150.00	103.00	253.00	605.70	
TAJIKISTAN					
Dushanbe-Kyrgyz Border Road Rehabilitation (Phase II)	–	29.50	29.50	39.50	17 Nov
Subtotal	–	29.50	29.50	39.50	
UZBEKISTAN					
Information and Communications Technology in Basic Education	–	30.00	30.00	43.00	27 Oct
Kashkadarya and Navoi Rural Water Supply and Sanitation Sector	–	25.00	25.00	36.00	12 Dec
Subtotal	–	55.00	55.00	79.00	
VIET NAM					
Preventive Health System Support	–	27.90	27.90	47.54	25 Aug
Support the Implementation of the Poverty Reduction Program II	–	15.00	15.00	225.00	03 Nov
Central Region Transport Networks Improvement Sector	–	94.50	94.50	138.00	11 Nov
Greater Mekong Subregion: Kunming-Haiphong Transport Corridor—Noi Bai-Lao Cai Highway Technical Assistance	–	6.00	6.00	8.00	19 Dec
Central Region Water Resources	–	74.30	74.30	99.00	19 Dec
Northern Power Transmission Expansion Sector	360.00	–	360.00	452.70	21 Dec
Subtotal	360.00	217.70	577.70	970.24	
REGIONAL					
Establishment of the Pacific Aviation Safety Office	–	1.50	1.50	2.10	22 Sep
Subtotal	–	1.50	1.50	2.10	
TOTAL	4,421.23	1,375.58	5,796.81	21,062.41	

– Nil; ADF = Asian Development Fund; OCR = ordinary capital resources.

a Total project cost includes financing by ADB, governments, borrowers, beneficiaries, and subborrowers; cofinancing from official, export credit, and commercial sources; equity sponsors; and local participating private companies and financial institutions.

STATISTICAL ANNEX

Table 2
SPECIAL FUNDS GRANT-FINANCED PROJECTS, 2005[a]

	$ Million	Date Approved
A. ASIAN DEVELOPMENT FUND (ADF IX)		
AFGHANISTAN		
Power Transmission and Distribution[b]	23.50	14 Apr
Qaisar-Bala Murghab Road	55.00	12 Jul
Fiscal Management and Public Administration Reform Program[b]	7.00	14 Dec
Western Basins Water Resources Management[b]	14.50	20 Dec
Subtotal	100.00	
BANGLADESH		
Second Urban Primary Health Care – HIV/AIDS and Infectious Disease Control[b]	10.00	31 May
Subtotal	10.00	
CAMBODIA		
Tonle Sap Rural Water Supply and Sanitation Sector	18.00	20 Oct
GMS Regional Communicable Diseases Control (Cambodia)[c]	9.00	21 Nov
Tonle Sap Sustainable Livelihoods	15.00	21 Dec
Subtotal	42.00	
KYRGYZ REPUBLIC		
Second Education	15.50	27 Oct
Subtotal	15.50	
LAO PEOPLE'S DEMOCRATIC REPUBLIC		
Northern and Central Regions Water Supply and Sanitation Sector	10.00	25 Aug
GMS Regional Communicable Diseases Control (Lao PDR)[c]	6.00	21 Nov
Subtotal	16.00	
PAKISTAN		
Balochistan Devolved Social Services - HIV/AIDs and Infectious Diseases Control[b]	5.00	08 Dec
Subtotal	5.00	
SRI LANKA		
North East Community Restoration and Development II[b]	14.00	14 Apr
Subtotal	14.00	
TAJIKISTAN		
Dushanbe-Kyrgyz Border Road Rehabilitation (Phase II) - HIV/AIDS and Migration[b]	0.50	17 Nov
Subtotal	0.50	
TIMOR-LESTE		
Road Sector Improvement	10.00	27 Sep
Subtotal	10.00	
VIET NAM		
Preventive Health System Support[b]	10.14	25 Aug
Central Region Transport Networks Improvement Sector[b]	0.50	11 Nov
GMS Regional Communicable Diseases Control (Viet Nam)[c]	15.00	21 Nov
Subtotal	25.64	

a See Table 34 for projects financed by thematic funds.
b Grant component of the loan project.
c Component of the GMS Regional Communicable Diseases Control project.

CONTINUED

	$ Million	Date Approved
REGIONAL		
HIV/AIDS Prevention and Capacity Development in the Pacific	8.00	08 Nov
Subtotal	8.00	
TOTAL ADF IX	246.64	
B. ASIAN TSUNAMI FUND (ATF)		
INDIA		
Tsunami Emergency Assistance (Sector)[b]	100.00	14 Apr
Subtotal	100.00	
INDONESIA		
Earthquake and Tsunami Emergency Support	290.00	7 Apr
Contribution to the Multidonor Trust Fund	10.00	7 Apr
Subtotal	300.00	
MALDIVES		
Tsunami Emergency Assistance[b]	20.00	31 Mar
Subtotal	20.00	
SRI LANKA		
Tsunami-Affected Areas Rebuilding[b]	150.00	14 Apr
Subtotal	150.00	
TOTAL ATF	570.00	
C. PAKISTAN EARTHQUAKE FUND (PEF)		
PAKISTAN		
Earthquake Emergency Assistance	80.00	13 Dec
TOTAL PEF	80.00	
GRAND TOTAL	896.64	

a See Table 34 for projects financed by thematic funds.
b Grant component of the loan project.
c Component of the GMS Regional Communicable Diseases Control project.

Table 3
LOAN APPROVALS BY SECTOR: 3-YEAR MOVING AVERAGES, 1968-1970—2003-2005

	Total Lending[a] ($ million)	Agriculture and Natural Resources	Education	Energy	Finance	Health, Nutrition, and Social Protection	Industry and Trade	Law, Economic Management, and Public Policy	Transport and Communications	Water Supply, Sanitation, and Waste Management	Multisector
Average during		(percent of total lending)									
1968-1970	128.44	18.32	0.78	11.98	14.27	0.00	24.92	0.00	24.03	5.32	0.38
1969-1971	199.25	19.16	0.50	25.38	13.45	0.00	15.89	0.00	21.68	3.70	0.24
1970-1972	271.92	13.86	0.82	33.06	10.71	0.00	9.95	0.00	21.49	9.93	0.18
1971-1973	330.53	12.72	1.02	32.18	11.29	0.00	7.68	0.00	23.88	11.23	0.00
1972-1974	428.42	14.17	0.79	26.71	12.73	0.00	8.46	0.00	21.32	13.33	2.49
1973-1975	543.15	16.57	1.28	23.03	13.36	0.00	16.03	0.00	17.68	9.16	2.89
1974-1976	661.29	17.48	0.73	20.74	14.67	0.00	14.53	0.00	16.61	9.06	6.18
1975-1977	774.22	17.85	1.49	21.50	13.09	0.00	12.17	0.00	16.97	8.42	8.51
1976-1978	940.36	17.56	2.95	21.11	11.01	1.36	10.16	0.00	15.98	8.97	10.90
1977-1979	1,098.92	19.65	5.13	22.84	9.54	1.17	9.55	0.00	12.10	8.71	11.31
1978-1980	1,282.01	22.81	5.56	23.74	7.71	1.41	8.42	0.00	12.38	8.04	9.93
1979-1981	1,454.96	24.70	5.35	26.21	7.28	1.72	9.21	0.00	9.41	7.67	8.45
1980-1982	1,598.97	29.52	4.41	27.61	6.04	2.00	7.43	0.00	11.53	5.87	5.59
1981-1983	1,751.46	31.78	5.19	26.60	6.61	2.91	8.00	0.00	7.52	6.87	4.52
1982-1984	1,937.03	34.36	5.33	28.98	4.09	1.88	4.05	0.00	12.12	5.94	3.25
1983-1985	1,978.52	31.63	5.27	24.63	4.48	2.42	3.75	0.00	12.75	8.36	6.71
1984-1986	2,013.77	32.17	4.95	25.27	3.82	2.02	2.23	0.00	14.40	6.02	9.12
1985-1987	2,081.84	27.37	3.97	17.47	7.80	2.19	7.53	0.00	20.54	4.75	8.38
1986-1988	2,512.17	22.78	5.20	18.76	8.07	1.60	12.68	0.00	23.12	1.47	6.32
1987-1989	3,053.72	19.80	4.97	16.07	12.25	1.91	12.47	0.00	23.47	3.42	5.65
1988-1990	3,564.93	22.53	6.33	20.48	10.96	1.35	7.58	0.00	20.68	3.38	6.71
1989-1991	4,115.49	22.51	5.25	25.79	9.43	1.43	6.79	0.00	17.93	3.09	7.77
1990-1992	4,610.39	18.03	5.00	28.91	7.96	1.14	6.40	0.00	20.60	2.04	9.91
1991-1993	5,022.89	11.37	5.18	31.01	6.60	1.26	8.48	0.09	23.47	3.07	9.47
1992-1994	4,665.65	9.19	4.90	29.63	6.11	1.56	5.08	0.09	29.31	4.43	9.70
1993-1995	4,791.51	10.83	5.74	31.66	5.61	1.13	3.58	0.09	26.79	6.34	8.22
1994-1996	4,806.49	14.06	5.64	27.55	6.15	1.65	1.52	1.77	25.64	5.63	10.39
1995-1997	6,718.17	10.34	6.71	18.66	30.05	1.70	1.31	1.84	16.33	5.21	7.85
1996-1998	6,883.72	7.34	5.46	11.67	34.77	5.50	1.21	2.02	18.49	3.87	9.67
1997-1999	6,776.72	5.50	4.64	9.76	34.13	6.76	2.00	4.38	16.83	4.92	11.08
1998-2000	5,499.56	7.77	4.01	13.94	12.54	8.09	4.64	5.30	23.49	4.64	15.58
1999-2001	5,284.95	10.83	4.96	15.92	3.60	3.58	5.02	10.96	23.99	4.23	16.91
2000-2002	5,526.40	11.09	5.35	17.02	8.60	1.58	3.83	9.51	27.04	2.98	13.00
2001-2003	5,693.81	9.18	4.10	14.27	7.44	1.35	2.61	10.40	33.23	5.32	12.10
2002-2004	5,660.59	6.45	4.24	14.62	8.72	2.62	2.99	8.55	36.99	4.93	9.89
2003-2005	5,706.88	5.29	2.89	14.82	5.08	2.70	2.27	9.71	36.98	7.39	12.87
Cumulative (1968-2005)	116,040.44	15,711.56	5,497.93	23,341.85	13,975.20	3,031.57	5,507.54	4,396.94	27,022.48	5,863.08	11,692.28

a Totals may not add due to rounding.

STATISTICAL ANNEX

Table 4
LOAN APPROVALS BY SECTOR, 2005

		$ Million		
		OCR	ADF	Total
AGRICULTURE AND NATURAL RESOURCES				
AFG	Western Basins Water Resources Management	–	60.50	60.50
BAN	Agribusiness Development	–	42.50	42.50
BAN	Southwest Area Integrated Water Resources Planning and Management	–	20.00	20.00
FIJ	Alternative Livelihoods Development	25.00	–	25.00
IND	Chhattisgarh Irrigation Development	46.11	–	46.11
PAK	Agribusiness Development	–	31.00	31.00
PRC	Sanjiang Plain Wetlands Protection	15.00	–	15.00
VIE	Central Region Water Resources	–	74.30	74.30
	Subtotal	86.11	228.30	314.41
EDUCATION				
SAM	Education Sector II	–	8.06	8.06
SRI	Technical Education Development	–	20.00	20.00
UZB	Information and Communications Technology in Basic Education	–	30.00	30.00
	Subtotal	–	58.06	58.06
ENERGY				
AFG	Power Transmission and Distribution	–	26.50	26.50
BAN	Gas Transmission and Development	225.00	5.00	230.00
INO	Tangguh Liquefied Natural Gas[a]	350.00	–	350.00
LAO	Greater Mekong Subregion: Nam Theun 2 Hydroelectric			
	– Private Sector Loan	50.00	–	50.00
	– Public Sector Loan	20.00	–	20.00
PAK	New Bong Escape Hydropower[a]	37.30	–	37.30
VIE	Northern Power Transmission Expansion Sector	360.00	–	360.00
	Subtotal	1,042.30	31.50	1,073.80
FINANCE				
CAM	Financial Sector Program (Subprogram III)	–	10.00	10.00
IND	Infrastructure Development Finance Company Limited[a]	50.00	–	50.00
IND	Yes Bank Limited[a]	23.00	–	23.00
KGZ	Banking Sector and Capital Market Development Program	–	15.50	15.50
MON	Financial Regulation and Governance Program	–	10.00	10.00
PHI	Purchase and Resolution of Equitable PCI Bank's Portfolio of Nonperforming Loans and Assets[a]	5.00	–	5.00
PHI	Microfinance Development Program	150.00	–	150.00
PRC	Business Development Bank Limited[a]	20.72	–	20.72
	Subtotal	248.72	35.50	284.22
HEALTH, NUTRITION, AND SOCIAL PROTECTION				
BAN	Second Urban Primary Health Care	–	30.00	30.00
VIE	Preventive Health System Support	–	27.90	27.90
	Subtotal	–	57.90	57.90
INDUSTRY AND TRADE				
PHI	Small and Medium Enterprise Development Support	25.00	–	25.00
	Subtotal	25.00	–	25.00

– Nil; ADF = Asian Development Fund; OCR = ordinary capital resources.
a Private sector loan without government guarantee.
Key: AFG (Afghanistan), BAN (Bangladesh), CAM (Cambodia), FIJ (Fiji Islands), IND (India), INO (Indonesia), KGZ (Kyrgyz Republic), LAO (Lao PDR), MON (Mongolia), PAK (Pakistan), PHI (Philippines), PRC (People's Republic of China), SAM (Samoa), SRI (Sri Lanka), UZB (Uzbekistan), and VIE (Viet Nam).

CONTINUED

		$ Million		
		OCR	ADF	Total
LAW, ECONOMIC MANAGEMENT, AND PUBLIC POLICY				
AFG	Fiscal Management and Public Administration Reform Program (Subprogram I)	-	48.00	48.00
INO	Local Government Finance and Governance Reform Sector Development Program	300.00	30.00	330.00
INO	Development Policy Support Program	200.00	–	200.00
PAK	Punjab Resource Management Program–Subprogram 2	200.00	-	200.00
	Subtotal	700.00	78.00	778.00
TRANSPORT AND COMMUNICATIONS				
AZE	East-West Highway Improvement	49.00	3.00	52.00
BHU	Road Network	–	27.30	27.30
INO	Road Rehabilitation-2	151.00	–	151.00
PAK	National Highway Development Sector Investment Program	-	3.00	3.00
PRC	Central Sichuan Roads Development	600.00	-	600.00
PRC	Zhengzhou-Xi'an Railway	400.00	–	400.00
PRC	Hunan Roads Development III	208.00	–	208.00
REG	Establishment of the Pacific Aviation Safety Office	–	1.50	1.50
SRI	National Highways Sector	150.00	-	150.00
TAJ	Dushanbe-Kyrgyz Border Road Rehabilitation (Phase II)	–	29.50	29.50
VIE	Central Region Transport Networks Improvement Sector	-	94.50	94.50
VIE	Greater Mekong Subregion: Kunming-Haiphong Transport Corridor – Noi Bai-Lao Cai Highway Technical Assistance	–	6.00	6.00
	Subtotal	1,558.00	164.80	1,722.80
WATER SUPPLY, SANITATION, AND WASTE MANAGEMENT				
IND	Kerala Sustainable Urban Development	221.20	–	221.20
MLD	Regional Development Project, Phase II – Environmental Infrastructure and Management	–	6.00	6.00
PAK	Rawalpindi Environmental Improvement	20.00	40.00	60.00
PRC	Jilin Water Supply and Sewerage Development	100.00	–	100.00
PRC	Fuzhou Environmental Improvement	55.80	–	55.80
PRC	Henan Wastewater Management and Water Supply Sector	100.00	–	100.00
SRI	Local Government Infrastructure Improvement	–	50.00	50.00
UZB	Kashkadarya and Navoi Rural Water Supply and Sanitation Sector	–	25.00	25.00
	Subtotal	497.00	121.00	618.00
MULTISECTOR				
BAN	Emergency Flood Damage Rehabilitation	–	152.30	152.30
COO	Cyclone Emergency Assistance	–	2.83	2.83
IND	Tsunami Emergency Assistance (Sector)	100.00	–	100.00
INO	Community Water Services and Health	34.10	30.59	64.69
INO	Rural Infrastructure Support	–	50.00	50.00
MLD	Tsunami Emergency Assistance	–	1.80	1.80
PAK	Infrastructure Development	-	25.00	25.00
PAK	Balochistan Devolved Social Services Program			
	– Program Loan	130.00	65.00	195.00
	– TA Loan	-	5.00	5.00
PAK	Earthquake Emergency Assistance	-	220.00	220.00
SRI	Tsunami-Affected Areas Rebuilding	–	7.00	7.00
SRI	North East Community Restoration and Development II	–	26.00	26.00
VIE	Support the Implementation of the Poverty Reduction Program II	–	15.00	15.00
	Subtotal	264.10	600.52	864.62
TOTAL		4,421.23	1,375.58	5,796.81

– Nil; ADF = Asian Development Fund; OCR = ordinary capital resources; TA = technical assistance.
a Private sector loan without government guarantee.
Key: AFG (Afghanistan), AZE (Azerbaijan), BAN (Bangladesh), BHU (Bhutan), COO (Cook Islands), IND (India), INO (Indonesia), MLD (Maldives), PAK (Pakistan), PRC (People's Republic of China), REG (Regional), SRI (Sri Lanka), TAJ (Tajikistan), UZB (Uzbekistan), VIE (Viet Nam).

Table 5
SECTORAL DISTRIBUTION OF LOANS,[a] 2005, 1967–2005

	2005								Cumulative as of 2005[c]		
	OCR		ADF		Total						
	No. of Loans	$ Million	No. of Loans	$ Million	No. of Projects[b]	$ Million	%		No. of Loans	$ Million	%
Agriculture and Natural Resources	3	86.11	5	228.30	8	314.41	5.42		476	15,711.56	13.54
Education	–	–	3	58.06	3	58.06	1.00		147	5,497.93	4.74
Energy	6	1,042.30	2	31.50	6	1,073.80	18.52		329	23,341.85	20.11
Finance	5	248.72	3	35.50	8	284.22	4.90		185	13,975.20	12.04
Health, Nutrition, and Social Protection	–	–	2	57.90	2	57.90	1.00		69	3,031.57	2.61
Industry and Trade	1	25.00	–	–	1	25.00	0.43		172	5,507.54	4.75
Law, Economic Management, and Public Policy	3	700.00	2	78.00	4	778.00	13.42		64	4,396.94	3.79
Transport and Communications	6	1,558.00	7	164.80	12	1,722.80	29.72		361	27,022.48	23.29
Water Supply, Sanitation, and Waste Management	5	497.00	4	121.00	8	618.00	10.66		151	5,863.08	5.05
Multisector	3	264.10	12	600.52	12	864.62	14.92		244	11,692.28	10.08
TOTAL[c]	32	4,421.23	40	1,375.58	64	5,796.81	100.00[c]		2,198	116,040.44	100.00

– Nil; ADF = Asian Development Fund; OCR = ordinary capital resources.
a Includes private sector loans.
b A project with multiple loans is counted as one project.
c Totals may not add due to rounding.

Table 6
LOAN APPROVALS BY COUNTRY AND SOURCE OF FUNDS,[a] 2005
(amounts in $ million)

	OCR	ADF	Total	%
Afghanistan	–	135.00	135.00	2.33
Azerbaijan	49.00	3.00	52.00	0.90
Bangladesh	225.00	249.80	474.80	8.19
Bhutan	–	27.30	27.30	0.47
Cambodia	–	10.00	10.00	0.17
China, People's Republic of	1,499.52	–	1,499.52	25.87
Cook Islands	–	2.83	2.83	0.05
Fiji Islands	25.00	–	25.00	0.43
India	440.31	–	440.31	7.60
Indonesia	1,035.10	110.59	1,145.69	19.76
Kyrgyz Republic	–	15.50	15.50	0.27
Lao People's Democratic Republic	70.00	–	70.00	1.21
Maldives	–	7.80	7.80	0.13
Mongolia	–	10.00	10.00	0.17
Pakistan	387.30	389.00	776.30	13.39
Philippines	180.00	–	180.00	3.10
Samoa	–	8.06	8.06	0.14
Sri Lanka	150.00	103.00	253.00	4.36
Tajikistan	–	29.50	29.50	0.51
Uzbekistan	–	55.00	55.00	0.95
Viet Nam	360.00	217.70	577.70	9.97
Regional	–	1.50	1.50	0.03
TOTAL[b]	4,421.23	1,375.58	5,796.81	100.00

– Nil; ADF = Asian Development Fund; OCR = ordinary capital resources.
a Includes loans to private sector without government guarantee.
b Totals may not add due to rounding.

Table 7
PROJECTS INVOLVING COFINANCING, 2005
($ million)

	ADB Amount	Cofinancing[a] Official Grants	Cofinancing[a] Official Loans	Cofinancing[a] Commercial[b]	Source of Cofinancing
EAST AND CENTRAL ASIA					
AZERBAIJAN					
East-West Highway Improvement	52.00		10.40		Islamic Development Bank (IsDB)
			11.00		Saudi Fund for Development
CHINA, PEOPLE'S REPUBLIC OF					
Central Sichuan Roads Development	600.00			544.90	China Development Bank (CDB), People's Republic of China (PRC)
Fuzhou Environmental Improvement	55.80			27.19	Industrial and Commercial Bank of China, PRC
Henan Wastewater Management and Water Supply Sector	100.00			27.20	Domestic banks in PRC
Hunan Roads Development III	208.00			157.19	State Development Bank, PRC
Jilin Water Supply and Sewerage Development	100.00			5.80	Domestic banks in PRC
Sanjiang Plain Wetlands Protection	15.00	12.14[c]			Global Environment Facility
Zhengzhou-Xi'an Railway	400.00			1,667.27	CDB, PRC
UZBEKISTAN					
Western Uzbekistan Rural Water Supply	38.00[d]		12.00		Iran
Subtotal	1,568.80	12.14	33.40	2,429.55	
MEKONG					
CAMBODIA					
Tonle Sap Sustainable Livelihoods	15.00[e]	4.74[c]			Finland
Commune Council Development	10.00[d]	0.57[c]			Swedish International Development Agency (Sida)
LAO PEOPLE'S DEMOCRATIC REPUBLIC					
Greater Mekong Subregion Nam Theun 2 Hydroelectric	20.00	6.50			Agence Française de Développement (AFD), France
			52.00		European Investment Bank
		20.00			International Development Agency (IDA)
Northern and Central Regions Water Supply and Sanitation Sector	10.00[e]	1.70			Norwegian Agency for International Development
			9.00[c]		OPEC Fund for International Development (OPEC Fund)
Nam Theun 2 Power Company Limited for the GMS Nam Theun 2 Hydroelectric	50.00		27.00		AFD
				45.00	Commercial lenders with a guarantee from IDA
				45.00	Commercial lenders with a guarantee from Multilateral Investment Guarantee Agency
				166.50	Compagnie Française d'Assurance pour le Commerce Exterieure
			27.00		Nordic Investment Bank
				50.00[c]	Commercial lenders with ADB Political Risk Guarantee
			27.00		Societé de Promotion et de Participation pour le Coopération Economique, France
				450.00	Thai commercial lenders
				22.50	Thai Exim Bank
VIET NAM					
Support the Implementation of the Poverty Reduction Program II	15.00	5.00			Canadian International Development Agency (CIDA)
		10.80			Danish International Development Agency
		35.90			Department for International Development, United Kingdom (DFID)
		9.80			European Commission (EC)
			100.00		IDA
		1.80			Ireland
			22.80		Japan Bank for International Cooperation (JBIC) official development assistance

a Cofinancing is provided in conjunction with ADB-financed projects and programs. Cofinancing opportunities therefore depend on ADB's lending and investment program.
b Comprising debt cofinancing (e.g., syndicated loans, bonds, and floating rate notes) from commercial/market sources and guarantees.
c ADB provides full or partial administration.
d Anchor loan was approved in prior years with cofinancing arranged this year.
e Funding is a grant from either Asian Development Fund (ADF), Asian Tsunami Fund (ATF), or Pakistan Earthquake Fund (PEF).

CONTINUED

	ADB Amount	Cofinancing[a] Official Grants	Loans	Commercial[b]	Source of Cofinancing
		9.80			The Netherlands
		2.40			Spain
Central Region Transport Networks Improvement Sector	95.00[c]		13.92		Nordic Development Fund
REGIONAL					
GMS: Regional Communicable Diseases Control	30.00[d]	0.90			World Health Organization
Subtotal	245.00	109.91	278.72	779.00	
PACIFIC					
FIJI ISLANDS					
Alternative Livelihoods Development	25.00			8.82	Fiji Development Bank
SAMOA					
Education Sector II	8.06	8.60[e]			Australian Agency for International Development
		8.60[e]			New Zealand Agency for International Development
Subtotal	33.06	17.20	–	8.82	
SOUTH ASIA					
AFGHANISTAN					
Emergency Infrastructure Rehabilitation and Reconstruction	150.00[f]	22.00			Kreditstantalt fur Wieraufbau (KfW), Germany
BANGLADESH					
Emergency Flood Damage Rehabilitation	152.30	13.00[e]			The Netherlands
		14.70[e]			Sida
Gas Transmission and Development	230.00	5.00[e]			Norway
Second Urban Primary Health Care	40.00[c]	25.00[e]			DFID
		5.00[e]			Sida
		2.00			United Nations Population Fund
Southwest Area Integrated Water Resources Planning and Management	20.00	12.50[e]			The Netherlands
PAKISTAN					
Earthquake Emergency Assistance	300.00[c]	35.00[e]			EC
New Bong Escape Hydropower	37.30		37.30		IsDB
				37.30	Commercial banks
SRI LANKA					
National Highways Sector	150.00		8.00[e]		OPEC Fund
North East Community Restoration and Development II	40.00[c]	5.90[e]			Sida
Tsunami-Affected Areas Rebuilding	157.00[c]	53.20[e]			EC
			48.00[g]		AFD
Subtotal	1,276.60	193.30	93.30	37.30	
SOUTHEAST ASIA					
INDONESIA					
Community Water Services and Health	64.69	4.00[e]			CIDA
		7.50[e]			DFID
		5.00[e]			The Netherlands
Development Policy Support Program	200.00		400.00		World Bank
Earthquake and Tsunami Emergency Support	290.00[d]	3.50[e]			The Netherlands
Tangguh Liquefied Natural Gas	350.00		1,000.00		JBIC-(non-ODA)
				754.00	International banks
				1,200.00	Commercial banks in PRC
PHILIPPINES					
Small and Medium Enterprise Development Support	25.00			18.40[e]	Commercial lenders with ADB Partial Credit Guarantee
Subtotal	929.69	20.00	1,400.00	1,972.40	
TOTAL COFINANCING	4,053.15	352.55	1,805.42	5,227.07	
of which, ADB-administered	322.85	223.95	30.50	68.40	

– Nil.

a Cofinancing is provided in conjunction with ADB-financed projects and programs. Cofinancing opportunities therefore depend on ADB's lending and investment program.

b Comprising debt cofinancing (e.g., syndicated loans, bonds, and floating rate notes) from commercial/market sources and guarantees.

c Funding includes an ADF loan and a grant package.

d Funding is a grant from either Asian Development Fund (ADF), Asian Tsunami Fund (ATF), or Pakistan Earthquake Fund (PEF).

e ADB provides full or partial administration.

f Anchor loan was approved in prior years with cofinancing arranged this year.

g ADB provides partial administration of the cofinanced component up to $13.5 million equivalent.

Table 8
LOAN DISBURSEMENTS, 2004 AND 2005
(amounts in $ thousand)

	2004					
	OCR	% of Total OCR	ADF	% of Total ADF	Total	% of Total Disbursements
Project[a]						
Nondevelopment Finance Institution	1,219,033	49	607,040	57	1,826,073	51
Development Finance Institution	33,320	1	–	–	33,320	1
Total Project Loans	1,252,353	50	607,040	57	1,859,393	52
Program[b]	908,688	36	230,328	22	1,139,016	32
Sector[c]	237,614	10	217,727	21	455,341	13
Private Sector[d]	109,414	4	–	–	109,414	3
TOTAL	2,508,069	100	1,055,095	100	3,563,164	100

	2005						% Change (2005/2004)		
	OCR	% of Total OCR	ADF	% of Total ADF	Total	% of Total Disburse-ments	OCR	ADF	Total
Project[a]									
Nondevelopment Finance Institution	1,416,233	40	761,893	61	2,178,126	46	16	26	19
Development Finance Institution	66,515	2	–	–	66,515	1	100	–	100
Total Project Loans	1,482,748	42	761,893	61	2,244,641	47	18	26	21
Program[b]	1,500,094	43	308,580	25	1,808,674	38	65	34	59
Sector[c]	311,096	9	176,332	14	487,428	10	31	(19)	7
Private Sector[d]	204,449	6	–	–	204,449	4	87	–	87
TOTAL	3,498,387	100	1,246,805	100	4,745,192	100	39	18	33

– Nil; ADF = Asian Development Fund; OCR = ordinary capital resources.
( ) Negative.
a A project loan is a loan provided to finance specific projects. ADB uses development finance institutions in its developing member countries (DMCs) as vehicles to finance small- and medium-sized projects in the private sector.
b A program loan is a loan provided to support DMCs' efforts to improve the policy, institutional, and investment environments of sector development. It helps meet short-term costs that policy adjustments entail.
c A sector loan is a loan provided to develop a specific sector or subsector. It finances a large number of subprojects in a single sector or subsector.
d Excludes equity investments.

Table 9
PROGRAM LOAN DISBURSEMENTS, 2005
($ million)

	OCR	ADF	Total
Afghanistan	–	1.89	1.89
Bangladesh	50.00	4.78	54.78
Cambodia	–	22.94	22.94
India	205.00	–	205.00
Indonesia	750.00	–	750.00
Lao People's Democratic Republic	–	11.29	11.29
Mongolia	–	8.80	8.80
Nepal	–	2.48	2.48
Pakistan	280.09	152.32	432.41
Philippines	175.00	–	175.00
Sri Lanka	20.00	–	20.00
Tajikistan	–	8.34	8.34
Uzbekistan	20.00	–	20.00
Viet Nam	–	95.75	95.75
TOTAL	1,500.09	308.58	1,808.67

– Nil; ADF = Asian Development Fund; OCR = ordinary capital resources.

Table 10
PRIVATE SECTOR APPROVALS AND TOTAL PROJECT COSTS BY COUNTRY, 2005
($ million)

	Loan	Equity Invest-ment	Total ADB Funds	Complementary Loan/Political Risk Guarantee Coguarantor Program	Partial Credit Guarantee	Political Risk Guarantee	Swap with DMCs	Total ADB Approvals	Total Project Cost
AFGHANISTAN									
Afghanistan Renewal Fund	–	5.50	5.50	–	–	–	–	5.50	20.00
CHINA, PEOPLE'S REPUBLIC OF									
Business Development Bank Limited	20.72	–	20.72	–	–	–		20.72	35.72
Bank of China	–	75.00	75.00	–	–	–		75.00	100.00
Tsinghua Water Infrastructure Development		20.00	20.00	–	–	–		20.00	100.00
INDIA									
Actis Asset Reconstruction Company Private Limited	–	5.60	5.60	–	–	–	–	5.60	22.20
Infrastructure Development Finance Company Limited	50.00	–	50.00	–	–	–	–	50.00	50.00
Yes Bank Limited	23.00	–	23.00	–	–	–		23.00	23.00
BTS India Private Equity Fund	–	15.00	15.00	–	–	–		15.00	50.00
INDONESIA									
Tangguh Liquefied Natural Gas	350.00	–	350.00	–	–	–	–	350.00	6,303.00
LAO PEOPLE'S DEMOCRATIC REPUBLIC									
Nam Theun 2 Power Company Limited	50.00	–	50.00	–	–	50.00	–	100.00	1,450.00
PAKISTAN									
New Bong Escape Hydropower	37.30	–	37.30	–	–	–	–	37.30	149.20
PHILIPPINES									
Cameron Grandville Asset Management Inc.	5.00	–	5.00	–	–	–	–	5.00	10.00
Credit Information Bureau Development Support	–	1.00	1.00	–	18.40	–	–	19.40	38.50
REGIONAL									
Lombard Asia III LP		30.00	30.00					30.00	250.00
Aureos South-East Asia Fund		20.00	20.00					20.00	100.00
Flagship Capital Corporation	–	30.00	30.00	–	–	–	–	30.00	120.00
Inter Asia Capital Inc.		15.00	15.00					15.00	120.00
TOTAL	536.02	217.10	753.12	–	18.40	50.00	–	821.52	8,941.62

– Nil; DMCs = developing member countries.

Table 11
PRIVATE SECTOR APPROVALS AND TOTAL PROJECT COSTS BY SECTOR, 2005
($ million)

	Loan	Equity Invest-ment	Total ADB Funds	Complementary Loan/Political Risk Guarantee Coguarantor Program	Partial Credit Guarantee	Political Risk Guarantee	Swap with DMCs	Total ADB Approvals	Total Project Cost
Infrastructure	437.30	20.00	457.30	–	–	50.00	–	507.30	8,002.20
Investment Funds and Financial Institutions	98.72	197.10	295.82	–	18.40	–	–	314.22	939.42
Others	–	–	–	–	–	–	–	–	–
TOTAL	536.02	217.10	753.12	–	18.40	50.00	–	821.52	8,941.62

– Nil; DMCs = developing member countries.

Table 12
PRIVATE SECTOR APPROVALS BY YEAR, 1983–2005
(amounts in $ million)

	No. of Projects[a]	Loan	Equity Investment[b]	Total ADB Funds	Complementary Loan/Political Risk Guarantee Coguarantor Program	Partial Credit Guarantee	Political Risk Guarantee	Swap with DMCs	Total ADB Approvals[a]	Total Project Cost
1983	2	–	2.96	2.96	–	–	–	–	2.96	36.00
1984	1	–	0.42	0.42	–	–	–	–	0.42	2.80
1985	5	–	3.40	3.40	–	–	–	–	3.40	39.68
1986	5	6.46	6.01	12.47	–	–	–	–	12.47	42.72
1987	8	20.50	27.61	48.11	5.00	–	–	–	53.11	524.34
1988	12	58.00	35.67	93.67	–	–	–	–	93.67	524.24
1989	16	95.70	67.59	163.29	51.10	–	–	–	214.39	1,178.55
1990	17	78.85	35.94	114.79	24.00	–	–	–	138.79	2,051.63
1991	10	156.80	20.52	177.32	–	–	–	–	177.32	1,330.07
1992	4	50.00	5.42	55.42	81.50	–	–	–	136.92	409.39
1993	9	182.10	20.70	202.80	19.30	–	–	–	222.10	1,513.70
1994	9	–	48.70	48.70	–	–	–	–	48.70	919.20
1995	8	68.00	99.41	167.41	5.83	–	–	–	173.24	1,050.32
1996	8	98.50	80.15	178.65	91.50	–	–	–	270.15	1,788.77
1997	5	45.00	49.50	94.50	–	50.00	–	–	144.50	1,239.69
1998	6	136.12	39.44	175.56	151.08	65.00	–	–	391.64	1,152.70
1999	3	101.50	7.40	108.90	61.50	–	–	–	170.40	847.70
2000	11	152.00	77.65	229.65	45.00	–	101.00	–	375.65	1,629.84
2001	6	37.50	30.36	67.86	–	–	–	–	67.86	648.00
2002	7	110.00	35.53	145.53	–	–	60.00	–	205.53	1,176.60
2003	7	167.00	35.65	202.65	100.00	170.00	70.00	–	542.65	2,300.00
2004	15[c]	292.50	164.40	456.90	–	–	10.00	200.00	666.90	2,227.70
2005	17[d]	536.02	217.10	753.12	–	18.40	50.00	–	821.52	8,941.62
TOTAL	191	2,392.55	1,111.53	3,504.08	635.81	303.40	291.00	200.00	4,934.28	31,575.26

– Nil; DMCs = developing member countries.
a Net of cancellations.
b Also includes lines of equity and equity underwritings.
c Includes an approved project for the expansion of the Grameenphone Telecommunications in Bangladesh.
d Includes an approved project for the Infrastructure Development Finance Company Limited in India.

Table 13
CUMULATIVE PRIVATE SECTOR APPROVALS BY COUNTRY, 1983–2005
(amounts in $ million)

	No. of Projects[a]	Loan	Equity Investment[b]	Total ADB Funds	Complementary Loan/Political Risk Guarantee Coguarantor Program	Partial Credit Guarantee	Political Risk Guarantee	Swap with DMCs	Total ADB Approvals[a]	Total Project Cost
Afghanistan	4	35.00	8.10	43.10	–	–	10.00	–	53.10	265.50
Bangladesh	8[c]	137.20	14.98	152.18	20.00	–	70.00	–	242.18	890.36
Bhutan	1	–	0.53	0.53	–	–	–	–	0.53	0.79
China, People's Rep. of	14	137.22	277.30	414.52	171.50	–	–	–	586.02	2,935.52
India	33[d]	310.70	166.75	477.45	5.00	–	–	–	482.45	3,754.06
Indonesia	13	432.00	23.65	455.65	63.50	–	–	–	519.15	7,017.22
Korea, Rep. of	5	–	8.96	8.96	–	–	–	–	8.96	292.23
Lao PDR	1	50.00	–	50.00	–	–	50.00	–	100.00	1,450.00
Malaysia	1	–	2.00	2.00	–	–	–	–	2.00	3.64
Mongolia	1	4.50	1.60	6.10	–	–	–	–	6.10	40.00
Nepal	4	49.55	3.26	52.81	5.83	–	–	–	58.64	218.03
Pakistan	29	279.10	30.63	309.73	129.90	65.00	–	–	504.63	1,960.19
Philippines	23	475.32	40.85	516.17	113.58	18.40	–	200.00	848.15	2,698.72
Samoa	1	–	0.40	0.40	–	–	–	–	0.40	1.60
Sri Lanka	9	72.00	13.58	85.58	–	115.00	31.00	–	231.58	519.73
Thailand	10	71.46	77.07	148.53	100.00	–	70.00	–	318.53	3,071.80
Viet Nam	6	168.50	–	168.50	26.50	–	60.00	–	255.00	1,470.00
Regional	28	170.00	441.87	611.87	–	105.00	–	–	716.87	4,985.87
TOTAL	191	2,392.55	1,111.53	3,504.08	635.81	303.40	291.00	200.00	4,934.29	31,575.26

– Nil; DMCs = developing member countries.
a Net of cancellations.
b Includes equity investments, lines of equity, and equity underwritings.
c Includes an approved project for the expansion of the Grameenphone Telecommunications in Bangladesh.
d Includes an approved project for the Infrastructure Development Finance Co. Limited in India.

Table 14

NUMBER OF LOANS AND PROJECTS APPROVED AND UNDER ADMINISTRATION, PROJECT COMPLETION REPORTS (PCRs) CIRCULATED, PROJECTS COMPLETED, LOANS CLOSED, AND PROJECT/PROGRAM PERFORMANCE AUDIT REPORTS (PPARs) CIRCULATED

(as of 31 December 2005)

STATISTICAL ANNEX

	Cumulative No. of Loans Approved[a]	Cumulative No. of Effective Loans	Cumulative No. of Projects Approved[b]	Cumulative No. of Blended Loans	Cumulative No. of Supplementary Loans	Cumulative No. of Cofinanced Projects
Afghanistan	19	15	18	–	1	6
Azerbaijan	5	1	3	2	–	1
Bangladesh	171	166	155	10	5	78
Bhutan	20	20	19	–	–	7
Cambodia	36	35	28	2	1	15
China, People's Rep. of	119	113	117	–	–	63
Cook Islands	13	13	13	–	–	1
Fiji Islands	16	16	16	–	–	7
Hong Kong, China	5	5	5	–	–	–
India	95	88	82	3	–	23
Indonesia	279	274	247	23	2	61
Kazakhstan	12	12	8	2	–	1
Kiribati	6	6	6	–	–	1
Korea, Rep. of	81	81	80	–	–	8
Kyrgyz Republic	25	23	19	–	–	5
Lao People's Democratic Republic	64	64	57	–	3	36
Malaysia	76	76	74	1	1	9
Maldives	15	13	15	–	–	4
Marshall Islands	12	12	11	1	–	1
Micronesia, Fed. States of	8	6	6	1	–	–
Mongolia	37	36	31	–	–	8
Myanmar	32	32	28	2	2	12
Nauru	1	1	1	–	–	–
Nepal	114	111	102	2	9	44
Pakistan	250	237	191	36	5	76
Papua New Guinea	57	57	46	10	–	11
Philippines	195	193	165	18	4	64
Samoa	31	29	27	–	4	10
Singapore	14	14	14	–	–	2
Solomon Islands	16	16	15	–	–	5
Sri Lanka	133	130	115	10	5	45
Taipei,China	12	12	12	–	–	–
Tajikistan	18	16	14	2	–	3
Thailand	84	84	80	2	2	37
Timor-Leste	–	–	–	–	–	–
Tonga	15	14	15	–	–	3
Turkmenistan	–	–	–	–	–	–
Tuvalu	3	3	2	–	1	–
Uzbekistan	21	18	18	2	–	4
Vanuatu	9	9	8	–	1	3
Viet Nam	73	65	64	3	–	32
Regional[e]	6	5	13	1	–	6
TOTAL	2,198	2,121	1,940	133	46	692

– Nil.

a Includes special assistance loans and private sector loans but excludes loans terminated.

b A project with multiple loans is counted as one project. Supplementary loans, special implementation assistance loans, and subprogram loans of program loan clusters are not counted as separate projects.

c Includes projects/loans that have been approved but still awaiting effectivity, inactive loans, fully disbursed private sector loans without government guarantee but still under administration; excludes projects/loans exclusively financed from other sources.

d Refers to projects physically completed.

No. of Loans Under Administration[c]	No. of Projects Under Administration[a,c]	Cumulative No. of PCRs Circulated/ Prepared	No. of Projects Completed in 2005	No. of Loans Closed in 2005	No. of PCRs Circulated in 2005	No. of PPARs Circulated in 2005	
10	10	–	–	–	–	–	Afghanistan
5	3	–	–	–	–	–	Azerbaijan
41	34	114	4	3	8	1	Bangladesh
5	5	11	3	1	–	–	Bhutan
23	20	9	4	1	2	1	Cambodia
45	44	70	8	1	6	3	China, People's Rep. of
1	1	12	1	1	1	–	Cook Islands
4	4	10	–	–	–	–	Fiji Islands
–	–	5	–	–	–	–	Hong Kong, China
40	36	41	4	2	1	2	India
42	34	178	11	6	14	1	Indonesia
4	3	6	2	–	–	1	Kazakhstan
1	1	4	1	–	–	–	Kiribati
–	–	61	–	–	–	1	Korea, Rep. of
11	11	11	3	2	4	–	Kyrgyz Republic
23	22	33	3	2	3	1	Lao People's Democratic Republic
1	1	54	1	1	–	–	Malaysia
7	7	7	2	1	1	–	Maldives
1	1	8	1	1	–	1	Marshall Islands
5	3	3	–	–	1	–	Micronesia, Fed. States of
16	14	17	2	–	1	1	Mongolia
–	–	26	–	–	–	–	Myanmar
–	–	1	–	–	–	–	Nauru
27	25	74	1	–	1	–	Nepal
73	48	126	11	2	4	2	Pakistan
10	10	33	1	1	–	–	Papua New Guinea
29	24	118	6	6	3	–	Philippines
5	5	20	1	–	–	–	Samoa
–	–	7	–	–	–	–	Singapore
1	1	14	1	1	–	–	Solomon Islands
52	42	70	6	3	3	–	Sri Lanka
–	–	1	–	–	–	–	Taipei,China
12	11	4	4	3	1	–	Tajikistan
2	2	58	1	–	1	2	Thailand
–	–	4	–	–	2	–	Timor-Leste
–	–	16	–	–	1	–	Tonga
–	–	–	–	–	–	–	Turkmenistan
2	1	1	–	–	–	–	Tuvalu
15	14	2	2	2	1	–	Uzbekistan
–	–	8	–	–	–	–	Vanuatu
42	38	20	8	2	2	2	Viet Nam
2	2	3	–	–	–	–	Regional[e]
557	477	1,260	92	42	61	19	TOTAL

e Includes the regional projects–Greater Mekong Subregion (GMS): Phnom Pehn to Ho Chi Minh City Highway (Cambodia and Viet Nam loan components); GMS: East-West Corridor (Lao PDR and Viet Nam loan components); Almaty-Bishkek Regional Road Rehabilitation (Kazakhstan and Kyrgyz Republic loan components); GMS: Mekong Tourism Development (Cambodia, Lao PDR, and Viet Nam loan components); Regional Power Transmission Modernization (Tajikistan and Uzbekistan loan components); Regional Trade Facilitation and Customs Cooperations Program (Kyrgyz Republic and Tajikistan loan components); Asian Finance and Investment Corporation Ltd; and Trade Finance Facilitation Program.

STATISTICAL ANNEX

STATISTICAL ANNEX

Table 15

AMOUNT OF LOANS APPROVED, CONTRACTS AWARDED, AND DISBURSEMENTS

(as of 31 December 2005; amounts in $ million)

	Cumulative Loan Amounts Approved[a]	Cumulative Net Effective Loans[b,c]	Contracts Awarded in 2005[c,d]	Cumulative Contracts Awarded[c,d]
Afghanistan	752.28	597.18	97.73	373.66
Azerbaijan	104.00	22.00	1.38	1.38
Bangladesh	8,044.69	7,692.19	316.86	5,506.49
Bhutan	138.46	138.46	2.47	101.51
Cambodia	850.24	840.24	96.40	622.90
China, People's Rep. of	16,375.40	14,953.60	1,375.53	10,274.47
Cook Islands	29.50	29.50	0.63	28.16
Fiji Islands	249.90	249.90	19.70	181.42
Hong Kong, China	101.50	101.50	–	94.50
India	14,936.21	13,648.90	994.31	9,165.91
Indonesia	20,728.50	20,112.81	909.70	14,056.34
Kazakhstan	501.60	501.60	–	432.44
Kiribati	15.14	15.14	0.94	14.28
Korea, Rep. of	6,338.33	6,338.33	–	5,572.55
Kyrgyz Republic	588.50	565.50	20.05	465.63
Lao People's Democratic Republic	1,183.14	1,183.14	87.03	960.42
Malaysia	1,987.54	1,987.54	3.48	1,422.37
Maldives	91.48	80.48	13.38	65.95
Marshall Islands	78.13	78.13	1.59	65.10
Micronesia, Fed. States of	75.14	56.14	3.76	39.53
Mongolia	620.34	610.34	17.85	484.74
Myanmar	530.86	530.86	–	418.77
Nauru	5.00	5.00	–	2.30
Nepal	2,214.98	2,164.98	69.59	1,454.62
Pakistan	15,035.24	14,147.04	728.46	10,285.51
Papua New Guinea	873.99	873.99	24.95	648.38
Philippines	8,799.03	8,574.03	236.07	5,823.74
Samoa	129.98	115.92	0.35	106.99
Singapore	181.08	181.08	–	130.22
Solomon Islands	79.31	79.31	8.81	63.91
Sri Lanka	3,703.25	3,483.25	184.05	2,653.91
Taipei,China	100.39	100.39	–	90.28
Tajikistan	273.84	224.34	43.74	140.58
Thailand	5,388.07	5,388.07	15.62	4,154.90
Tonga	57.79	52.89	–	58.18
Tuvalu	7.82	7.82	–	4.18
Uzbekistan	914.70	789.70	86.14	421.99
Vanuatu	51.25	51.25	–	47.91
Viet Nam	3,732.37	3,141.67	180.12	1,857.72
Regional[f]	171.50	170.00	–	–
TOTAL	**116,040.44**	**109,884.18**	**5,540.67**	**78,293.82**

– Nil.

a Includes special assistance loans and private sector loans but excludes loans terminated. The US dollar equivalent is in accordance with the prevailing exchange rate at the time of loan approval.

b Net effective loan refers to effective loan amount less cancellation.

c The US dollar equivalent is in accordance with the prevailing exchange rate as of 31 December 2005.

d Excludes private sector loans without government guarantee.

% of Cumulative Contracts Awarded to Cumulative Net Effective Loans[c]	Disbursements in 2005	Cumulative Disbursements[e]	% of Cumulative Disbursements to Cumulative Net Effective Loans	
62.57	58.91	286.65	48.00	Afghanistan
6.27	0.50	0.50	2.29	Azerbaijan
71.59	280.18	5,572.63	72.45	Bangladesh
73.31	12.45	98.82	71.37	Bhutan
74.13	84.47	564.58	67.19	Cambodia
68.71	892.12	9,920.25	66.34	China, People's Rep. of
95.46	1.17	26.15	88.64	Cook Islands
72.60	14.07	160.56	64.25	Fiji Islands
93.11	–	94.50	93.11	Hong Kong, China
67.15	698.28	8,144.63	59.67	India
69.89	1,014.99	15,112.95	75.14	Indonesia
86.21	26.06	432.58	86.24	Kazakhstan
94.33	1.56	13.55	89.50	Kiribati
87.92	–	5,560.32	87.73	Korea, Rep. of
82.34	30.40	452.41	80.00	Kyrgyz Republic
81.18	93.76	905.76	76.56	Lao People's Democratic Republic
71.56	7.52	1,403.28	70.60	Malaysia
81.95	4.94	57.25	71.14	Maldives
83.32	0.80	63.99	81.91	Marshall Islands
70.42	1.75	36.78	65.52	Micronesia, Fed. States of
79.42	29.92	491.98	80.61	Mongolia
78.88	–	411.83	77.58	Myanmar
46.00	–	2.30	46.00	Nauru
67.19	43.66	1,437.19	66.38	Nepal
72.70	563.51	10,530.69	74.44	Pakistan
74.19	21.50	634.01	72.54	Papua New Guinea
67.92	279.89	6,280.29	73.25	Philippines
92.30	2.66	102.66	88.57	Samoa
71.91	–	144.44	79.77	Singapore
80.58	2.76	57.91	73.02	Solomon Islands
76.19	206.00	2,573.91	73.89	Sri Lanka
89.93	–	91.14	90.78	Taipei,China
62.67	26.07	99.59	44.39	Tajikistan
77.11	21.03	4,183.05	77.64	Thailand
110.01	–	52.26	98.83	Tonga
53.47	0.10	4.26	54.45	Tuvalu
53.44	91.69	374.31	47.40	Uzbekistan
93.48	–	48.99	95.59	Vanuatu
59.13	225.87	1,955.16	62.23	Viet Nam
–	6.62	110.58	65.05	Regional[f]
71.25	**4,745.19**	**78,494.68**	**71.43**	**TOTAL**

e The cumulative disbursements may exceed the cumulative contracts awarded due to disbursed amount without procurement contract summary sheet, e.g., interest during construction, contingencies, and private sector loans that do not require procurement.

f Includes regional loan on the Establishment of the Pacific Aviation Safety Office and private sector loans to Asian Finance and Investment Corporation Ltd. and Trade Finance Facilitation Program.

Table 16
CONTRACTS AWARDED BY COUNTRY OF ORIGIN,[a] 2005
PROJECT LOANS—ORDINARY CAPITAL RESOURCES (amounts in $ million)

	Goods and Related Services, and Civil Works	% Distribution	Consulting Services	% Distribution	Total Contracts Awarded	% Distribution
Afghanistan	0.00	0.00	0.00	0.00	0.00	0.00
Armenia	0.00	0.00	0.00	0.00	0.00	0.00
Australia	4.92	0.20	15.97	12.45	20.89	0.80
Austria	3.82	0.15	0.00	0.00	3.82	0.15
Azerbaijan	0.00	0.00	0.00	0.00	0.00	0.00
Bangladesh	8.32	0.34	0.00	0.00	8.32	0.32
Belgium	0.02	0.00	0.00	0.00	0.02	0.00
Bhutan	0.00	0.00	0.00	0.00	0.00	0.00
Cambodia	0.00	0.00	0.00	0.00	0.00	0.00
Canada	1.44	0.06	0.19	0.15	1.63	0.06
China, People's Rep. of	1,351.33	54.75	1.40	1.09	1,352.74	52.10
Cook Islands	0.00	0.00	0.00	0.00	0.00	0.00
Denmark	2.83	0.11	6.13	4.78	8.96	0.34
Fiji Islands	3.54	0.14	0.00	0.00	3.54	0.14
Finland	0.65	0.03	5.70	4.44	6.35	0.24
France	33.39	1.35	0.00	0.00	33.39	1.29
Germany	16.42	0.67	0.00	0.00	16.42	0.63
Hong Kong, China	21.78	0.88	2.27	1.77	24.06	0.93
India	603.24	24.44	42.44	33.10	645.68	24.87
Indonesia	72.94	2.96	4.43	3.45	77.37	2.98
Italy	11.68	0.47	1.51	1.18	13.19	0.51
Japan	35.01	1.42	0.46	0.36	35.47	1.37
Kazakhstan	0.00	0.00	0.00	0.00	0.00	0.00
Kiribati	0.00	0.00	0.00	0.00	0.00	0.00
Korea, Rep. of	0.42	0.02	0.00	0.00	0.42	0.02
Kyrgyz Republic	0.00	0.00	0.00	0.00	0.00	0.00
Lao People's Democratic Republic	11.07	0.45	0.00	0.00	11.07	0.43
Luxembourg	0.00	0.00	0.00	0.00	0.00	0.00
Malaysia	73.49	2.98	0.00	0.00	73.49	2.83
Maldives	0.00	0.00	0.00	0.00	0.00	0.00
Marshall Islands	0.01	0.00	0.00	0.00	0.01	0.00
Micronesia, Fed. States of	0.00	0.00	0.00	0.00	0.00	0.00
Mongolia	0.00	0.00	0.00	0.00	0.00	0.00
Myanmar	0.00	0.00	0.00	0.00	0.00	0.00
Nauru	0.00	0.00	0.00	0.00	0.00	0.00
Nepal	0.00	0.00	0.00	0.00	0.00	0.00
The Netherlands	0.95	0.04	1.44	1.12	2.39	0.09
New Zealand	9.40	0.38	2.14	1.67	11.54	0.44
Norway	0.00	0.00	0.00	0.00	0.00	0.00
Pakistan	22.89	0.93	13.28	10.35	36.17	1.39
Palau	0.00	0.00	0.00	0.00	0.00	0.00
Papua New Guinea	2.50	0.10	0.22	0.17	2.73	0.10
Philippines	32.78	1.33	0.23	0.18	33.01	1.27
Portugal	0.00	0.00	0.00	0.00	0.00	0.00
Samoa	0.00	0.00	0.00	0.00	0.00	0.00
Singapore	1.73	0.07	6.06	4.72	7.79	0.30
Solomon Islands	0.00	0.00	0.00	0.00	0.00	0.00
Spain	0.42	0.02	0.04	0.03	0.46	0.02
Sri Lanka	0.00	0.00	0.00	0.00	0.00	0.00
Sweden	35.20	1.43	1.40	1.09	36.60	1.41
Switzerland	14.77	0.60	0.00	0.00	14.77	0.57
Taipei,China	22.28	0.90	0.00	0.00	22.28	0.86
Tajikistan	0.06	0.00	0.38	0.29	0.43	0.02
Thailand	11.54	0.47	0.00	0.00	11.54	0.44
Timor-Leste	0.00	0.00	0.00	0.00	0.00	0.00
Tonga	0.00	0.00	0.00	0.00	0.00	0.00
Turkey	31.05	1.26	0.00	0.00	31.05	1.20
Turkmenistan	0.00	0.00	0.00	0.00	0.00	0.00
Tuvalu	0.00	0.00	0.00	0.00	0.00	0.00
United Kingdom	9.44	0.38	6.65	5.18	16.09	0.62
United States	11.60	0.47	15.74	12.28	27.35	1.05
Uzbekistan	4.98	0.20	0.17	0.13	5.15	0.20
Vanuatu	0.00	0.00	0.00	0.00	0.00	0.00
Viet Nam	0.00	0.00	0.00	0.00	0.00	0.00
Regional	0.39	0.02	0.00	0.00	0.39	0.02
International Organizations	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL[b]	2,468.30	100.00	128.24	100.00	2,596.54	100.00

0.00 Data negligible.
a Represents the country of origin where the goods are mined, produced, grown, and/or manufactured, based on US dollar value equivalent of contract.
b Totals may not add due to rounding.

Table 17
CONTRACTS AWARDED BY COUNTRY OF ORIGIN,[a] 2005
PROJECT LOANS—ASIAN DEVELOPMENT FUND (amounts in $ million)

	Goods and Related Services, and Civil Works	% Distribution	Consulting Services	% Distribution	Total Contracts Awarded	% Distribution
Afghanistan	0.00	0.00	0.00	0.00	0.00	0.00
Armenia	0.00	0.00	0.00	0.00	0.00	0.00
Australia	4.39	0.45	11.96	10.07	16.35	1.49
Austria	0.00	0.00	0.00	0.00	0.00	0.00
Azerbaijan	0.05	0.01	0.00	0.00	0.05	0.00
Bangladesh	172.40	17.56	10.21	8.60	182.61	16.60
Belgium	0.00	0.00	0.00	0.00	0.00	0.00
Bhutan	1.76	0.18	0.00	0.00	1.76	0.16
Cambodia	31.75	3.24	4.82	4.05	36.57	3.32
Canada	1.63	0.17	3.90	3.28	5.53	0.50
China, People's Rep. of	50.46	5.14	0.04	0.03	50.49	4.59
Cook Islands	0.54	0.05	0.09	0.08	0.63	0.06
Denmark	0.09	0.01	10.91	9.18	10.99	1.00
Fiji Islands	0.00	0.00	0.38	0.32	0.38	0.03
Finland	0.17	0.02	0.00	0.00	0.17	0.02
France	2.61	0.27	0.23	0.19	2.84	0.26
Germany	4.48	0.46	5.76	4.85	10.24	0.93
Hong Kong, China	0.29	0.03	0.00	0.00	0.29	0.03
India	61.65	6.28	2.11	1.78	63.76	5.79
Indonesia	37.23	3.79	14.05	11.83	51.28	4.66
Italy	3.52	0.36	0.00	0.00	3.52	0.32
Japan	15.49	1.58	15.01	12.63	30.50	2.77
Kazakhstan	1.52	0.15	0.00	0.00	1.52	0.14
Kiribati	0.00	0.00	0.00	0.00	0.00	0.00
Korea, Rep. of	57.85	5.89	0.00	0.00	57.85	5.26
Kyrgyz Republic	16.26	1.66	1.09	0.92	17.35	1.58
Lao People's Democratic Republic	27.72	2.82	0.63	0.53	28.35	2.58
Luxembourg	0.00	0.00	0.00	0.00	0.00	0.00
Malaysia	8.13	0.83	0.00	0.00	8.13	0.74
Maldives	4.65	0.47	0.00	0.00	4.65	0.42
Marshall Islands	0.02	0.00	0.00	0.00	0.02	0.00
Micronesia, Fed. States of	0.40	0.04	0.06	0.05	0.46	0.04
Mongolia	7.24	0.74	0.26	0.22	7.50	0.68
Myanmar	0.00	0.00	0.00	0.00	0.00	0.00
Nauru	0.00	0.00	0.00	0.00	0.00	0.00
Nepal	45.17	4.60	3.69	3.11	48.86	4.44
The Netherlands	0.19	0.02	1.65	1.39	1.84	0.17
New Zealand	0.57	0.06	1.05	0.89	1.62	0.15
Norway	0.00	0.00	0.22	0.19	0.22	0.02
Pakistan	143.88	14.66	7.90	6.65	151.79	13.79
Palau	0.00	0.00	0.00	0.00	0.00	0.00
Papua New Guinea	4.10	0.42	0.26	0.22	4.36	0.40
Philippines	4.48	0.46	2.80	2.36	7.28	0.66
Portugal	0.00	0.00	0.00	0.00	0.00	0.00
Samoa	0.00	0.00	0.35	0.30	0.35	0.03
Singapore	6.16	0.63	0.00	0.00	6.16	0.56
Solomon Islands	0.07	0.01	0.00	0.00	0.07	0.01
Spain	0.46	0.05	0.12	0.10	0.58	0.05
Sri Lanka	134.18	13.67	2.72	2.29	136.90	12.44
Sweden	0.67	0.07	0.59	0.50	1.26	0.11
Switzerland	0.76	0.08	0.05	0.04	0.82	0.07
Taipei,China	0.37	0.04	0.00	0.00	0.37	0.03
Tajikistan	9.73	0.99	1.61	1.36	11.34	1.03
Thailand	26.12	2.66	1.39	1.17	27.51	2.50
Timor-Leste	0.00	0.00	0.00	0.00	0.00	0.00
Tonga	0.00	0.00	0.00	0.00	0.00	0.00
Turkey	9.30	0.95	0.00	0.00	9.30	0.85
Turkmenistan	0.00	0.00	0.00	0.00	0.00	0.00
Tuvalu	0.00	0.00	0.00	0.00	0.00	0.00
United Kingdom	3.79	0.39	3.87	3.26	7.66	0.70
United States	14.37	1.46	7.45	6.28	21.82	1.98
Uzbekistan	0.00	0.00	0.00	0.00	0.00	0.00
Vanuatu	0.00	0.00	0.00	0.00	0.00	0.00
Viet Nam	64.87	6.61	1.56	1.31	66.43	6.04
Regional	0.02	0.00	0.00	0.00	0.02	0.00
International Organizations	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL[b]	**981.54**	**100.00**	**118.79**	**100.00**	**1,100.32**	**100.00**

0.00 Data negligible.
a Represents the country of origin where the goods are mined, produced, grown, and/or manufactured, based on US dollar value equivalent of contract.
b Totals may not add due to rounding.

Table 18

CONTRACTS AWARDED BY COUNTRY OF ORIGIN,[a] 2005

PROJECT LOANS—ORDINARY CAPITAL RESOURCES AND ASIAN DEVELOPMENT FUND COMBINED

(amounts in $ million)

	Goods and Related Services, and Civil Works	% Distribution	Consulting Services	% Distribution	Total Contracts Awarded	% Distribution
Afghanistan	0.00	0.00	0.00	0.00	0.00	0.00
Armenia	0.00	0.00	0.00	0.00	0.00	0.00
Australia	9.31	0.27	27.94	11.31	37.24	1.01
Austria	3.82	0.11	0.00	0.00	3.82	0.10
Azerbaijan	0.05	0.00	0.00	0.00	0.05	0.00
Bangladesh	180.72	5.24	10.21	4.13	190.93	5.16
Belgium	0.02	0.00	0.00	0.00	0.02	0.00
Bhutan	1.76	0.05	0.00	0.00	1.76	0.05
Cambodia	31.75	0.92	4.82	1.95	36.57	0.99
Canada	3.07	0.09	4.09	1.66	7.16	0.19
China, People's Rep. of	1,401.79	40.63	1.44	0.58	1,403.23	37.96
Cook Islands	0.54	0.02	0.09	0.04	0.63	0.02
Denmark	2.92	0.08	17.03	6.90	19.95	0.54
Fiji Islands	3.54	0.10	0.38	0.15	3.91	0.11
Finland	0.82	0.02	5.70	2.31	6.51	0.18
France	36.01	1.04	0.23	0.09	36.24	0.98
Germany	20.90	0.61	5.76	2.33	26.66	0.72
Hong Kong, China	22.08	0.64	2.27	0.92	24.35	0.66
India	664.88	19.27	44.55	18.03	709.43	19.19
Indonesia	110.17	3.19	18.48	7.48	128.65	3.48
Italy	15.20	0.44	1.51	0.61	16.71	0.45
Japan	50.50	1.46	15.46	6.26	65.97	1.78
Kazakhstan	1.52	0.04	0.00	0.00	1.52	0.04
Kiribati	0.00	0.00	0.00	0.00	0.00	0.00
Korea, Rep. of	58.27	1.69	0.00	0.00	58.27	1.58
Kyrgyz Republic	16.26	0.47	1.09	0.44	17.35	0.47
Lao People's Democratic Republic	38.79	1.12	0.63	0.25	39.41	1.07
Luxembourg	0.00	0.00	0.00	0.00	0.00	0.00
Malaysia	81.62	2.37	0.00	0.00	81.62	2.21
Maldives	4.65	0.13	0.00	0.00	4.65	0.13
Marshall Islands	0.03	0.00	0.00	0.00	0.03	0.00
Micronesia, Fed. States of	0.40	0.01	0.06	0.02	0.46	0.01
Mongolia	7.24	0.21	0.26	0.10	7.50	0.20
Myanmar	0.00	0.00	0.00	0.00	0.00	0.00
Nauru	0.00	0.00	0.00	0.00	0.00	0.00
Nepal	45.17	1.31	3.69	1.49	48.86	1.32
The Netherlands	1.14	0.03	3.08	1.25	4.23	0.11
New Zealand	9.97	0.29	3.19	1.29	13.17	0.36
Norway	0.00	0.00	0.22	0.09	0.22	0.01
Pakistan	166.77	4.83	21.18	8.57	187.95	5.08
Palau	0.00	0.00	0.00	0.00	0.00	0.00
Papua New Guinea	6.60	0.19	0.48	0.20	7.08	0.19
Philippines	37.27	1.08	3.03	1.23	40.30	1.09
Portugal	0.00	0.00	0.00	0.00	0.000	0.00
Samoa	0.00	0.00	0.35	0.14	0.35	0.01
Singapore	7.89	0.23	6.06	2.45	13.94	0.38
Solomon Islands	0.07	0.00	0.00	0.00	0.07	0.00
Spain	0.89	0.03	0.15	0.06	1.04	0.03
Sri Lanka	134.18	3.89	2.72	1.10	136.90	3.70
Sweden	35.87	1.04	1.99	0.81	37.86	1.02
Switzerland	15.53	0.45	0.05	0.02	15.58	0.42
Taipei,China	22.65	0.66	0.00	0.00	22.65	0.61
Tajikistan	9.78	0.28	1.99	0.81	11.77	0.32
Thailand	37.65	1.09	1.39	0.56	39.05	1.06
Timor-Leste	0.00	0.00	0.00	0.00	0.00	0.00
Tonga	0.00	0.00	0.00	0.00	0.00	0.00
Turkey	40.36	1.17	0.00	0.00	40.36	1.09
Turkmenistan	0.00	0.00	0.00	0.00	0.00	0.00
Tuvalu	0.00	0.00	0.00	0.00	0.00	0.00
United Kingdom	13.23	0.38	10.52	4.26	23.74	0.64
United States	25.97	0.75	23.20	9.39	49.17	1.33
Uzbekistan	4.98	0.14	0.17	0.07	5.15	0.14
Vanuatu	0.00	0.00	0.00	0.00	0.00	0.00
Viet Nam	64.87	1.88	1.56	0.63	66.43	1.80
Regional	0.41	0.01	0.00	0.00	0.41	0.01
International Organizations	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL[b]	**3,449.83**	**100.00**	**247.02**	**100.00**	**3,696.86**	**100.00**

0.00 Data negligible.

a Represents the country of origin where the goods are mined, produced, grown, and/or manufactured, based on US dollar value equivalent of contract.

b Totals may not add due to rounding.

Table 19
ESTIMATES OF PAYMENT TO SUPPLYING COUNTRIES FOR FOREIGN PROCUREMENT UNDER PROGRAM LENDING,[a] 2005

	Ordinary Capital Resources (OCR)		Asian Development Fund (ADF)		Combined OCR and ADF	
	$ Million	% Distribution	$ Million	% Distribution	$ Million	% Distribution
Afghanistan	3.11	0.20	0.30	0.10	3.42	0.19
Armenia	0.00	0.00	0.00	0.00	0.00	0.00
Australia	73.53	4.79	4.83	1.57	78.36	4.25
Austria	6.39	0.42	0.43	0.14	6.81	0.37
Azerbaijan	0.01	0.00	0.85	0.28	0.86	0.05
Bangladesh	3.42	0.22	0.39	0.13	3.81	0.21
Belgium	28.93	1.88	3.16	1.03	32.09	1.74
Bhutan	0.07	0.00	0.01	0.00	0.08	0.00
Cambodia	0.08	0.00	0.41	0.13	0.49	0.03
Canada	25.17	1.64	1.60	0.52	26.78	1.45
China, People's Rep. of	142.68	9.29	32.21	10.47	174.89	9.49
Cook Islands	0.00	0.00	0.00	0.00	0.00	0.00
Denmark	4.08	0.27	0.60	0.20	4.69	0.25
Fiji Islands	0.08	0.01	0.01	0.00	0.09	0.00
Finland	5.74	0.37	0.73	0.24	6.47	0.35
France	19.32	1.26	4.28	1.39	23.60	1.28
Germany	61.78	4.02	6.68	2.17	68.46	3.71
Hong Kong, China	21.41	1.39	9.34	3.04	30.75	1.67
India	178.22	11.60	3.85	1.25	182.07	9.87
Indonesia	10.95	0.71	4.61	1.50	15.56	0.84
Italy	20.17	1.31	3.06	0.99	23.23	1.26
Japan	177.90	11.58	19.18	6.23	197.08	10.69
Kazakhstan	0.10	0.01	1.71	0.56	1.81	0.10
Kiribati	0.00	0.00	0.00	0.00	0.00	0.00
Korea, Rep. of	85.50	5.57	18.32	5.96	103.82	5.63
Kyrgyz Republic	0.01	0.00	0.20	0.07	0.21	0.01
Lao People's Democratic Republic	0.02	0.00	0.31	0.10	0.33	0.02
Luxembourg	0.13	0.01	0.06	0.02	0.19	0.01
Malaysia	60.09	3.91	12.48	4.06	72.57	3.94
Maldives	0.00	0.00	0.00	0.00	0.01	0.00
Marshall Islands	0.00	0.00	0.00	0.00	0.00	0.00
Micronesia, Fed. States of	0.00	0.00	0.00	0.00	0.00	0.00
Mongolia	0.00	0.00	8.80	2.86	8.80	0.48
Myanmar	1.40	0.09	0.19	0.06	1.59	0.09
Nauru	0.03	0.00	0.00	0.00	0.03	0.00
Nepal	0.35	0.02	2.53	0.82	2.88	0.16
The Netherlands	19.93	1.30	3.21	1.04	23.14	1.26
New Zealand	6.02	0.39	0.56	0.18	6.58	0.36
Norway	1.30	0.08	0.14	0.04	1.44	0.08
Pakistan	3.02	0.20	85.03	27.64	88.05	4.78
Palau	0.00	0.00	0.00	0.00	0.00	0.00
Papua New Guinea	0.95	0.06	0.00	0.00	0.96	0.05
Philippines	103.43	6.73	1.01	0.33	104.43	5.66
Portugal	0.37	0.02	0.11	0.04	0.48	0.03
Samoa	0.16	0.01	0.00	0.00	0.16	0.01
Singapore	111.02	7.23	23.89	7.77	134.91	7.32
Solomon Islands	0.05	0.00	0.01	0.00	0.06	0.00
Spain	7.88	0.51	1.12	0.36	9.00	0.49
Sri Lanka	22.00	1.43	0.51	0.17	22.51	1.22
Sweden	9.36	0.61	0.99	0.32	10.34	0.56
Switzerland	18.71	1.22	3.00	0.97	21.71	1.18
Taipei,China	47.06	3.06	0.00	0.00	47.06	2.55
Tajikistan	0.03	0.00	0.02	0.01	0.05	0.00
Thailand	43.47	2.83	14.12	4.59	57.60	3.12
Timor-Leste	0.00	0.00	0.00	0.00	0.00	0.00
Tonga	0.00	0.00	0.00	0.00	0.00	0.00
Turkey	3.66	0.24	0.97	0.32	4.64	0.25
Turkmenistan	0.06	0.00	0.73	0.24	0.79	0.04
Tuvalu	0.00	0.00	0.00	0.00	0.00	0.00
United Kingdom	33.01	2.15	4.52	1.47	37.54	2.04
United States	162.33	10.57	14.32	4.66	176.65	9.58
Uzbekistan	0.61	0.04	3.59	1.17	4.21	0.23
Vanuatu	0.33	0.02	0.01	0.00	0.34	0.02
Viet Nam	10.72	0.70	8.66	2.81	19.38	1.05
Regional	0.00	0.00	0.00	0.00	0.00	0.00
International Organizations	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL[b]	1,536.15	100.00	307.66	100.00	1,843.86	100.00

0.00 Data negligible.

a Estimates are based on import data drawn from the latest information available on borrowers' trade statistics compiled by the International Monetary Fund *Direction of Trade Statistics.*

b Totals may not add due to rounding.

Table 20
CUMULATIVE CONTRACTS AWARDED BY COUNTRY OF ORIGIN,[a]
TECHNICAL ASSISTANCE OPERATIONS (as of 31 December 2005)

	ADB's Own Resources	% Distri-bution	Administered Trust Funds	% Distri-bution	Japan Special Fund	% Distri-bution	[illegible]	% Distri-bution
Afghanistan	0.58	0.05	0.65	0.17	0.02	0.00	1.25	0.05
Armenia	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Australia	135.57	12.55	37.31	9.96	105.27	13.08	278.14	12.31
Austria	0.81	0.07	0.00	0.00	0.11	0.01	0.92	0.04
Azerbaijan	0.39	0.03	0.11	0.03	0.00	0.00	0.50	0.02
Bangladesh	10.92	1.01	3.18	0.85	4.36	0.54	18.47	0.81
Belgium	3.66	0.33	1.04	0.27	2.20	0.27	6.90	0.30
Bhutan	0.41	0.03	0.02	0.00	0.06	0.00	0.49	0.02
Cambodia	0.96	0.08	1.84	0.49	0.37	0.04	3.17	0.14
Canada	76.77	7.10	39.05	10.43	61.92	7.69	177.74	7.86
China, People's Rep. of	10.47	0.97	2.72	0.72	6.92	0.86	20.12	0.89
Cook Islands	0.05	0.00	0.17	0.04	0.00	0.00	0.22	0.01
Denmark	11.80	1.09	3.38	0.90	15.46	1.92	30.63	1.35
Fiji Islands	0.79	0.07	0.65	0.17	0.18	0.02	1.61	0.07
Finland	7.02	0.65	5.86	1.56	7.96	0.98	20.84	0.92
France	21.97	2.03	12.43	3.32	21.21	2.63	55.60	2.46
Germany	22.20	2.05	8.16	2.18	32.16	3.99	62.52	2.76
Hong Kong, China	22.27	2.06	4.90	1.31	20.25	2.51	47.42	2.09
India	37.51	3.47	13.01	3.47	13.99	1.73	64.50	2.85
Indonesia	14.26	1.32	3.84	1.02	11.52	1.43	29.62	1.31
Italy	4.97	0.46	0.82	0.21	2.59	0.32	8.38	0.37
Japan	27.05	2.50	11.35	3.03	22.74	2.82	61.14	2.70
Kazakhstan	0.59	0.05	1.35	0.36	0.14	0.01	2.08	0.09
Kiribati	0.00	0.00	0.03	0.00	0.01	0.00	0.03	0.00
Korea, Rep. of	4.81	0.44	1.22	0.32	3.56	0.44	9.58	0.42
Kyrgyz Republic	1.05	0.09	0.11	0.03	0.05	0.00	1.21	0.05
Lao People's Democratic Republic	2.92	0.27	1.84	0.49	0.91	0.11	5.67	0.25
Luxembourg	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Malaysia	9.74	0.90	0.24	0.06	3.19	0.39	13.17	0.58
Maldives	0.09	0.00	0.02	0.00	0.03	0.00	0.14	0.00
Marshall Islands	0.10	0.01	0.08	0.02	0.00	0.00	0.18	0.00
Micronesia, Fed. States of	0.01	0.00	0.00	0.00	0.00	0.00	0.01	0.00
Mongolia	0.99	0.09	0.39	0.10	0.61	0.07	2.00	0.08
Myanmar	0.87	0.08	0.52	0.13	0.01	0.00	1.40	0.06
Nauru	0.01	0.00	0.01	0.00	0.00	0.00	0.03	0.00
Nepal	7.20	0.66	1.64	0.43	1.40	0.17	10.24	0.45
The Netherlands	20.81	1.92	18.40	4.91	26.44	3.28	65.66	2.90
New Zealand	59.83	5.54	14.13	3.77	54.99	6.83	128.95	5.70
Norway	4.57	0.42	7.54	2.01	3.36	0.41	15.47	0.68
Pakistan	18.76	1.73	4.76	1.27	3.23	0.40	26.74	1.18
Palau	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Papua New Guinea	1.20	0.11	0.04	0.01	1.02	0.12	2.26	0.10
Philippines	72.50	6.71	16.10	4.30	30.18	3.75	118.77	5.25
Portugal	0.04	0.00	0.00	0.00	0.09	0.01	0.13	0.00
Samoa	0.86	0.08	0.01	0.00	0.87	0.10	1.73	0.07
Singapore	14.08	1.30	1.23	0.32	9.93	1.23	25.25	1.11
Solomon Islands	0.38	0.03	0.02	0.00	0.21	0.02	0.61	0.02
Spain	3.08	0.28	1.69	0.45	0.89	0.11	5.66	0.25
Sri Lanka	11.06	1.02	2.91	0.77	3.08	0.38	17.05	0.75
Sweden	6.15	0.56	3.94	1.05	7.49	0.93	17.58	0.77
Switzerland	9.87	0.91	5.26	1.40	11.51	1.43	26.64	1.18
Taipei,China	1.05	0.09	0.07	0.01	2.05	0.25	3.16	0.14
Tajikistan	0.23	0.02	0.13	0.03	0.08	0.00	0.43	0.01
Thailand	12.26	1.13	4.88	1.30	10.66	1.32	27.81	1.23
Timor-Leste	0.23	0.02	0.00	0.00	0.01	0.00	0.24	0.01
Tonga	0.31	0.02	0.00	0.00	0.15	0.01	0.46	0.02
Turkey	0.28	0.02	0.13	0.03	0.05	0.00	0.47	0.02
Turkmenistan	0.02	0.00	0.05	0.01	0.00	0.00	0.07	0.00
Tuvalu	0.06	0.00	0.00	0.00	0.00	0.00	0.06	0.00
United Kingdom	155.80	14.42	55.80	14.91	125.05	15.54	336.65	14.90
United States	217.23	20.11	66.18	17.68	162.47	20.19	445.88	19.74
Uzbekistan	0.31	0.02	0.13	0.03	0.04	0.00	0.49	0.02
Vanuatu	0.74	0.06	0.01	0.00	1.20	0.14	1.94	0.08
Viet Nam	2.92	0.27	2.36	0.62	2.09	0.25	7.36	0.32
Regional	3.31	0.30	6.47	1.72	3.35	0.41	13.14	0.58
International Organizations	23.21	2.14	4.07	1.08	4.90	0.60	32.17	1.42
TOTAL[b]	1,079.96	100.00	374.25	100.00	804.59	100.00	2,258.75	100.00

0.00 Data negligible.
a Represents the country of origin where the goods are mined, produced, grown, and/or manufactured, based on US dollar value equivalent of contract.
b Totals may not add due to rounding.

STATISTICAL ANNEX

Table 21
CONTRACTS AWARDED BY COUNTRY OF ORIGIN,[a] 2003–2005
TECHNICAL ASSISTANCE OPERATIONS (amounts in $ million)

	2003		2004		2005	
	Value	%	Value	%	Value	%
Afghanistan	0.56	0.36	0.27	0.18	0.22	0.14
Armenia	0.00	0.00	0.00	0.00	0.00	0.00
Australia	19.32	12.35	17.42	11.65	22.68	13.91
Austria	0.00	0.00	0.00	0.00	0.12	0.07
Azerbaijan	0.04	0.02	0.11	0.07	0.14	0.09
Bangladesh	1.21	0.77	1.61	1.08	2.84	1.74
Belgium	1.10	0.70	0.30	0.20	0.10	0.06
Bhutan	0.07	0.05	0.09	0.06	0.18	0.11
Cambodia	0.71	0.45	0.56	0.38	0.73	0.45
Canada	15.91	10.17	7.49	5.01	9.72	5.96
China, People's Rep. of	2.38	1.52	2.53	1.69	3.56	2.18
Cook Islands	0.03	0.02	0.00	0.00	0.00	0.00
Denmark	2.05	1.31	0.24	0.16	2.31	1.42
Fiji Islands	0.25	0.16	0.05	0.03	0.72	0.44
Finland	1.59	1.02	2.39	1.60	0.62	0.38
France	5.77	3.69	3.47	2.32	2.87	1.76
Germany	6.59	4.21	5.09	3.40	5.68	3.48
Hong Kong, China	2.37	1.51	4.43	2.97	4.25	2.60
India	3.32	2.12	10.35	6.92	3.69	2.26
Indonesia	3.46	2.21	1.88	1.26	3.52	2.16
Italy	0.31	0.20	0.11	0.08	0.07	0.04
Japan	4.32	2.76	7.83	5.23	6.94	4.26
Kazakhstan	0.17	0.11	0.67	0.45	0.52	0.32
Kiribati	0.00	0.00	0.00	0.00	0.00	0.00
Korea, Rep. of	0.38	0.24	0.09	0.06	0.42	0.26
Kyrgyz Republic	0.17	0.11	0.39	0.26	0.16	0.10
Lao People's Democratic Republic	0.22	0.14	0.47	0.31	1.67	1.03
Luxembourg	0.00	0.00	0.00	0.00	0.00	0.00
Malaysia	1.01	0.65	1.29	0.86	0.55	0.34
Maldives	0.00	0.00	0.02	0.02	0.03	0.02
Marshall Islands	0.00	0.00	0.01	0.01	0.09	0.06
Micronesia, Fed. States of	0.00	0.00	0.00	0.00	0.01	0.00
Mongolia	0.23	0.15	0.48	0.32	0.16	0.10
Myanmar	0.01	0.01	0.12	0.08	0.05	0.03
Nauru	0.00	0.00	0.00	0.00	0.03	0.02
Nepal	0.65	0.42	0.96	0.64	1.13	0.69
The Netherlands	4.08	2.61	1.75	1.17	1.02	0.62
New Zealand	6.53	4.17	11.56	7.73	9.29	5.70
Norway	1.03	0.66	4.30	2.88	0.99	0.61
Pakistan	3.97	2.54	4.42	2.95	4.98	3.06
Palau	0.00	0.00	0.00	0.00	0.00	0.00
Papua New Guinea	0.09	0.05	0.00	0.00	0.03	0.02
Philippines	12.07	7.72	7.49	5.01	10.93	6.70
Portugal	0.00	0.00	0.00	0.00	0.00	0.00
Samoa	0.03	0.02	0.10	0.07	0.03	0.02
Singapore	2.05	1.31	1.40	0.94	2.94	1.81
Solomon Islands	0.00	0.00	0.04	0.03	0.01	0.00
Spain	1.35	0.86	1.08	0.72	0.77	0.47
Sri Lanka	1.15	0.73	1.65	1.11	0.68	0.41
Sweden	1.52	0.97	0.68	0.45	1.72	1.06
Switzerland	0.40	0.26	0.42	0.28	1.87	1.15
Taipei,China	0.00	0.00	0.00	0.00	0.01	0.01
Tajikistan	0.06	0.04	0.08	0.05	0.15	0.09
Thailand	1.71	1.09	3.02	2.02	1.70	1.04
Timor-Leste	0.52	0.33	0.02	0.01	0.00	0.00
Tonga	0.06	0.04	0.18	0.12	0.03	0.02
Turkey	0.03	0.02	0.10	0.07	0.04	0.03
Turkmenistan	0.02	0.01	0.00	0.00	0.05	0.03
Tuvalu	0.00	0.00	0.00	0.00	0.00	0.00
United Kingdom	22.76	14.55	18.96	12.68	18.07	11.09
United States	22.11	14.14	18.08	12.09	23.06	14.15
Uzbekistan	0.05	0.03	0.12	0.08	0.10	0.06
Vanuatu	0.00	0.00	0.09	0.06	0.04	0.02
Viet Nam	0.00	0.00	1.42	0.95	1.09	0.67
Regional	0.65	0.42	1.87	1.25	7.68	4.71
International Organizations	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL[b]	**156.43**	**100.00**	**149.52**	**100.00**	**163.00**	**100.00**

0.00 Data negligible.
a Represents the country of origin where the goods are mined, produced, grown, and/or manufactured, based on US dollar value equivalent of contract.
b Totals may not add due to rounding.

Table 22
TECHNICAL ASSISTANCE GRANTS BY COUNTRY AND REGIONAL ACTIVITIES,[a] 1967–2005, 2004, 2005
(Amounts in $ thousand)

	1967–2005[b]			2004					
	No.	Amount	%	No.	TASF Financing	JSF Financing	Other Sources	Total	%
Afghanistan	50	50,242.70	1.81	14	8,900.00	–	4,706.00	13,606.00	6.97
Armenia	1	150.00	0.01	–	–	–	–	–	–
Azerbaijan	20	10,542.00	0.38	5	750.00	1,800.00	–	2,550.00	1.31
Bangladesh	312	165,238.33	5.94	12	2,030.00	3,840.00	420.00	6,290.00	3.22
Bhutan	94	35,375.15	1.27	5	750.00	600.00	300.00	1,650.00	0.85
Cambodia	133	85,129.60	3.06	12	2,300.00	600.00	1,688.00	4,588.00	2.35
China, People's Rep. of	480	256,809.65	9.23	32	11,154.00	800.00	4,750.00	16,704.00	8.56
Cook Islands	27	8,945.00	0.32	–	–	–	–	–	–
Fiji Islands	77	25,474.80	0.92	3	295.00	600.00	–	895.00	0.46
India	212	115,789.86	4.16	15	1,800.00	1,250.00	7,150.00	10,200.00	5.23
Indonesia	480	240,449.17	8.64	24	5,530.00	2,806.50	9,240.00	17,576.50	9.01
Kazakhstan	57	26,367.00	0.95	4	750.00	950.00	–	1,700.00	0.87
Kiribati	34	11,410.70	0.41	1	800.00	–	–	800.00	0.41
Korea, Rep. of	33	5,010.15	0.18	–	–	–	–	–	–
Kyrgyz Republic	63	37,171.40	1.34	7	600.00	2,600.00	700.00	3,900.00	2.00
Lao People's Democratic Republic	215	104,902.08	3.77	11	1,870.00	1,300.00	2,950.00	6,120.00	3.14
Malaysia	92	25,202.30	0.91	–	–	–	–	–	–
Maldives	55	19,125.00	0.69	3	1,000.00	–	–	1,000.00	0.51
Marshall Islands	44	18,357.00	0.66	2	760.00	–	150.00	910.00	0.47
Micronesia, Fed. States of	39	22,678.00	0.82	3	550.00	300.00	–	850.00	0.44
Mongolia	121	58,870.65	2.12	7	1,214.00	850.00	586.00	2,650.00	1.36
Myanmar	38	10,716.00	0.39	–	–	–	–	–	–
Nauru	6	1,721.81	0.06	–	–	–	–	–	–
Nepal	247	113,993.70	4.10	10	1,254.00	1,630.00	300.00	3,184.00	1.63
Pakistan	301	152,565.40	5.48	22	3,530.00	2,285.00	22,605.00	28,420.00	14.57
Papua New Guinea	126	45,513.60	1.64	1	300.00	–	200.00	500.00	0.26
Philippines	316	141,554.25	5.09	10	2,670.00	2,700.00	625.00	5,995.00	3.07
Samoa	81	22,676.50	0.82	3	300.00	400.00	–	700.00	0.36
Singapore	2	577.42	0.02	–	–	–	–	–	–
Solomon Islands	56	13,845.24	0.50	3	1,200.00	–	650.00	1,850.00	0.95
Sri Lanka	220	91,588.10	3.29	4	1,500.00	850.00	1,600.00	3,950.00	2.02
Taipei,China	1	100.00	–	–	–	–	–	–	–
Tajikistan	48	25,285.00	0.91	5	500.00	1,500.00	800.00	2,800.00	1.44
Thailand	150	54,998.60	1.98	–	–	–	–	–	–
Timor-Leste	26	11,250.90	0.40	3	400.00	500.00	–	900.00	0.46
Tonga	52	14,441.50	0.52	3	450.00	250.00	–	700.00	0.36
Turkmenistan	3	565.00	0.02	–	–	–	–	–	–
Tuvalu	18	4,487.00	0.16	1	–	300.00	–	300.00	0.15
Uzbekistan	62	31,980.00	1.15	6	1,625.00	875.00	–	2,500.00	1.28
Vanuatu	53	14,964.76	0.54	2	1,100.00	–	200.00	1,300.00	0.67
Viet Nam	190	121,750.46	4.38	16	1,650.00	2,650.00	3,380.00	7,680.00	3.94
Subtotal	4,635	2,197,815.77	79.00	249	57,532.00	32,236.50	63,000.00	152,768.50	78.31
Regional	1,288	584,430.26	21.00	72	20,882.00	7,785.00	13,653.50	42,320.50	21.69
TOTAL	5,923	2,782,246.04	100.00	321	78,414.00	40,021.50	76,653.50	195,089.00	100.00

– Nil; JSF = Japan Special Fund; TASF = Technical Assistance Special Fund; ATF = Asian Tsunami Fund.
a Excludes technical assistance financed under loans that are included in ADB's loan data.
b Cumulative data are adjusted to exclude technical assistance projects withdrawn by governments.

No.	TASF Financing	JSF Financing	ATF Financing	Other Sources	Total	%	
	2005						
11	8,295.00	–	–	190.00	8,485.00	4.27	Afghanistan
1	150.00	–	–	–	150.00	0.08	Armenia
5	1,050.00	1,040.00	–	850.00	2,940.00	1.48	Azerbaijan
13	2,520.00	3,700.00	–	1,230.00	7,450.00	3.75	Bangladesh
5	1,400.00	300.00	–	–	1,700.00	0.86	Bhutan
14	1,650.00	2,200.00	–	3,765.00	7,615.00	3.83	Cambodia
34	14,840.00	–	–	3,494.60	18,334.60	9.23	China, People's Rep. of
1	600.00	–	–	–	600.00	0.30	Cook Islands
3	1,000.00	600.00	–	–	1,600.00	0.80	Fiji Islands
9	2,368.00	–	–	3,960.00	6,328.00	3.18	India
6	3,700.00	600.00	–	6,030.00	10,330.00	5.20	Indonesia
3	–	1,300.00	–	–	1,300.00	0.65	Kazakhstan
–	–	–	–	–	–	–	Kiribati
–	–	–	–	–	–	–	Korea, Rep. of
4	900.00	900.00	–	–	1,800.00	0.91	Kyrgyz Republic
7	550.00	1,500.00	–	974.30	3,024.30	1.52	Lao People's Democratic Republic
–	–	–	–	–	–	–	Malaysia
6	1,100.00	40.00	–	777 00	1,917.00	0.96	Maldives
1	–	–	–	300.00	300.00	0.15	Marshall Islands
–	–	–	–	–	–	–	Micronesia, Fed. States of
3	500.00	900.00	–	250.00	1,650.00	0.83	Mongolia
–	–	–	–	–	–	–	Myanmar
2	–	–	–	477.81	477.81	0.24	Nauru
4	1,320.00	–	–	835.00	2,155.00	1.08	Nepal
25	8,279.00	1,545.00	–	5,452.00	15,276.00	7.69	Pakistan
3	1,150.00	1,000.00	–	–	2,150.00	1.08	Papua New Guinea
7	3,720.00	500.00	–	400.00	4,620.00	2.32	Philippines
2	350.00	300.00	–	–	650.00	0.33	Samoa
–	–	–	–	–	–	–	Singapore
2	895.00	–	–	200.00	1,095.00	0.55	Solomon Islands
8	2,062.50	550.00	–	500.00	3,112.50	1.57	Sri Lanka
–	–	–	–	–	–	–	Taipei,China
6	1,400.00	500.00	–	2,100.00	4,000.00	2.01	Tajikistan
7	1,045.00	–	2,000.00	300.00	3,345.00	1.68	Thailand
2	600.00	600.00	–	–	1,200.00	0.60	Timor-Leste
1	–	700.00	–	–	700.00	0.35	Tonga
–	–	–	–	–	–	–	Turkmenistan
–	–	–	–	–	–	–	Tuvalu
5	600.00	1,400.00	–	300.00	2,300.00	1.16	Uzbekistan
–	–	–	–	–	–	–	Vanuatu
20	1,850.00	3,725.00	–	6,675.00	12,250.00	6.16	Viet Nam
220	63,894.50	23,900.00	2,000.00	39,060.71	128,855.21	64.84	Subtotal
79	25,615.00	4,450.00	–	39,800.75	69,865.75	35.16	Regional
299	89,509.50	28,350.00	2,000.00	78,861.47	198,720.97	100.00	TOTAL

Table 23
TECHNICAL ASSISTANCE GRANTS, 2005 ($ thousand)

	Project Preparatory	Advisory and Operational	Sector
AFGHANISTAN			
Small to Medium-Sized Hydropower Development	800.00		Energy
Natural Gas Development	995.00		Energy
Commercial Agriculture Development	995.00		Agriculture and Natural Resources
Financial Market and Private Sector Development Program	1,000.00		Finance
Capacity Building of the Ministry of Energy and Water		750.00	Energy
Capacity Strengthening of the Civil Aviation Sector		1,000.00	Transport and Communications
Capacity Building for Economic Management		390.00[a]	Law, Economic Management, and Public Policy
Capacity Building for Road Sector Institutions		1,000.00	Transport and Communications
Building the Capacity of the Ministry of Commerce for Trade and Transit Facilitation		400.00	Industry and Trade
Capacity Development for Irrigation and Water Resources		755.00	Agriculture and Natural Resources
Capacity Building for Regional Cooperation		400.00	Law, Economic Management, and Public Policy
Subtotal	3,790.00	4,695.00	
ARMENIA			
Seminars on ADB Operational Policies and Procedures		150.00	Law, Economic Management, and Public Policy
Subtotal		150.00	
AZERBAIJAN			
Southern Road Corridor Improvement (Alyat-Astara Road)	700.00[b]		Transport and Communications
Social Infrastructure for Internally Displaced Persons and Vulnerable Population (Supplementary)	340.00[b]		Health, Nutrition, and Social Protection
Renewable Energy Development	700.00[c]		Energy
Transport Sector Development Strategy		350.00	Transport and Communications
Participatory Strategy Development and Implementation for Achieving the Millennium Development Goals		850.00[d]	Law, Economic Management, and Public Policy
Subtotal	1,740.00	1,200.00	
BANGLADESH			
Dhaka Water Supply	1,000.00		Water Supply, Sanitation, and Waste Management
Padma Multipurpose Bridge	800.00[b]		Transport and Communications
Secondary Education Sector Improvement II (Supplementary)	120.00		Education
Second Command Area Development	950.00[e]		Agriculture and Natural Resources
Good Governance Project	1,000.00[b]		Law, Economic Management, and Public Policy
Support for Financial Management and Monitoring		150.00	Multisector
Early Warning Systems Study		250.00[f]	Multisector
Second Urban Primary Health Care Bridging Support		150.00[g]	Health, Nutrition, and Social Protection
Corporatization of the Bangladesh Power Development Board		800.00[b]	Energy
Strengthening Project Management on Agribusiness Development		600.00	Agriculture and Natural Resources
Improving National Accounts, Price, and Wage Statistics		400.00	Law, Economic Management, and Public Policy
Participation of the Urban Poor in Municipal Governance		480.00[h]	Multisector
Supporting Good Governance Initiatives II		750.00[i]	Law, Economic Management, and Public Policy
Subtotal	3,870.00	3,580.00	
BHUTAN			
Financial Sector/Nonbank Financial Institutions Reform Program	500.00		Finance
Capacity Building for the Bhutan Power Corporation		400.00	Energy
Capacity Building to Implement Environmental Assessment Procedures		200.00	Agriculture and Natural Resources
Capacity Building in Road Safety and Road Asset Management		300.00[b]	Transport and Communications
Strengthening of the Payment and Settlement System (Supplementary)		300.00	Finance
Subtotal	500.00	1,200.00	

a Of this amount, $200,000 is to be financed from the Technical Assistance Special Fund (TASF) and $190,000 by the Government of Australia with ADB acting as executing agency.
b To be financed from the Japan Special Fund (JSF).
c Of this amount, $500,000 is to be financed from the TASF and $200,000 by the Government of Finland with ADB acting as executing agency
d Of this amount, $200,000 is to be financed from the TASF and $650,000 from the Cooperation Fund for National Poverty Reduction Strategies (NPRS).
e Of this amount, $600,000 is to be financed from the JSF and $350,000 from the Poverty Reduction Cooperation Fund (PRF).
f To be financed by the Government of the Netherlands with ADB acting as executing agency.
g To be financed by the Government of the United Kingdom with ADB acting as executing agency.
h To be financed from the PRF.
i Of this amount, $250,000 is to be financed from the TASF and $500,000 from the JSF.

CONTINUED

	Project Preparatory	Advisory and Operational	Sector
CAMBODIA			
Sustainable Rural Water Supply and Sanitation	150.00		Water Supply, Sanitation, and Waste Management
Transport Infrastructure Development and Maintenance	1,000.00[a]		Transport and Communications
Second Phase of Support to Local Administration	400.00[a]		Law, Economic Management, and Public Policy
Tonle Sap Lowland Stabilization	1,000.00[b]		Agriculture and Natural Resources
Capacity Building of the Inland Fisheries Research and Development Institute II		300.00	Agriculture and Natural Resources
Community Self-Reliance and Flood Risk Reduction		500.00[c]	Agriculture and Natural Resources
Cambodia Business Initiative in Rural Development		150.00[c]	Agriculture and Natural Resources
Capacity Building for National Economic Policy Analysis and Development Management		500.00	Law, Economic Management, and Public Policy
Participatory Poverty Assessment of the Tonle Sap (Supplementary)		100.00[c]	Agriculture and Natural Resources
Restructuring of the Railway in Cambodia		1,500.00[d]	Transport and Communications
Financial Sector Program Implementation		500.00	Finance
Study of the Influence of Built Structures on the Fisheries of the Tonle Sap		765.00[e]	Agriculture and Natural Resources
Financial Sector Blueprint Update		150.00[f]	Finance
Developing Deposit Services in Rural Cambodia		600.00[c]	Finance
Subtotal	2,550.00	5,065.00	
CHINA, PEOPLE'S REPUBLIC OF			
Taiyuan-Zhongwei Railway	500.00		Transport and Communications
Inner Mongolia Autonomous Region Environmental Improvement	500.00		Energy
Guiyang Integrated Water Resources Management	960.00[g]		Agriculture and Natural Resources
Heilongjiang Road Network Development	500.00		Transport and Communications
Nanjing Qinhuai River Environmental Improvement	600.00		Multisector
Hefei Urban Environment Improvement	750.00		Multisector
Integrated Ecosystem Management and Environmental Protection of the Baiyangdian Lake Catchment	500.00		Agriculture and Natural Resources
Dryland Farming in the Northern Region	400.00		Agriculture and Natural Resources
Western Roads Development	800.00		Transport and Communications
Ningxia Yinchuan Integrated Ecosystem Management	850.00[h]		Agriculture and Natural Resources
Railway Development	500.00		Transport and Communications
Shaanxi-Qinling Mountains Integrated Ecosystem Management	500.00		Agriculture and Natural Resources
Poverty Reduction in Coal Mine Areas in Shanxi Province		500.00[c]	Energy
Nongovernment Organization-Government Partnerships in Village-Level Poverty Alleviation		1,000.00[c]	Multisector
Developing a Result-Based National Monitoring and Evaluation System for Key Projects		400.00	Law, Economic Management, and Public Policy
Nanjing Water Utility Long-Term Capital Finance in Commercial Markets		600.00[i]	Law, Economic Management, and Public Policy
Development of Asset-Backed Securities Market and Restructuring of Asset Management Companies		1,000.00	Finance
Support for the Preparation of the 11th Five-Year Plan		500.00	Law, Economic Management, and Public Policy
PRC Country Environmental Analysis		150.00	Agriculture and Natural Resources
Alternative Energy Supply for Rural Poor in Remote Areas		500.00[c]	Energy
Evaluating Poverty Impacts of Transport Projects		150.00	Transport and Communications
Flood Management Strategy Study (Supplementary)		49.60[j]	Agriculture and Natural Resources
Rural Road Development Strategy		350.00	Transport and Communications
Alternative Livelihood Options to Facilitate Coal Sector Restructuring		300.00[c]	Multisector
Urban Poverty Strategy Study II		300.00[c]	Multisector
Road Safety Improvement		625.00[k]	Transport and Communications
Railway Passenger and Freight Policy Reform Study		400.00	Transport and Communications

a To be financed from the JSF.
b Of this amount, $200,000 is to be financed from the TASF and $800,000 from the JSF.
c To be financed from the PRF.
d To be financed by the Government of France with ADB acting as executing agency.
e To be financed by the Government of Finland with ADB acting as executing agency.
f To be financed by the Government of Spain with ADB acting as executing agency.
g Of this amount, $800,000 is to be financed from the TASF and $160,000 from the Cooperation Fund for the Water Sector (CFWS).
h Of this amount, $500,000 is to be financed from the TASF and $350,000 from the Global Environment Facility (GEF).
i Of this amount, $490,000 is to be financed from the TASF and $110,000 from the CFWS.
j To be financed from the CFWS.
k Of this amount, $400,000 is to be financed from the TASF and $225,000 from the Global Road Safety Partnership (GRSP).

CONTINUED

	Project Preparatory	Advisory and Operational	Sector
Study on Sustainable Urbanization in Metropolitan Regions		500.00	Multisector
Energy Conservation and Resource Management		600.00	Energy
Application of Public-Private Partnerships in Urban Rail-Based Transportation		500.00	Transport and Communications
National Fund for Development of Credit Guarantees for Private Enterprises		700.00	Finance
Provincial Development Strategy of Selected Provinces in Northwestern Region		1,000.00	Law, Economic Management, and Public Policy
Institutional Development of SEPA's Regional Supervision Centers		550.00	Agriculture and Natural Resources
Bank of China Ltd. for Improving Corporate Governance		300.00	Finance
Subtotal	7,360.00	10,974.60	
COOK ISLANDS			
Strengthening Disaster Management and Mitigation		600.00	Multisector
Subtotal		600.00	
FIJI ISLANDS			
Rural and Outer Islands Development	700.00		Agriculture and Natural Resources
Strengthening Commercial Agriculture Development		600.00[a]	Agriculture and Natural Resources
Private Sector Development Roadmaps		300.00	Law, Economic Management, and Public Policy
Subtotal	700.00	900.00	
INDIA			
Uttaranchal State Roads	368.00		Transport and Communications
Uttaranchal Urban Development	600.00		Water Supply, Sanitation, and Waste Management
North Eastern Region Urban Development (Phase II)	960.00[b]		Multisector
A Study on the Development of an Agency to Facilitate Issuance of Residential Mortgage-Backed Securities		250.00[c]	Finance
Water Users Association Empowerment for Improved Irrigation Management in Chhattisgarh		1,900.00[d]	Agriculture and Natural Resources
Institutional Strengthening and Capacity Building for Madhya Pradesh State Road Sector (Supplementary)		600.00[d]	Transport and Communications
Uttaranchal Power Sector Capacity Building		500.00	Energy
Integrated Coastal Management and Related Investment Development		250.00[d]	Agriculture and Natural Resources
Development of Road Agencies in the North Eastern States		900.00	Transport and Communications
Subtotal	1,928.00	4,400.00	
INDONESIA			
Second Community and Local Government Support Sector	600.00		Multisector
Support for Decentralized Education Management II (Supplementary)		6,030.00[e]	Education
Supporting an Effective Institutional Framework for Fiscal Decentralization		500.00	Law, Economic Management, and Public Policy
Natural Resources Management in a Decentralized Framework		600.00	Agriculture and Natural Resources
Secondary Mortgage Facility		600.00[a]	Finance
Support for Infrastructure Development		2,000.00	Multisector
Subtotal	600.00	9,730.00	
KAZAKHSTAN			
Second Rural Water Supply and Sanitation Sector	650.00[a]		Water Supply, Sanitation, and Waste Management
Strengthening the Water Supply Sector Program		150.00[a]	Water Supply, Sanitation, and Waste Management
Financial Sector Governance Phase II		500.00[a]	Finance
Subtotal	650.00	650.00	
KYRGYZ REPUBLIC			
Vocational Education and Skills Training	300.00[a]		Education
Reform and Modernization of Revenue Administration	500.00		Law, Economic Management, and Public Policy

a To be financed from the JSF.
b Of this amount, $160,000 is to be financed from the CFWS and $800,000 from the Government of the United Kingdom with ADB acting as executing agency.
c To be financed by the Government of Switzerland with ADB acting as executing agency.
d To be financed by the Government of the United Kingdom with ADB acting as executing agency.
e To be financed by the European Commission (EC).

CONTINUED

	Project Preparatory	Advisory and Operational	Sector
Support to the Development and Implementation of the National Poverty Reduction Strategy II		400.00	Law, Economic Management, and Public Policy
Supporting Banking Sector and Capital Market Development Program		600.00[a]	Finance
Subtotal	800.00	1,000.00	
LAO PEOPLE'S DEMOCRATIC REPUBLIC			
Health Sector Development Program	700.00[a]		Health, Nutrition, and Social Protection
Northern Greater Mekong Subregion Transport Network Improvement	800.00[a]		Transport and Communications
Poverty Reduction Through Land Tenure Consolidation, Participatory Natural Resources Management and Local Communities Skills Building (Supplementary)		124.30[b]	Agriculture and Natural Resources
Operationalization of the Northern Region Development Strategy		150.00	Law, Economic Management, and Public Policy
Capacity Development for Monitoring Development Results of the National Growth and Poverty Eradication Strategy		150.00[c]	Law, Economic Management, and Public Policy
Public Expenditure Planning for National Growth and Poverty Eradication Strategy		700.00[d]	Law, Economic Management, and Public Policy
Capacity Building for Gender Mainstreaming in Agriculture		400.00	Agriculture and Natural Resources
Subtotal	1,500.00	1,524.30	
MALDIVES			
Strengthening of the Public Accounting System (Supplementary)	40.00[a]		Law, Economic Management, and Public Policy
Small and Medium-Sized Enterprise Development	600.00		Industry and Trade
Developing a Results-Oriented 7th National Development Plan		377.00[d]	Law, Economic Management, and Public Policy
Promoting Sound Environmental Management in the Aftermath of the Tsunami Disaster		400.00[e]	Water Supply, Sanitation, and Waste Management
Strengthening Project Management and Monitoring for the Ministry of Finance and Treasury		250.00	Law, Economic Management, and Public Policy
Strengthening of Public Service Division		250.00	Law, Economic Management, and Public Policy
Subtotal	640.00	1,277.00	
MARSHALL ISLANDS			
Increasing Ownership of and Effective Demand for Improved Urban Waste Management		300.00[b]	Water Supply, Sanitation, and Waste Management
Subtotal		300.00	
MONGOLIA			
Urban Development and Housing	600.00[f]		Multisector
Prefeasibility Study of the Western Regional Road Corridor Development		150.00	Transport and Communications
Capacity Building for Financial Sector Reforms		900.00[a]	Finance
Subtotal	600.00	1,050.00	
NAURU			
Reform of the Nauru Phosphate Corporation		375.00[g]	Energy
Capacity Building for Financial and Economic Management (Supplementary)		102.81[g]	Finance
Subtotal		477.81	
NEPAL			
Education Sector Development Program I	600.00[h]		Education
Preparation of Education Sector Development Policy and Strategy (Supplementary)		110.00	Education
Regional Development Strategy		760.00	Law, Economic Management, and Public Policy
Reaching the Most Disadvantaged Groups in Mainstream Rural Development		685.00[b]	Health, Nutrition, and Social Protection
Subtotal	600.00	1,555.00	

a To be financed from the JSF.
b To be financed from the PRF.
c To be financed from the Cooperation Fund in Support of Managing for Developmental Results (MDRCF).
d To be financed from the Cooperation Fund for National Poverty Reduction Strategies (NPRS).
e To be financed from the CFWS.
f Of this amount, $350,000 is to be financed from the TASF and $250,000 from the PRF.
g To be financed by the Government of Australia with ADB acting as executing agency.
h Of this amount, $450,000 is to be financed from the TASF and $150,000 from the PRF.

	Project Preparatory	Advisory and Operational	Sector
PAKISTAN			
Rawalpindi Environmental Improvement (Supplementary)	70.00		Water Supply, Sanitation, and Waste Management
Punjab Devolved Social Services Sector Development Program (Supplementary)	340.00[a]		Multisector
Mega City Development	150.00		Water Supply, Sanitation, and Waste Management
North-West Frontier Province Devolved Social Services Program	450.00[b]		Multisector
Punjab Irrigated Agriculture Development Sector	1,242.00[c]		Agriculture and Natural Resources
Power Transmission Enhancement	500.00[b]		Energy
Private Participation in Infrastructure Sector Development Program	1,000.00		Finance
Bahawalpur Rural Development, Phase II	300.00		Multisector
Mega City Sustainable Development	1,000.00		Multisector
Supporting and Monitoring Progress under the Access to Justice Program (Supplementary)		400.00	Law, Economic Management, and Public Policy
Support to Implementation of Decentralization II (Supplementary)		450.00	Law, Economic Management, and Public Policy
Support for Poverty Reduction Initiatives in Pakistan (Supplementary)		109.00	Law, Economic Management, and Public Policy
Agribusiness Development Project Implementation Support		150.00	Agriculture and Natural Resources
Support to Implementation of Gender Reform Action Plans		4,565.00[d]	Multisector
Operational Support to the Office of the Energy Advisor		150.00	Energy
Developing Social Health Insurance		350.00	Health, Nutrition, and Social Protection
Support of Infrastructure Investments		150.00	Multisector
Balochistan Capacity Building for Devolved Social Services		300.00	Multisector
Independent Monitoring of Remedial Actions for the Chashma Right Bank Irrigation, Stage III		150.00	Agriculture and Natural Resources
Additional Works for Preparation of Hill Torrents Management		150.00	Agriculture and Natural Resources
National Agriculture Sector Strategy		350.00	Agriculture and Natural Resources
Capacity Building for the Office of the Auditor General of Pakistan		2,000.00	Law, Economic Management, and Public Policy
Support for Subprogram 3 of the Punjab Resource Management Program		150.00	Law, Economic Management, and Public Policy
Results-Based Monitoring of Projects		500.00	Law, Economic Management, and Public Policy
Balochistan Economic Report		300.00	Law, Economic Management, and Public Policy
Subtotal	5,052.00	10,224.00	
PAPUA NEW GUINEA			
HIV/AIDS Prevention and Control in Rural Development Enclaves	150.00		Health, Nutrition, and Social Protection
PNG Gas Project	1,000.00		Energy
Policies for Private Sector Development		1,000.00[b]	Law, Economic Management, and Public Policy
Subtotal	1,150.00	1,000.00	
PHILIPPINES			
Metro Manila Urban Services for the Poor	700.00		Multisector
Strengthening the Anti-Money Laundering Regime (Phase II)		400.00[e]	Law, Economic Management, and Public Policy
Support for Health Sector Reform		1,000.00	Health, Nutrition, and Social Protection
Harmonization and Managing for Results		700.00	Law, Economic Management, and Public Policy
Support the Implementation of the Microfinance Development Program		500.00[b]	Finance
Strategy for Sustainable Aquaculture Development for Poverty Reduction		600.00	Agriculture and Natural Resources
Debt and Risk Management		720.00	Law, Economic Management, and Public Policy
Subtotal	700.00	3,920.00	
SAMOA			
Promoting Economic Use of Customary Land		300.00[b]	Law, Economic Management, and Public Policy
National Teacher Development Framework		350.00	Education
Subtotal		650.00	

a To be financed by the Government of the United Kingdom with ADB acting as executing agency.
b To be financed from the JSF.
c Of this amount, $595,000 is to be financed from the JSF; $557,000 by the Government of The Netherlands; and $90,000 from the CFWS with ADB acting as executing agency.
d Of this amount, $100,000 is to be financed from the TASF; $800,000 from the PRF; and $3,665,000 by the Government of Canada with ADB acting as executing agency.
e To be financed from the Cooperation Fund for Regional Trade and Financial Security Initiative (RTFSI).

CONTINUED

	Project Preparatory	Advisory and Operational	Sector
SOLOMON ISLANDS			
Implementation of Interisland Transport Reforms		495.00	Transport and Communications
Supporting Business Law Reform		600.00[a]	Law, Economic Management, and Public Policy
Subtotal		1,095.00	
SRI LANKA			
Small and Medium Enterprise Sector Development Program II	550.00[b]		Industry and Trade
Education Sector Development Program	700.00		Education
Sri Lanka Post-Tsunami Needs Assessment and Preparation for Emergency Assistance Implementation Strategies		500.00[c]	Multisector
Needs Assessment in Conflict-Affected Areas (Supplementary)		6.50	Multisector
Strengthening Technical Education		120.00	Education
Strengthening Local Government Infrastructure Financing		500.00	Multisector
Capacity Building of the Environmental and Social Division of the Road Development Authority		400.00	Transport and Communications
Independent External Monitoring of Resettlement Activities of the Southern Transport Development		336.00	Transport and Communications
Subtotal	1,250.00	1,862.50	
TAJIKISTAN			
Power Rehabilitation Phase II	500.00[b]		Energy
Rural Development	850.00[d]		Agriculture and Natural Resources
Tax Administration Modernization and Governance Enhancement	500.00		Law, Economic Management, and Public Policy
Improving Aid Coordination and Portfolio Management (Supplementary)		650.00[e]	Law, Economic Management, and Public Policy
Local Government Finance Capacity Building		700.00[f]	Law, Economic Management, and Public Policy
Farm Analysis and Awareness-Raising for Debt Resolution		800.00[c]	Agriculture and Natural Resources
Subtotal	1,850.00	2,150.00	
THAILAND			
Commercial Financing for Local Government Units		670.00	Law, Economic Management, and Public Policy
Preparing a Development Plan for the Tsunami Affected Andaman Region		150.00[g]	Multisector
Supporting Post-Tsunami Activities and Coastal Zone Management		150.00[g]	Law, Economic Management, and Public Policy
Promoting International Cooperation on Anti-Money Laundering and Combating the Financing of Terrorism		300.00[h]	Law, Economic Management, and Public Policy
Subregional Development Plan for the Tsunami-Affected Andaman Region		1,700.00[g]	Law, Economic Management, and Public Policy
Capacity Building for Pollution Taxation and Resource Mobilization for Environment and Natural Resources Sectors–Phase II		225.00	Agriculture and Natural Resources
Infrastructure Investment Advisory Assistance to the Public Debt Management Office of Thailand		150.00	Multisector
Subtotal		3,345.00	
TIMOR-LESTE			
Urban Water Supply and Sanitation	600.00[b]		Water Supply, Sanitation, and Waste Management
Infrastructure Sectors Capacity Development		600.00	Multisector
Subtotal	600.00	600.00	
TONGA			
Integrated Urban Development	700.00[b]		Water Supply, Sanitation, and Waste Management
Subtotal	700.00		

a Of this amount, $400,000 is to be financed from the TASF and $200,000 by the Government of Australia with ADB acting as executing agency.
b To be financed from the JSF.
c To be financed from the PRF.
d Of this amount, $700,000 is to be financed from the TASF and $150,000 from the PRF.
e To be financed by the Government of the United Kingdom with ADB acting as executing agency.
f Of this amount, $200,000 is to be financed from the TASF and $500,000 from the Governance Cooperation Fund (GCF).
g To be financed from the Asian Tsunami Fund (ATF).
h To be financed from the RTFSI.

	Project Preparatory	Advisory and Operational	Sector
UZBEKISTAN			
Rural Renewable Energy Development	300.00[a]		Energy
Development of Market Infrastructure for Private Farms and Agribusinesses	600.00		Agriculture and Natural Resources
Financial Sector Infrastructure Development		400.00[b]	Finance
Transport Sector Strategy (2006–2020)		600.00[b]	Transport and Communications
Effective Management of Investments and Reforms in Basic Education		400.00[b]	Education
Subtotal	900.00	1,400.00	
VIET NAM			
Support to Implementation of Poverty Reduction Program II Outlined under the Poverty Reduction Support Credit IV	150.00		Law, Economic Management, and Public Policy
Kunming-Haiphong Transport Corridor (Supplementary)	350.00[b]		Transport and Communications
Song Bung 4 Hydropower Phase II	1,575.00[c]		Energy
Financial Sector Development Program III	900.00[b]		Finance
Capacity Building for Water Resources Management (Supplementary)		500.00[d]	Agriculture and Natural Resources
Strategic Secondary Education Planning and Cooperation		600.00[e]	Education
Results-Based Monitoring of Poverty Reduction and Growth		400.00[f]	Law, Economic Management, and Public Policy
Strengthening Agriculture Science and Technology Management		700.00[b]	Agriculture and Natural Resources
Implementing the Regulatory and Supervisory Framework for Microfinance		250.00[g]	Finance
Support to Thua Thien Hue and Quang Tri Provinces for Sustainable Poverty Reduction and Growth Programs		900.00[h]	Law, Economic Management, and Public Policy
Muong Duong Thermal Power Generation		550.00	Energy
Capacity Building to Dak Nong Province for Improving Poverty Reduction and Growth Performance		650.00[i]	Law, Economic Management, and Public Policy
Support for Pro-poor Health Policies (Supplementary)		50.00[g]	Health, Nutrition, and Social Protection
Developing Benefit Sharing Mechanisms for People Adversely Affected by Power Generation Projects		150.00[g]	Energy
Strengthening Institutional Capacity of Local Stakeholders for Implementation of Son La Livelihood and Resettlement Plan		1,000.00[g]	Energy
Expressway Network Development Plan		1,150.00	Transport and Communications
Implementation of the Environmental Management Plan for the Son La Hydropower		800.00[a]	Energy
Capacity Building in the Strategic Environmental Assessment of the Hydropower Sector		475.00[a]	Energy
Air Pollution, Poverty, and Health Effects in Ho Chi Minh City		600.00[g]	Health, Nutrition, and Social Protection
Support to Implement the Anti-Money Laundering Decree		500.00[b]	Multisector
Subtotal	2,975.00	9,275.00	
TOTAL	43,005.00	85,850.21	

a To be financed by the Government of Finland with ADB acting as executing agency.
b To be financed from the JSF.
c Of this amount, $975,000 is to be financed from the JSF and $600,000 by the Government of France with ADB acting as executing agency.
d To be financed by the Government of Denmark with ADB acting as executing agency.
e Of this amount, $300,000 is to be financed from the JSF and $300,000 by the Government of Denmark with ADB acting as executing agency.
f To be financed from the MDRCF.
g To be financed from the PRF.
h To be financed from the NPRS.
i Of this amount, $325,000 is to be financed from the PRF and $325,000 from the NPRS.

Table 24
TECHNICAL ASSISTANCE GRANTS BY SECTOR,[a] 1967–2005, 2004, 2005

	1967–2005[b]			2004			2005		
	No.	$ Thousand	%	No.	$ Thousand	%	No.	$ Thousand	[illegible]
Agriculture and Natural Resources	1,051	493,445.32	22.45	46	27,184.00	17.79	38	21,165.90	16.43
Education	274	131,058.72	5.96	17	8,275.00	5.42	10	9,330.00	7.24
Energy	470	212,634.05	9.67	25	15,080.00	9.87	23	14,420.00	11.19
Finance	421	194,300.72	8.84	18	10,275.00	6.73	20	11,052.81	8.58
Health, Nutrition, and Social Protection	166	76,125.90	3.46	12	4,670.00	3.06	8	3,685.00	2.86
Industry and Trade	260	106,305.00	4.84	14	7,750.00	5.07	3	1,550.00	1.20
Law, Economic Management, and Public Policy	868	415,024.55	18.88	56	28,626.50	18.74	49	26,116.00	20.27
Transport and Communications	588	273,980.45	12.47	28	14,890.00	9.75	28	17,124.00	13.29
Water Supply, Sanitation, and Waste Management	240	101,483.45	4.62	17	9,070.00	5.94	12	5,110.00	3.97
Multisector	297	193,457.62	8.80	16	26,948.00	17.64	29	19,301.50	14.98
TOTAL[c]	4,635	2,197,815.77	100.00	249	152,768.50	100.00	220	128,855.21	100.00

a Excludes loan-financed technical assistance (included in loan data) and regional activities.
b Cumulative data adjusted to exclude technical assistance grants withdrawn by governments.
c Totals may not add due to rounding.

STATISTICAL ANNEX

Table 25
TECHNICAL ASSISTANCE: LOAN AND GRANT-FINANCED BY SECTOR, 2005
(amounts in $ million)

	Loan	Grant[a]	Total	%
Agriculture and Natural Resources	26.78	21.17	47.95	15.85
Education	5.66	9.33	14.99	4.96
Energy	8.65	14.42	23.07	7.63
Finance	–	11.05	11.05	3.65
Health, Nutrition, and Social Protection	2.63	3.69	6.32	2.09
Industry and Trade	–	1.55	1.55	0.51
Law, Economic Management, and Public Policy	1.70	26.12	27.82	9.20
Transport and Communications	45.43	17.12	62.55	20.68
Water Supply, Sanitation, and Waste Management	26.92	5.11	32.03	10.59
Multisector	55.84	19.30	75.14	24.84
TOTAL	173.61	128.86	302.47	100.00

a Excludes regional technical assistance grants.

STATISTICAL ANNEX

Table 26
REGIONAL TECHNICAL ASSISTANCE ACTIVITIES, 2005

	$ Thousand
CONFERENCE	
Regional Workshops in Preparation for the Second High-Level Forum on Harmonization and Alignment for Aid Effectiveness (Supplementary)	41.93[a]
High Level Coordination Meeting on Rehabilitation and Reconstruction Assistance to Tsunami-Affected Countries	150.00
Environmental Inputs for the Second GMS Summit	90.00
Joint Conference on Worker Remittances and Poverty Reduction with Inter-American Development Bank and United Nations Development Programme	150.00
Fifteenth Tax Conference	150.00[b]
Energy Efficiency Initiative Consultation Workshop	150.00
Establishment of the Central Asia Regional Economic Cooperation (CAREC) Members Electricity Regulators Forum	500.00
International Conference on 'Asia 2015: Ending Poverty?'	150.00
Competition Law and Policy Roundtable	100.00
Subtotal	1,481.93
RESEARCH	
Making Markets Work Better for the Poor (Supplementary)	443.60[c]
Preparing a Pacific Governance Strategy	17.22[d]
Strengthening Pro-Poor Policy in the Pacific	1,850.00[e]
Better Air Quality Management in Asia (Supplementary)	390.00[f]
Subregional Cooperation for Information and Communications Technology in Basic Education	600.00
Development and Dissemination of Water-Saving Rice Technologies in South Asia	1,000.00
Managing the Cities in Asia	980.00
Establishment of Regional Knowledge Hubs	990.00
Subtotal	6,270.82
STUDY	
South Asia Subregional Economic Cooperation Information and Communication Technology Development Master Plan	450.00
Regional Environmental Compliance and Enforcement Network	250.00[g]
Greater Mekong Subregion Southern Coastal Corridor	1,000.00[b]
Special Evaluation Study on Urban Sector Strategy and Operations	150.00
Socioeconomic Implications of HIV/AIDS in the Pacific	300.00
Developing New Policy Paradigms for Sustainable Livelihoods Protection and Natural Resource Management among Ethnic Minorities of the GMS: A Study of Policies and Their Impacts, Strategies for Change	150.00[h]
ASEAN+3 Regional Multicurrency Bond	400.00[b]
Rural Finance in Central Asia (Supplementary)	50.00[i]
Technical Assistance for Selected Evaluation Studies for 2005	1,250.00
Greater Mekong Subregion Regional Communicable Diseases Control (Supplementary)	250.00[j]
Preparation of International Public Sector Financial Audit Guidelines	235.00
GMS: Rehabilitation of the Railway in Cambodia	625.00[b]

a Of this amount, $32,505 is to be financed by the Government of Japan and $9,426 from the European Bank for Reconstruction and Development (EBRD) with ADB acting as executing agency.
b To be financed from the Japan Special Fund (JSF).
c Of this amount, $385,000 is to be financed from the Poverty Reduction Cooperation Fund (PRF) and $58,600 by the Government of Australia with ADB acting as executing agency.
d To be financed by the Government of the United States Department of Interior (USDOI) with ADB acting as executing agency.
e Of this amount, $925,000 is to be financed from the PRF and $925,000 by the Government of Australia with ADB acting as executing agency.
f To be financed from private sector contributions.
g To be financed from the Governance Cooperation Fund (GCF).
h To be financed from the Cooperation Fund for National Poverty Reduction Strategies (NPRS).
i To be financed by the Government of Denmark with ADB acting as executing agency.
j To be financed by the Government of Belgium with ADB acting as executing agency.

CONTINUED

	$ Thousand
Reviewing the Poverty Impact of Regional Economic Integration in the GMS (Supplementary)	100.00[a]
Demographic and Health Surveys in Pacific Island Countries	1,000.00
Socioeconomic Impact of Road Crashes	925.00[b]
Enhancing the Business Environment of the GMS	500.00[c]
Innovative Information and Communications Technology in Education, and Its Potential for Reducing Poverty in the Asia and Pacific Region	800.00[b]
GMS: Preparing the Sustainable Tourism Development Project	900.00
A Study on Economic Cooperation Between East Asia and South Asia	500.00
Development of Catastrophe Risk Insurance Mechanisms	150.00[b]
Facilitation of Transport Cooperation among Central Asia Regional Economic Cooperatiòn Countries (Phase I)	650.00[d]
Supporting Enhanced Cooperation among Southeast Asian Equity Markets	500.00
Subtotal	11,135.00
TRAINING	
Regional Capacity Building Workshop on Performance-Based Allocation of ADF Resources	400.00
Greater Mekong Subregion Phnom Penh Plan for Development Management II	3,573.00[e]
Capacity Building in Local Banks in Developing Member Countries Participating in the Trade Finance Facilitation Program	225.00
Enhancing Financial Disclosure Standards in Transitional Economies	500.00
Strengthening the Audit Capability of Members of the Asian Organization of Supreme Audit Institutions	650.00[d]
Results-focused Project Design and Management	850.00
Improving Delivery of Infrastructure Services	800.00
Implementation of Pacific Education Strategy: Skills Development	975.00[d]
Preparation and Pilot of the Community of Practice on Managing for Development Results (CoP-MfDR)	150.00
Public Policy Training Program 2006	950.00[f]
Strengthening Economic and Financial Monitoring in Selected ASEAN+3 Countries	600.00
Strengthening and Collection of Purchasing Power Parity Data in Selected Developing Member Countries (Supplementary)	670.00
Pacific Financial Technical Assistance Centre 2005–2008	800.00
Support to ADB–Inter-American Development Bank Partnership Agreement	75.00
Capacity Building of Private Sector Financial Institutions in Meeting Environmental and Social Challenges	150.00[g]
Support to Boao Forum for Asia 2006	50.00
Leadership Enhancement and Advancement Program (Supplementary)	50.00[h]
Developing Pro-Poor Governance Capability and Knowledge	875.00[b]
Subtotal	12,343.00
OTHERS	
Support Development of the Action Plan on Trade and Investment Facilitation in GMS	150.00
Central Asian Countries Initiative for Land Management	1,250.00[i]
Strengthening Malaria Control for Ethnic Minorities	750.00[b]
HIV/AIDS Vulnerability and Risk Reduction Among Ethnic Minority Groups Through Communication Strategies	700.00[b]
Legal Empowerment for Women and Disadvantaged Groups	550.00[b]

a To be financed from the NPRS.
b To be financed from the PRF.
c Of this amount, $300,000 is to be financed from the Technical Assistance Special Fund (TASF) and $200,000 by the Government of the People's Republic of China with ADB acting as executing agency.
d To be financed from the JSF.
e Of this amount, $800,000 is to be financed from the TASF; $500,000 from the Regional Cooperation and Poverty Reduction Fund (RCPF); $1,923,000 by the Government of France; and $350,000 by the Government of New Zealand with ADB acting as executing agency.
f To be financed from the Japan Fund for Public Policy Training (JFPPT).
g To be financed by the Government of Switzerland with ADB acting as executing agency.
h To be financed by the Government of Australia with ADB acting as executing agency.
i Of this amount, $500,000 is to be financed from the TASF; $700,000 from the Global Environment Facility Grant (GEF); and $50,000 from the Global Mechanism (GM).
j To be financed by the Government of Belgium with ADB acting as executive agency.

CONTINUED

	$ Thousand
ADB's Continued Participation in the Cities Alliance	600.00
Aviation Legislative and Regulatory Review	450.00[a]
Enhancing the Development Effectiveness of the GMS Economic Cooperation Program	2,500.00
Establishment of the GMS Environment Operations Center	150.00
Portal for Statistics Resources	140.00
Implementing Pilot Projects for Small Piped Water Networks	400.00[b]
Facilitating Knowledge Management for Pro-Poor Policies and Projects	980.00[c]
Improving the Key Indicators of Developing Asia and Pacific Countries	140.00
Greater Silk Road Initiative 2006	985.00
Asian Development Outlook 2006	340.00
Supporting the Achievement of the MDGs in the Asia and Pacific Region: Phase II	325.00
Strengthening Country Safeguard Systems	800.00
Capacity Building for Regional Cooperation in Central Asia	400.00[d]
Core Environment Program and Biodiversity Conservation Corridors Initiative in the Greater Mekong Subregion	24,970.00[e]
Rolling Out Air Quality Management in Asia	655.00[f]
Promoting Environmental Investment in Asia and the Pacific	400.00[g]
South Asia Subregional Economic Cooperation III	1,000.00
Subtotal	38,635.00
TOTAL	69,865.75

a To be financed from the Cooperation Fund for Regional Trade and Financial Security Initiative (RTFSI).
b Of this amount, $200,000 is to be financed from the TASF and $200,000 by the Government of France with ADB acting as executing agency.
c To be financed from the PRF.
d To be financed from the RCPF.
e Of this amount, $1,220,000 is to be financed from the TASF; $550,000 from the PRF; $13,200,000 by the Government of the Netherlands; and $10,000,000 by the Government of Sweden with ADB acting as executing agency.
f To be financed by the Government of Finland with ADB acting as executing agency.
g Of this amount, $200,000 is to be financed from TASF and $200,000 by the Government of Finland with ADB acting as executing agency.

Table 27
NET TRANSFER OF RESOURCES
(ORDINARY CAPITAL RESOURCES AND ASIAN DEVELOPMENT FUND),[a,b] 2003–2005
($ million)

	OCR			ADF		
	2003	2004	2005	2003	2004	2005
Afghanistan	–	1.65	33.51	54.54	40.48	20.66
Azerbaijan	–	–	–	–	–	0.50
Bangladesh	20.19	89.61	93.38	47.69	(70.07)	(12.21)
Bhutan	(0.06)	(0.07)	(0.14)	3.34	5.35	10.48
Cambodia	–	–		68.40	70.87	76.73
China, People's Rep. of	(1,977.89)	0.49	544.64	–	–	–
Cook Islands	–	–	–	(0.02)	1.14	0.53
Fiji Islands	0.92	4.11	8.30	–	–	–
Hong Kong, China	–	–	–	–	–	–
India	(1,197.14)	(1,036.01)	457.20	–	–	–
Indonesia	(432.15)	(282.67)	105.23	30.08	28.93	37.58
Kazakhstan	(19.73)	(85.67)	(153.38)	0.16	0.22	(0.47)
Kiribati	–	–	–	2.27	2.32	1.36
Korea, Rep. of	(2,122.84)	(66.84)	(1,756.33)	–	–	–
Kyrgyz Republic	–	–	–	22.18	50.36	25.10
Lao People's Democratic Republic	–	–	25.07	40.53	31.00	47.78
Malaysia	(69.04)	(59.48)	(52.99)	–	–	–
Maldives	–	–	–	3.91	0.94	3.66
Marshall Islands	0.22	(0.34)	(0.21)	3.98	0.74	(0.05)
Micronesia, Fed. States of	–	–	–	2.42	0.63	1.24
Mongolia	–	6.00	(0.57)	34.52	32.54	21.13
Myanmar	(1.44)	–	–	–	–	–
Nauru	–	–	–	–	–	–
Nepal	(6.08)	(6.01)	(5.71)	(0.43)	(17.34)	2.92
Pakistan	10.86	(922.29)	150.45	(14.18)	59.31	92.46
Papua New Guinea	(13.09)	(14.57)	(4.78)	(4.63)	(0.10)	(4.75)
Philippines	(54.82)	(194.47)	(89.81)	(17.43)	(24.07)	(29.13)
Samoa	–	–	–	(0.81)	(0.17)	(0.35)
Singapore	–	–	–	–	–	–
Solomon Islands	–	–	–	(2.98)	(0.71)	1.16
Sri Lanka	36.37	36.64	21.16	129.37	79.66	101.54
Taipei,China	–	–	–	–	–	–
Tajikistan	–	–	–	14.24	19.00	25.22
Thailand	(223.22)	(98.67)	(390.98)	(3.56)	(3.55)	(3.44)
Timor-Leste	–	–	–	–	–	–
Tonga	–	–	–	5.02	(1.26)	(1.37)
Turkmenistan	–	–	–	–	–	–
Tuvalu	–	–	–	0.09	0.01	0.06
Uzbekistan	29.01	68.39	69.70	3.22	2.43	(0.21)
Vanuatu	–	–	–	(0.84)	(0.92)	(0.93)
Viet Nam	60.62	6.79	(13.39)	219.69	160.80	195.02
Regional	(2.58)	(6.32)	(27.65)	–	–	
TOTAL[c]	(5,961.86)	(2,559.73)	(987.32)	640.76	468.54	612.24

– Nil; ADF = Asian Development Fund; OCR = ordinary capital resources.
( ) Negative.
a Net transfer of resources for OCR defined as loan disbursements less principal repayments/prepayments and interest/charges received. Includes private sector loans and net equity investments.
b Net transfer of resources for ADF defined as loan disbursements less principal repayments and interest/charges received. Includes private sector loans.
c Totals may not add due to rounding.

Table 28
NET TRANSFER OF RESOURCES
(ORDINARY CAPITAL RESOURCES AND ASIAN DEVELOPMENT FUND COMBINED),[a] 1996–2005
($ million)

	1996–2000 Average	2001	2002	2003	2004	[illegible]
Afghanistan	–	–	82.99	54.54	42.13	54.17
Azerbaijan	–	–	–	–	–	0.50
Bangladesh	166.07	104.33	71.96	67.88	19.54	81.17
Bhutan	3.84	5.57	12.71	3.28	5.28	10.34
Cambodia	28.81	46.42	76.40	68.40	70.87	76.73
China, People's Rep. of	456.64	555.26	(246.41)	(1,977.89)	0.49	544.64
Cook Islands	1.67	0.21	(0.33)	(0.02)	1.14	0.53
Fiji Islands	(4.39)	(2.74)	(2.98)	0.92	4.11	8.30
Hong Kong, China	–	–	–	–	–	–
India	203.37	(218.21)	(122.96)	(1,197.14)	(1,036.01)	457.20
Indonesia	(4.67)	(44.26)	115.78	(402.07)	(253.74)	142.80
Kazakhstan	41.04	(15.10)	(26.50)	(19.57)	(85.45)	(153.85)
Kiribati	0.12	1.32	0.72	2.27	2.32	1.36
Korea, Rep. of	538.17	(268.83)	(136.36)	(2,122.84)	(66.84)	(1,756.33)
Kyrgyz Republic	43.20	55.83	24.17	22.18	50.36	25.10
Lao People's Democratic Republic	60.32	34.61	37.65	40.53	31.00	72.84
Malaysia	(33.27)	(49.30)	(49.42)	(69.04)	(59.48)	(52.99)
Maldives	1.76	2.16	5.59	3.91	0.94	3.66
Marshall Islands	6.76	7.87	7.59	4.20	0.40	(0.26)
Micronesia, Fed. States of	5.29	2.25	1.08	2.42	0.63	1.24
Mongolia	40.65	27.46	22.67	34.52	38.54	20.56
Myanmar	(6.85)	–	–	(1.44)	–	–
Nauru	0.44	(0.07)	–	–	–	–
Nepal	70.98	25.56	(9.26)	(6.51)	(23.35)	(2.79)
Pakistan	98.27	72.61	58.21	(3.32)	(862.98)	242.91
Papua New Guinea	(5.81)	13.29	(16.95)	(17.72)	(14.67)	(9.52)
Philippines	(117.78)	(80.57)	(196.71)	(72.25)	(218.54)	(118.94)
Samoa	(0.84)	1.61	(1.22)	(0.81)	(0.17)	(0.35)
Singapore	–	–	–	–	–	–
Solomon Islands	2.26	(0.80)	–	(2.98)	(0.71)	1.16
Sri Lanka	81.48	65.03	125.26	165.74	116.30	122.70
Taipei,China	–	–	–	–	–	–
Tajikistan	4.40	2.75	13.81	14.24	19.00	25.22
Thailand	89.37	(72.05)	(1,462.42)	(226.78)	(102.22)	(394.42)
Timor-Leste	–	–	–	–	–	–
Tonga	2.39	(0.61)	4.14	5.02	(1.26)	(1.37)
Turkmenistan	–	–	–	–	–	–
Tuvalu	0.56	1.14	(0.04)	0.09	0.01	0.06
Uzbekistan	14.82	30.47	16.35	32.23	70.82	69.49
Vanuatu	5.39	2.13	(0.24)	(0.84)	(0.92)	(0.93)
Viet Nam	143.05	161.54	223.03	280.31	167.59	181.62
Regional	11.03	(2.54)	(8.23)	(2.58)	(6.32)	(27.65)
TOTAL[b]	**1,948.55**	464.32	(1,379.92)	(5,321.09)	(2,091.18)	(375.08)

– Nil.
( ) Negative.
a Net transfer of resources defined as loan disbursements less principal repayments/prepayments and interest/charges received. Includes private sector loans and net equity investments.
b Totals may not add due to rounding.

FINANCIAL RESOURCES

Table 29
ASIAN DEVELOPMENT FUND (ADF) RESOURCES AND COMMITMENT AUTHORITY

ADF-CONTRIBUTED RESOURCES
($ million; as of 31 December 2005)

	Valued as of 31 December 2004 ($ equivalent)	Change in 2005			Valued as of 31 December 2005	
		Addition ($ equivalent)	Exchange Rate Adjustment ($ equivalent)	Net Change ($ equivalent)	($ equivalent)	(SDR equivalent[a])
Australia	1,270.23	52.74	(79.77)	(27.03)	1,243.20	869.81
Austria	223.64	6.52	(29.40)	(22.88)	200.76	140.46
Belgium	202.15	-	(26.41)	(26.41)	175.74	122.96
Canada	1,471.93	40.44	56.84	97.28	1,569.21	1,097.91
China, People's Republic of	0.00	7.00	-	7.00	7.00	4.90
Denmark	224.30	6.80	(29.89)	(23.09)	201.21	140.78
Finland	123.98	4.18	(16.52)	(12.34)	111.64	78.11
France	1,162.14	-	(151.86)	(151.86)	1,010.28	706.85
Germany	1,723.97	45.41	(226.19)	(180.77)	1,543.21	1,079.72
Hong Kong, China	36.55	4.48	-	4.48	41.03	28.71
Indonesia	14.96	-	-	-	14.96	10.47
Italy	778.15	-	(101.69)	(101.69)	676.46	473.29
Japan	12,697.80	285.15	(1,643.99)	(1,358.85)	11,338.94	7,933.38
Korea, Rep. of	154.37	30.01	4.51	34.52	188.89	132.16
Luxembourg	21.31	20.65	(4.92)	15.73	37.04	25.92
Malaysia	6.71	1.17	0.04	1.21	7.92	5.54
Nauru	1.93	-	-	-	1.93	1.35
The Netherlands	671.64	24.15	(89.78)	(65.63)	606.00	423.99
New Zealand	100.28	6.27	(5.66)	0.61	100.89	70.59
Norway	177.68	7.84	(18.51)	(10.67)	167.02	116.86
Portugal	69.72	-	(9.11)	(9.11)	60.61	42.41
Singapore	4.12	0.95	(0.06)	0.89	5.01	3.51
Spain	263.28	50.37	(37.23)	13.14	276.42	193.40
Sweden	277.05	10.34	(46.11)	(35.77)	241.28	168.81
Switzerland	372.25	10.33	(52.33)	(42.01)	330.23	231.05
Taipei,China	43.03	4.48	-	4.47	47.50	33.23
Thailand	5.18	0.73	(0.30)	0.43	5.61	3.93
Turkey	104.14	1.29	-	1.29	105.43	73.76
United Kingdom	954.55	-	(100.28)	(100.28)	854.27	597.70
United States	3,135.59	99.20	-	99.20	3,234.79	2,263.25
TOTAL[b]	26,292.60	720.50	(2608.63)	(1,888.13)	24,404.47	17,074.81

ADF COMMITMENT AUTHORITY
($ million; as of 31 December 2005)

	2004	2005
Carryover from ADF VIII		114.90[c]
ADF IX Contributions		497.60[d]
ADF VII & VIII Contributions	3,464.19	151.77
OCR Net Income Transfer	350.00	40.00
Loan Savings and Cancellation	495.20[e]	
Expanded Advance Commitment Authority	3,200.00	899.34
Less: Provision for Disbursement Risk	280.11	44.81
Total ADF Commitment Authority	7,229.28[f]	1,658.80[g]
Less: Loans and Grants Committed	6,383.90	1,619.03
Carryover of Conditional Loans Committed	720.93	
ADF Commitment Authority Available for Future Commitments	124.45[c]	39.77

– Nil.
a Refers to special drawing rights (SDR) valued at the rate of $1.42927 per SDR as of 31 December 2005.
b Totals may not add due to rounding.
c The US dollar equivalent of SDR80.39 million at each year-end exchange rates.
d Contributions received to finance forgone interest of grants are excluded as they have been incorporated in the computation of the Expanded Advance Commitment Authority.
e Refers to resources made available from loan savings and cancellations to directly finance additional loans under a special arrangement applicable during 2003 and 2004.
f Includes resources made available under the ADF VIII period (2001–2004).
g Includes resources made available under the ADF IX period (starting 1 January 2005).

STATISTICAL ANNEX

Table 30
TECHNICAL ASSISTANCE SPECIAL FUND
($ thousand equivalent; as of 31 December 2005)

	Total Contributions	Amount Utilized
Direct Voluntary Contributions		
Australia	2,484	2,484
Austria	159	159
Bangladesh	47	47
Belgium	1,394	1,394
Canada	3,346	3,346
China, People's Rep. of	1,600	1,600
Denmark	1,963	1,963
Finland	237	237
France	1,697	1,697
Germany	3,315	3,315
Hong Kong, China	100	100
India	2,958	2,958
Indonesia	250	250
Italy	774	774
Japan	47,710	47,710
Korea, Rep. of	1,900	1,900
Malaysia	909	909
Nauru	–	–
The Netherlands	1,338	1,338
New Zealand	1,096	1,096
Norway	3,279	3,279
Pakistan	1,666	1,596
Singapore	1,100	1,100
Spain	190	190
Sri Lanka	6	6
Sweden	862	862
Switzerland	1,035	1,035
Taipei,China	200	200
Turkey	–	–
United Kingdom	5,617	5,617
United States	1,500	1,500
Subtotal	88,732	88,662
Regularized Replenishment Contributions[a]	368,475	255,443
Transfer to Asian Development Fund	(3,472)	(3,472)
Allocation from OCR Net Income[b]	803,726	700,461
Subtotal	1,168,729	952,432
Total	1,257,461	1,041,094

– Nil; ADF = Asian Development Fund; OCR = ordinary capital resources.
( ) Negative.
a Represents Technical Assistance Special Fund (TASF) portion of contributions to the replenishment of the Asian Development Fund and the TASF authorized by Governors' Resolution Nos. 182, 214, and 300 at historical values.
b Includes income, repayments, and reimbursements to the TASF since 1980, including unrealized investment holding gains (losses).

Table 31
JAPAN SPECIAL FUND—Regular and Supplementary Contributions
Statement of Activities and Change in Net Assets
($ million)

	1988-1999[a]	2000	2001	2002	2003	2004	2005	Total
Contributions Committed	745.0	37.6	30.9	22.5	16.7	24.2	27.3	904.2
Revenue	89.3	19.6	14.2	5.9	3.3	4.3	7.1	143.7
Total	834.3	57.2	45.1	28.4	20.0	28.5	34.4	1,047.9
Transfer to Cooperation Fund for Regional Trade and Financial Security Initiative	–	–	–	–	–	(1.0)	–	(1.0)
Expenses	604.6	60.8	65.9	35.9	39.6	19.7	33.4	859.9
Exchange Gain (loss)	(23.5)	(0.1)	(1.0)	(0.6)	(0.3)	1.2	(0.8)	(25.1)
Translation Adjustments	(14.0)	1.5	–	–	–	–	–	(12.5)
Change in Net Assets	192.2	(2.2)	(21.8)	(8.1)	(19.9)	9.0	0.2	149.4

– Data not applicable.
( ) Negative.
a Prior years' amounts have been restated to conform with the 1995 presentation.

Table 32
JAPAN SPECIAL FUND—Asian Currency Crisis Support Facility
Statement of Activities and Change in Net Assets
($ million)

	1999-2000	2001	2002	2003	2004	2005	Total
Contributions Committed	241.0[a]	–	–	–	–	–	241.0
Revenue	0.4	0.3	1.4	0.7	0.5	1.1	4.4
Total	241.4	0.3	1.4	0.7	0.5	1.1	245.4
Transfer to Japan Fund for Poverty Reduction	–	–	(90.0)	–	–	–	(90.0)
Interest Payment Assistance written back	–	–	33.2	–	–	–	33.2
Expenses	105.3	8.8	16.2	1.2	(0.9)	(0.8)	129.8
Exchange Gain (loss)	–	(0.2)	(1.5)	–	–	–	(1.7)
Translation Adjustments	0.9	(28.4)	1.2	–	–	–	(26.3)
Change in Net Assets	137.0	(37.1)	(71.9)	(0.5)	1.4	1.9	30.8

– Data not applicable.
( ) Negative.
a A guarantee facility is provided under the ACCSF for which the Government of Japan (GOJ) has made available noninterest-bearing, nonnegotiable notes in the amount of 360 billion yen, encashable by ADB at any time to meet a call on any guarantee. In the absence of any concluded guarantee, the note was returned to GOJ on 25 March 2002.

Table 33
JAPAN FUND FOR POVERTY REDUCTION, 2005

	$ Thousand
AZERBAIJAN	
Mahalla Business Development	1,500
BANGLADESH	
Social Development for Erosion-Affected Poor in the Jamuna-Meghna Floodplains	790
BHUTAN	
Improving the Well-Being of Road Workers	500
CAMBODIA	
Improving Primary School Access in Disadvantaged Communes	1,870
Improving the Access of Poor Floating Communities on the Tonle Sap to Social Infrastructure and Livelihood Activities	1,000
Women's Development Centers	1,800
INDONESIA	
Enriching Lives of the Urban Poor through Food Fortification	1,750
Sustainable Livelihood Development for Coastal Communities in the Special Province of Nanggroe Aceh Darussalam	2,500
Rehabilitation of Coral Reef and Mangrove Resources in the Special Province of Nanggroe Aceh Darussalam	1,500
Seismically Upgraded Housing in Nanggroe Aceh Darussalam and North Sumatera	2,000
Restoration of Microenterprise and Microfinance in Aceh	2,000
LAO PEOPLE'S DEMOCRATIC REPUBLIC	
Sustainable Agroforestry Systems for Livelihood Enhancement of the Rural Poor	1,500
MALDIVES	
Restoration of Livelihoods of the Tsunami-Affected Farmers in the Maldives	1,000
MONGOLIA	
Maternal Mortality Reduction	1,000
PAKISTAN	
Enhancing Road Improvement Benefits to Poor Communities in the North-West Frontier Province	1,000
SRI LANKA	
Public Works Restoration and Rehabilitation of Line Drainage Systems of Tsunami-Affected Local Government Roads	2,000
Post-Tsunami Utility Connections for the Poor	2,000
TAJIKISTAN	
Community-Based Rural Road Maintenance	1,800
VIET NAM	
Community-Based Agricultural Extension and Training in Mountainous Districts	900
TOTAL	28,410

Table 34
JAPAN FUND FOR INFORMATION AND COMMUNICATION TECHNOLOGY, 2005

	$ Thousand
INDONESIA	
Support for the Local Government Performance Measurement System	730
PHILIPPINES	
Developing the Philippine Business Registry	700
REGIONAL	
Empowering the Rural Areas Through Community E-Centers Under the South Asia Subregional Economic Cooperation Program	1,000
TOTAL	2,430

Table 35
PROJECTS FINANCED BY THEMATIC FUNDS,[a] 2005

	$ Thousand
COOPERATION FUND FOR NATIONAL POVERTY REDUCTION STRATEGIES	
AZERBAIJAN	
Participatory Strategy Development and Implementation for Achieving the Millennium Development Goals	650.0
LAO PEOPLE'S DEMOCRATIC REPUBLIC	
Public Expenditure Planning for National Growth and Poverty Eradication Strategy	700.0
MALDIVES	
Developing a Results-Oriented 7th National Development Plan	377.0
VIET NAM	
Support to Thua Thien Hue and Quang Tri Provinces for Formulating Sustainable Poverty Reduction and Growth Programs	900.0
Capacity Building to Dak Nong Province for Improving Poverty Reduction and Growth Performance	325.0
REGIONAL	
Developing New Policy Paradigms for Sustainable Livelihoods	150.0
Protection and Natural Resource Management among Ethnic Minorities of the GMS: A Study of Policies and Their Impacts, Strategies for Change	
Reviewing the Poverty Impact of Regional Economic Integration in the GMS (Supplementary)	100.0
Subtotal	3,202.0
COOPERATION FUND FOR THE WATER SECTOR	
CHINA, PEOPLE'S REPUBLIC OF	
Guiyang Integrated Water Resources Management	160.0
Nanjing Water Utility Long-Term Capital Finance in Commercial Markets	110.0
Flood Management Strategy Study (Supplementary)	49.6
INDIA	
North Eastern Region Urban Development Phase II	160.0
MALDIVES	
Promoting Sound Environmental Management in the Aftermath of the Tsunami Disaster	400.0
PAKISTAN	
Punjab Irrigated Agriculture Development Sector	90.0
Subtotal	969.6
COOPERATION FUND IN SUPPORT OF MANAGING FOR DEVELOPMENT RESULTS	
LAO PEOPLE'S DEMOCRATIC REPUBLIC	
Capacity Development for Monitoring Development Results of the National Growth and Poverty Eradication Strategy	150.0
VIET NAM	
Results-Based Monitoring of Poverty Reduction and Growth	400.0
Subtotal	550.0
COOPERATIVE FUND FOR REGIONAL TRADE AND FINANCIAL SECURITY INITIATIVE	
PHILIPPINES	
Strengthening Anti-Money Laundering Regime (Phase II)	400.0
THAILAND	
Promoting International Cooperation on Anti-Money Laundering and Combatting the Financing of Terrorism	300.0
REGIONAL	
Aviation Legislative and Regulatory Review	450.0
Subtotal	1,150.0
GLOBAL ENVIRONMENT FACILITY	
CHINA, PEOPLE'S REPUBLIC OF	
Ningxia Yinchuan Integrated Ecosystem Management	350.0
REGIONAL	
Central Asian Countries Initiative for Land Management	700.0
Subtotal	1,050.0
GOVERNANCE COOPERATION FUND	
TAJIKISTAN	
Local Government Finance Capacity Building	500.0
REGIONAL	
Regional Environmental Compliance and Enforcement Network	250.0
Subtotal	750.0

GMS = Greater Mekong Subregion.

CONTINUED

	$ Thousand
POVERTY REDUCTION AND REGIONAL COOPERATION FUND (PRC)	
REGIONAL	
GMS Phnom Penh Plan for Development Management II	500.0
Enhancing the Business Environment of the GMS	200.0
Capacity Building for Regional Cooperation in Central Asia	400.0
Subtotal	1,100.0
POVERTY REDUCTION COOPERATION FUND	
BANGLADESH	
Participation of Urban Poor in Municipal Governance	480.0
Command Area Development	350.0
CAMBODIA	
Cambodia Business Initiative in Rural Development	150.0
Community Self-Reliance and Flood Risk Reduction	500.0
Participatory Poverty Assessment of the Tonle Sap (Supplementary)	100.0
Developing Deposit Services in Rural Cambodia	600.0
CHINA, PEOPLE'S REPUBLIC OF	
Poverty Reduction in Coal Mine Areas in Shanxi Province	500.0
NGO-Government Partnerships in Village-Level Poverty Alleviation	1,000.0
Alternative Energy Supply for Rural Poor in Remote Areas	500.0
Alternative Livelihood Options to Facilitate Coal Sector Restructuring	300.0
Urban Poverty Strategy Study II	300.0
LAO PEOPLE'S DEMOCRATIC REPUBLIC	
Poverty Reduction through Land Tenure Consolidation, Participatory Natural Resources Management and Local Communities Skills Building (Supplementary)	124.3
MARSHALL ISLANDS	
Increasing Ownership and Effective Demand for Improved Urban Waste Management	300.0
MONGOLIA	
Urban Development and Housing	250.0
NEPAL	
Education Sector Development Program I	150.0
Reaching the Most Disadvantaged Groups in Mainstream Rural Development	685.0
PAKISTAN	
Support to Implementation of Gender Reform Action Plans	800.0
SRI LANKA	
Sri Lanka Post-Tsunami Needs Assessment and Preparation for Emergency Assistance Implementation Strategies	500.0
TAJIKISTAN	
Rural Development	150.0
Farm Analysis and Awareness-Raising for Debt Resolution	800.0
VIET NAM	
Implementing the Regulatory and Supervisory Framework for Microfinance	250.0
Support for Pro-Poor Health Policies (Supplementary)	50.0
Capacity Building Support to Dak Nong Province for Improving Poverty Reduction and Growth Performance	325.0
Developing Benefit-Sharing Mechanisms for People Adversely Affected by Power Generation Projects	150.0
Strengthening Institutional Capacity of Local Stakeholders for Implementation of Son La Livelihood and Resettlement Plan	1,000.0
Air Pollution, Poverty and Health Effects in Ho Chi Minh City	600.0
REGIONAL	
Strengthening Malaria Control for Ethnic Minorities	750.0
HIV/AIDS Vulnerability and Risk Reduction among Ethnic Minority Groups through Communication Strategies	700.0
Strengthening Pro-Poor Policy in the Pacific	925.0
Legal Empowerment for Women and Disadvantaged Groups	550.0
Socioeconomic Impact of Road Crashes	925.0
Making Markets Work Better for the Poor (Supplementary)	385.0
Facilitating Knowledge Management for Pro-Poor Policies and Projects	980.0
Innovative Information and Communications Technology in Education and Its Potential for Reducing Poverty in the Asia and Pacific Region	800.0
Development of Catastrophe Risk Insurance Mechanisms	150.0
Core Environment Program and Biodiversity Conservation Corridors Initiative in the GMS	550.0
Developing Pro-Poor Governance Capability and Knowledge	875.0
Subtotal	18,504.3
TOTAL	27,275.9

GMS = Greater Mekong Subregion; NGO = nongovernment organization; HIV/AIDS = human immunodeficiency virus/acquired immunodeficiency syndrome.

Photographs
Cover: Eric Sales

ADB File, pages 2–3 • Richard Abrina, page 109

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